# CHUBB®

Chubb Limited
Annual Report
2025

**About the cover**

Together, the National Geographic Society and Chubb are leading a groundbreaking global initiative called Blue Boundaries to discover and deploy scalable solutions for restoring, illuminating and safeguarding ecosystems at the critical intersection of land and water, building resilience for both people and nature. Learn more about this partnership on pages 34-35.

*Cover photo: Waves crash onto Lord Howe Island's coastline, New South Wales, Australia by Taylor Glenn/National Geographic*

# Financial Summary

| In millions of U.S. dollars except per share data and ratios | Year Ended Dec. 31, 2025 | Year Ended Dec. 31, 2024 | Percentage Change | Percentage Change Constant Dollars |
|---|---|---|---|---|
| Gross premiums written | $65,946 | $62,003 | 6.4% | 6.8% |
| Net premiums written | 54,842 | 51,468 | 6.6% | 7.0% |
| Net premiums earned | 53,014 | 49,846 | 6.4% | 6.7% |
| P&C combined ratio | 85.7% | 86.6% | (0.9) pts | |
| P&C current accident year combined ratio excluding catastrophe losses | 81.9% | 83.1% | (1.2) pts | |
| Chubb net income | 10,310 | 9,272 | 11.2% | |
| Core operating income | 9,954 | 9,142 | 8.9% | |
| Diluted earnings per share – Chubb net income | 25.68 | 22.70 | 13.1% | |
| Diluted earnings per share – core operating income | 24.79 | 22.38 | 10.8% | |
| Total investments | 168,720 | 150,650 | 12.0% | |
| Total assets | 272,327 | 246,548 | 10.5% | |
| Chubb shareholders' equity | 73,757 | 64,021 | 15.2% | |
| Book value per share | 188.59 | 159.77 | 18.0% | |
| Book value per share excluding AOCI | 201.31 | 181.34 | 11.0% | |
| Tangible book value per share | 126.22 | 100.38 | 25.7% | |
| Tangible book value per share excluding tangible AOCI | 136.91 | 118.57 | 15.5% | |
| Return on equity | 15.0% | 15.0% | | |
| Core operating return on tangible equity | 20.5% | 21.5% | | |
| Core operating return on equity | 13.7% | 13.8% | | |

This document contains non-GAAP financial measures. Refer to pages 39-43 for reconciliations to the most directly comparable GAAP measures.



**Evan G. Greenberg**
Chairman and Chief Executive Officer
Chubb Group

# Your Chubb Investment:
# High Quality and Enduring Value

## To My Fellow Shareholders

Chubb had an excellent year in 2025, once again demonstrating the enduring value of this broadly diversified insurance company. We produced record operating earnings, supported by strong underwriting and investment results, leading to double-digit growth in earnings per share.

While we're growing and compounding wealth at a rapid pace, we're also investing in our businesses and capabilities in the most important parts of the world: North America, Asia, Europe and Latin America. We have been and are embracing the power of technology, AI, data and business process change, transforming ourselves so we thrive for years to come. We have a deep bench of talented, long-tenured leaders who have a passion for creating, building and managing. We are optimistic, our energy level is high, and we are deeply passionate and ambitious about our company.

Twenty years back, I said we aspired to be a great company, observing that to be great is to possess a quality of endurance. It is iterative and takes years, relentlessly building intrinsic strength. Chubb has demonstrated a steady resilience and ability to outperform, regardless of the environment. Over two decades, we have patiently built a broadly diversified, global business, which positions us so well to capitalize on the many short- and longer-term growth opportunities we see around the world. At the same time, our business provides us with resilience to better manage both the cyclical nature of our industry and the inevitable volatility we face in the business of risk.

We are a balance sheet business; therefore, our most important measure of wealth creation is tangible book value, which increased 22.7% last year, or 25.7% on a per share basis. The size and growth of our tangible capital support our ability to grow our underwriting, investment and life businesses. Tangible book value per share has increased 74% over three years and 385% over 20 years, and that includes

dilution from acquisitions. As an organization, we are unique in that we have the proven ability to both organically build and successfully acquire and integrate companies that complement our organic growth.

We create wealth through three sources of income, each with vast opportunity to expand and grow over time: 1) We are principally a global leader in property and casualty (P&C) insurance, underwriting risk for businesses and individuals; 2) We are a very successful investment manager with a record of generating excellent risk-adjusted returns on our growing portfolio of invested assets – liquid and private; and 3) We are becoming an established life insurer, with operations predominantly in Asia, and a growing worksite benefits business in the United States, both expanding at a double-digit pace.

Each of these three sources delivered record results in 2025. P&C underwriting income was $6.5 billion, up more than 11.5% for the year and up more than 43% over the past three years. Adjusted net investment income increased 9% to almost $7 billion for the year and is up 73% over three years. Life income was $1.2 billion, up more than 13% for the year and 88% from three years ago. In all, we produced record core operating income just shy of $10 billion – a milestone for our company – up 8.9% for the year and 55% over three years. Operating earnings grew 10.8% per share last year and more than 63% over three years.

Notably, our underwriting results and earnings were achieved in spite of pre-tax catastrophe losses (CATs) of $2.9 billion, about $500 million over prior year, predominantly driven by the California wildfires in the first quarter. Though U.S. and worldwide hurricane and typhoon seasons were unusually light, annual industry insured CAT losses still approached $129 billion. Fire, flood, cyclonic and earthquake were all perils that contributed to industry CAT losses last year. By its nature, CAT exposure is volatile, and frequency and severity of losses are alive and well.



**Cumulative Total Shareholder Return**

Stock price appreciation with dividends reinvested

- Chubb
- Top Global Insurers
- S&P 500

[1] Average of Aegon, Aflac, AIG, Allianz, Allstate, AXA, Aviva, China Life, Generali, Great-West, Hartford, Legal & General, Manulife, MetLife, Munich Re, Progressive, Principal, Pru U.K., Pru U.S., Sun Life, Swiss Re, Tokio Marine, Travelers and Zurich.

1084% Chubb
838% S&P 500
793% Insurers[1]

We have built one of the world's largest insurance companies. As of this writing, we were once again the largest P&C insurance company by market value. For the year we produced $66 billion in gross premiums. While demonstrating significant market presence, this is still barely a rounding error in the large and growing $5.8 trillion global insurance marketplace. Risk is a growth industry, and as an underwriter that helps businesses and consumers manage many aspects of the risks they face, we are capitalizing on a world of opportunity.

On a net basis — the measure that reflects the premiums and, in turn, exposures we retain on our balance sheet — we wrote $54.8 billion in premiums last year, up 6.6%, including 11.2% growth in our businesses insuring individual consumers and 4% in our commercial-oriented businesses. Every region of the world contributed: North America, Asia, Europe/U.K. and Latin America, with North America and Asia our largest regions. Total net premiums have increased 31.5% over the past three years and more than 62% over five years.

The most important line on our P&C risk-taking scorecard is the published combined ratio, which measures underwriting profit margin. Ours was 85.7% in 2025, which means a profit margin of 14.3 percentage points, an improvement of almost a point from 2024 and a record result. It is about seven percentage points better than our peers over almost any period you measure – 3, 5, 10 and 20 years. On a current accident year basis excluding CATs, a secondary measure that looks through catastrophe-related volatility, our combined ratio last year was 81.9%, a record low.

Through our investments in data, AI, technology and process change, we are gaining greater insight, efficiency and speed in underwriting, claims, marketing, customer service and how we work, while reducing costs. These efforts are seriously intensifying and should significantly benefit our growth and improve margins in the future. I will address this a bit more shortly.

Along with capital, loss reserves are the most important part of the balance sheet – they reflect our wherewithal to pay claims – and over decades we have consistently strived to manage them conservatively. Our reserves stood at $68 billion at year-end and are once again as strong as I have seen them.

As for capital management, our priority is to retain capital to support our insurance and investing operations and to grow our sources of operating income that accrete to return on equity (ROE) and book value. We are balanced and consistent in our approach to capital management, and we regularly return capital to shareholders in the form of dividends and buybacks. In 2025, we returned about $5 billion. We prefer to pay steady, modestly increasing dividends. While we are in the elite category of companies called "dividend aristocrats" – firms that increase dividends for at least 25 consecutive years – we see buybacks as more efficient for investors and the company, if bought at a price below intrinsic value. Buybacks provide us with flexibility in capital management; we are, after all, ambitious builders, and we are in the risk business. Over the past five years, we have returned about $23 billion to shareholders, an average of 58% of core operating earnings.

As you see from the chart nearby, our total returns have beaten the market and our peers over the long term. We are, in short, an enduring compounder of wealth. I am more confident, optimistic and energized than ever about what and who we are and about our prospects for the future. We have built a truly distinctive business with the scale, presence, capability and talent to create and capitalize on a large and growing set of opportunities globally.

**Who We Are: Diverse, Entrepreneurial & Ambitious**

This letter is important to me – it's personal – since it is my responsibility as CEO to come to account to shareholders about the company we own together. It's an opportunity to express my views about important issues that matter

## Outperformance over Past
## P&C Market Cycles



— Chubb Core Operating Income ($B)
— Peers' Average Commercial P&C Operating Income, Indexed to Chubb ($B)
— U.S. P&C pricing change[1]

Chubb: 17X

$10.0

Chubb CAGR: 7.3%

Chubb Operating Income CAGR: 12.9%

$4.7    $4.4

Peers[2]: 6X

$3.5

$3.3

$2.6    $2.3

$0.6    $1.0    $1.3    $1.1    $1.1

$1.0    $0.6    $0.7

Peers Operating Income CAGR: -5.0%

Peers CAGR: -4.1%

30.0%
20.0%
10.0%
0.0%
(10.0%)

| Hard Market | Soft Market | Hard Market | Soft Market | Hard Market |

2000  2002  2004  2006  2008  2010  2012  2014  2016  2018  2020  2022  2024  2025

[1] CIAB P&C Market Survey data

[2] Commercial P&C Peers include AIG, Allianz, AXA, CNA, HIG, Liberty Mutual, QBE, Tokio Marine, TRV, and Zurich. Peers' operating income was indexed to Chubb's and then averaged. Allianz, AXA, Liberty Mutual, QBE, Tokio Marine, and Zurich data is based on net income.

to many of us and potentially impact the health of your investment in us. The company is forever evolving. This is where I update and describe the firm, including what makes us distinctive and compelling.

So I begin, as I often do, with the basics. In short, Chubb helps people and businesses manage risk and protect themselves globally. We do this by conceptualizing, assessing, pricing and structuring the risks we assume, and we call this underwriting. Chubb builds and operates businesses all over the world to underwrite and assume risk locally. We have an extensive local footprint, a broad portfolio of hundreds of different insurance products for all kinds of businesses and individuals, and we provide related services that help our customers prevent or mitigate the risk of loss.

We are well diversified by design. We have carefully created, over many years, a substantial presence in 54 countries and territories. This provides greater stability, and our opportunity for growth multiplies as these countries expand economically. When conditions support our expectation for adequate risk-adjusted returns, we grow net premiums, or exposure, aggressively, and that translates to revenue and income. On the other hand, we sacrifice top-line growth and shrink in any of our businesses, even ruthlessly, to preserve an underwriting profit when conditions require. In aggregate, sometimes we grow faster, and sometimes we grow slower. Our results, pictured in the chart on this page, demonstrate superior and enduring income growth and wealth creation over 25 years, through all kinds of conditions.

# Well Diversified Franchise – Positioned for Superior Growth

## Revenue by Business

2025 Net premiums written and deposits in billions of U.S. dollars



Agriculture $2.9B (5%)

Global Reinsurance $1.3B (2%)

**Global Life: $9.5B (17%)**

Life Insurance & Deposits $6.1B (11%)

Accident & Health $3.4B (6%)

**Global Accident & Health: ($6.7B)** Including Life, Consumer and Commercial P&C ($0.6B)

Accident & Health $2.7B (5%)

Excess & Surplus[1] $5.5B (10%)

**Commercial P&C: $34.3B (60%)**

**Consumer P&C: $13.2B (23%)**

Personal Lines $10.5B (18%)

Mid-Market & Small $13.2B (23%)

$57B

Large Global Companies $11.4B (20%)

## Revenue by Region

2025 Net premiums written and deposits in billions of U.S. dollars

Asia $13.2B (23%)

North America $33.7B (59%)

Europe/U.K. $6.8B (12%)

$57B

Latin America $3.4B (6%)

[1] Excess & Surplus includes Westchester and Lloyd's

> "Over two decades, we have patiently built a broadly diversified, global business, which positions us so well to capitalize on the many short- and longer-term growth opportunities we see around the world."

In the charts nearby, you can also visualize the diversification and balance of our company and our mix of industry-leading businesses.

Our commercial insurance operations, which insure businesses, are 60% of our company and serve the smallest to largest companies operating all over the globe. Within that, our businesses serving middle-market and small commercial customers comprise our largest segment – 23% of the company – generating $13.2 billion in premium revenue, and growth prospects are outstanding over time. After all, economies around the world are made up predominantly of small and medium-sized businesses. We are built to compete for business of all sizes by virtue of our deep local presence globally, including an extensive branch network in so many individual countries, together with our global underwriting know-how, scale, data, analytics, technology, product and brand reputation. Nearly two-thirds of our middle-market business is in the U.S., with more than a third outside.

In our major accounts franchise, we are a global leader, specializing in the complex risk needs of large corporations and multinationals anywhere in the world. This represents another 20% of the company, producing $11.4 billion in premium last year. We're also a leading excess and surplus lines insurer – with $5.5 billion of premium – operating out of the U.S. and London, covering large and small companies exposed to more difficult and specialty risks, and we are the #1 crop insurer in the U.S. Each of these businesses is a major company in its own right.

On the consumer side, we are insuring people and their assets – from the homes, autos, art and jewelry of high-net-worth individuals in the U.S., to the lives, health, autos, homes, electronics, travel needs and pets of middle-income and emerging-middle-income households all over the world.

Our global consumer insurance operations, representing 40% of our company, produced $22.7 billion in net premiums plus deposits last year and have been growing rapidly, more than 8% in 2025. In the U.S., we are by far the largest insurer to high-net-worth individuals, with about 60% market share. Chubb is also a global leader in supplemental accident and health coverages (A&H) for middle- and lower-income individuals, and our life operations in Asia are among our fastest growing businesses with a lot of runway for further expansion.

Approximately 45,000 employees operate out of more than 1,150 offices around the globe. Nearly 60% of our premiums plus deposits are written in North America, with more than 40% spread across Asia (23%), the U.K. and Europe (12%), and Latin America (6%). As I have said for some time, in my judgment Asia and North America are the two regions with the greatest long-term wealth creation opportunity for Chubb – and for American business for that matter, a reality that our government should be more focused on, frankly. Together the two regions represent more than three quarters of our company's premium revenue.

Our hallmark of diversification applies importantly to our distribution capabilities. It isn't enough to have capital and underwriting expertise. Our global ambitions require the know-how, depth and breadth to reach customers anywhere, in the way they prefer to buy. From the smallest business in Ohio to the largest multinational in London, Australia or China, from a middle-income consumer or business in Thailand to a high-net-worth client in the United States, from an aging consumer in Korea to a younger life insurance purchaser in Brazil – we are marketers with strong distribution capabilities.



**P&C Combined Ratio Versus Peers**

The company's underwriting results have outperformed the average of its peers over the last 20 years

■ Peers[1]
■ Chubb

[1]Includes AIG, ALL, CNA, HIG, Liberty Mutual Group, and TRV.

| Averages: | 1 year | 3 year | 5 year | 10 year | 15 year | 20 year |
|---|---|---|---|---|---|---|
| Peers[1] | 89.8% | 93.6% | 94.9% | 97.1% | 97.9% | 97.2% |
| Chubb | 85.7% | 86.3% | 87.1% | 89.6% | 89.9% | 89.6% |

Our distribution network spans about 50,000 brokers and independent agents, hundreds of thousands of exclusive life and health agents, and hundreds of direct-to-consumer partnerships through digital and telemarketing channels. In the U.S. we are the #1 or #2 insurer with 15 of the top 20 brokers, and in Asia we are the #1 direct marketer of A&H insurance. Our extensive number of digital partnerships connects us with many of the world's most innovative social, e-commerce and fintech companies, as well as traditional banks, airlines and others, giving us access to more than a billion existing and potential customers.

Every successful company has a clear understanding of its purpose: To our core we are underwriters and risk takers first. We are led by underwriters who have the training, experience and knowledge to understand and manage risk. We are obsessed with the art and science of underwriting, as well as the management discipline and governance that, in turn, form a culture around our craft. We are well-integrated, with a flat management structure that enables rapid decision-making and granular oversight. When I say well-integrated, that means horizontally and vertically. Ideas and capabilities move around the world, enabling knowledge transfer, while we maintain a strong command-and-control governance process, essential to maintaining discipline in all we do in a vastly distributed organization. We're micromanagers and hands-on – details are not a burden to us. For all of us, running a business or function at Chubb is an honor and hard work. In our company, the higher you go in management the harder you work.

In any organization, culture is defined by individual and collective behavior. A hallmark of our culture: We aspire, starting with me, to be authentic, regardless of how social and political winds blow. I try to be genuine and frank, not expedient, in my behavior and communication style. That's what my colleagues expect of me and, in turn, what I expect

of them. I know and accept that those on the ideological right and left may not be satisfied in many instances. But I am not interested in politically loaded buzzwords or the latest cause-célèbre. While we aren't perfect, straight-forward, earnest authenticity is how we've always aimed to define ourselves. Another part of the bedrock values of our company: We strive to be a meritocracy.

We groom and develop leaders from the inside. One of those longtime leaders, John Lupica, Vice Chairman, Chubb Group and Executive Chairman, North America Insurance, retired from the company in December after 25 years of standout service. On behalf of all my colleagues and our Board of Directors, I want to extend our deepest gratitude to John, a trusted partner of mine and others in our journey building Chubb into the company it is today. John's contributions were simply enormous. His leadership, underwriting wisdom, work ethic and exemplary character created a tremendous legacy. John's impact on our culture and the values we hold dear will endure for years to come.

In my letter last year, I said we made several important leadership changes in 2024, including at the top of our two largest business segments – North America and Overseas General – as well as in our Asia-Pacific and Europe regions, and in our U.S. middle-market/small commercial and high-net-worth businesses. In 2025 we also announced a new chief investment officer. The changes were all planned over an extended period and drew from a deep pool of highly talented, long-tenured colleagues, the result of our decades-old succession process. These individuals – Juan Luis Ortega, Paul McNamee, Scott Meyer, Marcos Gunn, Ana Robic, Ben Rockwell and Melissa Scheffler – each have more than 15 years in the industry. Chris Hogan, our new chief investment officer, who has many years of experience, joined us three years ago, and we knew the

> “A brand withstands the test of time in the face of adversity. Forged in fire, it leaves a permanent mark - a lasting impression to be passed down from one generation to the next to be made better, stronger and a part of history.”
>
> – Joe Bear

day he joined he is truly one of us. These are all impressive leaders, operating at a high level, and they are representative of “Chubb character” – of our culture and our ethos. Chubb President John Keogh and I consider them our partners. We have unrelenting, high expectations of them, and our job is to make them better than they ever thought they could be. The combined depth, breadth and continuity of our management team is another hallmark of our company.

**The Chubb Brand and Blue Boundaries**

Built over the course of more than 100 years, the Chubb brand name stands for reliability, craftsmanship, execution excellence and quality in all we do. In many instances, our customers are willing to pay more for our exceptional service, and we are committed to living up to that reputation.

Last year, my colleague Joe Bear, a Texan and veteran manager in our agribusiness, gave me a cattle branding iron with the Chubb name cast in steel. In an accompanying letter, Joe captured the essence of the term brand and what our name should always stand for: “A brand for a cowboy and in the agriculture world still stands for pride of ownership. It stands for hard work. It symbolizes perseverance and fortitude during hard times. It represents honesty, integrity, loyalty and a foundation to build upon. A brand withstands the test of time in the face of adversity. Forged in fire, it leaves a permanent mark – a lasting impression to be passed down from one generation to the next to be made better, stronger and a part of history.”

That’s wisdom, and it’s how I think of our brand. It is to be nurtured and protected.

The Blue Boundaries partnership that Chubb announced last year with the National Geographic Society is an example of the culture, values and brand I just described. It’s a landmark project aimed at using science to explore, protect and communicate for all to appreciate vital Earth ecosystems around the globe at the convergence of land and water. It is an effort to actively demonstrate the importance, beauty and wonder of nature, which sustains the well-being of the planet. Our natural world faces real and serious challenges that, in turn, affect mankind and many animal species. This effort allows us to help address a problem in a modest way with a truly world-class partner.

The partnership is a seven-year effort between National Geographic and the Chubb Charitable Foundation. Blue Boundaries will focus on studying and safeguarding three of Earth’s most vital coastal ecosystems — freshwater wetlands, mangroves, and reefs — through on-the-ground and on-the-water science-based research, film-based storytelling and educational programs. These ecosystems are intricate, interconnected and essential for biodiversity, environmental stability, wildlife and human well-being – vital habitats for nearly half of all species on Earth. They provide fisheries, clean water and coastal resilience, supporting billions of people. And they play a critical role in storing carbon and regulating the climate. However, they are increasingly under threat from climate change, habitat loss, pollution and unsustainable resource use.

We need to better understand and explain what is happening in these areas in fact-based and practical terms, illuminate their beauty and vitality, and help find solutions for the threats they face. I can think of no better or more credible partner than National Geographic. Blue Boundaries, like



**Growth of Invested Asset and Adjusted Net Investment Income**

Over the last 10 years in billions of U.S. dollars

— Total investments
■ Private Illiquid
■ Public Liquid
■ Adjusted net investment income



Chubb, is all about protecting what matters most to us. We are honored to be a part of the project and associate our brand with it.

■

**A Mixed Macro Environment**

The economic, geopolitical and financial market outlook is a mixed picture. On the one hand, I am quite optimistic about the year ahead. The economic growth outlook for 2026 is strong, given rapid increases in innovation and massive investments in AI and related infrastructure, which supports current and future growth in productivity. Add to that the stimulus to consumption and capital investment from the tax law enacted last summer, and federal deregulation efforts.

Sitting alongside my optimism are numerous flashing warning lights. Likely, a good portion of the massive amounts of investment going into AI will generate low returns or won't prove money good. Fundamentals contributing to inflationary pressure are real and growing, including tax cut stimulus, massive deficit spending, lagging tariff impacts, rising electricity demand, immigration-related labor shortages, and large increases in money supply that have contributed to inflation in all asset classes.

We are running federal budget deficits near $2 trillion, 6% of GDP, and total outstanding debt is four times what it was in 2007. That we are running a deficit during a period of strong economic growth is a self-inflicted problem. A reckoning is coming. Our inability – or unwillingness – to control deficits and inflation risks diminishing the confidence of those who buy Treasury debt and other dollar-based assets, which cheapens our currency and raises interest costs. Add a wide range of political and geopolitical uncertainties, and it isn't hard to imagine a future event or series of events. We can't predict the timing or the trigger, but the risk is real.

We are managing Chubb with all of this in mind. While we are leaning in, given the many opportunities we see in the businesses we operate, we are maintaining a strong balance sheet, with relatively conservative asset allocation and strong liquidity. Our liquid, A-rated fixed income portfolio – almost 88% of our investments – provides tremendous ballast. And more than 40% of our insurance business is non-dollar, providing a natural dollar hedge.

■

**An Investment Manager with a Record of Success**

Over the years, on the asset side of the balance sheet, we have built a successful investment business, which is a derivative of our growing, basic business of insurance. Given the size of our invested asset and our earning power, investment management presents a major source of growth and opportunity. Our invested asset has increased from $66 billion 10 years ago to $169 billion in 2025. Investment income represents more than half of our earnings currently and is growing.

Pick any period. We have produced excellent risk-adjusted returns well in excess of our cost of capital and accretive to our operating return on equity. We have grown investment income at a compound annual rate of more than 12% over the past 10 years and 14% over five years. We conservatively manage the fixed income portion of the investment portfolio, which supports our insurance companies' required capital and loss reserves.

We have, in the meantime, diversified our holdings and built an alternative asset portfolio, where we make private, illiquid investments in credit and equity and, over the last eight years, into our partnership with KKR. Today, half of our private portfolio is in the Strategic Holdings partnership, with controlling or significant positions in a number of companies that share common features: predominantly capital-light, high-quality businesses we want to own for the long term, whose products and services are basic and in demand. They produce sustainable and growing cash

> "Our invested asset has increased from $66 billion 10 years ago to $169 billion in 2025. Investment income represents more than half of our earnings currently and is growing. Pick any period. We have produced excellent risk-adjusted returns well in excess of our cost of capital and accretive to our operating return on equity."

flows. Chubb and KKR invest capital equally. We participate jointly in governance, standards, portfolio construction and evaluation of prospective investments. Strategic Holdings is expected to grow significantly in the years to come.

Our results in the private portfolio have been very good over time. The portfolio has produced a 15% internal rate of return for private equity and 9% for private credit, with strong cash yields. We project annual income from the private asset portfolio will increase significantly over the next few years.

### The Accelerating Impact of Technological Change

Efforts and investments in our company's digital transformation are accelerating. It's a journey we have been on for some time, and we are reaping gains now from years of investment in technology, data and AI, which, in turn, impact how we do business. We are focused on converting our businesses to tech-, data- and AI-driven enterprises. As I noted earlier, this supports increased insight, speed and efficiency in all aspects of the underwriting and claims processes, as well as deeper insights into risk – leading to better underwriting and pricing precision, improved customer experience, wider distribution and marketing capabilities, and new market opportunities. The implications are vast and fundamental, and we are doubling down.

For us, the real story is the coming together of AI (algorithmic and large language models) with foundational technology, data and process reengineering to automate and transform the organization, business by business, at a deeply granular level. This requires engineering talent of different types, working closely together with business professionals and managers who know intimately how the business works and what's required for change. It requires leadership skilled in actual business transformation. It is iterative, gritty work. It takes time and sustained focus – hard yards. We believe it is the only path to harnessing the real power of a digital age in a large, established company.

In some businesses, tech and AI will replace what humans do entirely; in others it supports and makes them more productive. The firms that manage this well in any industry will create real advantage.

It is also a transformation for our employees, and we are committed to investing in and supporting their journeys as they upskill and reskill. People who embrace progress and are willing to adapt have a career at Chubb. At the same time, we plan to reduce our global employee population significantly. There is a natural annual turnover rate of staff that substantially supports our ability to reduce headcount. While we will need far fewer colleagues in many areas, we require more in certain others. The stronger our competitive profile, the more we will grow, which means more employment over time with higher productivity. And remember, when it comes to most insurance, people still want to deal with people. It's a trust business.

### How We Manage Hard and Soft Markets

The commercial P&C insurance business, and parts of the consumer business, are cyclical, with times when pricing is favorable and times when it is inadequate. The cycle is driven by supply/demand. Demand is relatively constant; it increases naturally as economies and exposures grow. Supply, which is capital, fluctuates. When a crowd of insurers aggressively chases yesterday's returns for market share, excess amounts of capital are deployed. Prices drop and quickly become inadequate, given the relentless increase of loss costs. Because this is a risk business, eventually undisciplined capital is burned and withdrawn; then prices rise to adequacy again. Cycles can play out over years, considering the lagging nature of our business. In longer-tail classes, you don't know the true cost of goods sold for years.



**P&C Premium Growth by Geography**

Percentage change in P&C net premiums written, 2025 versus 2024



■ Commercial businesses
■ Consumer businesses
■ Overall growth

*Total P&C includes Global Re, Combined International, and other international operations, which are excluded from the regions.

| | North America | Asia | Latin America | Europe | Total P&C* |
|---|---|---|---|---|---|
| Commercial businesses | 3.9% | 2.0% | 4.6% | 6.8% | 4.0% |
| Consumer businesses | 7.5% | 18.6% | 7.6% | 2.6% | 9.2% |
| Overall growth | 4.7% | 10.7% | 6.3% | 5.9% | 5.4% |

Our company has managed through many hard and soft cycles. Our disciplined approach is another hallmark of Chubb. We shrink whole businesses when necessary to preserve an underwriting profit. On the other hand, we take on exposure aggressively when we observe opportunities to earn an adequate return. Many insurers profess discipline, which is easy to say in a hard market, but few mean it. Most are hungry now for growth and are unwilling to trade market share, even when an adequate return can't be achieved.

Insurance is a large, complex ecosystem. Beyond traditional insurers is a list of other capital providers, starting with reinsurers, who over the last few years moved away from attritional CAT coverage – covering higher-frequency, lower-severity events – to reinsuring CAT tail risk, meaning big and infrequent events only. Given the absence of large CATs the past two years and very favorable pricing, reinsurers entered 2026 with a lot of capital, and rather than return it to shareholders, most are now hungry to put it to work in pursuit of growth.

Many reinsurers, and insurers as well, support managing general agents (MGAs), which is a bad bet in the majority of cases. An MGA is an agent with underwriting authority. (No conflict of interest in that!) MGAs are not new – they have been around for many decades – but during the recent hard market they proliferated. As agents, they don't retain underwriting risk. Instead, for a commission, they bind others – insurers, reinsurers, hedge funds, private equity – to risk gathered from retail and wholesale brokers who generally do business with them because they offer cheaper prices and good commissions. Often, the MGA also uses a "front" insurance company, whose purpose is to "front" the risk for a fee, take the counterparty risk (don't worry, no risk there), and then pass it along to the ultimate risk taker through another broker who also takes a commission. This ecosystem

also includes broker underwriting facilities, or treaties, that brokers use to lay off coverage automatically to insurers for additional commission.

When you add it up, risk can pass through four or five layers of intermediaries, who all take commissions before the risk finally gets to the ultimate risk taker. It's a volume-based incentive system that amplifies the supply cycle; all of these intermediaries make their money through commission dollars, which are a function of volume. The clear losers are the ultimate risk takers – cheap prices with huge intermediation costs. It's also policyholders, because as claims mount and losses build, claims end up paid late or never at all.

We've seen this movie before, and it doesn't end well. Underwriting is the core function of insurers and reinsurers, who are the ultimate risk takers. Insurers who outsource underwriting but retain the risk do so at their peril. There are exceptions in the case of specialist MGAs who earn their income as a share of underwriting profit, but they are a relatively small percentage of this ecosystem. By the way, we do business with a few of them on our terms.

Underwriting is not something Chubb outsources.

At this time, the commercial P&C pricing environment is softening, but it isn't binary; rather, it is textured and nuanced. Pricing is stronger in some classes and markets (for instance, U.S. casualty related) and weaker in others (like large account and upper-middle-market property, admitted and excess and surplus (E&S), which is now soft). While the market as a whole is transitioning toward a soft part of the cycle, our company is in a good position to grow given our diversification, though obviously not as fast as we

> "Efforts and investments in our company's digital transformation are accelerating. It's a journey we have been on for some time, and we are reaping gains now from years of investment in technology, data and AI, which, in turn, impact how we do business."

did during the hard market. In all, a significant majority of our businesses are less or not exposed to the pricing cycle and present good growth opportunities – some faster, some slower. There is a lot of opportunity in front of us.

**Scaling Up Our Global Presence**

Chubb's P&C insurance businesses operate in two principal divisions – North America and Overseas General – plus a small and well-operated reinsurance business. I will return to North America, our largest region, shortly, but first I want to discuss the 40% of our business outside of North America. Our international footprint includes both P&C and life operations, generating $23.4 billion in total premium revenue last year.

Our international P&C insurance business, Overseas General, wrote just over $15 billion in premiums, commercial and consumer, through more than 500 branch offices in 51 countries and territories across Asia, Europe and Latin America. Our retail operations, which are 90% of Overseas General, grew 7.8% last year, with consumer up 11% and commercial more than 5%. The business produced a combined ratio of 85.5%, an improvement of nearly 1.5 points from 2024. We also have a significant wholesale presence at Lloyd's – the other 10% of the division – as a recognized and well-regarded lead underwriter with a long track record of excellence. It grew about 5.5% last year.

On the commercial side, our businesses insuring small- and middle-market companies in countries around the world produce almost two-thirds of Overseas General's retail commercial portfolio and are growing quickly, supported by our know-how and capabilities from North America. We are, as well, a leading global insurer for large companies and multinationals, representing the balance.

Our international life insurance business, focused primarily on Asia, is another major source of earnings and growth for Chubb. Life insurance grew more than 15% to $7.3 billion in premiums in 2025 and, again, produced income of $1.2 billion, up more than 13% for the year. Life income has tripled in five years. In North and Southeast Asia, Chubb Life operates in eight countries and territories, and while it has its own core distribution channels, it is working more closely with Overseas General to present a total Chubb proposition for our international distribution partners and customers.

Our Asian operations serve 50 million customers and produced $13.2 billion in total premium plus deposits last year, P&C and Life combined. The region is vast, with many distinct cultures and markets, both large and small, developed and developing. It takes years of patient building and local knowledge to create the depth of presence required to capitalize on the many opportunities we see to serve individuals and businesses across this dynamic region. From supplemental A&H in Korea, to life insurance and asset management in the Greater Bay area of Hong Kong and China, to large commercial in Australia and auto insurance in Thailand, we are built to compete and grow across many unique local markets.

About 80% of our total business in Asia and roughly half of our Asia P&C business is consumer-focused – A&H, life, auto, homeowners and other personal lines – with the balance in commercial lines insuring businesses. Last year, consumer P&C and life premiums were up almost 19% and 16%, respectively, in Asia, while commercial P&C grew 2%.

After Asia and North America, Europe is Chubb's next largest region, with annual premiums of $6.8 billion. We operate through a substantial network of offices in the U.K. and

> "Every successful company has a clear understanding of its purpose: To our core we are underwriters and risk-takers first."

across continental Europe, with a growing presence in the Middle East. Our business in the region is predominantly commercial, at almost 80%, where we insure large corporations and middle-market companies. In Latin America, we have major operations in nine countries and territories, with Mexico, Chile and Brazil our three largest, and we wrote $3.4 billion in premium last year. We are Mexico's #3 underwriter of auto insurance. We grew that business almost 18% last year in constant dollars and cover almost 2 million vehicles in the country, another business that is on a roll. In all, in our Latin America region, P&C grew 6.3% last year and more than 11% in constant dollars.

And again, everywhere we operate, we are focused on building and innovating our sales and distribution capabilities. In Asia we have more than 7,000 telemarketers, massive consumer databases and leading digital technology in the hands of teams with considerable marketing and tech know-how. Our "Chubb Studio" technology platform connects us with more than 250 digital partners, including some of the most innovative and successful companies in Asia, Latin America, North America and Europe, enabling us to embed our insurance products and standalone offerings into their digital customer experiences. These partnerships are yet another important source of growth and diversification: Our native InsurTech, Chubb Digital, grew 27% to $1.4 billion last year and earns a meaningful underwriting profit.

## Plenty of Opportunities for Growth in North America

Returning to North America, we had a strong year in 2025. Our commercial and consumer P&C insurance divisions in the United States, Canada and Bermuda wrote more than $31 billion in premiums, up 4.7%, with personal lines up 7.5% and commercial up almost 4%. North America has grown almost 20% over the past three years, and 47% over the past five. Our North America combined ratio, at 83.8% in 2025, was simply outstanding and that includes the cost of the California wildfires early in the year. This speaks to the broadly diversified nature of our business.

Built patiently over decades, we are the largest commercial insurer in the U.S., with a well-balanced portfolio of businesses that serves small and middle-market companies, large corporations, hard-to-place excess and surplus coverage, agriculture and farming, and personal lines catering to high-net-worth individuals and families.

Our middle-market and small commercial business division in North America wrote $8.6 billion in premiums last year. Chubb is the second-largest middle-market insurer in the U.S., where we serve companies with annual revenues from $30 million to $1 billion. Premiums have compounded at a rate of about 8.5% over the last five years. This is a huge market. Our local presence, vast amounts of data, breadth of product, unique focus on specific industries, 48 branch offices and large distribution network of agents and brokers add up to a significant capability advantage over most others.

Our major accounts division is the leading insurer in the U.S. of large domestic corporations and multinationals, across a broad range of coverage, from property, casualty and marine, to surety and professional risk, to name a few. Our global scale means we are able to serve our largest customers anywhere in the world. We wrote $7.6 billion in premium last year in North America major accounts. Large corporations have complex risk exposures and require sophisticated structuring, coverage, services and capacity that very few insurers offer. We aren't just providing capacity for excess layers, like so many others do and where it's mostly just about price. We are providing capability, which means greater stability in relationships and, to a degree, pricing.

> "While we are leaning in, given the many opportunities we see in the businesses we operate, we are maintaining a strong balance sheet, with relatively conservative asset allocation and strong liquidity."

Chubb Personal Risk Services, our business serving affluent individuals and families, is now more than $7 billion in premium and we are far and away the category leader. In fact, we invented the category of coverage and services in the 1980s. The business has compounded at about a 7.5% rate over the last five years. Our range and richness of product coverages, ability to serve the complex needs of these customers, and reputation for service are simply unrivaled. We insure some of the largest, most unique homes in America, many of which are located in extraordinarily beautiful places and are acutely exposed to the perils of nature. We have a 94% "highly satisfied" rating.

Westchester Group, our E&S business, generated $3.9 billion in premium last year. We are a top five E&S insurer in the U.S., offering a broad range of specialty products exclusively through wholesale brokers, who serve large accounts, middle-market and small commercial customers. In 2024 we added pet insurance to the portfolio, another growth business. Westchester has compounded at a 12% rate over the last five years.

Our agriculture business, Rain and Hail, formed in 1919, is the #1 insurer in the U.S. dedicated to protecting the crops of American farmers. This is a CAT-like business with a favorable risk-return profile when managed well. Rain and Hail has a deep competitive advantage given its scale, national presence, 100 years of farmland data and advanced technology. The business produced $2.9 billion in premium in 2025.

Finally, Combined Insurance, a part of our Life division now operating under the name Chubb Benefits, provides voluntary benefits to the employees of large, mid-sized and small companies with a predominantly A&H-focused product. The business grew 17% in 2025 and now generates $1.2 billion in premiums.

Taking this brief trip around the world, you get a glimpse of the diversification and balance of business that we bring to bear.

**Litigation and the U.S. Affordability Problem**

We have a growing affordability problem in the U.S., which is also a political problem. One source is the cost of litigation, which is contributing to price increases in just about everything – transportation, food, construction, insurance and more. Our legal system is an unnecessary tax on society that saps households of an average $4,000 annually, more than 2% of U.S. GDP. The exploding frequency and cost of litigation for businesses of all kinds is raising liability insurance costs about 7% to 9% a year – multiples of the inflation rate.

As the largest commercial insurer in the U.S., we see firsthand on a daily basis how our nation's litigation problem is worsening and out of control. You see it, too: Trial lawyers on billboards everywhere promising big paydays for all forms of injury, a chance for your day in court – and then there is the explosion in mass class action lawsuits. Partially fueling individual and large tort cases is the growing litigation finance industry – private equity investors, as well as hedge funds and substantial foreign money – which funds lawsuits in exchange for a piece of the awards. They've turned courtroom payouts into a speculative asset class. But there's no free lunch. The cost of liability insurance is rising along with the cost of litigation. Insurers intermediate money, we don't print it.

The trial bar is a money-making growth industry, and it continues to expand as lawyers search for new theories of liability to bring more lawsuits. Employment practices liability (EPL) is an example of how the litigation problem is metastasizing; EPL lawsuits are increasing at a double-

> "I am optimistic for our country, but it's our collective responsibility to actively support this grand experiment in democratic governance for it to endure."

digit rate nationally. Employees are suing employers for harassment, discrimination, rights violations, and now mental stress. Corporate return-to-work policies, for example, are now grounds for personal injury action, based on the novel legal theory that such policies cause compensable mental stress.

The business community is starting to get its act together and fight back against abuses of the system, and we are making some progress. Georgia, South Carolina, Florida and Louisiana have enacted important tort reform laws that are making a difference, while several states have enacted or are considering laws requiring disclosure at trial as to who is funding the lawsuit. At the federal level, legislative efforts are underway in Congress to partially address the problem of litigation finance nationally. It is important movement and good news, though modest relative to the rising cost of excessive litigation on society and the economy. It's a cancer. I expect business community efforts to pick up steam in the year ahead as more corporations are waking up to the problem and joining the battle to bring greater rationality and balance to our legal system. It will be a long fight.

■

**Supporting our System of Democratic Governance**

U.S. economic growth is strong, but fewer Americans believe they are benefiting. Wealth is increasingly concentrated among a relative few. Economic growth is not equaling broad-based prosperity. Middle- and lower-income citizens earn more money than ever, but the cost of living has outpaced their gains in income. They struggle to afford a decent way of life. More younger people question whether hard work will create opportunities, and there are increasing demands for entitlements – a belief that government should offer subsidies to redistribute wealth and mitigate unfairness in the system. Distrust of institutions, both public and private, is rising. More people are questioning whether a democratic system of governance and self-reliance is the right system for America, or whether government should be

more muscular and autocratic. There is rising polarization and populism on the right and the left of the political spectrum, while the center is more silent.

For many, there appears to be an illusion of permanence in our country's democratic institutions. But our system of governance is a grand experiment that is not simply self-sustaining. It has been held together by a reasonably predictable and transparent legal system, checks and balances between branches of government, respect for private ownership, free and fair elections, and a collective and individual sense of personal responsibility that supports our exceptional ability to grow and prosper.

At our best, we all rise as a country to a self-conception as "the land of the free and home of the brave." We have a responsibility as citizens to participate in our self-governance. Civil society is a participant's sport; we require our leaders to set an example and to respect and protect all of our rights.

There is and always has been a danger that our politicians and private sector leaders choose to rationalize support for policies that challenge their beliefs and look away from decisions that conflict with our national values in order to stay safe and secure patronage. Many choose silence and appeasement over pushback. These behaviors simply embolden leaders and further undermine democracy by breeding distrust and a lack of respect for leadership broadly among citizens.

As a country, our history is about endless effort and, at times, struggle to achieve and maintain a vision of democracy. Our independent courts and media have worked to keep our leaders in check and protect the bedrock principle that nobody is above the law. Congress has actively guarded its role as a co-equal branch of government. And the American people have demanded respect for their constitutional rights. Our Supreme Court has remained active and

> "For the sake of our own prosperity and security, and that of the world, the U.S.-China relationship must be defined by cooperation, competition and engagement, without compromising our respective national interests. The stakes are too high and the world too small."

balanced – a strong example of our constitutional system at work. I am optimistic for our country, but it's our collective responsibility to actively support this grand experiment in democratic governance for it to endure.

◼

### The U.S. in a More Splintered, Multipolar World

For some time, the international order has been shifting, from a U.S.-led post-World War II system toward a more splintered and multipolar world. Other countries and regions – most notably China, but others, too – have been and are amassing a larger share of global economic, diplomatic and military weight. Our country is hardly declining, but power is naturally becoming more dispersed.

However, of late, the shift has accelerated. Our country's leaders are less constrained by consideration of traditional norms, institutions and alliances. Our economic and military power has been used to advance a more aggressive and expansive view of our national interests. In policy, we have become more transactional, driven to a degree by perceived opportunity and grievance. We seem to be in a constant search for leverage against allies and others equally.

The foreign policy shift is most evident in our hemisphere, where we seek to reassert greater dominance. In Europe, we have rightly pressed allies to assume a far greater share of the burden for their own defense, though we have also interfered internally, pressing them socially and politically to preserve their national identity by "protecting" free speech and limiting immigration. Of late, in both Latin America and Europe, we have pressed to extend our extraterritorial rights over land and natural resources.

While we have grown more assertive in our hemisphere, there is no evidence we are withdrawing from other regions of the world, contrary to views I sometimes hear expressed. We remain influential, strong and active in Asia and the Middle East. And to date, the administration has not shown interest in ceding areas of influence to Russia and

China. However, it seems to me that our approach in our hemisphere raises the risk Russia and China could seek to follow our example in their regions.

As I finish this letter, we have commenced military action against Iran. Though the action carries a great deal of risk and uncertainty, the status quo was unacceptable and unsustainable. For 40 years Iran has been calling for "Death to America." Its nuclear ambitions and its support and funding of terrorist organizations pose real threats to our security, and the security of our allies.

In Asia, we are redefining our relationships with allies and partners by insisting that they provide greater economic benefit to us as a price for security protection. Meanwhile, we have also emphasized the importance of strengthening military deterrence while concurrently lowering tensions with China, a good direction.

The gap in overall national power between the United States and China versus every other country in the world is sizable and growing. Our two countries stand apart in the combined military, economic power and population size each possesses. Other countries have one or two of these features, but not all three.

U.S.-China relations have stabilized over the past year, and we are in a period of relative tactical calm as a result of our president's personal diplomacy and the mutual respect created between our two leaders. Left unsaid but acknowledged by both is the fact we each remain uncomfortably vulnerable to the other as a sole source or critical supplier. We depend on China's rare earths, in addition to batteries, pharmaceutical ingredients (APIs), and the refining of raw materials. China similarly depends on us for advanced technologies and software, aircraft components, high-end machinery, etc. If either country chokes off the other, it invites retaliation. Both leaders are

> “Built over years, Chubb is a durable compounder of long-term shareholder value with a compelling wealth creation story. We have so many opportunities, ambitious objectives, and the balance sheet, people, capability and patience to deliver - and I have no doubt that our best days are ahead of us.”

acutely aware of this reality. At the same time, institutional and national distrust are extremely high, and both countries are actively working to insulate and distance themselves from the other. Ironically, our president, almost alone among U.S. political leadership, supports greater engagement without compromising our interests. I applaud that.

We will hopefully extend the period of relative calm over the next year. This would buy time for both countries to modestly reduce sole source dependencies. While we won’t change the long-term direction of the U.S.-China competition, we can use this period to begin reaching agreements in the areas of trade, investment and security, both military and domestic. Given the domestic political realities in both countries, potential agreements will likely be modest in nature, but even that would begin to get us in the habit of greater engagement and cooperation – a trend that would be mutually beneficial. In the longer term, for the sake of our own prosperity and security, and that of the world, the U.S.-China relationship must be defined by cooperation, competition and engagement, without compromising our respective national interests. The stakes are too high and the world too small.

More broadly, as international rules and norms are diminished, constraints on the use of force to achieve national goals are diminishing. Our allies are forced to face reality and depend less on the United States for their security and prosperity. Our global network of alliances, traditionally a source of strength and influence, is beginning to decrease.

Middle and smaller powers will begin to exercise greater agency to protect their interests and turn toward each other for mutual support. Over the coming years they will increasingly seek to work together and address shared challenges. Their efforts will be both informed and limited by their respective interests, size, geography, cultures and values. In my judgment, this will hardly represent the dawn of a new geopolitical era. The world won’t reorganize itself in the absence of the leadership of a strong country — or countries — capable of compelling others to sacrifice their immediate interests in the service of a global vision or order.

### In Closing

Our company’s many qualities are distinguishing. I hope you have come away with a better appreciation that this is by design and is reflected in our performance.

I want to thank my colleagues around the globe, including our senior management team, for their outstanding contributions and their enduring commitment to our mission. I am honestly lucky to work with the best – people who are talented, dedicated and driven. Due to their collective efforts, we continue to build on what is already a great company. I also want to thank our active, supportive and optimistic Board of Directors, whose commitment and counsel have been essential to our success. They give us added confidence to do what we do best: create, build and manage.

Built over years, Chubb is a durable compounder of long-term shareholder value with a compelling wealth creation story. We have so many opportunities, ambitious objectives, and the balance sheet, people, capability and patience to deliver – and I have no doubt that our best days are ahead of us. On behalf of the entire organization, thank you for your trust in us.

Sincerely,

Evan G. Greenberg

Chairman and Chief Executive Officer

# Chubb Senior Operating Leaders

Chubb's senior operating leadership includes the company's President and Chief Operating Officer and Chairman of North America Insurance, and the Presidents of the North America, Overseas General and Chubb Life insurance operations.



**John Keogh**

President and Chief
Operating Officer,
Chubb Group;
Chairman,
North America Insurance



**Juan Luis Ortega**

Executive Vice President,
Chubb Group;
President,
North America Insurance



**Paul McNamee**

Executive Vice President,
Chubb Group;
President,
Overseas General Insurance



**Bryce Johns**

Senior Vice President,
Chubb Group;
President,
Chubb Life



# Corporate and Global Functional Leaders



**Timothy Boroughs**

Vice Chairman,
Chubb Group;
Executive Chairman,
Asset Management

**Frances D. O'Brien**

Executive Vice President,
Chubb Group;
Chief Risk Officer

**Joseph Wayland**

Executive Vice President,
Chubb Group;
General Counsel



**Christopher Hogan**

Senior Vice President,
Chubb Group;
Chief Investment Officer





**Peter Enns**

Executive Vice President,
Chubb Group;
Chief Financial Officer



**Sean Ringsted**

Executive Vice President,
Chubb Group;
Chief Digital Business Officer
and Chief Analytics Officer



**Rainer Kirchgaessner**

Executive Vice President,
Chubb Group;
Global Corporate
Development Officer



**Jo Ann Rabitz**

Senior Vice President,
Chubb Group;
Global Human Resources
Officer

# North America Insurance

**2025**
**Key Financial Results**
*Dollars in millions*

### Total North America P&C Insurance

| | |
|---|---|
| Gross premiums written | $38,340 |
| Net premiums written | $31,230 |
| Combined ratio | 83.8% |
| Segment income | $9,184 |

### North America Personal P&C Insurance

| | |
|---|---|
| Gross premiums written | $8,110 |
| Net premiums written | $7,024 |
| Combined ratio | 91.5% |
| Segment income | $1,048 |

### North America Commercial P&C Insurance

| | |
|---|---|
| Gross premiums written | $25,563 |
| Net premiums written | $21,280 |
| Combined ratio | 81.4% |
| Segment income | $7,559 |

### North America Agricultural Insurance

| | |
|---|---|
| Gross premiums written | $4,667 |
| Net premiums written | $2,926 |
| Combined ratio | 82.3% |
| Segment income | $577 |

---

"In 2025, Chubb North America delivered yet another very strong year. The diversity of our portfolio was key to this achievement. Our commercial property and casualty, personal lines and agriculture businesses all contributed to record underwriting results. Thanks to our talented team, strategic investments in data and technology, and our consistent client focus, we can deliver the best of Chubb through changing market conditions and a heightened risk environment."

**— Juan Luis Ortega, President, North America Insurance**

### Major Accounts
- At least one line of business written for 99.6% of Fortune 1000 companies
- $1.8B in Major Accounts new business, another record year

# 99.8%
of Fortune 500 companies have at least one in-force line with Chubb.

### Gross Premiums Written Distribution by Product

- ● Retail Commercial Lines **55%**
- ● Personal Lines **21%**
- ● Agriculture **12%**
- ● Specialty **12%**



**$38.3B**

FY 2025 gross premiums written

#1 Large Corporate Insurer

#1 Commercial Lines Insurer in the U.S.

### Chubb Insurance Solutions Agency (CISA)
- Fully licensed surplus lines broker in all 50 states
- 8,001 agencies, including 1,048 new agencies appointed in 2025





**13,600** employees in **131** offices across U.S., Canada and Bermuda reaching **19,000** agencies



#2 Middle Market Insurer

**Chubb's North America Insurance Business Units**

**Major Accounts**
Commercial P&C insurance products for the large corporate market sold by retail brokers

**Commercial Insurance**
Commercial P&C insurance products for middle market, lower middle market and small businesses sold by independent agents and retail brokers

**Personal Risk Services**
Personal lines coverage, including home, auto, valuables, umbrella and recreational marine insurance, for successful individuals and families, sold by independent agents and brokers

**Chubb Bermuda**
Excess liability, financial lines, property and political risk coverages sold by large international brokers

**Westchester**
Commercial P&C excess and surplus lines sold through wholesale brokers

**Agriculture**
Crop insurance from Rain and Hail and farm and other P&C coverages sold by agents and brokers



#1 High-Net-Worth Insurer
94% of PRS claimants highly satisfied

**Personal Risk Services (PRS)**
• Record net premiums written of $7 billion – up 7.5% from 2024
• 43,000+ annual personal risk consulting visits
• Responded to ~63,000 PRS claims, of which ~5,500 were CAT-related
• 60% U.S. market share as a high-net-worth insurer

**Westchester**
• Over 130 broad P&C products offered
• Healthy Paws - 500,000+ cats and dogs insured

"We have a great brand and a great reputation. The number of products and services we can offer to solve problems is unmatched. Our experience as underwriters, our experience handling claims, and our experience in risk engineering have allowed us to lead and be a real partner to our customers."

— **John Keogh, President and Chief Operating Officer, Chubb Group; Chairman, North America Insurance**

**130**
different types of crops covered

#1 Multi-Peril Crop Insurance

**Bermuda**
• High severity/low frequency business model offering broad coverage and sizable capacity
• Celebrated its 40th anniversary as a cornerstone in Bermuda's economic history and the global re/insurance market

**Agriculture**
• 120,000 farmers served
• 107 million acres insured, 2 million more than 2024
• Rated #1 in technology for 10 consecutive years

#1 Provider of Excess Capacity

# North American Business Unit Leaders



**Scott A. Meyer**

Senior Vice President,
Chubb Group;
Chief Operating Officer,
North America Insurance

**Matthew Merna**

Senior Vice President,
Chubb Group;
Division President,
North America
Major Accounts

**Melissa Scheffler**

Vice President,
Chubb Group;
Division President,
North America
Personal Risk Services





**Ben Rockwell**

Senior Vice President,
Chubb Group;
Division President,
North America
Middle Market





**Christopher A. Maleno**

Senior Vice President,
Chubb Group;
Vice Chairman,
North America Insurance;
Division President,
North America Field Operations

**Judy Gonsalves**

Vice President,
Chubb Group;
Division President,
Chubb Bermuda



**Scott Arnold**

Vice President,
Chubb Group;
Chairman,
Chubb Agriculture
and Rain and Hail



**Tony Catalano**

Division President,
Chubb Agriculture
and Rain and Hail





**David Lupica**

Vice President,
Chubb Group;
Division President,
Westchester

25

# Overseas General Insurance

**2025**
**Key Financial Results**
*Dollars in millions*

### Total Overseas General Insurance

| | |
|---|---|
| Gross premiums written | $18,596 |
| Net premiums written | $15,024 |
| Combined ratio | 85.0% |
| Segment income | $3,167 |

### Overseas General Commercial Insurance

| | |
|---|---|
| Gross premiums written | $11,947 |
| Net premiums written | $8,806 |
| Combined ratio | 82.5% |
| Segment income | $2,514 |

### Overseas General Consumer Insurance

| | |
|---|---|
| Gross premiums written | $6,649 |
| Net premiums written | $6,218 |
| Combined ratio | 88.7% |
| Segment income | $653 |

"Our results reflect the strength of a truly diversified global franchise – from serving the world's largest multinationals, to reaching everyday consumers through our digital distribution partners and leading financial institutions. Our people, products and services give us a competitive edge that clients and brokers count on through every market cycle. I'm proud of what we achieved in 2025 and energized by the significant growth opportunity still ahead."

**— Paul McNamee, President, Overseas General Insurance**



Commercial Insurance, offering digitally enabled products for our middle and small commercial markets, grew double digits in 2025

Modern underwriting and policy issuance technology coupled with strong analytics capability, deliver a competitive advantage

### Commercial

- Broad product range across traditional, specialty lines, and industry practices
- A leading presence with large multinationals requiring our 51-country and territory network and proven technology for large program administration
- In our EMEA region, we write coverage for 75% of U.K.'s FTSE 100, 100% of France's CAC 40, and 70%+ of Germany's DAX index

### Gross Premiums Written Distribution by Product



- 🔵 Commercial P&C Major Accounts **19%**
- 🟠 Commercial P&C Middle and Small **32%**
- 🟢 Chubb Global Markets **13%**
- 🟣 Accident & Health **16%**
- 🔴 Personal Lines **20%**

**$18.6B**



Over 250 digital distribution partners with market-leading fintech, e-commerce, social and gig economy platforms

### Gross Premiums Written Distribution by Region



- 🔵 Europe **34%**
- 🟣 Latin America **19%**
- 🔴 Asia **34%**
- 🟢 Chubb Global Markets **13%**

**$18.6B**

### Consumer

- Long-term strategic distribution with market-leading financial institutions
- Unique product bundling capability across Life, A&H, Personal Lines and Small Commercial
- Achieved double-digit growth in 2025

**Chubb's Overseas General Insurance  Business Units**

**International**
Commercial P&C, A&H, and traditional and specialty personal lines sold by retail brokers, agents and other channels in four regions:

- **Asia**
  Operations in 15 countries and territories serving commercial customers and consumers with P&C, A&H and personal lines
- **Europe**
  Operations in 27 countries, including six in the Middle East and Africa, comprising P&C commercial lines and consumer lines, including A&H and specialty personal lines

- **Latin America**
  Operations in nine countries and territories serving commercial customers with P&C products and consumers through A&H and personal lines
- **Chubb Global Markets**
  Commercial P&C excess and surplus lines sold by wholesale brokers in the London market and through Lloyd's



Growing presence in home and contents products in Latin America and Asia through digital and financial institutions

**Personal Lines**
- Highly focused and profitable growth strategy across Mexico, Thailand, China, Malaysia
- Continued strong double-digit growth across Asia and Latin America in 2025
- Leading cell phone and device insurer; insurance provider for top e-commerce platforms



**Accident & Health**
- #1 direct marketer of A&H insurance in Asia
- Leading employer-paid group personal and travel accident provider in Europe, Asia, and Latin America
- Net premiums written growth of 9% across Asia in 2025 (in constant $)



Leading cellphone insurer in Europe and Asia

Distribution partnerships with 36 of the world's airlines

# 17,000+
employees

# 500+
offices

# 100+
products

Operations in 51 countries and territories

- 15 in Asia
- 27 in EMEA
- 9 in LatAm



# 26,000+
Independent Agents and Brokers

# Overseas General Regional Leaders



**Marcos Gunn**

Senior Vice President,
Chubb Group;
Regional President,
Asia Pacific



**Ana Robic**

Senior Vice President,
Chubb Group;
Regional President,
Europe, Middle East
and Africa

**Mario Romanelli**

Regional President,
South America



**Edward Kopp**

Regional President,
Far East

**Diego Sosa**

Regional President,
Northern Latin America



# Overseas General and Global Reinsurance Business Unit Leaders

**John Thompson**

Vice President,
Chubb Group;
Division President,
Personal Insurance,
Overseas General
Insurance



**Daniela Hernandez**

Division President,
Accident & Health,
Overseas General
Insurance



**Brian Church**

Division President,
Property & Casualty,
Overseas General
Insurance



**James Wixtead**

Senior Vice President,
Chubb Group;
President,
Chubb Tempest Re

# Life Insurance

**2025**
**Key Financial Results**
*Dollars in millions*

| Life Insurance | |
| --- | --- |
| Gross premiums written | $7,523 |
| Net premiums written | $7,279 |
| Segment income | $1,242 |
| Total international life insurance net premiums written and deposits | $8,255 |
| International life insurance segment income | $987 |

## Chubb Life



"2025 saw accelerated growth across Chubb Life, underpinned by strong and sustained momentum across our Greater China markets. International life business achieved 17% growth in net premiums written, and 13% growth in segment income, in constant dollars. This strong performance reflects our relentless focus on product innovation, strategic distribution management, and disciplined execution."

**— Bryce Johns, President, Chubb Life**

# 23M+
customers

## 100+
new products launched in 2025

### International Life: A Diversified Distribution Model
*by sources of annualized premium equivalent*

- ● Direct Marketing & Telemarketing **20%**\*
- ● Agency **18%**
- ● Brokers & Independent Financial Advisors **38%**
- ● Banks **20%**
- ● Consumer Partnerships **4%**

*\*Market Leader in Korea and Taiwan*

- **27M+** policies
- **$2.3B** claims paid
- **5,700** employees
- **42,000+** captive agents
- **4,100** telemarketers
- **2,100+** brokers
- **50+** banks
- **70+** distribution partners
- **$31.8B** general and separate account AUM

### Strong Growth Across Key International Life Metrics
*YoY growth in constant $*

- ● Segment income up **13%**
- ● Net premiums written up **17%**
- ● Net investment income up **12%**
- ● Annualized premium equivalent up **10%**

### Operations in Eight Asia Pacific Markets

- ● **Korea (operating as LINA)**
- ● **Mainland China (operating as Huatai)**
- ● **Hong Kong SAR**
- ● **Taiwan**
- ● **Vietnam**
- ● **Thailand**
- ● **Indonesia**
- ● **New Zealand**

**And a presence in nine markets in Latin America, including Chile, Ecuador, Brazil, and Mexico**



### Key Business Highlights

**North Asia**

- ● Aging societies with deep wealth pools
- ● Korea: Integrated consumer platform
- ● Hong Kong: Unprecedented intergenerational wealth transfer; deepening Greater Bay Area integration
- ● Mainland China: Life business rejuvenation with a national footprint; leading asset manager under Huatai Asset Management with $155B in AUM (including third party assets)
- ● Taiwan: Leading multinational in Health and Wealth proposition, and direct marketing

**Southeast Asia and New Zealand**

- ● Younger, digitally savvy consumer base with large protection gap
- ● Agency and Direct Marketing, supported by a digital-first partnership model
- ● New Zealand: Leading position through independent financial advisors and exclusive partnerships

**Chubb's Life Insurance Business Units**

**Chubb Life**
Health, life and savings-oriented insurance products for individuals and groups with a focus on Asia Pacific and a presence in Latin America; integrated life and general insurance products for consumers and businesses working with Chubb Overseas General, all using a variety of distribution channels including captive agents, direct marketing (telemarketing and digital), and targeted partnerships with independent financial advisors, consumer finance companies, banks and retailers

**Chubb Benefits**
Supplemental accident, cancer, critical illness, disability, hospital indemnity, and life insurance products across the U.S. and Canada through Workplace Solutions, Combined U.S. and Combined Canada, sold through brokers and independent agents at the worksite and direct to individuals

## Chubb Benefits

"2025 was a year of continued significant growth (17% NPW) from dedicated distribution professionals providing much-needed financial protection to individuals and families. We're energized to align our corporate branding more closely with Chubb's reputation for excellence."

— **Rich Williams, President, Chubb Benefits**

Recognized for the second straight year as fastest-growing worksite benefits provider



**New products launched in 2025:**
- Chubb Guaranteed Life with Long Term Care
- Enhanced Critical Illness, Accident and Hospital Indemnity
- Worksite Term Life
- Enhanced Advantage DNA
- Combined Guaranteed Life

Top U.S. employer for support of military veterans and their families

**26%**
worksite sales growth to record premium

**6,800**
independent agents, sales representatives and distribution partners across the U.S. and Canada

Along with partners promoting cancer awareness and education programs, Chubb Benefits showcased Advantage DNA, which provides precision health insights for medication optimization and access to the latest advances for individuals' cancer journeys, in addition to cash benefits following diagnosis.

**1,400**
employees throughout the U.S. and Canada

# Global Reinsurance

## 2025
## Key Financial Results

*Dollars in millions*

| Global Reinsurance | |
|---|---|
| Gross premiums written | $1,487 |
| Net premiums written | $1,309 |
| Combined ratio | 79.3% |
| Segment income | $634 |

### Chubb's Reinsurance Business Unit

**Chubb Tempest Re**
A broad range of property and casualty reinsurance products offered to a diverse group of regional, specialty and global carriers worldwide, distributed through reinsurance intermediaries



"The resiliency of the Chubb Tempest Re portfolio proved itself in 2025. Net premiums written, underwriting income, investment returns and cash flow were amongst the best in our last 10 years; despite the impacts of the devastating California wildfires in January 2025. I am proud of our team's ability to offer broad support to our client base and ensure we meet our overall goals and objectives."

**— James Wixtead, President, Chubb Tempest Re**





Net premiums written
(in millions of U.S. dollars)
CAY combined ratio ex CATs
2019 $649 82.1%
2020 $731 80.1%
2021 $873 81.2%
2022 $943 81.5%
2023 $1,018 77.9%
2024 $1,346 76.4%
2025 $1,309 74.3%


# 30 years+
Average industry experience of the management team

**Four offices**

- Hamilton, Bermuda
- Stamford, CT, U.S.
- London, U.K.
- Montreal, Canada

Following several years of robust growth, 2025 saw momentum plateau while profitability continued to improve, showcasing strong underwriting discipline.

**Net premiums earned by line of business**

- Casualty and all other **42%**
- Property & Property Catastrophe **58%**



2025


A balanced portfolio with the ability to shift our focus to where market dynamics offer the best opportunity

- Casualty and all other **58%**
- Property & Property Catastrophe **42%**



2019




111
employees
across the globe

# Chubb Limited
# Board of Directors



**Evan G. Greenberg**
Chairman and
Chief Executive Officer
Chubb Limited /
Chubb Group



**Michael P. Connors**
Chairman and
Chief Executive Officer
Information Services
Group, Inc.
*Independent Lead Director



**Michael G. Atieh**
Retired Chief Financial
and Business Officer
Ophthotech Corporation



**Nancy K. Buese**
Chief Financial Officer
CRH



**Sheila P. Burke**
Strategic Advisor
Baker, Donelson, Bearman,
Caldwell & Berkowitz, PC



**Nelson J. Chai**
Chief Executive Officer
DailyPay, LLC



**Michael L. Corbat**
Former Chief
Executive Officer
Citigroup Inc.



**Fred Hu**
Chairman and
Chief Executive Officer
Primavera Capital Group



**Robert J. Hugin**
Former Chairman and
Chief Executive Officer
Celgene Corporation



**Robert W. Scully**
Retired Co-President
Morgan Stanley



**Theodore E. Shasta**
Retired Partner
Wellington Management
Company



**David H. Sidwell**
Retired Chief
Financial Officer
Morgan Stanley



**Olivier Steimer**
Former Chairman
Banque Cantonale
Vaudoise



**Frances F. Townsend**
Advisory Services,
Frances Fragos
Townsend, LLC

## Board Committees

**Audit Committee**
Robert W. Scully, Chair
Nancy K. Buese
Nelson J. Chai
Theodore E. Shasta

**Compensation Committee**
Frances F. Townsend, Chair
Michael P. Connors*
Michael L. Corbat
David H. Sidwell

**Executive Committee**
Evan G. Greenberg, Chair
Michael P. Connors*
Robert W. Scully
David H. Sidwell
Olivier Steimer
Frances F. Townsend

**Nominating & Governance
Committee**
David H. Sidwell, Chair
Michael P. Connors*
Michael L. Corbat
Frances F. Townsend

**Risk & Finance Committee**
Olivier Steimer, Chair
Michael G. Atieh
Sheila P. Burke
Fred Hu
Robert J. Hugin

*Independent Lead Director



# BLUE BOUNDARIES

In 2025, the National Geographic Society and the Chubb Charitable Foundation launched a groundbreaking, global initiative called Blue Boundaries. This partnership was made possible by a seven-year, multimillion dollar grant from the Chubb Charitable Foundation, one of the largest single grants in the Society's 138-year history. The program focuses on the conservation of three of Earth's most critical ecosystems at the intersection of land and water: freshwater wetlands, coastal systems and reefs.

Chubb's partnership with the National Geographic Society funds scientific research and conservation to deepen our understanding of these life-sustaining ecosystems and drive impact around the globe. As a catalyst for transformative research and exploration of vital ecosystems, Blue Boundaries is also helping Chubb do what they do best: protect what matters most.

Cohorts of National Geographic Explorers will drive on-the-ground impact for the program, and the first group will be selected in 2026 through a competitive peer-reviewed RFP process, with additional cohorts awarded in the years to follow. Working in partnership with local communities, these Explorers will help co-create innovative and scalable solutions that are informed by science and grounded in local knowledge.

### What are "Blue Boundaries"?

"Blue Boundaries"— freshwater wetlands, coastal systems and reefs — form intricate and interconnected networks of life that follow the flow of water and nutrients connecting upland watersheds to nearshore seas. These ecosystems are lifelines for supplying food and fresh water, and act as natural buffers against storms and rising seas for communities across the globe. Together, these environments are critical to the health of the planet on local, regional and global scales, providing essential services that support both people and nature.

# Officers and Executives

## Chubb Group Corporate Officers

**Evan G. Greenberg***
Chairman and
Chief Executive Officer,
Chubb Group

**John Keogh***
President and
Chief Operating Officer,
Chubb Group; Chairman,
North America Insurance

**Timothy Borough**s**
Vice Chairman,
Chubb Group;
Executive Chairman,
Asset Management

**Peter Enns***
Executive Vice President,
Chubb Group;
Chief Financial Officer

**Rainer Kirchgaessner**
Executive Vice President,
Chubb Group;
Global Corporate
Development Officer

**Paul McNamee****
Executive Vice President,
Chubb Group;
President,
Overseas General Insurance

**Frances D. O'Brien****
Executive Vice President,
Chubb Group;
Chief Risk Officer

**Juan Luis Ortega****
Executive Vice President,
Chubb Group;
President,
North America Insurance

**Sean Ringsted**
Executive Vice President,
Chubb Group;
Chief Digital Business
Officer and Chief Analytics
Officer

**Joseph Wayland***
Executive Vice President,
Chubb Group;
General Counsel

**David Furby**
Senior Vice President,
Chubb Group;
Executive Chairman,
Europe, Middle East
and Africa

**Marcos Gunn**
Senior Vice President,
Chubb Group;
Regional President,
Asia Pacific

**Scott Henck**
Senior Vice President,
Chubb Group;
Chief Actuary

**Christopher Hogan**
Senior Vice President,
Chubb Group;
Chief Investment Officer

**Bryce Johns****
Senior Vice President,
Chubb Group;
President, Chubb Life

**Christopher A. Maleno**
Senior Vice President,
Chubb Group;
Vice Chairman,
North America Insurance;
Division President,
North America
Field Operations

**Matthew Merna**
Senior Vice President,
Chubb Group;
Division President,
North America
Major Accounts

**Scott A. Meyer**
Senior Vice President,
Chubb Group;
Chief Operating Officer,
North America Insurance

**Margaret Peloso**
Senior Vice President,
Chubb Group;
Global Climate Officer;
General Counsel,
Overseas General Insurance

**Jo Ann Rabitz**
Senior Vice President,
Chubb Group;
Global Human Resources
Officer

**Ana Robic**
Senior Vice President,
Chubb Group;
Regional President,
Europe, Middle East
and Africa

**Ben Rockwell**
Senior Vice President,
Chubb Group;
Division President,
North America
Middle Market

**Derek Talbott**
Senior Vice President,
Chubb Group;
Division President,
North America Property and
Specialty Lines

**Amy Well**
Senior Vice President,
Chubb Group;
Chief Marketing and
Communications Officer

**James E. Wixtead**
Senior Vice President,
Chubb Group;
President,
Chubb Tempest Re Group

**Scott Arnold**
Vice President,
Chubb Group;
Chairman,
Chubb Agriculture
and Rain and Hail

**Judy Gonsalves**
Vice President,
Chubb Group;
Division President,
Chubb Bermuda

*Chubb Limited Executive Management and Executive Officer for SEC reporting purposes

**Executive Officer for SEC reporting purposes

36

## Other Executives

**Annmarie Hagan**
Vice President,
Chubb Group;
Chief Financial Officer of
Operations & Technology
and Transformation

**Stephen M. Haney**
Vice President,
Chubb Group;
President and Chief
Underwriting Officer,
Global Surety

**Michael Jones**
Vice President,
Chubb Group;
Global Operations Officer
and Head of North America
Operations and Technology

**Michael Kessler**
Vice President,
Chubb Group;
Division President,
Global Cyber Risk

**David Lupica**
Vice President,
Chubb Group;
Division President,
Westchester

**Gordon Mackechnie**
Vice President,
Chubb Group;
Global Head of Technology

**Michael Mollica**
Vice President,
Chubb Group;
Division President,
North America
Financial Lines

**Yancy Molnar**
Vice President,
Chubb Group;
Co-Head, Global
Government Affairs

**George Ohsiek**
Vice President,
Chubb Group;
Chief Accounting Officer

**Melissa Scheffler**
Vice President,
Chubb Group;
Division President,
North America
Personal Risk Services

**John Thompson**
Vice President,
Chubb Group;
Division President,
Personal Insurance,
Overseas General Insurance

**Karen Valanzano**
Vice President,
Chubb Group;
Co-Head,
Global Government Affairs

**Rich Williams**
Vice President,
Chubb Group;
President, Chubb Benefits

**Bei Zhang**
Vice President,
Chubb Group;
Chief Strategic Officer,
China Operations

**Tony Catalano**
Division President,
Chubb Agriculture
and Rain and Hail

**Brian Church**
Division President,
Property & Casualty,
Overseas General Insurance

**Jo Fox**
Global Chief Compliance
& Ethics Officer

**Samantha Froud**
Chief Administration Officer,
Bermuda Operations

**Daniela Hernandez**
Division President,
Accident & Health,
Overseas General Insurance

**Peter Kelaher**
Division President,
Continental Europe, Middle
East and North Africa

**David Kirk**
Division President,
Chubb Global Markets

**Jeremiah Konz**
Chief Reinsurance Officer,
Chubb Group

**Edward Kopp**
Regional President, Far East

**Mong-Diep "Dee" Le**
Chief Auditor

**Michael O'Donnell**
Division President,
Chubb Tempest Re USA

**Sam Peters**
Division President,
Chubb Tempest Re Bermuda

**Mark Roberts**
Division President,
United Kingdom, Ireland
and South Africa

**Mario Romanelli**
Regional President,
South America

**Franklin Sanders**
Head of Global Underwriting

**Diego Sosa**
Regional President,
Northern Latin America

**Drew Spitzer**
Treasurer, Chubb Group

# Shareholder Information

Visit investors.chubb.com, write to the Investor Relations Department at Chubb Limited or email investorrelations@chubb.com for copies of the company's reports to the Securities and Exchange Commission on Form 10–K, Form 10–Q or Form 8–K, all of which are available without charge.

**Address Investor Relations Inquiries to:**
Investor Relations
Chubb Limited
550 Madison Avenue
36th Floor
New York, NY 10022
Tel: 212-827-4445
Email: investorrelations@chubb.com

**Transfer Agent & Registrar**
Computershare
150 Royall St., Suite 101
Canton, MA 02021 USA

U.S.: 877-522-3752
Outside the U.S.: 201-680-6898

Address Shareholder Inquiries to:

**By regular mail:**
Computershare
P.O. Box 43006
Providence, RI 02940-3006 USA

**By overnight delivery:**
Computershare
150 Royall St., Suite 101
Canton, MA 02021 USA

**Website:**
www.computershare.com/investor

**Send Certificates for Transfer and Address Changes to:**
Computershare
P.O. Box 43006
Providence, RI 02940-3006 USA

**Independent Auditors:**
PricewaterhouseCoopers AG
Birchstrasse 160
8050 Zurich
Switzerland
Tel: 41-58-792-44-00

PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street, Suite 1800
Philadelphia, PA 19103 USA
Tel: 267-330-3000

**New York Stock Exchange Symbol**

CB

**Chubb Common Shares CUSIP Number**

H1467J 104

**Cautionary Statement Regarding Forward-Looking Statements**

Forward-looking statements made in this document, such as those related to company performance, pricing, growth opportunities, economic and market conditions, product and service offerings, commitments, and our expectations and intentions and other statements that are not historical facts, reflect our current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the following: competition, pricing and policy term trends, the levels of new and renewal business achieved, the frequency and severity of unpredictable catastrophic events, actual loss experience, uncertainties in the reserving or settlement process, integration activities and performance of acquired companies, loss of key employees or disruptions to our operations, new theories of liability, judicial, legislative, regulatory and other governmental developments, litigation tactics and developments, investigation developments and actual settlement terms, the amount and timing of reinsurance recoverable, credit developments among reinsurers, rating agency action, possible terrorism or the outbreak and effects of war, economic, political, regulatory, insurance and reinsurance business conditions, potential strategic opportunities including acquisitions and our ability to achieve them, as well as management's response to these factors, and other factors identified in our filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This annual report contains trademarks, trade names and service marks owned by Chubb Limited and its subsidiaries, including Chubb®, Chubb logo® and Chubb. Insured®. In addition, this report contains trademarks, trade names or service marks of companies other than Chubb, which belong to their respective owners.

This annual report is printed on FSC®-certified paper sourced from responsibly managed forests and other controlled sources.

# Non-GAAP Financial Measures

This document contains non-GAAP financial measures. The below non-GAAP financial measures, which may be defined differently by other companies, are important for an understanding of our overall results of operations and financial condition. However, they should not be viewed as a substitute for measures determined in accordance with U.S. generally accepted accounting principles (GAAP).

**Core operating income** relates only to Chubb income, which excludes noncontrolling interests. It excludes from Chubb net income the after-tax impact of adjusted net realized gains (losses) and other, which include items described in this paragraph, and market risk benefits gains (losses). We believe this presentation enhances the understanding of our results of operations by highlighting the underlying profitability of our insurance business. We exclude adjusted net realized gains (losses) and market risk benefits gains (losses) because the amount of these gains (losses) is heavily influenced by, and fluctuate in part according to, the availability of market opportunities. In addition, we exclude the amortization of fair value adjustments on purchased invested assets and long-term debt related to certain acquisitions due to the

size and complexity of these acquisitions. We also exclude integration expenses, including legal and professional fees and all other costs directly related to acquisition integration activities, as well as severance expenses associated with transformation initiatives to enhance operational efficiency. The costs are not related to the ongoing activities of the individual segments and are therefore included in Corporate and excluded from our definition of segment income. We believe these integration expenses and severance are not indicative of our underlying profitability, and excluding these integration expenses and severance facilitates the comparison of our financial results to our historical operating results. Additionally, we exclude the non-recurring tax benefit from the Bermuda Economic Transition Adjustment enacted in 2023 and adjusted in 2024 and subsequent years' amortization of the related deferred tax asset, which we believe provides investors with a better view of our operating performance, enhances the understanding of the trends in the underlying business, improves comparability between periods and provides increased transparency compared to the prior presentation of the non-recurring tax benefit. References to core operating income measures mean net of tax, whether or not noted.

## Non-GAAP Financial Measures (continued)

The following table presents the reconciliation of Chubb net income to Core operating income and Chubb net income per share to Core operating income per share:

| (in millions of U.S. dollars except share and per share data) | Full Year 2025 | Full Year 2024 | Full Year 2022 | % Change 25 vs 24 | % Change 25 vs 22 |
|---|---|---|---|---|---|
| Chubb net income | $10,310 | $9,272 | $5,246 | 11.2% | 96.5% |
| Amortization of fair value adjustment of acquired invested assets and long-term debt, pre-tax | 15 | 7 | (20) | | |
| Tax (expense) benefit on amortization adjustment | (6) | (5) | 1 | | |
| Integration expenses and severance, pre-tax | (78) | (39) | (48) | | |
| Tax (expense) benefit on integration expenses and severance | 17 | 7 | 10 | | |
| Adjusted realized gains (losses), pre-tax [1] | (1) | (413) | (1,074) | | |
| Net realized gains (losses) related to unconsolidated entities, pre-tax [2] | 718 | 512 | (262) | | |
| Tax (expense) benefit on adjusted net realized gains (losses) | 60 | 146 | 130 | | |
| Market risk benefits gains (losses), pre-tax | (288) | (140) | 80 | | |
| Tax (expense) benefit on market risk benefits gains (losses) | 43 | – | – | | |
| Amortization of deferred tax asset (2025) and non-recurring tax benefit (2024) from Bermuda law | (124) | 55 | – | | |
| Core operating income | $9,954 | $9,142 | $6,429 | 8.9% | 54.8% |
| | | | | | |
| Denominator: adj. wtd. avg. shares outstanding and assumed conversions | 401,513,338 | 408,486,435 | 423,527,444 | | |
| | | | | | |
| **Diluted earnings per share:** | | | | | |
| Chubb net income | $25.68 | $22.70 | $12.39 | 13.1% | 107.3% |
| Amortization of fair value adjustment of acquired invested assets and long-term debt, net of tax | 0.02 | 0.01 | (0.04) | | |
| Integration expenses and severance, net of tax | (0.15) | (0.08) | (0.09) | | |
| Adjusted net realized gains (losses), net of tax | 1.94 | 0.60 | (2.85) | | |
| Market risk benefits gains (losses), net of tax | (0.61) | (0.34) | 0.19 | | |
| Amortization of deferred tax asset (2025) and non-recurring tax benefit (2024) from Bermuda law | (0.31) | 0.13 | – | | |
| Core operating income | $24.79 | $22.38 | $15.18 | 10.8% | 63.3% |

[1] Excludes realized gains (losses) on crop derivatives of $(16) million, $(5) million, and $(11) million for full year 2025, 2024, and 2022, respectively, and realized gains (losses) on underlying investments supporting the liabilities of certain participating policies related to the policyholders' share of gains and losses of $(67) million, $213 million, and nil for full year 2025, 2024, and 2022, respectively.

[2] Realized gains (losses) on partially-owned entities, which are investments where we hold more than an insignificant percentage of the investee's shares. The net realized gain or loss is included in Other income (expense) under U.S. GAAP.

Core operating return on equity (ROE) and Core operating return on tangible equity (ROTE) are annualized non-GAAP financial measures. The numerator includes core operating income (loss), net of tax. The denominator includes the average Chubb shareholders' equity for the period adjusted to exclude unrealized gains (losses) on investments, current discount rate on future policy benefits (FPB), and instrument-specific credit risk – market risk benefits (MRB), all net of tax and attributable to Chubb. For the ROTE calculation, the denominator is also adjusted to exclude Chubb goodwill and other intangible assets, net of tax. These measures enhance the understanding of the return on shareholders' equity by highlighting the underlying profitability relative to shareholders' equity and tangible equity excluding the effect of these items as these are heavily influenced by changes in market conditions. We believe ROTE is meaningful because it measures the performance of our operations without the impact of goodwill and other intangible assets.

| (in millions of U.S. dollars except ratios) | Full Year 2025 | Full Year 2024 |
|---|---|---|
| Chubb net income | $10,310 | $9,272 |
| Core operating income | $9,954 | $9,142 |
| | | |
| Equity - beginning of period, as reported | $64,021 | $59,507 |
| Less: unrealized gains (losses) on investments, net of deferred tax | (4,522) | (4,177) |
| Less: changes in current discount rate on FPB, net of deferred tax | (539) | 51 |
| Less: changes in instrument-specific credit risk on MRB, net of deferred tax | (16) | (22) |
| Equity - beginning of period, as adjusted | $69,128 | $63,655 |
| Less: Chubb goodwill and other intangible assets, net of tax | 23,800 | 23,853 |
| Equity - beginning of period, as adjusted, excluding Chubb goodwill and other intangible assets | $45,328 | $39,802 |
| | | |
| Equity - end of period, as reported | $73,757 | $64,021 |
| Less: unrealized gains (losses) on investments, net of deferred tax | (1,997) | (4,552) |
| Less: changes in current discount rate on FPB, net of deferred tax | (344) | (539) |
| Less: changes in instrument-specific credit risk on MRB, net of deferred tax | (23) | (16) |
| Equity - end of period, as adjusted | $76,121 | $69,128 |
| Less: Chubb goodwill and other intangible assets, net of tax | 24,391 | 23,800 |
| Equity - end of period, as adjusted, excluding Chubb goodwill and other intangible assets | $51,730 | $45,328 |
| | | |
| Weighted average equity, as reported | $68,889 | $61,764 |
| Weighted average equity, as adjusted, excluding Chubb goodwill and other intangible assets | $48,529 | $42,565 |
| Weighted average equity, as adjusted | $72,625 | $66,392 |
| | | |
| ROE | 15.0% | 15.0% |
| Core operating ROTE | 20.5% | 21.5% |
| Core operating ROE | 13.7% | 13.8% |

Combined ratio, a U.S. GAAP measure, and P&C combined ratio each measure the underwriting profitability of our property & casualty business. We exclude the Life Insurance segment from combined ratio and P&C combined ratio as we do not use these measures to monitor or manage that segment. The P&C combined ratio includes the impact of realized gains and losses on crop derivatives. These derivatives were purchased to provide economic benefit, in a manner similar to reinsurance protection, in the event that a significant decline in commodity pricing will impact underwriting results. We view gains and losses on these derivatives as part of the results of our underwriting operations.

Current accident year (CAY) P&C combined ratio excluding catastrophe losses excludes catastrophe losses (Cats) and prior period development (PPD) from the P&C combined ratio. We exclude Cats as they are not predictable as to timing and amount and PPD as these unexpected loss developments on historical reserves are not indicative of our current underwriting performance. The combined ratio numerator is adjusted to exclude Cats, PPD and expense adjustments on PPD, and the denominator is adjusted to exclude net premiums earned adjustments on PPD and reinstatement premiums on Cats and PPD. In periods where there are adjustments on loss sensitive policies, these adjustments are excluded from PPD and net premiums earned when calculating the ratios. We believe this measure provides a better evaluation of our underwriting performance and enhances the understanding of the trends in our P&C business that may be obscured by these items. This measure is commonly reported among our peer companies and allows for a better comparison.

The following table presents the reconciliation of combined ratio to P&C combined ratio and CAY P&C combined ratio excluding Cats:

| | Full Year 2025 | Full Year 2024 | % Pt Change |
|---|---|---|---|
| Combined ratio | 85.7% | 86.6% | -0.9 pts |
| Add: impact of gains and losses on crop derivatives | 0.0% | 0.0% | |
| P&C combined ratio | 85.7% | 86.6% | -0.9 pts |
| Less: catastrophe losses | 6.3% | 5.5% | |
| Less: prior period development | (2.5)% | (2.0)% | |
| CAY P&C combined ratio excluding Cats | 81.9% | 83.1% | -1.2 pts |

Non-GAAP Financial Measures (continued)

**Book value per common share** is Chubb shareholders' equity attributable to common shareholders divided by the common shares outstanding. **Tangible book value per common share** is Chubb shareholders' equity attributable to common shareholders less Chubb goodwill and other intangible assets, net of tax, divided by the common shares outstanding. We believe that goodwill and other intangible assets are not indicative of our underlying insurance results or trends and make book value comparisons to less acquisitive peer companies less meaningful.

The following table presents a reconciliation of book value per common share to tangible book value per common share:

| (in millions of U.S. dollars except share and per share data) | December 31 2025 | December 31 2024 | December 31 2022 | December 31 2005 | % Change 25 vs 24 | 25 vs 22 | 25 vs 05 |
|---|---|---|---|---|---|---|---|
| Chubb shareholders' equity | $73,757 | $64,021 | $50,519 | $11,758 | 15.2% | | |
| Less: proceeds from issuance of preferred shares | – | – | – | 577 | | | |
| Chubb shareholders' equity attributable to common shareholders | $73,757 | $64,021 | $50,519 | $11,201 | | | |
| Less: Chubb goodwill and other intangible assets, net of tax | 24,391 | 23,800 | 20,455 | 2,788 | | | |
| Numerator for tangible book value per share | $49,366 | $40,221 | $30,064 | $8,413 | 22.7% | | |
| Denominator: common shares outstanding | 391,101,227 | 400,703,663 | 414,594,856 | 323,322,586 | | | |
| Book value per common share | $188.59 | $159.77 | $121.85 | $34.64 | 18.0% | 54.8% | 444.4% |
| Tangible book value per common share | $126.22 | $100.38 | $72.51 | $26.02 | 25.7% | 74.1% | 385.1% |

**Book value per common share** and **tangible book value per common share excluding accumulated other comprehensive income (loss) (AOCI)**, excludes AOCI from the numerator because it eliminates the effect of items that can fluctuate significantly from period to period, primarily based on changes in interest rates and foreign currency movement, to highlight underlying growth in book and tangible book value.

The following table presents a reconciliation of book value per common share and tangible book value per common share excluding AOCI:

| (in millions of U.S. dollars except share and per share data) | December 31 2025 | December 31 2024 | % Change |
|---|---|---|---|
| Book value | $73,757 | $64,021 | |
| Less: AOCI | (4,975) | (8,644) | |
| Book value excluding AOCI | $78,732 | $72,665 | |
| Tangible book value | $49,366 | $40,221 | |
| Less: tangible AOCI | (4,181) | (7,292) | |
| Tangible book value excluding tangible AOCI | $53,547 | $47,513 | |
| Denominator: common shares outstanding | 391,101,227 | 400,703,663 | |
| Book value per share excluding AOCI | $201.31 | $181.34 | 11.0% |
| Tangible book value per share excluding tangible AOCI | $136.91 | $118.57 | 15.5% |

**International life (Chubb Life) insurance net premiums written and deposits collected** and **Total net premiums written and deposits collected** include deposits collected on universal life and investment contracts (life deposits). Life deposits are not reflected as revenues in our consolidated statements of operations in accordance with U.S. GAAP. However, we include life deposits in presenting growth in our life insurance business because life deposits are an important component of production and key to our efforts to grow our business.

The following table presents a reconciliation of International life (Chubb Life) insurance net premiums written and deposits and of Consolidated net premiums written and deposits:

| (in millions of U.S. dollars) | Full Year 2025 |
|---|---|
| International life (Chubb Life) insurance net premiums written | $6,028 |
| International life (Chubb Life) insurance deposits | 2,227 |
| International life (Chubb Life) insurance net premiums written and deposits | $8,255 |
| Net premiums written | $54,842 |
| International life (Chubb Life) insurance deposits | 2,227 |
| Total net premiums written and deposits | $57,069 |

**Adjusted net investment income** is net investment income excluding the amortization of the fair value adjustment on acquired invested assets from certain acquisitions, and including investment income from partially-owned investment companies (private equity partnerships) where our ownership interest is in excess of 3% that are accounted for under the equity method. The mark-to-market movement on these private equity partnerships are included in adjusted net realized gains (losses) or in other income (expense) in our income statement on a U.S. GAAP basis. We believe this measure is meaningful as it highlights the underlying performance of our invested assets and portfolio management in support of our lines of business.

The following table presents a reconciliation of net investment income to adjusted net investment income:

| (in millions of U.S. dollars) | Full Year 2025 | Full Year 2024 | Full Year 2022 | Full Year 2020 | Full Year 2015 | % Change 25 vs 24 | % Change 25 vs 22 | % Change (CAGR) 25 vs 20 | % Change (CAGR) 25 vs 15 |
|---|---|---|---|---|---|---|---|---|---|
| Net investment income | $6,465 | $5,930 | $3,742 | $3,375 | $2,194 | 9.0% | 72.8% | 13.9% | 11.4% |
| Less: amortization expense of fair value adjustment on acquired invested assets | (8) | (16) | (41) | (116) | – | | | | |
| Add: other income (expense) from private equity partnerships | 474 | 430 | 240 | 115 | – | | | | |
| Adjusted net investment income | $6,947 | $6,376 | $4,023 | $3,606 | $2,194 | 9.0% | 72.7% | 14.0% | 12.2% |

**P&C underwriting income** excludes the Life Insurance segment and is calculated by subtracting adjusted losses and loss expenses, adjusted policy benefits, policy acquisition costs, and administrative expenses from net premiums earned. We use underwriting income (loss) and operating ratios to monitor the results of our operations without the impact of certain factors, including net investment income, other income (expense), interest expense, amortization expense of purchased intangibles, integration expenses and severance, amortization of fair value of acquired invested assets and debt, income tax expense, adjusted net realized gains (losses), and market risk benefits gains (losses).

The following table presents a reconciliation of Net income to P&C underwriting income:

| (in millions of U.S. dollars) | Full Year 2025 | Full Year 2024 | Full Year 2022 | % Change 25 vs 24 | % Change 25 vs 22 |
|---|---|---|---|---|---|
| Net income | $10,622 | $9,640 | $5,246 | | |
| Less: income tax expense | (2,422) | (1,815) | (1,239) | | |
| Amortization expense of purchased intangibles | (301) | (323) | (285) | | |
| Other income (expense) | 1,297 | 1,023 | (89) | | |
| Interest expense | (764) | (741) | (570) | | |
| Net investment income | 6,465 | 5,930 | 3,742 | | |
| Net realized gains (losses) | 211 | 117 | (1,085) | | |
| Market risk benefits gains (losses) | (288) | (140) | 80 | | |
| Integration expenses and severance | (79) | (39) | (48) | | |
| Life Insurance underlying income (loss) [1] | (41) | (227) | 174 | | |
| Add: realized gains (losses) on crop derivatives | (16) | (5) | (11) | | |
| P&C underwriting income | $6,528 | $5,850 | $4,555 | 11.6% | 43.3% |

(1) Life Insurance underlying income (loss) is calculated by subtracting losses and loss expenses, policy benefits, policy acquisition costs, and administrative expenses from net premiums earned related to the Life Insurance segment.

| A | | B |
|---|---|---|
| | C | |
| D | | E |
| | F | |

## Blue Boundaries photography credits, page 35

**A)** *A tangle of red and black mangroves helps protect the land from erosion in Curuca, Pará, Brazil.*

Photo by Pablo Albarenga/ National Geographic

**B)** *Coral reefs off the coast of San Andros Island in the Bahamas offer refuge to many kinds of fish, shark, and sting rays.*

Photo by Sarah Erdman/ National Geographic

**C)** *Galapagos penguins rest on volcanic rock on Isabela Island, Galápagos Islands, Ecuador.*

Photo by Bertie Gregory/ National Geographic

**D)** *Wetlands sustained by treated wastewater from the city of Mexicali flourish as an unusual oasis in the Sonoran Desert, Mexico.*

Photo by Cheryl Zook/ National Geographic

**E)** *A coastline view shows the Kalaupapa Cliffs and the Pacific Ocean in Hawaii.*

Photo by Ford Cochran/ National Geographic

**F)** *A Galapagos sea lion hunts black striped salemas off Isabela Island, Galápagos Islands, Ecuador.*

Photo by Bertie Gregory/ National Geographic

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

---

# FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from             to
Commission File No. 1-11778

---

# CHUBB LIMITED
(Exact name of registrant as specified in its charter)

| **Switzerland** | **98-0091805** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**Baerengasse 32**
Zurich, Switzerland CH-8001
(Address of principal executive offices) (Zip Code)
+41 (0)43 456 76 00
(Registrant's telephone number, including area code)

---

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Comm | CB | New York Stock Exchange |
| Guarantee of Chubb INA Holdings LLC 0.875% Senior Notes due 2027 | CB/27 | New York Stock Exchange |
| Guarantee of Chubb INA Holdings LLC 1.55% Senior Notes due 2028 | CB/28 | New York Stock Exchange |
| Guarantee of Chubb INA Holdings LLC 0.875% Senior Notes due 2029 | CB/29A | New York Stock Exchange |
| Guarantee of Chubb INA Holdings LLC 1.40% Senior Notes due 2031 | CB/31 | New York Stock Exchange |
| Guarantee of Chubb INA Holdings LLC 2.50% Senior Notes due 2038 | CB/38A | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐  No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☑ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $115 billion. For the purposes of this computation, shares held by directors and officers of the registrant have been excluded. Such exclusion is not intended, nor shall it be deemed, to be an admission that such persons are affiliates of the registrant.

As of February 20, 2026, there were 390,156,552 Common Shares par value CHF 0.50 of the registrant outstanding.

---

### Documents Incorporated by Reference

Certain portions of the registrant's definitive proxy statement relating to its 2026 Annual General Meeting of Shareholders are incorporated by reference into Part III of this report.

**CHUBB LIMITED INDEX TO FORM 10-K**

## ITEM 1.  Business

**General**

Chubb Limited is the Swiss-incorporated holding company of the Chubb Group of Companies. Chubb Limited, which is headquartered in Zurich, Switzerland, and its direct and indirect subsidiaries (collectively, the Chubb Group of Companies, Chubb, we, us, or our) are a global insurance and reinsurance organization, serving the needs of a diverse group of clients worldwide. At December 31, 2025, we had total assets of $272 billion and total shareholders' equity, of $74 billion (excluding noncontrolling interests). Chubb was incorporated in 1985 at which time it opened its first business office in Bermuda and continues to maintain operations in Bermuda.

We have grown our business through increased premium volume, expansion of product offerings and geographic reach, and the acquisition of other companies, to become a global property and casualty (P&C) leader. We expanded our personal accident and supplemental health (A&H), and life insurance business with the acquisition of Cigna's business in several Asian markets in 2022. We further advanced our goal of greater product, customer, and geographical diversification with incremental purchases that led to a controlling majority interest in Huatai Insurance Group Co. Ltd (Huatai Group), a Chinese financial services holding company with separate P&C, life, and asset management subsidiaries (collectively, Huatai) on July 1, 2023. At December 31, 2025, our ownership interest in Huatai Group was approximately 87.2 percent. Refer to Note 2 to the Consolidated Financial Statements for additional information on our acquisitions.

With operations in 54 countries and territories, Chubb provides commercial and consumer P&C insurance, A&H, reinsurance, and life insurance to a diverse group of clients. We provide commercial insurance products and service offerings such as risk management programs, loss control, and engineering and complex claims management. We provide specialized insurance products ranging from Directors & Officers (D&O) and financial lines to various specialty-casualty and umbrella and excess casualty lines to niche areas such as aviation and energy. We also offer consumer lines insurance coverage including homeowners, automobile, valuables, umbrella liability, and recreational marine products. In addition, we supply A&H and life insurance to individuals in select countries.

We generate earnings from three primary sources of income: P&C underwriting income, investment income, and life segment income. Chubb is an underwriting company and we strive to emphasize quality of underwriting rather than volume of business or market share. Our underwriting strategy is to manage risk by employing consistent, disciplined pricing and risk selection. This, coupled with writing a number of less cyclical product lines, has helped us develop flexibility and stability of our business, and has allowed us to maintain a profitable book of business throughout market cycles. Clearly defined underwriting authorities, standards, and guidelines coupled with a strong underwriting audit function are in place in each of our local operations and global profit centers. Global product boards ensure consistency of approach and the establishment of best practices throughout the world. Our priority is to help ensure adherence to criteria for risk selection by maintaining high levels of experience and expertise in our underwriting staff. In addition, we employ a business review structure that helps ensure control of risk quality and appropriate use of policy limits and terms and conditions. Underwriting discipline is at the heart of our operating philosophy.

Our product and geographic diversification differentiate us from the vast majority of our competitors and has been a source of stability during periods of industry volatility. Our long-term business strategy focuses on sustained growth in book value achieved through a combination of underwriting and investment income. By doing so, we provide value to our clients and shareholders through use of our substantial capital base in the insurance and reinsurance markets. We serve multinational corporations, mid-size and small businesses with property and casualty insurance and risk engineering services; affluent and high net worth individuals with substantial assets to protect; individuals purchasing life, personal accident, supplemental health, homeowners, automobile in certain international markets and for high net worth individuals in the U.S., and specialty personal insurance coverage; companies and affinity groups providing or offering accident and health insurance programs and life insurance to their employees or members; and insurers managing exposures with reinsurance coverage. For most commercial and personal lines of business we offer, insureds typically use the services of an insurance broker or agent. We obtain business from the local and major international insurance brokers and typically pay a commission to brokers for business accepted and bound. Our broad market capabilities in personal, commercial, specialty, and A&H lines made available by our underwriting expertise, business infrastructure, and global presence, help define our competitive advantage. Our superior claims service is a significant asset to our business, our business partners and customers, and is unique in the industry. Our strong balance sheet is attractive to businesses, and our strong capital position and global platform affords us opportunities for growth not available to smaller, less diversified insurance companies. Refer to "Segment Information" for competitive environment by segment.

We are organized along a profit center structure by line of business and territory that does not necessarily correspond to corporate legal entities. Profit centers can access various legal entities subject to licensing and other regulatory rules. Profit centers are expected to generate P&C underwriting income, life segment income, and appropriate risk-adjusted returns. Our corporate structure has facilitated the development of management talent by giving each profit center's senior management team the necessary autonomy within underwriting authorities to make operating decisions and create products and coverages needed by its target customer base. We are focused on delivering P&C underwriting profit and life segment income by only writing policies which we believe adequately compensate us for the risk we accept.

We recognize that climate changes and weather patterns, as well as inflationary forces, are integral to our underwriting process and we continually adjust our process to address these changes. This is intended to help ensure that exposures are priced appropriately and resulting losses are contained within our risk tolerance and appetite for individual product lines, businesses, and Chubb as a whole. Our use of such tools and data also reflects an understanding of their inherent limitations and uncertainties. We also purchase protection from third parties, including, but not limited to, reinsurance as a tool to diversify risk and limit the net loss potential of catastrophes and large or unusually hazardous risks.

---

**Segment Information**

Chubb operates through six business segments: North America Commercial P&C Insurance, North America Personal P&C Insurance, North America Agricultural Insurance, Overseas General Insurance, Global Reinsurance, and Life Insurance. In 2025, consolidated net premiums earned (NPE) was $53.0 billion. Refer to Note 19 to the Consolidated Financial Statements for additional information about our segments.

**North America Commercial P&C Insurance (38 percent of 2025 Consolidated NPE)**

*Overview*

The North America Commercial P&C Insurance segment comprises operations that provide P&C and A&H insurance and services to large, middle market, and small commercial businesses in the U.S., Canada, and Bermuda. This segment includes:

- Commercial Insurance (40 percent of this segment's 2025 NPE), which includes our retail division focused on middle market customers and small businesses
- Major Accounts (36 percent of this segment's 2025 NPE), our retail division focused on large institutional organizations and corporate companies
- Westchester (19 percent of this segment's 2025 NPE), our wholesale and specialty division
- Chubb Bermuda (5 percent of this segment's 2025 NPE), our high excess retail division

*Products and Distribution*

The Commercial Insurance operations provide a broad range of P&C, financial lines, and A&H products targeted to U.S and Canadian-based middle market and small commercial customers in a variety of industries. In 2025, the North America Small & Lower Midmarket Division was established to leverage a modern, automated, and data-centric digital operating model, enhancing our service delivery and product offerings to our small and lower middle market customers.

- Commercial Insurance products and services offered to our upper middle market customers include traditional P&C lines of business, including Package, which combines property and general liability, workers' compensation, automobile, umbrella; financial lines of business, including professional liability, management liability and cyber risk coverage; and other lines including environmental, A&H, and international coverages. Commercial Insurance distributes its insurance products through a North American network of independent retail agents and regional, multinational and digital brokers. Generally, our customers purchase insurance through a single retail agent or broker, do not employ a risk management department, and do not retain significant risk through self-insured retentions. The majority of our customers purchase a package product or a portfolio of products, which is a collection of insurance offerings designed to cover various needs.

- Commercial Insurance products and services offered to our small and lower middle market customers include P&C lines of business, including a Package or business owner policy which contains property and general liability; financial lines, including professional liability, management liability, and cyber risk coverage; and other lines including workers' compensation, automobile liability, umbrella, and international coverages. Products are generally offered through a North American network of independent agents and retail brokers, as well as through digital platforms, such as the Chubb Marketplace, where we electronically quote, bind, and issue for agents and brokers, providing either a fully digital and automated experience or digitally augmented service model.

Major Accounts provides a broad array of commercial lines of products and services, including traditional and specialty P&C, risk management, and A&H products to large U.S. and Canadian-based institutional organizations and corporate companies. Major Accounts distributes its insurance products primarily through a limited number of retail brokers. In addition to using brokers, certain products are also distributed through general agents, independent agents, managing general agents (MGA), managing general underwriters, alliances, affinity groups, and direct marketing operations. Products and services offered include property, professional liability, cyber risk, excess casualty, workers' compensation, general liability, automobile liability, commercial marine, surety, environmental, construction, medical risk, inland marine, and A&H coverages, as well as claims and risk management products and services.

The Major Accounts operations are organized into the following distinct business units, each offering specialized products and services targeted at specific markets:

- Chubb Global Casualty offers a range of customized risk management primary casualty products designed to help large insureds, including national accounts, manage risk for workers' compensation, general liability, and automobile liability coverages. Chubb Global Casualty also provides products which insure specific global operating risks of U.S.-based multinational companies and include deductible programs, captive programs, and paid or incurred loss retrospective plans. Within Chubb Global Casualty, Chubb Alternative Risk Solutions Group underwrites contractual indemnification policies which provide prospective coverage for loss events within the insured's policy retention levels, and underwrites assumed loss portfolio transfer (LPT) contracts in which insured loss events have occurred prior to the inception of the contract.

- Property provides products and services including primary, quota share and excess all-risk insurance, risk management programs and services, commercial, inland marine, and aerospace products.

- Casualty provides coverages including umbrella and excess liability, environmental risk, casualty programs for commercial construction related projects for companies and institutions, medical risk specialty liability products for the healthcare industry, and casualty insurance solutions for commercial real estate.

- Surety offers a wide variety of surety products and specializes in underwriting both commercial and contract bonds and has the capacity for bond issuance on an international basis.

- Accident & Health (A&H) products are targeted to large corporate and affinity groups, and include employee benefit plans, occupational accident, student accident, and worldwide travel accident and global medical programs. With respect to products that include supplemental medical and hospital indemnity coverages, we typically pay fixed amounts for claims and are therefore insulated from rising healthcare costs. A&H also provides specialty consumer lines products, including credit card enhancement programs (identity theft, rental car collision damage waiver, trip travel, and purchase protection benefits).

- Financial Lines provides management liability and professional liability (D&O and E&O), transactional risk, and cyber risk products to public companies as well as to private and not-for-profit organizations.

- ESIS Inc. (ESIS) is an in-house third-party claims administrator that performs claims management and risk control services for domestic and international organizations as well as for the North America Commercial P&C Insurance segment. ESIS services include comprehensive medical managed care; integrated disability services; pre-loss control and risk management; health, safety, and environmental consulting; salvage and subrogation; and healthcare recovery services. The net results for ESIS are included in North America Commercial P&C Insurance's administrative expenses.

Westchester is our wholesale and specialty division that serves the market for business risks that tend to be hard to place or not easily covered by traditional policies due to unique or complex exposures. Westchester provides specialty products for property, casualty, environmental, professional liability, inland marine, product recall, small business, and pet insurance, with digital and program coverages in the U.S. Products are offered through the wholesale distribution channel. In 2024, Westchester expanded its operations through the acquisition of Healthy Paws Pet Insurance LLC, a managing general agent specializing in pet insurance, from Aon plc. Chubb has been the exclusive underwriter of Healthy Paws Pet Insurance LLC since 2013.

Chubb Bermuda is our high excess retail division which provides commercial insurance products on an excess basis including excess liability, D&O, professional liability, property, and political risk, the latter being written by Sovereign Risk Insurance Ltd., a wholly-owned managing agent. Chubb Bermuda focuses on Fortune 1000 companies and targets risks that are generally low in frequency and high in severity. Products are offered primarily through the Bermuda offices of major, internationally recognized insurance brokers.

### Competitive Environment

The Commercial Insurance operations compete against numerous insurance companies ranging from large national carriers to small and mid-size insurers who provide specialty coverages and standard P&C products. Major Accounts competes against large, global carriers; regional competitors; and self-insured retentions and captive programs. The markets are subject to cycles of fluctuating capacity and price adequacy. We pursue a specialist strategy and focus on market opportunities where we can compete effectively. We also achieve a competitive advantage through Major Accounts' innovative product offerings and our ability to provide multiple products to a single client. In addition, all our domestic commercial units deliver global products and coverage to customers.

## North America Personal P&C Insurance (13 percent of 2025 Consolidated NPE)

### Overview

The North America Personal P&C Insurance segment includes the business written by Chubb Personal Risk Services division (PRS), which includes high-net-worth personal lines business, with operations in the U.S. and Canada. This segment provides affluent and high-net-worth individuals and families with homeowners, high value automobile and collector cars, valuable articles (including fine arts), personal and excess liability/umbrella, travel insurance, cyber, and recreational marine insurance and services. Our homeowners business, including valuable articles, represented 69 percent of North America Personal P&C Insurance's net premiums earned in 2025.

### Products and Distribution

Chubb PRS offers comprehensive personal insurance products and services to meet the evolving needs of high-net-worth families and individuals. Our seamless customer experience and superior coverage protect not only our clients' most valuable possessions, but also their standard of living. Our target customers consist of high-net-worth consumers with insurance needs that typically extend beyond what mass market carriers can offer. These coverages are offered on both an admitted and excess and surplus lines basis through independent regional agents and brokers, as well as digital partnerships.

### Competitive Environment

Chubb PRS competes against insurance companies of varying sizes that sell personal lines products through various distribution channels, including retail agents as well as online distribution channels. We achieve a competitive advantage through our ability to address the specific needs of high-net-worth families and individuals, to provide superior service to our customers, and to develop and deploy digital production and processes.

## North America Agricultural Insurance (5 percent of 2025 Consolidated NPE)

### Overview

The North America Agricultural Insurance segment comprises our U.S. and Canadian based businesses that provide a variety of coverages including crop insurance, primarily Multiple Peril Crop Insurance (MPCI) and crop-hail insurance through Rain and Hail Insurance Service, Inc. (Rain and Hail), as well as farm and ranch and specialty P&C commercial insurance products and services through our Chubb Agribusiness unit.

### Products and Distribution

Rain and Hail provides comprehensive MPCI and crop-hail insurance coverages.

- MPCI is federally subsidized crop protection from numerous causes of loss, including drought, excessive moisture, freeze, disease and more. The MPCI program is offered in conjunction with the U.S. Department of Agriculture. MPCI products include revenue protection (defined as providing both commodity price and yield coverages), yield protection, margin protection, prevented planting coverage, and replant coverage. For additional information on our MPCI program, refer to "Crop Insurance" under Item 7.

- Crop-Hail coverage provides crop protection from damage caused by hail or fire, with options in some markets for other perils such as wind or theft. Coverage is provided on an acre-by-acre basis and is available in the U.S. and in some parts of Canada. Crop-Hail can be used in conjunction with MPCI or other comprehensive coverages to offset the deductible and provide protection up to the actual cash value of the crop.

Chubb Agribusiness comprises Commercial Agribusiness and Farm and Ranch Agribusiness.

- Commercial Agribusiness offers specialty P&C coverages for commercial companies that manufacture, process, and distribute agricultural products. Commercial products and services include property, general liability for premises/operations and product liability, commercial automobile, workers' compensation, employment practices liability coverage, built-in coverage for premises pollution, cyber and information security, and product withdrawal.

- Farm and Ranch Agribusiness offers an extensive line of coverages for farming operations from Hobby/Gentleman farms to complex corporate farms and equine services including personal use, boarding, and training. Coverages include farm and ranch structures, automobile and other vehicle coverages, and machinery and other equipment coverages.

### *Competitive Environment*
Rain and Hail primarily operates in a federally regulated program where all approved providers offer the same product forms and rates through independent or captive agents. We seek a competitive advantage through our ability to provide superior service to our customers, including the development of digital solutions. Chubb Agribusiness competes against both national and regional competitors offering specialty P&C insurance coverages to companies that manufacture, process, and distribute agricultural products.

### **Overseas General Insurance (27 percent of 2025 Consolidated NPE)**

### *Overview*
The Overseas General Insurance segment comprises our retail division Chubb International, which includes Huatai Property & Casualty Insurance Co., Ltd. (Huatai P&C), our wholesale division Chubb Global Markets (CGM), and the international supplemental A&H business of Combined International Insurance, which is no longer writing new business. Chubb International comprises our international retail commercial P&C and traditional and specialty lines serving large corporations, middle market and small customers; consumer A&H and traditional and specialty personal lines business serving local territories outside the U.S., Bermuda, and Canada. In 2025, Chubb International expanded its operations through the acquisition of LMG Insurance in Thailand, offering a range of consumer and commercial P&C products. CGM, our London-based international specialty and excess and surplus lines wholesale business, includes Lloyd's of London (Lloyd's) Syndicate 2488, a wholly-owned Chubb syndicate supported by funds at Lloyd's provided by Chubb Corporate Members. Syndicate 2488 has an underwriting capacity of £630 million for the Lloyd's 2026 account year. The syndicate is managed by Chubb's Lloyd's managing agency, Chubb Underwriting Agencies Limited. At December 31, 2025, our ownership interest in Huatai P&C was approximately 87.2 percent.

### *Products and Distribution*
Chubb International maintains a presence in every major insurance market in the world and is organized geographically along product lines as follows: Europe, Middle East and Africa, Asia (including Huatai P&C), and Latin America. Products offered include commercial P&C, including specialty coverages and services, and consumer lines, including A&H and personal lines insurance products. Chubb International's P&C business is generally written, on both a direct and assumed basis, through major international, regional, and local brokers and agents. Certain branded products are also offered via digital-commerce platforms, allowing agents and brokers to quote, bind, and issue policies at their convenience. Huatai P&C provides a range of commercial and personal P&C products in China, including automobile, homeowners, property, professional liability, product liability, employer liability, business interruption, marine cargo, personal accident, supplemental health, and specialty risk. These products are marketed through various distribution channels including nearly 200 licensed sales locations in 28 Chinese provinces. Property insurance products include traditional commercial fire coverage, as well as energy industry-related, marine, construction, and other technical coverages. Principal casualty products are commercial primary and excess casualty, environmental, and general liability. A&H and other consumer lines products are distributed through brokers, agents, direct marketing programs, including thousands of telemarketers, and sponsor relationships. The A&H operations primarily offer personal accident and supplemental medical coverages including accidental death, business/holiday travel, specified disease, disability, medical and hospital indemnity, and income protection. We are not in the primary healthcare business. With respect to our supplemental medical and hospital indemnity products, we typically pay fixed amounts for claims and are therefore largely insulated from the direct impact of rising healthcare costs. Chubb International specialty coverages include D&O, professional indemnity, cyber, surety, aviation, political risk, and specialty personal lines products. Chubb International personal lines operations provide a wide range of consumer lines products to meet the needs of specific target markets around the world. Products include high net worth homes, traditional homeowners, automobile, and specialty products that cover smart phones, eyeglasses, and personal cyber risk.

CGM offers products through its parallel distribution network via two legal entities, Chubb European Group SE (CEG) and Chubb Underwriting Agencies Limited, managing agent of Syndicate 2488. CGM uses the Syndicate to underwrite P&C business on a global basis through Lloyd's worldwide licenses. They also use CEG to underwrite similar classes, including in the U.S. where they are eligible to write excess and surplus lines business. Factors influencing the decision to place business with the Syndicate or CEG include licensing eligibilities and client/broker preference. CGM also has a presence outside London, in the U.S., Canada, Europe, Asia and Latin America, for certain specialty lines of business (political risk and trade credit as well as aviation) which are underwritten by local Chubb entities. All business underwritten by CGM is accessed through registered brokers, except for a limited number of direct relationships, where risks are written without an intermediary. The main lines of business include aviation, property, energy, marine, financial lines, cyber, political risk, and credit.

*Competitive Environment*
Chubb International's primary competitors include U.S.-based companies with global operations, as well as non-U.S. global carriers and indigenous companies in regional and local markets. Huatai P&C's primary competitors are China-based insurers, including state-owned or government related entities. For the A&H and personal lines businesses, locally based competitors also include financial institutions and bank owned insurance subsidiaries. Our international operations have the distinct advantage of being part of one of the few international insurance groups with a global network of licensed companies able to write policies on a locally admitted basis. Our international operations also have the advantage of selling products through a variety of distribution channels including partnerships with major international, regional, and local brokers and agents. Additionally, as noted above, certain branded products are also offered via digital-commerce platforms. The principal competitive factors that affect the international operations are underwriting expertise and pricing, relative operating efficiency, product differentiation, producer relations, and the quality of policyholder services. A competitive strength of our international operations is our global network and breadth of insurance programs, which assist individuals and business organizations to meet their risk management objectives, while also having a significant presence in all of the countries in which we operate, giving us the advantage of accessing local technical expertise and regulatory environments, understanding local markets and culture, accomplishing a spread of risk, and offering a global network to service multinational accounts.

CGM is one of the preeminent international specialty insurers in London and is an established lead underwriter on a significant portion of the risks it underwrites for all lines of business. All lines of business face competition, depending on the business class, from Lloyd's syndicates, other carriers operating in the London market, and other major international insurers and reinsurers. Competition for international risks is also seen from domestic insurers in the country of origin of the insured. CGM differentiates itself from competitors through long standing experience in its product lines, its multiple insurance entities (Syndicate 2488 and CEG), and the quality of its underwriting and claims service.

**Global Reinsurance (3 percent of 2025 Consolidated NPE)**

*Overview*
The Global Reinsurance segment represents Chubb's reinsurance operations comprising Chubb Tempest Re Bermuda, Chubb Tempest Re USA, Chubb Tempest Re International, and Chubb Tempest Re Canada. Global Reinsurance markets its reinsurance products worldwide primarily through reinsurance brokers under the Chubb Tempest Re brand name and provides a broad range of traditional and non-traditional reinsurance coverage to a diverse array of primary P&C companies.

*Products and Distribution*
Global Reinsurance services clients globally through its major units. Major international brokers submit business to one or more of these units' underwriting teams who have built strong relationships with both key brokers and clients by providing a responsive, client-focused approach to risk assessment and pricing. Global Reinsurance's diversified portfolio is produced through reinsurance intermediaries.

Chubb Tempest Re Bermuda principally provides property catastrophe reinsurance to insurers of commercial and personal property. Property catastrophe reinsurance protects a ceding company against an accumulation of losses covered by its issued insurance policies, arising from a common event or occurrence. Chubb Tempest Re Bermuda underwrites reinsurance principally on an excess of loss basis, meaning that its exposure only arises after the ceding company's accumulated losses have exceeded the attachment point of the reinsurance treaty. Chubb Tempest Re Bermuda also writes other types of reinsurance on a limited basis for some select clients.

Chubb Tempest Re USA offers an array of traditional and specialty P&C reinsurance for the North American market, principally on a treaty basis, with a focus on writing property and casualty reinsurance. Chubb Tempest Re USA underwrites reinsurance on both a proportional and excess of loss basis.

Chubb Tempest Re International offers an array of traditional and specialty P&C reinsurance to insurance companies worldwide, with emphasis on non-U.S. and non-Canadian risks, including but not limited to property, property catastrophe, casualty, and specialty. Chubb Tempest Re International underwrites reinsurance on both a proportional and excess of loss basis.

Chubb Tempest Re Canada offers an array of traditional and specialty P&C reinsurance for the Canadian market, including but not limited to property, property catastrophe, casualty, and specialty. Chubb Tempest Re Canada underwrites reinsurance on both a proportional and excess of loss basis.

*Competitive Environment*

The Global Reinsurance segment competes worldwide with major U.S. and non-U.S. reinsurers as well as reinsurance departments of numerous multi-line insurance organizations. In addition, capital markets participants have developed alternative capital sources intended to compete with traditional reinsurance. Government sponsored or backed catastrophe funds can also affect demand for reinsurance. Global Reinsurance is typically involved in the negotiation and quotation of the terms and conditions of the majority of the contracts in which it participates. Global Reinsurance competes effectively in P&C markets worldwide because of Chubb's strong capital position, analytical capabilities, experienced underwriting team and quality customer service. The key competitors in Global Reinsurance's markets vary by geographic region and product line. An advantage of Global Reinsurance's global platform is that it can change its mix of business in response to changes in competitive conditions in the territories in which it operates. Global Reinsurance's geographic reach is also sought by multinational ceding companies since its offices, except for Bermuda, provide local reinsurance license capabilities which benefit our clients in dealing with country regulators.

**Life Insurance (14 percent of 2025 Consolidated NPE)**

*Overview*

The Life Insurance segment comprises our international life operations (Chubb Life), which includes Huatai Life Insurance Co., Ltd. (Huatai Life), Chubb Tempest Life Re (Chubb Life Re), and the supplemental accident, health, disability, and life business of Chubb Benefits. Also included in the Life Insurance segment are Huatai's asset management companies, principally Huatai Asset Management Co. Ltd and Huatai Baoxing Fund Management. At December 31, 2025, our direct and indirect ownership interest in Huatai Life was 89.5 percent, Huatai Asset Management Co. Ltd. was 79.2 percent, and Huatai Baoxing Fund Management was 74.1 percent. Insurance and asset management form an integral part of our China strategy to help customers with their protection and savings needs.

*Products and Distribution*

Chubb Life's main operations are in Asia, which accounts for 95 percent of its net written premiums, deposits, and earnings. Our Asia markets comprise South Korea, mainland China, Hong Kong, Taiwan, Thailand, Vietnam, New Zealand, and Indonesia. Outside of Asia, Chubb Life has a presence in Egypt and selectively in Latin America, with key markets being Chile, Brazil, Ecuador, and Mexico through a joint distribution model with Chubb Overseas General Insurance.

Chubb Life offers a broad portfolio of protection and savings products including individual and group term life, dental, critical illness, dementia, hospital cash, personal accident, disability income, credit life and group employee benefits, whole life, universal life, unit linked contracts, endowment plans, and annuities. The policies written by Chubb Life generally provide funds to beneficiaries of insureds upon death or insured event occurring or savings benefits while the contract owner is living in the case of savings products. Chubb Life earns income from both insurance contracts subject to mortality and morbidity risks and investment contracts not subject to insurance risks. Net investment income is a significant component of Segment income and is earned through strategic asset allocation based on asset liability matching and risk adjusted returns.

Funds received from policyholders for investment contracts are not recorded as premium revenue, but rather as policyholder deposits with an offsetting policyholder account balance liability on the balance sheet. We earn income on investment contracts from both net investment spreads on policyholder account balances and fees for management and administrative services. These investment contracts are an important component of production.

Chubb Life operates a multichannel distribution network enabling wider consumer reach. Our controlled distribution channels are a majority of net written premiums and include tied agency and telemarketing where we focus on recruiting, training and management of quality active distributors. Our captive agency distribution and telemarketing channels sell Chubb Life products exclusively and enable us to maintain direct contact with the retail consumer, promote quality sales practices, and generate better persistency. Independent broker channels complement our tied agency channel, reaching a wider pool of mass affluent and affluent customers, especially in South Korea, Hong Kong and Taiwan. In China, Huatai Life has a network of 265 branches/sales offices across 20 provinces.

Chubb Life growth is focused on maximizing opportunities in Asia, where we have market leading positions in direct marketing notably in South Korea, Taiwan and Indonesia. We take advantage of rapid growth in face-to-face channels to sell insurance through tied and independent agents and selected bancassurance partnerships. These distribution channels generate operating profits that exceed our target returns on invested capital and are sustainable due to a large in-force book. We are also transforming our business digitally, leveraging our global data and artificial Intelligence assets to capitalize on digital partnership capabilities and our unique positioning as the leading composite insurer in Asia.

Huatai Asset Management is licensed to manage institutional, pension, and retail mutual fund investments. Huatai asset management companies earn management and performance fees from the management of third-party assets and also earn fees related to the origination, distribution and management of private loans on behalf of highly rated domestic institutions in China.

Chubb Life Re's core business is a Bermuda-based operation which provides reinsurance to primary life insurers, focusing on guarantees included in certain variable annuity products and also on more traditional mortality reinsurance protection. Chubb Life Re's U.S.-based traditional life reinsurance operation was discontinued for new business in January 2010. Since 2007, Chubb Life Re has not quoted on new opportunities in the variable annuity reinsurance marketplace and our focus has been on managing the current portfolio of risk, both in the aggregate and on a contract basis. This business is managed with a long-term perspective and short-term net income volatility is expected.

Chubb Benefits is a provider of supplemental accident, health, disability, and life insurance products across the U.S. and Canada. Chubb Benefits comprises three businesses: Combined U.S., Combined Canada, and Workplace Solutions. Combined-branded businesses in the U.S. and Canada focus on providing benefits to small businesses and individuals through independent agents and brokers. Workplace Solutions caters to mid- and large-market employers with distribution solely through brokers and benefits consultants.

*Competitive Environment*
Chubb Life's competition differs by market but generally includes multinational insurers, large domestic insurers, and state-owned insurers. Chubb's financial strength and reputation as an entrepreneurial organization with a global presence and strong local management capabilities gives Chubb Life a strong base to offer competitive prices, grow revenues and deliver scale efficiencies. Our focus is A&H business, supplemented with savings products in target markets. Chubb Benefits competes for A&H business in the U.S. against numerous A&H and life insurance companies across various industry segments.

In China, we also compete for assets under management (AUM) with investment management firms, banks, and other financial institutions that offer products that are similar to those offered by Huatai Group's asset management companies.

**Corporate**
Corporate results primarily include results of all run-off asbestos and environmental (A&E) exposures, the results of our run-off Brandywine business, the results of Westchester specialty operations for 1996 and prior years, certain other run-off exposures including molestation exposures, and income and expenses not attributable to reportable segments and the results of our non-insurance companies. The run-off operations do not actively sell insurance products, but are responsible for the management of existing policies and settlement of related claims. Effective July 1, 2023, Huatai Group's non-insurance operations results, comprising real estate and holding company activity, are included in Corporate.

Our exposure to A&E, abuse or molestation claims principally arises out of liabilities acquired when we purchased Westchester Specialty in 1998, CIGNA's P&C business in 1999, and The Chubb Corporation in 2016. The A&E liabilities principally relate to claims arising from bodily-injury claims related to asbestos products and remediation costs associated with hazardous waste sites.

**Reinsurance Protection**
As part of our risk management strategy, we purchase reinsurance protection to mitigate our exposure to losses, including certain catastrophes, to a level consistent with our risk appetite. Although reinsurance agreements contractually obligate our reinsurers to reimburse us for an agreed-upon portion of our gross paid losses, reinsurance does not discharge our primary liability to our insureds and, thus, we ultimately remain liable for the gross direct losses. In certain countries, reinsurer selection is limited by local laws or regulations. In most countries there is more freedom of choice, and the counterparty is selected based upon its financial strength, claims settlement record, management, line of business expertise, and its price for assuming the risk

transferred. In support of this process, we maintain a Chubb authorized reinsurer list that stratifies these authorized reinsurers by classes of business and acceptable limits. This list is maintained by our Reinsurance Security Committee (RSC), a committee comprising senior management personnel and a dedicated reinsurer security team. Changes to the list are authorized by the RSC and recommended to the Chair of the Risk and Underwriting Committee. The reinsurers on the authorized list and potential new markets are regularly reviewed and the list may be modified following these reviews. In addition to the authorized list, there is a formal exception process that allows authorized reinsurance buyers to use reinsurers already on the authorized list for higher limits or different lines of business, for example, or other reinsurers not on the authorized list if their use is supported by compelling business reasons for a particular reinsurance program.

A separate policy and process exists for captive reinsurance companies. Generally, these reinsurance companies are established by our clients or our clients have an interest in them. It is generally our policy to obtain collateral equal to the expected losses that may be ceded to the captive. Where appropriate, exceptions to the collateral requirement are granted but only after senior management review. Specific collateral guidelines and an exception process are in place for the North America Commercial P&C Insurance, North America Personal P&C Insurance, and Overseas General Insurance segments, all of which have credit management units evaluating the captive's credit quality and that of their parent company. The credit management units, working with actuaries, determine reasonable exposure estimates (collateral calculations), ensure receipt of collateral in an acceptable form, and coordinate collateral adjustments as and when needed. Financial reviews and expected loss evaluations are performed annually for active captive accounts and as needed for run-off exposures. In addition to collateral, parental guarantees are often used to enhance the credit quality of the captive. In general, we seek to place our reinsurance with highly rated companies with which we have a strong trading relationship. For additional information refer to "Catastrophe Management" and "Global Property Catastrophe Reinsurance Program" under Item 7, and Note 5 to the Consolidated Financial Statements, under Item 8.

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## Investments

Our objective is to maximize investment income and total return while ensuring an appropriate level of liquidity, investment quality, and diversification. As such, Chubb's investment portfolio is invested primarily in investment-grade fixed-income securities as measured by the major rating agencies. We also invest in limited partnerships and investment funds. We do not allow leverage in our investment portfolio. The critical aspects of the investment process are controlled by Chubb Asset Management, an indirect wholly-owned subsidiary of Chubb. These aspects include asset allocation, portfolio and guideline design, risk management, and oversight of external asset managers. In this regard, Chubb Asset Management:

- conducts formal asset allocation modeling for each of the Chubb subsidiaries, providing formal recommendations for the portfolio's structure;
- establishes recommended investment guidelines that are appropriate to the prescribed asset allocation targets;
- provides the analysis, evaluation, and selection of our external investment advisors;
- establishes and develops investment-related analytics to enhance portfolio engineering and risk control;
- monitors and aggregates the correlated risk of the overall investment portfolio; and
- provides governance over the investment process for each of our operating companies to ensure consistency of approach and adherence to investment guidelines.

Under our guidance and direction, external asset managers conduct security and sector selection and transaction execution. Use of multiple managers benefits Chubb in several ways – it provides us with operational and cost efficiencies, diversity of styles and approaches, innovations in investment research and credit and risk management, all of which enhance the risk-adjusted returns of our portfolios.

Chubb Asset Management determines the investment portfolio's allowable, targeted asset allocation and ranges for each of the segments. These asset allocation targets are derived from sophisticated asset and liability modeling that measures correlated histories of returns and volatility of returns. Allowable investment classes are further refined through analysis of our operating environment including expected volatility of cash flows, potential impact on our capital position, and regulatory and rating agency considerations.

Huatai Asset Management has over $155 billion in assets under management (AUM) in China, and is licensed to manage institutional, pension, and retail mutual fund investments. Huatai's asset management companies manage Huatai's investments internally. In addition, over 90 percent of total AUM are managed on behalf of third-party clients. Huatai asset management companies earn management and performance fees from the management of third-party assets and also earn fees related to the origination, distribution and management of private loans on behalf of highly rated domestic institutions in China.

The Chubb Limited Board of Directors (the Board) established a Risk & Finance (R&F) Committee which helps execute the Board's supervisory responsibilities pertaining to enterprise risk management including investment risk. Under the overall supervision of the R&F Committee, Chubb's governance over investment management is rigorous and ongoing. Among its responsibilities, the R&F Committee:

- reviews and approves asset allocation targets and investment policy to ensure that it is consistent with our overall goals, strategies, and objectives;
- reviews and approves investment guidelines to ensure that appropriate levels of portfolio liquidity, credit quality, diversification, and volatility are maintained; and
- systematically reviews the portfolio's exposures including any potential violations of investment guidelines.

We have long-standing global credit limits for our entire portfolio across the organization and for individual obligors. Exposures are aggregated, monitored, and actively managed by our Global Credit Committee, comprising senior executives, including our Chief Financial Officer, our Chief Risk Officer, our Chief Investment Officer, and our Treasurer.

Within the guidelines and asset allocation parameters established by the R&F Committee, individual investment committees of the segments determine tactical asset allocation. Additionally, these committees review all investment-related activity that affects their operating company, including the selection of outside investment advisors, proposed asset allocation changes, and the systematic review of investment guidelines.

For additional information regarding the investment portfolio, including breakdowns of the sector and maturity distributions, refer to Note 3 to the Consolidated Financial Statements under Item 8.

**Regulation**

Our insurance and reinsurance subsidiaries conduct business globally, including in all 50 states of the United States, the District of Columbia, and all U.S. Territories. Our business is subject to varying degrees of regulation and supervision in each of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled and on a group basis. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled require, among other things, that these subsidiaries maintain minimum levels of statutory capital, surplus, and liquidity, meet solvency standards, and submit to periodic examinations of their financial condition. The complex regulatory environments in which Chubb operates are subject to change and are regularly monitored.

**Group Supervision**

The Pennsylvania Insurance Department (Department) is the group-wide supervisor for the Chubb Group of Companies. In consultation with other insurance regulatory bodies that oversee Chubb's insurance activities, the Department has convened the Chubb Supervisory College (College) bi-annually since 2012, with annual Colleges convened since 2017. The most recent College was held in October 2025. During these meetings, the College reviewed extensive information about Chubb, without material adverse comment.

The following is an overview of regulations for our operations in Switzerland, the U.S., Bermuda, and other international locations.

**Swiss Operations**

The Swiss Financial Market Supervisory Authority (FINMA) has the discretion to supervise Chubb on a group-wide basis. However, FINMA acknowledges the Department's assumption of group supervision over us.

Chubb Insurance (Switzerland) Limited offers property and casualty insurance to Swiss companies, A&H, and personal lines insurance for individuals of Swiss companies. We also operate a reinsurance subsidiary named Chubb Reinsurance (Switzerland) Limited, which is primarily a provider of reinsurance to Chubb entities. Both companies are licensed and governed by FINMA.

**U.S. Operations**

Our U.S. insurance subsidiaries are subject to extensive regulation by the states in which they do business. The laws of the various states establish departments of insurance with broad authority to regulate, among other things: the standards of solvency that must be met and maintained, the licensing of insurers and their producers, approval of policy forms and rates, the nature of and limitations on investments, restrictions on the size of the risks which may be insured under a single policy, deposits of securities for the benefit of policyholders, requirements for the acceptability of reinsurers, periodic examinations of the affairs of insurance companies, the form and content of reports of financial condition required to be filed, and the adequacy of reserves for unearned premiums, losses, and other exposures.

Our U.S. insurance subsidiaries are required to file detailed annual and quarterly statutory financial statements with state insurance regulators. In addition, our U.S. insurance subsidiaries' operational and financial records are subject to examination at regular intervals by state regulators.

All states have enacted legislation that regulates insurance holding companies. This legislation provides that each U.S. insurance company in the insurance holding company system (system) is required to register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the system that may materially affect the operations, management, or financial condition of our U.S. insurers. All transactions within a system must be fair and equitable. Notice to the appropriate insurance departments is required prior to the consummation of transactions affecting the ownership or control of an insurer and of certain material transactions between an insurer and an entity in its system. In addition, certain transactions may not be consummated without the prior approval of one or more such insurance departments.

We are also required to file annually with our domiciliary state insurance regulators an enterprise risk report that identifies material risks within our system that could pose enterprise risk to our U.S. insurers, a disclosure report that identifies our corporate governance practices, a report reflecting our internal assessment of material risks associated with our current business plan and the sufficiency of our capital resources to support those risks, and a group capital calculation report that provides a baseline quantitative measure for group risks.

Statutory surplus is an important measure used by the regulators and rating agencies to assess our U.S. insurance subsidiaries' ability to pay claims, support business operations, and provide dividend capacity. Our U.S. insurance subsidiaries are subject to various state statutory and regulatory restrictions that limit the amount of dividends that may be paid without prior approval from regulatory authorities. These restrictions differ by state, but are generally based on calculations incorporating statutory surplus, statutory net income, and/or investment income.

The National Association of Insurance Commissioners (NAIC) has promulgated a recommended risk-based capital requirement for P&C insurance companies. This risk-based capital formula is used by many state regulatory authorities to identify insurance companies that may be undercapitalized and which merit further regulatory attention. These requirements are designed to monitor capital adequacy using a formula that prescribes a series of risk measurements to determine a minimum capital amount for an insurance company, based on the profile of the individual company. The ratio of a company's adjusted policyholder surplus to its minimum capital requirement will determine whether state regulatory action is required. There are progressive risk-based capital failure levels that trigger more stringent and intrusive regulatory action. If an insurer's policyholders' surplus falls below the Mandatory Control Level (70 percent of the Authorized Control Level, as defined by the NAIC), the relevant insurance commissioner is required to place the insurer under regulatory control.

However, an insurance regulator may allow a P&C company operating below the Mandatory Control Level that is writing no business and is running off its existing business to continue its run-off. Brandywine is running off its liabilities consistent with the terms of an order issued by the Insurance Commissioner of Pennsylvania. This includes periodic reporting obligations to the Department.

Government intervention continues in the insurance and reinsurance markets in relation to terrorism coverage in the U.S. (and through industry initiatives in other countries). The U.S. Terrorism Risk Insurance Act (TRIA), which was enacted in 2002 to ensure the availability of insurance coverage for certain types of terrorist acts in the U.S., has been extended under the Terrorism Risk Insurance Program Reauthorization Act of 2019 (TRIPRA) through December 31, 2027, and applies to certain of our operations.

From time to time, Chubb and its subsidiaries and affiliates receive inquiries from state agencies and attorneys general, with which we generally comply, seeking information concerning business practices, such as underwriting, claims handling, loss experience, and insurance availability. Moreover, many recent factors, such as consequences of and reactions to industry and economic conditions and focus on domestic issues, have contributed to the potential for change in the legal and regulatory framework applicable to Chubb's U.S. operations and businesses. We cannot assure that changes in laws, regulations, or investigative or enforcement activities in the various states in the U.S. will not have a material adverse impact on our financial condition, results of operations, or business practices.

We are subject to numerous U.S. federal and state laws governing the protection of personal and confidential information of our clients and employees. These laws and regulations are increasing in complexity, and the requirements are extensive and detailed. Numerous states require us to certify our compliance with their data protection laws.

We are subject to the New York Department of Financial Services' (NYDFS) Cybersecurity Regulation which mandates detailed cybersecurity standards and other obligations for all institutions, including insurance entities, authorized by the NYDFS to operate in New York. Among the requirements are the maintenance of a cybersecurity program with governance controls, risk-based minimum data security standards for technology systems, cyber breach preparedness and response requirements, including reporting obligations, vendor oversight, training, program record keeping, audit and risk assessment requirements, and certification obligations. Because our North America systems are integrated, our companies domiciled in other states may also be impacted by this regulation.

Additionally, the NAIC adopted an Insurance Data Security Model Law, which requires licensed insurance entities to comply with detailed information security requirements. The NAIC model law is similar in many respects to the NYDFS Cybersecurity Regulation.

The NAIC has also adopted a Model Bulletin on the Use of Artificial Intelligence Systems by Insurers. This is intended to be a template for state regulators to use when issuing guidance about AI governance, risk management controls, internal audit functions, and third-party systems. The Model Bulletin also advises insurers of the information and documentation that insurance regulators may request during exams and investigation of insurers' AI systems, including third-party AI systems. This bulletin has been adopted by nineteen (19) state insurance departments, with four additional state insurance departments having announced a draft version of the bulletin or their intention to adopt the bulletin, and this in turn will impact our use of artificial intelligence tools in our business operations.

**Bermuda Operations**
The Insurance Act 1978 of Bermuda and related regulations, as amended (the Insurance Act), regulates the insurance business of our Bermuda domiciled (re)insurance subsidiaries (Bermuda domiciled subsidiaries) and provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer by the Bermuda Monetary Authority (BMA). The Insurance Act imposes solvency and liquidity standards and auditing and reporting requirements on Bermuda insurance companies and grants the BMA powers to supervise, investigate, and intervene in the affairs of insurance companies.

Bermuda domiciled subsidiaries must prepare and file with the BMA, audited annual statutory financial statements and audited annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP), International Financial Reporting Standards (IFRS), or any such other generally accepted accounting principles as the BMA may recognize. The U.S. GAAP audited financial statements are made public by the BMA. The Insurance Act prescribes rules for the preparation and content of the statutory financial statements that require Bermuda domiciled subsidiaries to give detailed information and analyses regarding premiums, claims, reinsurance, and investments. In addition, each year, the Bermuda domiciled insurers are required to file with the BMA a capital and solvency return along with an annual statutory financial return. The prescribed form of capital and solvency return comprises the BMA's risk-based capital model, termed the Bermuda Solvency Capital Requirement (BSCR) or an approved internal capital model in lieu thereof; a statutory economic balance sheet; the approved actuary's opinion; and several prescribed schedules. The BSCR is a tool to assist the BMA both in measuring risk and in determining appropriate levels of capitalization. The BSCR employs a standard mathematical model that correlates the risk underwritten by Bermuda insurers to their capital. The BSCR framework applies a standard measurement format to the risk associated with an insurer's assets, liabilities, and premiums, including a formula to take into account catastrophe risk exposure.

The BMA established risk-based regulatory capital adequacy and solvency margin requirements for Bermuda insurers that mandate that a Bermuda domiciled subsidiary's Enhanced Capital Requirement (ECR) be calculated by either (a) BSCR, or (b) an internal capital model which the BMA has approved for use for this purpose. The Bermuda domiciled subsidiaries use the BSCR in calculating their solvency requirements. Bermuda statutory reporting rules include an Economic Balance Sheet (EBS) framework. The EBS framework is embedded as part of the BSCR and forms the basis of our ECR.

In order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation, the BMA has established a threshold capital level, (termed the Target Capital Level (TCL)), set at 120 percent of ECR, that serves as an early warning tool for the BMA. Failure to maintain statutory capital at least equal to the TCL would likely result in increased BMA regulatory oversight.

Under the BMA's powers to set standards on public disclosure under the Insurance Act, the Bermuda domiciled subsidiaries are required to prepare and publish a Financial Condition Report (FCR). The FCR provides details of measures governing the business operations, corporate governance framework, solvency and financial performance. The FCR must be filed with the BMA and requires Bermuda insurance companies to make the FCR publicly available.

Under the Insurance Act, Chubb's Bermuda domiciled subsidiaries are prohibited from declaring or paying any dividends of more than 25 percent of total statutory capital and surplus, as shown in its previous financial year statutory balance sheet, unless at least seven days before payment of the dividends, it files with the BMA an affidavit signed by at least two directors of the relevant Bermuda domiciled subsidiary (one of whom must be a director resident in Bermuda) and by the relevant Bermuda domiciled subsidiary's principal representative, that it will continue to meet its required solvency margins. Furthermore, Bermuda domiciled subsidiaries may only declare and pay a dividend from retained earnings and a dividend or distribution from contributed surplus if it has no reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable value of its assets would be less than the aggregate of its liabilities.

In addition, Chubb's Bermuda domiciled subsidiaries must obtain the BMA's prior approval before reducing total statutory capital, as shown in its previous financial year's financial statements, by 15 percent or more.

**Other International Operations**
The extent of insurance regulation varies significantly among the countries in which non-U.S. Chubb operations conduct business. While each country imposes licensing, solvency, auditing, and financial reporting requirements, such as the International Accounting Standard Board's accounting standard for insurance contracts (IFRS 17), the type and extent of the requirements differ substantially. For example:

- in some countries, insurers are required to prepare and file monthly or quarterly financial reports, and in others, only annual reports;

- some regulators require intermediaries to be involved in the sale of insurance products, whereas other regulators permit direct sales contact between the insurer and the customer;

- the extent of restrictions imposed upon an insurer's use of local and offshore reinsurance vary;

- policy form filing and rate regulation vary by country;

- the frequency of contact and periodic on-site examinations by insurance authorities differs by country; and

- regulatory requirements relating to insurer dividend policies vary by country.

Significant variations can also be found in the size, structure, and resources of the local regulatory departments that oversee insurance activities. Certain regulators prefer close relationships with all subject insurers and others operate a risk-based approach.

Chubb operates in some countries through subsidiaries and in some countries through branches of subsidiaries. Local capital requirements applicable to a subsidiary generally include its branches. Certain Chubb companies are jointly owned with local companies to comply with legal requirements for local ownership. Other legal requirements include discretionary licensing procedures, compulsory cessions of reinsurance, local retention of funds and records, data privacy and protection program requirements such as the General Data Protection Regulation (GDPR), and foreign exchange controls. Chubb's international companies are also subject to multinational application of certain U.S. laws.

There are various regulatory bodies and initiatives that impact Chubb in multiple international jurisdictions and the potential for significant impact on Chubb could be heightened as a result of recent industry and economic developments.

**Enterprise Risk Management**

As an insurer, Chubb is in the business of profitably managing risk for its customers. Since risk management must permeate an organization conducting a global insurance business, we have an established Enterprise Risk Management (ERM) framework, which encompasses climate risk, that is integrated into management of our businesses and is led by Chubb's senior management. As a result, ERM is a part of the day-to-day management of Chubb and its operations.

Our global ERM framework is broadly multi-disciplinary and its strategic objectives include:

- **External Risks**: identify, analyze, quantify, and where possible, mitigate significant external risks that could materially hamper the financial condition of Chubb or the achievement of corporate business objectives over the next 36 months;
- **Exposure Accumulations**: identify and quantify the accumulation of exposure to individual counterparties, products or industry sectors  particularly those that materially extend across or correlate between business units or divisions or the balance sheet;
- **Risk Modeling**: develop and use various data-sets, advanced analytics, metrics and processes (such as probabilistic exposure and economic capital models to assess aggregation risk from natural and other catastrophes) that help business and corporate leaders make informed underwriting, portfolio management, and risk management decisions within a consistent risk/reward framework;
- **Governance**:
    - establish and coordinate risk guidelines that reflect the corporate appetite for risk;
    - monitor exposure accumulations relative to established guidelines; and
    - ensure effective internal risk management communication up to management and the Board (including our Risk & Finance (R&F) Committee), down to the various business units and legal entities, and across the firm; and
- **Disclosure**: develop protocols and processes for risk-related disclosure internally as well as externally to rating agencies, regulators, shareholders and analysts.

Chubb Group's Risk and Underwriting Committee (RUC) reports to and assists the Chief Executive Officer in the oversight and review of the ERM framework which covers the processes and guidelines used to manage the entire landscape of insurance, financial, strategic, and operational risks. The RUC is chaired by Chubb Group's Chief Risk Officer (Chair). The RUC meets at least once a quarter, and comprises Chubb Group's most senior executives which, in addition to the Chair, includes the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Investment Officer, Chief Actuary, Chief Digital Business Officer, General Counsel, President – North America Insurance, President – Overseas General Insurance, and Global Head of Underwriting.

The RUC is assisted in its activities by Chubb's Enterprise Risk Unit (ERU) and Product Boards. The ERU is responsible for the collation and analysis of risk insight in two key areas. The first relates to external information that provides insight to the RUC on existing or emerging risks that might significantly impact Chubb's key objectives while the second involves internal risk aggregations arising from Chubb's business writings and other activities such as investments and operations. The ERU is independent of the operating units and reports to our Chief Risk Officer. The Product Boards exist to provide oversight for products that we offer globally. A Product Board currently exists for each of Chubb's major product areas. Each Product Board is responsible for ensuring consistency in underwriting and pricing standards, identification of emerging issues, and guidelines for relevant accumulations.

Chubb's Chief Risk Officer also reports to the Board's R&F Committee, which helps execute the Board's supervisory responsibilities pertaining to ERM. The role of the R&F Committee includes evaluation of the integrity and effectiveness of our ERM procedures, systems, and information; governance on major policy decisions pertaining to risk aggregation and minimization; and assessment of our major decisions and preparedness levels pertaining to perceived material risks. The Audit Committee meets with the R&F Committee at least annually in order to exercise its risk assessment and management duties under New York Stock Exchange Rules.

Others within the overall ERM structure contribute toward accomplishing Chubb's ERM objectives, including regional management, Corporate Underwriting, Internal Audit, Compliance, external consultants, and managers of our internal control processes and procedures.

Chubb has a comprehensive, coordinated global sustainability program that is embedded in all areas of the organization, and its activities and performance are reported to the executive team. The senior executive responsible for overseeing the global sustainability program is the Global Climate Officer (GCO). The GCO reports to both the CEO, who approves the goals and objectives of the sustainability program, and Chubb's General Counsel. The GCO has executive management responsibility for Chubb's climate-related strategies, including business and policy initiatives and coordination with the Chief Risk Officer and Chief Underwriting Officer regarding the execution of related underwriting and portfolio management processes.

The potential impacts of climate change on the insurance industry, including Chubb, are complex, myriad and are likely to develop over a multi-year time horizon. These risks may include physical risks, transition risks and liability risks. Physical risks arise from direct weather–related events, such as floods, storms and wildfire and these risks may increase insurance claims.

Our insurance contracts are typically renewed on an annual basis. Consequently, we can quickly respond to changes as needed by adjusting our pricing or by restricting our exposure.

As described in "Catastrophe Management" under Item 7, Chubb uses catastrophe models to quantify natural catastrophe risk for product pricing and portfolio management purposes. Based on science and our own experience to date, we have conducted extensive work to understand the potential impact of climate change on our risk profile. These findings actively inform our underwriting risk appetite for property-related exposures for wildfire, where we have significantly reduced our business in certain areas, and other perils such as flood and hurricane.

Chubb mitigates exposure to climate change risk by ceding catastrophe risk in our insurance portfolio through both reinsurance and capital markets, and our investment portfolio through the diversification of risk, industry, location, type, and duration of security. Asset concentrations are actively managed in hurricane- and flood-exposed areas, and our investment portfolio is relatively short in duration.

**Human Capital Management**

*Overview*
Our employees are essential to Chubb's commitment to protect the present and build a better future for customers around the world. The expertise of our people enables the underwriting excellence, operational discipline, and high-quality claims service that define our company. To sustain this performance, Chubb focuses on attracting, developing, and retaining top talent, and fostering a culture where employees can perform at their full potential.

*Workforce Demographics and Metrics*
Chubb employs approximately 45,000 people. Our workforce is distributed across the following regions: 40 percent in Asia, 37 percent in North America, 13 percent in Latin America, and 10 percent in Europe/Eurasia/Africa. The average age of our workforce is 41.2 years, with an average tenure of 7.3 years. We closely monitor key human capital metrics, including retention, critical-role succession, learning participation and hiring and internal mobility, and report them regularly to senior management and the Board.

*Employee Experience and Culture*
Chubb emphasizes professionalism, craftsmanship, accountability, and high performance. In 2025, we enhanced the employee experience through modernized operational platforms, broadened manager and employee self-service capabilities and refreshed performance and development processes. As digital capabilities expand across the company, employees now benefit from more intuitive tools and technologies that improve both productivity and day-to-day experience.

During the year, we deployed experience surveys with select populations to generate deeper insights and conducted listening sessions within geographic regions. These inputs informed targeted local and enterprise-level actions designed to retain and engage critical talent.

*Attraction, Development, and Retention*
Chubb's long-term success depends on disciplined talent acquisition, robust development pathways, and workforce stability. In 2025, we filled approximately 9,000 roles worldwide, hiring nearly 6,500 new employees externally and supporting approximately 2,500 internal moves. This reflects a healthy talent pipeline and strong progression within the company.

In 2025, more than 22,000 employees participated in structured learning programs, as we continued investing in technical, leadership, and early-career development. Our early-career programs hired and trained approximately 500 recent college graduates globally, strengthening our pipeline of future insurance professionals.

Retention remained a priority throughout the year. For 2025, our annual voluntary turnover rate was 10.9 percent, including retirements. This reflects the value employees place on careers at Chubb and highlights the stability that brings a meaningful advantage to our business.

*Employee Well-Being and Connection*
We continued to offer programs that support employee well-being, engagement, and community across all regions. These programs include wellness and financial-wellbeing resources, as well as locally driven employee events. Such efforts help maintain a connected and supportive environment that reinforces our culture.

*Compensation and Benefits*
Chubb provides competitive compensation and benefits globally to attract and retain an experienced, high-performing workforce. Our mix of short- and long-term incentives is designed to align pay with individual performance, company results, and long-term shareholder value. Compensation and benefits programs are regularly benchmarked to ensure market competitiveness and internal equity.

**Information about our Executive Officers**

The following sets forth information regarding our executive officers as of February 27, 2026:

| Name | Age | Positions |
|---|---|---|
| Evan G. Greenberg | 71 | Director (August 2002 to present), Chairman of the Board (May 2007 to present), and Chief Executive Officer of Chubb Limited (May 2004 to present). |
| Timothy A. Boroughs | 76 | Vice Chairman, Chubb Group, and Executive Vice Chairman, Asset Management (May 2025 to present); Chief Investment Officer of Chubb Group (2000 to May 2025); Executive Vice President (EVP) of Chubb Group (2014 to May 2025). |
| Peter C. Enns | 60 | EVP and Chief Financial Officer of Chubb Limited (July 2021 to present); Joined Chubb in April 2021; held several management positions at HSBC (2018 to 2020), finishing as Global Co-Head of Investment Banking Coverage; previously held several senior positions at Goldman Sachs (1996 to 2017), including Chairman and Chief Executive Officer of Goldman Sachs Canada and Partner in the U.S. Financial Institutions Group. |
| Bryce L. Johns | 50 | Senior Vice President (SVP), Chubb Group and President, Chubb Life (April 2022 to present); Group General Manager and Global Chief Executive Officer of HSBC Life and Insurance Partnerships (August 2016 to December 2021). |
| John W. Keogh | 61 | President (December 2020 to present) and Chief Operating Officer (July 2011 to present) of Chubb Limited; Vice Chairman (2010 to 2015) and Executive Vice Chairman (2015 to December 2020) of Chubb Limited; Chairman, Insurance – Overseas General, Chubb (2006 to 2010). |
| Paul McNamee | 50 | EVP, Chubb Group and President, Overseas General Insurance (July 2024 to present); SVP, Chubb Group and Regional President, Asia Pacific (July 2016 to July 2024); employed by Chubb since 1995. |
| Frances D. O'Brien | 67 | EVP, Chubb Group and Chief Risk Officer of Chubb Limited (April 2023 to present); SVP and Deputy Chief Risk Officer, Chubb (January 2022 to March 2023); Division President, North America Personal Risk Services, Chubb (2016 to 2021); SVP, Chief Risk Officer of The Chubb Corporation at the time of its acquisition by Chubb Limited (2016). |
| Juan Luis Ortega | 51 | EVP, Chubb Group (August 2019 to present) and President, North America Insurance (July 2024 to present); President, Overseas General Insurance, Chubb (August 2019 to July 2024); employed by Chubb since 1999. |
| Joseph F. Wayland | 68 | EVP of Chubb Limited (January 2016 to present); General Counsel and Secretary of Chubb Limited (July 2013 to present). |

**Additional Resources**

We make available free of charge through our website (investors.chubb.com, under Financials) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, if any, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they have been electronically filed with or furnished to the U.S. Securities and Exchange Commission (SEC). Also available through our website (under About / Investors / Governance / Governance Documents) are our Corporate Governance Guidelines, Code of Conduct, and Charters for the Committees of the Board. Printed documents are available by contacting our Investor Relations Department (Telephone: +1 (212) 827-4445, E-mail: investorrelations@chubb.com).

We also use our website as a means of disclosing material, non-public information and for complying with our disclosure obligations under SEC Regulation FD (Fair Disclosure). Accordingly, investors should monitor the Investor Relations portion of our website, in addition to following our press releases, SEC filings, and public conference calls and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this report. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file with the SEC.

**ITEM 1A.  Risk Factors**

Factors that could have a material impact on our results of operations or financial condition are outlined below. Additional risks not presently known to us or that we currently deem insignificant may also impair our business or results of operations as they become known or as facts and circumstances change. Any of the risks described below could result in a material adverse effect on our results of operations or financial condition.

**Insurance**

**Our results of operations or financial condition could be adversely affected by the occurrence of natural and man-made disasters.**

We have substantial exposure to losses resulting from natural disasters, man-made catastrophes, such as terrorism or cyber-attack, and other catastrophic events. This could impact a variety of our businesses, including our commercial and personal lines, and life and accident and health (A&H) products. Catastrophes can be caused by various events, including hurricanes, typhoons, earthquakes, hailstorms, droughts, explosions, severe winter weather, fires, war, acts of terrorism, nuclear accidents, political instability, and other natural or man-made disasters, including a global or other wide-impact pandemic or a significant cyber-attack. The incidence and severity of catastrophes are inherently unpredictable and our losses from catastrophes could be substantial. In addition, climate change and resulting changes in global temperatures, weather patterns, and sea levels may both increase the frequency and severity of natural catastrophes and the resulting losses in the future and impact our risk modeling assumptions. We cannot predict the impact that changing climate conditions, if any, may have on our results of operations or our financial condition. We cannot predict how legal, regulatory or social responses to concerns around global climate change and the resulting impact on various sectors of the economy may impact our business. In addition, exposure to cyber risk is increasing systematically due to greater digital dependence, which may increase possible losses due to a catastrophic cyber event. Cyber catastrophic scenarios are not bound by time or geographic limitations and cyber catastrophic perils do not have well-established definitions or fundamental physical properties. Rather, cyber risks are engineered by human actors and thus are continuously evolving, often in ways that are engineered specifically to evade established loss mitigation controls. The occurrence of claims from catastrophic events could result in substantial volatility in our results of operations or financial condition for any fiscal quarter or year. Catastrophic events are inherently unpredictable and the actual nature of such events, when they occur, could be more frequent or severe than contemplated in our pricing and risk management expectations. As a result, the occurrence of one or more catastrophic events could have an adverse effect on our results of operations and financial condition.

**If actual claims exceed our loss reserves, our financial results could be adversely affected.**

Our results of operations and financial condition depend upon our ability to accurately assess the potential losses associated with the risks that we insure and reinsure. We establish reserves for unpaid losses and loss expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred at or prior to the balance sheet date. The process of establishing reserves can be highly complex and is subject to considerable variability as it requires the use of informed estimates and judgments.

Actuarial staff in each of our segments regularly evaluates the levels of loss reserves. Such evaluations could result in future changes in estimates of losses or reinsurance recoverables and would be reflected in our results of operations in the period in which the estimates are changed. Losses and loss expenses are charged to income as incurred. During the loss settlement period, which can be many years in duration for some of our lines of business, additional facts regarding individual claims and trends often will become known, which may result in a change in overall reserves. In addition, application of statistical and actuarial methods may require the adjustment of overall reserves upward or downward from time to time.

We include in our loss reserves liabilities for latent claims, such as asbestos and environmental (A&E), which are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily-injury claims related to exposure to asbestos products and environmental hazards. At December 31, 2025, gross A&E liabilities represented approximately 1.4 percent of our gross loss reserves. The estimation of these liabilities is subject to many complex variables including: the current legal environment; specific settlements that may be used as precedents to settle future claims; assumptions regarding trends with respect to claim severity and the frequency of higher severity claims; assumptions regarding the ability to allocate liability among defendants (including bankruptcy trusts) and other insurers; the ability of a claimant to bring a claim in a state in which it has no residency or exposure; the ability of a policyholder to claim the right to non-products coverage; whether high-level excess policies have the potential to be accessed given the policyholder's claim trends and liability situation; payments to unimpaired claimants; and the potential liability of peripheral defendants. Accordingly, the ultimate settlement of losses, arising from either latent or non-latent causes, may be significantly greater or less than the loss and loss expense reserves held at the balance sheet date. In addition, the amount and timing of the settlement of our P&C liabilities are uncertain and our actual payments could be higher than contemplated in our loss reserves owing to the impacts of insurance, judicial decisions, and social inflation. If our loss reserves are determined to be inadequate, we may be required to increase loss reserves at the time of the determination and our net income and capital may be reduced.

**The effects of emerging claim and coverage issues on our business are uncertain.**

As industry practices and legislative, regulatory, judicial, social, financial, technological and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and severity of claims. For example, "reviver" legislation in certain states allows civil claims relating to molestation to be asserted against policyholders that would otherwise be barred by statutes of limitations. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after issuance.

**The failure of any of the loss limitation methods we use could have an adverse effect on our results of operations and financial condition.**

We seek to manage our loss exposure by maintaining a disciplined underwriting process throughout our insurance operations, including the use of underwriting controls and risk models. We also look to limit our loss exposure by writing a number of our insurance and reinsurance contracts on an excess of loss basis. Excess of loss insurance and reinsurance indemnifies the insured against losses in excess of a specified amount. In addition, we limit program size for each client and purchase third-party reinsurance for our own account. We also look to limit our loss by using assumed proportional reinsurance treaties, in which we seek per occurrence limitations or loss and loss expense ratio caps to limit the impact of losses ceded by the client. In proportional reinsurance, the reinsurer shares a proportional part of the premiums and losses of the reinsured. We further seek to limit our loss exposure by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a particular zone's limits.

However, there are inherent limitations in all of these tactics, and no assurance can be given against the possibility of an event or series of events that result in loss levels that have an adverse effect on our financial condition or results of operations. It is also possible that losses could manifest themselves in ways that we do not anticipate and that our risk mitigation strategies are not designed to address. Additionally, various provisions of our policies, negotiated to limit our risks, such as limitations or exclusions from coverage and choice of forum may not be enforceable in the manner we intend. As a result, one or more natural or man-made catastrophes, terrorism, or other events could result in claims that substantially exceed our expectations, which could have an adverse effect on our results of operations and financial condition.

**We may be unable to purchase reinsurance, or if we successfully purchase reinsurance, we are subject to the possibility of non-payment.**

We purchase protection from third parties, including reinsurance, to protect against catastrophes and other sources of volatility, to increase the amount of protection we can provide our clients, and as part of our overall risk management strategy. Our reinsurance business also purchases retrocessional protection, which allows a reinsurer to cede to another company all or part of the reinsurance originally assumed by the reinsurer. From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance or retrocessional reinsurance that they consider adequate for their business needs.

There is no guarantee our desired amounts of reinsurance or retrocessional reinsurance will be available in the marketplace in the future. In addition to capacity risk, the remaining capacity may not be on terms we deem appropriate or acceptable or with companies with whom we want to do business. Finally, we face some degree of counterparty risk whenever we purchase reinsurance or retrocessional reinsurance. Consequently, the insolvency of these counterparties, or the inability, or unwillingness of any of our present or future reinsurers to make timely payments to us under the terms of our reinsurance or retrocessional agreements could have an adverse effect on us. At December 31, 2025, we had $20.6 billion of reinsurance recoverables, net of reserves for uncollectible recoverables. A reinsurer's or retrocessionaire's insolvency or inability or unwillingness to make timely payments under the terms of its reinsurance agreement with us could have an adverse effect on us because we remain liable to the insured.

Certain active Chubb companies are primarily liable for A&E and other exposures they have reinsured to our inactive run-off company Century Indemnity Company (Century). At December 31, 2025, the aggregate reinsurance balances ceded by our active subsidiaries to Century were approximately $1.9 billion. Should Century's loss reserves experience adverse development in the future and should Century be placed into rehabilitation or liquidation, the reinsurance recoverables due from Century to its affiliates could be payable only after the payment in full of third-party expenses and liabilities, including administrative expenses and direct policy liabilities. Thus, the intercompany reinsurance recoverables could be at risk to the extent of the shortage of assets remaining to pay these recoverables. While we believe the intercompany reinsurance recoverables from Century are not impaired at this time, we cannot provide assurance that adverse development with respect to Century's loss reserves, if manifested, will not result in Century's rehabilitation or insolvency, which could result in our recognizing a loss. This could have an adverse effect on our results of operations and financial condition.

**Our net income and shareholders' equity may be volatile because certain products sold by our life insurance businesses expose us to future policy benefit (FPB) reserve and market risk benefits changes that are directly affected by market and other factors and assumptions.**

Our pricing, establishment of liabilities for life insurance and annuity products, including reinsurance programs, are based upon various assumptions, including equity market changes, interest rates, mortality rates, morbidity rates, and policyholder behavior. Under long-duration targeted improvements (LDTI), the accounting for our FPB reserves is also sensitive to changing interest rate conditions. We are required to update for changes in discount rates quarterly and review assumptions at least annually, which could cause volatility in our net income and shareholders' equity.

Guaranteed minimum death benefits (GMDB) and guaranteed living benefits (GLB), principally guaranteed minimum income benefits (GMIB), associated with variable annuity contracts, are collectively referred to as market risk benefits (MRB). The process of establishing MRB liabilities relies on our ability to accurately estimate insured events that have not yet occurred but that are expected to occur in future periods. Significant deviations in actual experience from assumptions used for pricing and for MRB liabilities could have an adverse effect on the profitability of our products and our business.

Under reinsurance programs covering variable annuity guarantees, we assumed the risk of GMDB and GMIB associated with variable annuity contracts. We ceased writing this business in 2007. Our net income is directly impacted by the changes in the MRB liability reflecting market conditions, policyholder behavior, and other changes in assumptions. We view our variable annuity reinsurance business as having a similar risk profile to that of catastrophe reinsurance, with the probability of long-term economic loss relatively small at the time of pricing. Adverse changes in market factors and policyholder behavior will have an impact on consolidated net income.

**Payment of obligations under surety bonds could have an adverse effect on our results of operations.**

The surety business is characterized by infrequent but potentially high severity losses. The majority of our surety obligations are intended to be performance-based guarantees. When losses occur, they may be mitigated, at times, by recovery rights to the customer's assets, contract payments, and collateral and bankruptcy recoveries. We have substantial commercial and construction surety exposure for current and prior customers. In that regard, we have exposures related to surety bonds issued on behalf of companies that have experienced or may experience deterioration in creditworthiness. If the financial condition of these companies were adversely affected by the economy or otherwise, we may experience an increase in filed claims and may incur high severity losses, which could have an adverse effect on our results of operations.

**Our exposure to various commercial and contractual counterparties, our reliance on brokers, and certain of our policies may subject us to credit risk.**

We have exposure to counterparties through a variety of commercial transactions and arrangements, including reinsurance transactions, agreements with banks, hedge funds and other investment vehicles, and derivative transactions, that expose us to credit risk in the event our counterparty fails to perform its obligations. This includes exposure to financial institutions in the form of secured and unsecured debt instruments and equity securities.

We generally pay amounts owed on claims to brokers who, in turn, remit these amounts to the insured or ceding insurer. Although the law is unsettled and depends upon the facts and circumstances of the particular case, in some jurisdictions, if a broker fails to make such a payment, we might remain liable to the insured or ceding insurer for the deficiency. Conversely, in certain jurisdictions, if a broker does not remit premiums paid for these policies over to us, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the broker. Consequently, we assume a degree of credit risk associated with a broker with whom we transact business. However, due to the unsettled and fact-specific nature of the law, we are unable to quantify our exposure to this risk.

Under the terms of certain high-deductible policies that we offer, such as workers' compensation and general liability, our customers are responsible for reimbursing us for an agreed-upon dollar amount per claim. In nearly all cases, we are required under such policies to pay covered claims first and then seek reimbursement for amounts within the applicable deductible from our customers. This obligation subjects us to credit risk from these customers. An increased inability of customers to reimburse us in this context could have an adverse effect on our financial condition and results of operations. In addition, a lack of credit available to our customers could impact our ability to collateralize this risk to our satisfaction, which in turn, could reduce the amount of high-deductible policies we could offer.

**Since we depend on a few brokers and agents for a large portion of our revenues, loss of business provided by any one of them could adversely affect us.**
We market our insurance and reinsurance worldwide, primarily through independent insurance agents, insurance and reinsurance brokers, and bancassurance relationships. Accordingly, our business is dependent on the willingness of these agents and brokers to recommend our products to their customers, and our agents and brokers may also promote and distribute the products of our competitors. Deterioration in relationships with our agent and broker distribution network or their increased promotion and distribution of our competitors' products could adversely affect our ability to sell our products. Loss of all or a substantial portion of the business provided by one or more of these agents and brokers could have an adverse effect on our business.

**Financial**

**Our investment performance may affect our financial results and our ability to conduct business.**
Our investment assets are invested by professional investment management firms under the direction of our management team in accordance with investment guidelines approved by the Board. Our investments are subject to market risks and risks inherent in individual securities. Our investment performance is highly sensitive to many factors, including interest rates, inflation, monetary and fiscal policies, and domestic and international political conditions. The volatility of our losses may force us to liquidate securities, which may cause us to incur capital losses. Realized and unrealized losses in our investment portfolio would reduce our book value, and if material, can affect our ability to conduct business.

Volatility in interest rates could impact the performance of our investment portfolio which could have an adverse effect on our investment income and operating results. We may not be able to effectively mitigate interest rate sensitivity. Our mitigation efforts include maintaining a high-quality portfolio of primarily fixed income investments with a relatively short duration to reduce the effect of interest rate changes on book value. A significant increase in interest rates would generally have an adverse effect on our book value. Our life insurance investments typically focus on longer duration bonds to better match the obligations of this business. For the life insurance business, policyholder behavior may be influenced by changing interest rate conditions and require a re-balancing of duration to effectively manage our asset/liability position.

Our fixed income portfolio is primarily invested in high quality, investment-grade securities. However, a smaller portion of the portfolio, approximately 17 percent at December 31, 2025, is invested in below investment-grade securities. These securities, which pay a higher rate of interest, also have a higher degree of credit or default risk and may also be less liquid in times of economic weakness or market disruptions. It is possible that in periods of economic weakness (such as recession), we may experience credit or default losses in our portfolio, which could adversely affect our results of operations and financial condition.

As a part of our ongoing analysis of our investment portfolio, we are required to assess current expected credit losses for our private debt held-for-investment and evaluate expected credit losses for available-for-sale securities when fair value is below amortized cost, which considers reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. This analysis requires a high degree of judgment. Financial assets with similar risk characteristics and relevant historical loss information are included in the development of an estimate of expected lifetime losses. Declines in relevant stock and other financial markets and other factors impacting the value of our investments could result in an adverse effect on our net income and other financial results.

**We may require additional capital or financing sources in the future, which may not be available or may be available only on unfavorable terms.**
Our future capital and financing requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses, as well as our investment performance and capital expenditure obligations, including with respect to acquisitions. We may need to raise additional funds through financings or access funds through existing or new credit facilities or through short-term repurchase or borrowing arrangements. We also from time to time seek to refinance debt or credit as amounts become due or commitments expire. Any equity or debt financing or refinancing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and in any case, such securities may have rights, preferences, and privileges that are senior to those of our Common Shares. Our access to funds under existing credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. If we cannot obtain adequate capital or sources of credit on favorable terms, or at all, we could be forced to use assets otherwise available for our business operations, and our business, results of operations, and financial condition could be adversely affected.

**We may be required to post additional collateral because of changes in our reinsurance liabilities to regulated insurance companies, or because of regulatory changes that affect our companies.**

If our reinsurance liabilities increase, including in our property & casualty and variable annuity reinsurance businesses, we may be required to post additional collateral for insurance company clients. In addition, regulatory changes sometimes affect our obligations to post collateral. The need to post this additional collateral, if significant enough, may require us to sell investments at a loss in order to provide securities of suitable credit quality or otherwise secure adequate capital at an unattractive cost. This could adversely impact our net income and liquidity and capital resources.

**The amount of capital that our insurance subsidiaries have and must hold to maintain their financial strength and credit ratings and meet other requirements can vary significantly from time to time and is sensitive to a number of factors, some of which are outside of our control.**

Capital requirements for our insurance subsidiaries are prescribed by the applicable insurance regulators, while rating agencies establish requirements that inform ratings for our insurance subsidiaries. Projecting surplus and the related capital requirements is complex and requires making assumptions regarding how our business will perform within the broader macroeconomic environment. Insurance regulators and rating agencies evaluate company capital through financial models that calculate minimum capitalization requirements based on risk-based capital formulas for property and casualty insurance groups and their subsidiaries. In any particular year, capital levels and risk-based capital requirements may increase or decrease depending on a variety of factors including the mix of business written by our insurance subsidiaries and correlation or diversification in the business profile, the amount of additional capital our insurance subsidiaries must hold to support business growth, the value of securities in our investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the regulatory and rating agency models used to determine our required capital.

**U.S. and global economic and financial industry events and their consequences could harm our business, our liquidity and financial condition, and our stock price.**

The consequences of adverse global or regional market and economic conditions may affect (among other aspects of our business) the demand for and claims made under our products, the ability of customers, counterparties, and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources, the availability of reinsurance protection, the risks we assume under reinsurance programs covering variable annuity guarantees, and our investment performance. Volatility in the U.S. and other securities markets may adversely affect our stock price.

**A decline in our financial strength ratings could affect our standing among distribution partners and customers and cause our premiums and earnings to decrease. A decline in our credit ratings could increase our borrowing costs and impact our ability to access capital markets.**

Ratings are an important factor in establishing the competitive position of insurance and reinsurance companies. The objective of these rating systems is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to its policyholders. A ratings downgrade could result in a substantial loss of business as insureds, ceding companies, and brokers move to other insurers and reinsurers with higher ratings. If one or more of our debt ratings were downgraded, we could also incur higher borrowing costs, and our ability to access the capital markets could be impacted. Additionally, we could be required to post collateral or be faced with the cancellation of policies and resulting premium in certain circumstances. We cannot give any assurance regarding whether or to what extent any of the rating agencies might downgrade our ratings in the future.

**Our ability to pay dividends and make payments on indebtedness may be constrained by our holding company structure.**

Chubb Limited is a holding company that owns shares of its operating insurance and reinsurance subsidiaries along with several loans receivable from affiliates. Beyond this it does not itself have any significant operations or liquid assets. Repayment of loans receivable, guarantee fees and dividends and other permitted distributions from subsidiaries are its primary sources of funds to meet ongoing cash requirements, including any future debt service payments, other expenses, repurchases of its shares, and paying dividends to our shareholders. Some of our insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. The inability of our insurance subsidiaries to pay dividends (or other intercompany amounts due, such as intercompany debt obligations) in an amount sufficient to enable us to meet our cash requirements at the holding company level could have an adverse effect on our operations and our ability to repurchase shares and pay dividends to our shareholders.

**Swiss law imposes certain restrictions on our ability to repurchase our shares.**

Swiss law imposes certain withholding tax and other restrictions on a Swiss company's ability to return earnings or capital to its shareholders, including through the repurchase of its own shares. We may only repurchase shares to the extent that sufficient freely distributable reserves are available. In addition, Swiss law requires that the total par value of Chubb's treasury shares must not be in excess of 10 percent of its total share capital, although, to the extent permitted by Swiss law, exemptions from the 10 percent limit apply for repurchased treasury shares dedicated for cancellation under our shareholder-approved capital band and for shares acquired pursuant to a shareholder-ratified repurchase program and dedicated for cancellation. As a result, in order to maintain our share repurchase program, our shareholders must either periodically approve our capital band authorizing our Board to reduce our share capital or, as necessary, ratify our share repurchase program authorizing our Board to acquire shares in excess of the 10 percent limit. If our shareholders do not approve either of the foregoing, we may be restricted or unable to return capital to shareholders through share repurchases in the future. Furthermore, our current repurchase program relies on bank counterparties for execution and Swiss tax rulings confirmed by the competent tax authority for a certain period. We can re-apply for such tax rulings in the future but cannot guarantee that they will also be granted going forward. Any future revocation, lapse, expiration, or loss of our Swiss tax rulings or the inability to conduct repurchases in accordance with these rulings could jeopardize our ability to continue repurchasing our shares.

**Our operating results and shareholders' equity may be adversely affected by currency fluctuations.**
Our reporting currency is the U.S. dollar. In general, we match assets and liabilities in local currencies. Where possible, capital levels in local currencies are limited to satisfy minimum regulatory requirements and to support local insurance operations. The principal currencies creating foreign exchange risk are the Korean won, Chinese yuan renminbi, Canadian dollar, Australian dollar, Mexican peso, Thai baht, Hong Kong dollar, Brazilian real, New Zealand dollar, and euro. At December 31, 2025, approximately 26.7 percent of our unhedged net assets were denominated in foreign currencies. We may experience losses resulting from fluctuations in the values of non-U.S. currencies, which could adversely impact our results of operations and financial condition.

**Operational**

**The regulatory and political regimes under which we operate, and their volatility, could have an adverse effect on our business.**
We may from time to time face challenges resulting from changes in applicable law and regulations in particular jurisdictions, or changes in approach to oversight of our business from insurance or other regulators.

Our insurance and reinsurance subsidiaries conduct business globally and are subject to varying degrees of supervision and regulation by the regulatory authorities under which they conduct business. The extent of regulation on our insurance business varies across the jurisdictions where we operate, but generally is governed by laws that delegate regulatory, supervisory and administrative authority to insurance departments and similar regulatory agencies. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled generally grant regulatory agencies and/or self-regulatory organizations broad rulemaking and enforcement powers, including the power to regulate the issuance, marketing, sale and distribution of our products, the manner in which we underwrite our policies, the delivery of our services, the nature or extent of disclosures that we give our customers, the compensation of our distribution partners, the manner in which we handle claims on our policies and the administration of our policies and contracts, as well as the power to limit or restrict our business for failure to comply with applicable laws and regulations. Applicable statutes, regulations and policies require, among other things, maintenance of minimum levels of statutory capital, surplus, and liquidity, various solvency standards, and periodic examinations of subsidiaries' financial condition. In some jurisdictions, laws and regulations also restrict payments of dividends and reductions of capital. Applicable statutes, regulations, and policies may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, to make certain investments, and to distribute funds. The purpose of insurance laws and regulations generally is to protect policyholders and ceding insurance companies, not our shareholders. For example, some jurisdictions have enacted various consumer protection laws that make it more burdensome for insurance companies to sell policies and interact with customers in personal lines businesses. Failure to comply with such regulations can lead to significant penalties and reputational injury.

The non-U.S. and U.S. federal and state laws and regulations that are applicable to our operations are complex and may increase the costs of regulatory compliance or subject our business to the possibility of regulatory actions or proceedings. Laws and regulations not specifically related to the insurance industry include trade sanctions that relate to certain countries, anti-money laundering laws, and anti-corruption laws. The insurance industry is also affected by political, judicial, and legal developments that may create new and expanded regulations and theories of liability. The current economic and financial climates present additional uncertainties and risks relating to increased regulation and the potential for increased involvement of the U.S. and other governments in the financial services industry.

Regulators in countries where we have operations continue to work with the International Association of Insurance Supervisors (IAIS) to consider changes to insurance company supervision, including with respect to group supervision and solvency requirements. The IAIS has developed a Common Framework for the Supervision of Internationally Active Insurance Groups

(ComFrame), which is focused on the effective group-wide supervision of international active insurance groups (IAIGs), such as Chubb. The IAIS also implements the Holistic Framework for the assessment and mitigation of systemic risk. As part of ComFrame, in December 2024, the IAIS adopted an international capital standard (ICS) for such IAIGs and concluded that the Aggregation Method developed by the U.S. provides a basis for implementation of the ICS to produce comparable outcomes. Starting in 2027, the IAIS will initiate detailed jurisdictional assessments of ICS implementation. In addition, Chubb businesses across the European Union (EU) are subject to Solvency II, a capital and risk management regime, and our Bermuda businesses are subject to an equivalent of the EU's Solvency II regime. Also applicable to Chubb businesses are the requirements of the Swiss Financial Market Supervisory Authority (FINMA) whose regulations include Swiss Solvency Tests. There are also Risk Based Capital (RBC) requirements in the U.S., which are also subject to revision in response to global developments. The impact to Chubb of these developments remains uncertain.

Furthermore, governments, regulators, investors, customers, and other stakeholders have increased their focus on climate change risk reporting. A variety of governments and regulators have adopted or are in the process of adopting climate change and greenhouse gas emissions disclosure requirements to which Chubb and certain of its individual subsidiaries are or will be subject in the future. Chubb also receives requests for information from investors, customers and other stakeholders from time to time on various aspects of its policies and strategies relating to climate change. This has resulted in expanded and increasingly complex expectations related to reporting under multiple, disparate and potentially inconsistent reporting requirements, increased due diligence, and potential requirements for the reporting of scope 3 greenhouse gas emissions. Responding to such disclosure requirements and requests involves risks and uncertainties, including dependence in part on estimates and third-party data that are outside our control.

New reporting standards, regulations and requirements with various aims and goals could expose us to legal, regulatory, investor and other stakeholder scrutiny, and customers that disagree with our actions may determine not to do business with us, all of which may adversely affect our business, reputation and results of operations.

**Evolving privacy, data security, and artificial intelligence (AI) regulations could adversely affect our business.**
We are subject to numerous U.S. federal and state laws and non-U.S. laws and regulations governing the protection of personal and confidential information of our clients and employees, including in relation to medical records, credit card data and financial information. These laws and regulations are increasing in complexity and number, change frequently, sometimes conflict, and could expose Chubb to significant monetary damages, regulatory enforcement actions, fines, litigation or claims, and criminal prosecution in one or more jurisdictions.

For example, we are subject to the New York Department of Financial Services' Cybersecurity Regulation (the NYDFS Cybersecurity Regulation) which mandates detailed cybersecurity standards and other obligations for all institutions, including insurance entities, authorized by the NYDFS to operate in New York. The NYDFS Cybersecurity Regulation has increased our compliance costs and could increase the risk of noncompliance and subject us to regulatory enforcement actions and penalties, as well as reputation risk.

Additionally, the National Association of Insurance Commissioners (NAIC) adopted an Insurance Data Security Model Law, which requires licensed insurance entities to comply with detailed information security requirements. A number of states have enacted it into law, and it is not yet known whether or not, and to what extent, additional states will enact it. Such enactments, especially if inconsistent between states or with existing laws and regulations, could raise compliance costs or increase the risk of noncompliance, with the attendant risk of being subject to regulatory enforcement actions and penalties, as well as reputational harm.

The EU General Data Protection Regulation (the GDPR) is a comprehensive regulation applying across all EU member states. All our business units (regardless of whether they are located in the EU) may be subject to the GDPR when personal data is processed in relation to the offer of goods and services to individuals within the EU. Our failure to comply with GDPR and other countries' privacy or data security-related laws, rules or regulations could result in significant penalties imposed by regulators, which could have an adverse effect on our business, financial condition, and results of operations.

Significant other comprehensive privacy laws have been enacted by other jurisdictions, most notably the California Consumer Privacy Act (CCPA), the California Privacy Rights Act (CPRA), and Brazil's Lei Geral de Protecao de Dados (LGPD), which may affect our use of data and could affect our operations and subject us to fines and actions for noncompliance. In the U.S., several other states are considering similar legislation, and there are ongoing discussions regarding a U.S. National Privacy Law. New laws similar to the GDPR and the CCPA are expected to be enacted in coming years in various countries and jurisdictions in which we operate.

Regulatory standards relating to the use of artificial intelligence (AI) are evolving in the countries where we do business, and may increase risks associated with bias, unfair discrimination, transparency, and information security. State insurance regulators in the U.S. have issued and will continue to consider regulations or guidelines on the use of external data, algorithms, and AI in insurance practices. The European Parliament and European Council have also promulgated the European Union Artificial Intelligence Act, which will regulate the use of AI within the European Union. Several nations in Asia are also considering legislation or regulatory guidance. The application of existing law and introduction of new or revised laws and regulations may require changes in our operations, increase compliance costs and reduce benefits from our adoption of artificial intelligence technologies.

**Our worldwide operations, particularly in developing nations, expose us to global geopolitical developments that could have an adverse effect on our business, liquidity, results of operations, and financial condition.**

With operations in 54 countries and territories, we provide insurance and reinsurance products and services to a diverse group of clients worldwide, including operations in various developing nations. Both current and future foreign operations could be adversely affected by unfavorable geopolitical developments, including law changes; tax changes; changes in trade policies; changes to visa or immigration policies; regulatory restrictions; government leadership changes; political events and upheaval; sociopolitical instability; and nationalization of our operations without compensation. Adverse activity in any one country could negatively impact operations, increase our loss exposure under certain of our insurance products, and could otherwise have an adverse effect on our business, liquidity, results of operations, and financial condition, depending on the magnitude of the events and our net financial exposure at that time in that country.

**A failure in our operational systems or infrastructure or those of third parties, including due to security breaches or cyber-attacks, could disrupt business, damage our reputation, and cause losses.**

Our operations rely on the secure processing, storage, and transmission of confidential and other information and assets, including in our computer systems and networks and those of third-party service providers. Our business depends on effective information security and systems and the integrity and timeliness of the data our information systems use to run our business. Our ability to adequately price products and services, to establish reserves, to provide effective, efficient and secure service to our customers, to value our investments and to timely and accurately report our financial results also depends significantly on the integrity and availability of the data we maintain, including that within our information systems, as well as data in and assets held through third-party service providers and systems. Our systems and those of our third-party service providers, have been, and will likely continue to be, targeted by or subject to viruses, malware or other malicious codes, unauthorized access, cyber-attacks, cyber frauds, ransomware or other unauthorized occurrences, on or conducted through our information systems, which jeopardize the confidentiality, integrity or availability of our information or information systems. Cybersecurity threats are rapidly evolving and those threats and the means for obtaining access to our systems are becoming increasingly sophisticated. Cybersecurity threats can originate from a wide variety of sources including terrorists, nation states, financially motivated actors, internal actors, or third parties, such as external service providers, and the techniques used change frequently or are often not recognized until after they have been launched. The rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks, which include the deployment of artificial intelligence by bad actors intent on finding and exploiting vulnerabilities, use of "deep fakes," and long-term persistent attacks. The administrative and technical controls and protective actions we have taken (including conducting due diligence security reviews and negotiating agreements with third-party service providers), which are designed to reduce the risk of cyber incidents and to protect our information technology and assets, may be insufficient to prevent cybersecurity events, which may include unauthorized access, computer viruses, malware or other malicious code or cyber-attack, ransomware, phishing scams, or similar attempts to fraudulently induce our employees, third party vendors or others to take actions that compromise our information or information systems, business compromise attacks, catastrophic events, system failures and disruptions, employee errors, negligence or malfeasance, loss of assets or data and other events that could have security consequences. As the breadth and complexity of our security infrastructure continues to grow, the risk of a cybersecurity event increases. Such an event or events may jeopardize Chubb's or its clients' or counterparties' confidential and other information processed and stored within Chubb, and transmitted through its information systems, or otherwise cause interruptions, delays, or malfunctions in Chubb's, its clients', its counterparties', or third parties' operations, or result in data loss or loss of assets that could result in significant losses, reputational damage or an adverse effect on our operations and critical business functions. Chubb may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures and to pursue recovery of lost data or assets and we may be subject to litigation costs and losses, regulatory penalties (as described above) and financial losses that are either not insured against or not fully covered by insurance maintained. In instances where we rely on third parties to perform business functions and process data on our behalf, Chubb may be exposed to additional data security risk as a result of cybersecurity events that impact the third party or others upon whom they rely.

Our ability to conduct business may be adversely affected by a disruption of the infrastructure that supports our business in the communities in which we are located, or of outsourced services or functions. This may include a disruption involving electrical, communications, transportation, or other services used by Chubb or third parties on which we rely. If a disruption occurs in one location and Chubb employees in that location are unable to conduct business, communicate with, or travel to other locations, our ability to service and interact with clients may suffer.

**We use analytical models to assist our decision-making in key areas, such as underwriting, claims, reserving, and catastrophe risks, but actual results could differ materially from the model outputs and related analyses.**
We use various modeling techniques (e.g., scenarios, predictive, stochastic and/or forecasting) and data analytics to analyze and estimate exposures, loss trends and other risks associated with our assets and liabilities. We use the modeled outputs and related analyses to assist us in decision-making (e.g., underwriting, pricing, claims, reserving, reinsurance, and catastrophe risk) and to maintain competitive advantage. The modeled outputs and related analyses are subject to various assumptions, uncertainties, model errors and the inherent limitations of any statistical analysis, including the use of historical internal and industry data. In addition, the modeled outputs and related analyses may from time to time contain inaccuracies, perhaps in material respects, including as a result of inaccurate inputs or applications thereof. Climate change may make modeled outcomes less certain or produce new, non-modeled risks. Consequently, actual results may differ materially from our modeled results. If, based upon these models or other factors, we misprice our products or underestimate the frequency or severity of loss events, or overestimate the risks we are exposed to, new business growth and retention of our existing business may be adversely affected which could have an adverse effect on our results of operations and financial condition.

**We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.**
Our success depends on our ability to retain the services of our existing key executives and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key executives or the inability to hire and retain other highly qualified personnel in the future could adversely affect our ability to conduct or grow our business. This risk may be particularly acute for us relative to some of our competitors because some of our senior executives work in countries where they are not citizens, and work permit and immigration issues could adversely affect the ability to retain or hire key persons. We do not maintain key person life insurance policies with respect to our employees.

**Operational risk from internal system and process failures, human errors and misconduct may be difficult to detect and prevent and could adversely affect our business, results of operations, and financial condition.**
Losses may result from, among other things, fraud, errors, failure to document transactions properly, failure to obtain proper internal authorization, failure to comply with underwriting or other internal guidelines, or failure to comply with regulatory requirements. It is not always possible to deter or prevent employee, agent, broker or vendor misconduct, and the precautions that we take to prevent and detect this activity may not be effective in all cases. Resultant losses could adversely affect our business, results of operations, and financial condition.

**Strategic**

**The continually changing landscape, including competition, technology and products, and existing and new market entrants could reduce our margins and adversely impact our business and results of operations.**
Insurance and reinsurance markets are highly competitive. We compete on an international and regional basis with major U.S., Bermudian, European, and other international insurers and reinsurers and with underwriting syndicates, some of which have greater financial, technological, marketing, distribution and management resources than we do. In addition, capital market participants have created alternative products that are intended to compete with reinsurance products. We also compete with new companies and existing companies that move into the insurance and reinsurance markets. If competition, or technological or other changes to the insurance markets in which we operate, limits our ability to retain existing business or write new business at adequate rates or on appropriate terms, our business and results of operations could be materially and adversely affected. Increased competition could also result in fewer submissions, lower premium rates, and less favorable policy terms and conditions, which could reduce our profit margins and adversely impact our net income and shareholders' equity.

Recent technological advancements in the insurance industry and information technology industry present new and fast-evolving competitive risks as participants seek to increase transaction speeds, lower costs, and create new opportunities. Advancements in technology are occurring in underwriting, claims, distribution, and operations at a pace that may quicken, including as companies increase use of data analytics, AI and other technology as part of their business strategy. We will be at a competitive disadvantage if our competitors are more effective than us in their utilization of technology and evolving data analytics. If we do not anticipate or keep pace with these technological and other changes impacting the insurance industry, it could adversely affect our business results of operations and financial condition.

**Insurance and reinsurance markets are historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates.**

The insurance and reinsurance markets have historically been cyclical, characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. An increase in premium levels is often offset by an increasing supply of insurance and reinsurance capacity, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms, and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance markets significantly, as could periods of economic weakness (such as recession).

**The integration of acquired companies may not be as successful as we anticipate.**

Acquisitions involve numerous operational, strategic, financial, accounting, legal, tax, and other risks, potential liabilities associated with the acquired businesses, and uncertainties related to design, operation and integration of acquired businesses' internal controls over financial reporting. Difficulties in integrating an acquired company, along with its personnel, may result in the acquired company performing differently than we expected, in operational challenges or in our failure to realize anticipated expense-related efficiencies. This may also apply to companies in which we acquire majority ownership. Our existing businesses could also be negatively impacted by acquisitions. In addition, goodwill and intangible assets recorded in connection with insurance company acquisitions may be impaired if premium growth, underwriting profitability, agency retention and policy persistency, among other factors, differ from expectations.

There is also the potential that proposed acquisitions that have been publicly announced will not be consummated, even if a definitive agreement has been signed by the parties. If an agreement is terminated before closing, the result would be that our proposed acquisition would not occur, which could, among other things, expose us to damages or liability and adversely impact our stock price and future operations.

**Our non-U.S. companies may be subject to U.S. tax which may have an adverse effect on our results of operations and shareholders' equity.**

Chubb Limited and our non-U.S. subsidiaries operate such that none of these companies should be subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding tax on some types of U.S. source investment income), because none of these companies should be treated as engaged in a trade or business within the U.S. However, because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S., we cannot be certain that the Internal Revenue Service (IRS) will not contend successfully that Chubb Limited or its non-U.S. subsidiaries are engaged in a trade or business in the U.S. If Chubb Limited or any of its non-U.S. subsidiaries were considered to be engaged in a trade or business in the U.S., such entity could be subject to U.S. corporate income and branch profits taxes on the portion of its earnings effectively connected to such U.S. business, in which case our results of operations and our shareholders' equity could be adversely affected.

**Our Bermuda operations are subject to taxation in Bermuda because of the newly effective Bermuda Corporate Income Tax Act.**

Historically, our Bermuda operations had not been subject to Bermuda income tax. However, on December 27, 2023, the Government of Bermuda enacted a 15 percent corporate income tax (Bermuda CIT) effective January 1, 2025.

The new Bermuda CIT will be a covered tax under the OECD's global minimum tax regime discussed in our Risk Factor below titled "The Organization for Economic Cooperation and Development (OECD), European Union (EU), Swiss Federal Council, and other jurisdictions have passed measures that have changed long standing tax principles that could increase our taxes." Therefore, we would expect any implementation of the OECD global minimum tax regime to count any current Bermuda CIT toward such OECD minimum tax.

**The Organization for Economic Cooperation and Development (OECD), European Union (EU), Swiss Federal Council, and other jurisdictions have passed measures that have changed long standing tax principles that could increase our taxes.**
The OECD has published a framework for taxation that in many respects is different than long standing international tax principles. This framework, along with related Administrative Guidance, is redefining what income is taxed in which country and instituted a 15 percent global minimum tax in 2024 or later years. To date, the EU and many other countries have enacted the 15 percent global minimum tax. Switzerland has enacted aspects of these rules, effective on January 1, 2025, including the income inclusion rule.

On January 15, 2025, the OECD issued Administrative Guidance that, if incorporated into law, could cause additional tax to be payable to the extent the deferred tax asset we established upon enactment of Bermuda's corporate income tax in 2023 reverses after 2026. It is uncertain at this time whether and to what extent the jurisdictions in which we operate will implement this guidance.

**Shareholders**

**There are provisions in our charter documents that may reduce the voting rights and diminish the value of our Common Shares.**
Our Articles of Association generally provide that shareholders have one vote for each Common Share held by them and are entitled to vote at all meetings of shareholders. However, the voting rights exercisable by a shareholder may be limited so that certain persons or groups are not deemed to hold 10 percent or more of the voting power conferred by our Common Shares. Moreover, these provisions could have the effect of reducing the voting power of some shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership. The Board of Directors may refuse to register holders of shares as shareholders with voting rights based on certain grounds, including if the holder would, directly or indirectly, formally, constructively or beneficially own (as described in Articles 8 and 14 of our Articles of Association) or otherwise control voting rights with respect to 10 percent or more of the registered share capital recorded in the commercial register. In addition, the Board of Directors shall reject entry of holders of registered shares as shareholders with voting rights in the share register or shall decide on their deregistration when the acquirer or shareholder upon request does not expressly state that she/he has acquired or holds the shares in her/his own name and for her/his account.

**Applicable laws may make it difficult to effect a change of control of our company.**
Before a person can acquire control of an insurance company, prior written approval must be obtained from the insurance commissioner of the U.S. state or the regulator of the applicable country where the insurer is domiciled. The regulator may consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquirer's plans for the future operations of the domestic insurer, and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, U.S. state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10 percent or more of the voting securities of the U.S. insurer. Because a person acquiring 10 percent or more of our Common Shares would indirectly control the same percentage of the stock of our insurance subsidiaries, the insurance change of control laws of various jurisdictions would likely apply to such a transaction. Although our Articles of Association may limit the voting power of any shareholder to less than 10 percent, applicable regulators may not agree that a shareholder that owned 10 percent or more of our Common Shares did not, because of the limitation on the voting power of such shares, control the applicable insurance subsidiary. Laws of other jurisdictions in which one or more of our existing companies are, or a future affiliate may be, organized or domiciled may contain similar restrictions on the acquisition of control of Chubb.

These laws may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of Chubb, including transactions that some or all of our shareholders might consider to be desirable.

**Shareholder voting requirements under Swiss law may limit our flexibility with respect to certain aspects of capital management.**
Swiss law allows our shareholders to authorize the Board of Directors to issue new shares within a pre-defined range under our capital band without further shareholder approval. Because such capital band is limited in duration, the authorization must be periodically renewed by our shareholders. Swiss law also does not provide as much flexibility as other jurisdictions in the various terms that can attach to different classes of stock and reserves for approval by shareholders many corporate actions that are not reserved for shareholders in other jurisdictions, such as approval of dividends. We cannot provide assurance that Swiss law requirements relating to our capital management will not have an adverse effect on Chubb or our shareholders.

**Chubb Limited is a Swiss company; it may be difficult to enforce judgments against it or its directors and executive officers.**
Chubb Limited is incorporated pursuant to the laws of Switzerland. In addition, certain of our directors and officers reside outside the U.S. and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the U.S. As such, it may be difficult or impossible to effect service of process within the U.S. upon those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

Chubb has been advised by its Swiss counsel that there is doubt as to whether the courts in Switzerland would enforce:
• judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws obtained in actions against it or its directors and officers, who reside outside the U.S.; or
• original actions brought in Switzerland against these persons or Chubb predicated solely upon U.S. federal securities laws.

Chubb has also been advised by its Swiss counsel that there is no treaty in effect between the U.S. and Switzerland providing for this enforcement, and there are grounds upon which Swiss courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, would not be allowed in Swiss courts as contrary to that country's public policy.

**Shareholders may be subject to Swiss withholding taxes on the payment of dividends.**
Our dividends are generally subject to a Swiss withholding tax at a rate of 35 percent; however, payment of a dividend in the form of a capital contribution reserve reduction or par value reduction is not subject to Swiss withholding tax. We have previously obtained shareholder approval for dividends to be paid in such form. It is our practice to recommend to shareholders that they annually approve the payment of dividends in such form, but we cannot assure that our shareholders will continue to approve a reduction in such form each year or that we will be able to meet the other legal requirements, or that Swiss withholding tax rules will not be changed in the future. We estimate we would be able to pay dividends in such form, and thus exempt from Swiss withholding tax, until 2032–2036. This range may vary depending upon changes in annual dividends, special dividends, share repurchases, the U.S. dollar/Swiss franc exchange rate, changes in par value or capital contribution reserves or adoption of changes or new interpretations to Swiss corporate or tax law or regulations.

**Under certain circumstances, U.S. shareholders may be subject to adverse U.S. federal income tax consequences.**
Under certain circumstances, a U.S. person who owns or is deemed to own 10 percent or more of the voting power or value of a foreign corporation that is a "controlled foreign corporation" (CFC) (a foreign corporation in which 10 percent U.S. shareholders own or are deemed to own more than 50 percent of the voting power or value of the stock of a foreign corporation or more than 25 percent of certain foreign insurance corporations) for any period during a taxable year must include in gross income for U.S. federal income tax purposes a pro rata share of the CFC's "subpart F income". We believe that because of the dispersion of our share ownership it is unlikely that any U.S. person who acquires shares of Chubb Limited directly or indirectly through one or more foreign entities should be required to include any subpart F income in income under the CFC rules of U.S. tax law.

Separately, any U.S. persons who hold shares may be subject to U.S. federal income taxation at ordinary income tax rates on their proportionate share of our Related Person Insurance Income (RPII). If the RPII of any of our non-U.S. insurance subsidiaries (each a "Non-U.S. Insurance Subsidiary") were to equal or exceed 20 percent of that company's gross insurance income in any taxable year and direct or indirect insureds (and persons related to those insureds) own directly or indirectly through foreign entities 20 percent or more of the voting power or value of Chubb Limited, then a U.S. person who owns any shares of Chubb Limited (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in his or her income for U.S. federal income tax purposes such person's pro rata share of such company's RPII for the taxable year. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. We believe that the gross RPII of each Non-U.S. Insurance Subsidiary did not in prior years of operation and is not expected in the foreseeable future to equal or exceed 20 percent of each such company's gross insurance income. Likewise, we do not expect the direct or indirect insureds of each Non-U.S. Insurance Subsidiary (and persons related to such insureds) to directly or indirectly own 20 percent or more of either the voting power or value of our shares. However, we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control. If these thresholds are met or exceeded, any U.S. person's investment in Chubb Limited could be adversely affected. In 2022, the U.S. Treasury Department and the IRS released proposed regulations that may cause more income to be treated as RPII than under current law.

A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of our insurance income is allocated to the organization. This generally would be the case if either (i) Chubb Limited is considered a CFC and the tax-exempt shareholder is a 10 percent U.S. shareholder or (ii) there is RPII, certain exceptions do not apply, and the tax-exempt organization, directly (or indirectly through foreign entities) owns any shares of Chubb Limited. Although we do not believe that any U.S. tax-exempt organization should be allocated such insurance income, we cannot be certain that this will be the case. Potential U.S. tax-exempt investors are advised to consult their tax advisors.

**U.S. persons who hold shares will be subject to adverse tax consequences if we are considered to be a Passive Foreign Investment Company (PFIC) for U.S. federal income tax purposes.**

If Chubb Limited is considered a PFIC for U.S. federal income tax purposes, a U.S. person who holds Chubb Limited shares will be subject to adverse U.S. federal income tax consequences in which case their investment could be adversely affected. In addition, if Chubb Limited were considered a PFIC, upon the death of any U.S. individual owning shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the shares which might otherwise be available under U.S. federal income tax laws. We believe that we are not, have not been, and currently do not expect to become, a PFIC for U.S. federal income tax purposes. We cannot assure, however, that we will not be deemed a PFIC by the IRS. U.S. federal tax law and final and proposed regulations issued by the IRS and U.S. Treasury Department contain rules that may affect the application of the PFIC provisions to an insurance company. Shareholders are advised to consult their tax advisors.

## ITEM 1B.  Unresolved Staff Comments

There are currently no unresolved SEC staff comments regarding our periodic or current reports.

## ITEM 1C. Cybersecurity and Risk Governance

### Risk management and strategy

As detailed in our risk factors included in Item 1A, Chubb recognizes the significant risks posed by cybersecurity and data protection challenges, which could adversely affect our business, financial condition, and results of operations. We have implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems, and we evaluate changes and enhancements to our technology environment as well as conduct third-party assessments to confirm that they meet our information security control requirements. Our cybersecurity program and control environment incorporate appropriate industry standards and best practices, such as the National Institute of Standards and Technology Cyber Security Framework (NIST CSF), and are designed to comply with numerous U.S. federal and state and international laws, rules, and regulations governing the protection of personal and confidential information of our clients and employees. We use various tools and methods to assess, identify, and manage cybersecurity risk that are tested regularly, including the following:

*Technological Tools*

Chubb uses information security tools designed to protect information and systems. Our Information Security team regularly monitors these tools to discover and respond promptly to anomalous and suspicious patterns. We also participate in information sharing networks (government and private) and deploy system updates and other technologies.

*Employee Training*

We endeavor to provide all employees with data protection training. Employees involved with information protection, privacy, and other risk management specialties also engage in specialized role-based training as is practicable. We use a variety of training methods, including computer-based training, role-based training, company intranet awareness campaigns, and various simulation exercises.

*Data Protection Culture*

Chubb actively promotes a data protection culture. We maintain policies, standards, and technology designed to protect personal and corporate information. The policies and standards are developed by a multi-disciplinary team, with participation from information security and IT compliance, privacy, IT legal, compliance, and business representatives.

*Risk Assessments and Operational Audit*

Our information security policies and protocols undergo regular assessments and audits, and we engage with external parties to review our protections, including benchmarking to industry standards and best practices, such as the NIST CSF. In addition, we benchmark our programs against key regulatory frameworks and conduct technical assessments of our controls, which may include penetration testing and other technical testing. These processes are integrated into our established Enterprise Risk

Management (ERM) framework, which is led by Chubb's senior management and overseen by our Board's Risk & Finance (R&F) Committee. Refer to "Enterprise Risk Management" under Item 1 for further description of our ERM function and Board oversight.

Chubb uses risk-based processes to oversee and identify cybersecurity risks associated with the use of third-party service providers and third-party hardware. These processes include contractual controls as well as risk-based diligence processes, periodic assessments, and monitoring. Chubb recognizes the growing risk associated with third-party hardware, software, and services, and we have taken steps we believe are appropriate to manage those risks. We review third-party software and hardware in our environment to understand the components used and what impact they could have on our overall cyber risk environment.

To our knowledge, and as of the filing date on this annual report, risks from cybersecurity threats, including potential risks arising from previous cybersecurity incidents, have not materially affected Chubb's business strategy, results of operations, or financial condition. For more detail regarding cybersecurity threats, see our risk factor titled "A failure in our operational systems or infrastructure or those of third parties, including due to security breaches or cyber-attacks, could disrupt business, damage our reputation, and cause losses" under Item 1A.

**Board and Management Governance**
We have cybersecurity and information technology oversight at the Board and management levels. Direct Chubb Board-level oversight is generally within the purview of two of the Board's committees: Audit and R&F Committee.

The Audit Committee is responsible for oversight of our cybersecurity program and related exposures and risks. The Audit Committee periodically reports to the full Board and consults with the R&F Committee on such matters. The Audit Committee's review and oversight generally encompasses data breach risk and impact, cyber protection and detection controls, privacy matters, third-party risks (including risks from cybersecurity threats associated with any third-party service providers), cyber trends and events, and other topics. The R&F Committee is responsible for oversight of risk generally and identifying significant risks, which may include risks relating to cybersecurity and privacy, business continuity risk (including the resilience of IT operations and physical infrastructure) and cyber underwriting risk. The oversight responsibilities of the Audit and R&F Committees with respect to cybersecurity and information technology risks are each set forth in their respective charters. Members of management, including our Chief Information Security Officer (CISO) and Global Chief Technology Officer (CTO), regularly provide updates to these committees in person and through written reports. The Audit and R&F Committees also conduct a joint meeting on ERM matters, which includes coverage of strategic risk priorities, including cybersecurity, as well as Chubb's actions and mitigation efforts in response to such risks.

The management-level responsibility for assessing and managing cybersecurity risk is led by our CISO and CTO. Prior to joining Chubb in 2015, our CISO was Director of the threat analytics platform for a major cybersecurity incident detection and response company. Prior to that, our CISO was an executive leader within the information security practice and a technical architect with two global accounting firms. Our CTO has extensive experience as a chief technology officer in digital-first environments and was previously the chief technology officer of a large global bank, responsible for the bank's core infrastructure, end-user technology, production support, group architecture, cloud technology, and software license management. Our CTO holds a master's degree in geographical information systems and a bachelor's degree in artificial intelligence and computer science. Chubb management also benefits from the advice provided by a Cyber Advisory Board of external experts. The members of the Cyber Advisory Board have extensive experience and deep expertise on cybersecurity matters, several having served in senior government positions with executive responsibility for identifying and mitigating cyber threats across the globe.

Chubb management continues to prioritize investments in cybersecurity to protect the confidentiality, integrity, and availability of our data. In accordance with our cybersecurity risk assessment processes, we have deployed a set of cybersecurity controls to protect Chubb. We also maintain a data security incident response plan, applied at an enterprise level, to facilitate our ability to rapidly detect and address data security incidents with the goals of: (i) minimizing risk to data and systems; (ii) quickly recovering and resuming operations; (iii) where applicable, providing timely notice of an incident to regulators and providing timely notice and remediation services to affected individuals; (iv) minimizing potential brand damage; (v) managing litigation, investigations, and disputes that may arise in the aftermath of an incident; and (vi) identifying opportunities to enhance Chubb's data security approach. Consistent with our incident response plan, the CISO informs the Chief Privacy Officer, who is a member of our legal team, and they notify other members of management of significant cybersecurity incidents and provide them with regular updates on the status of such incidents, including mitigation, remediation, and steps to avoid recurrence.

**ITEM 2.  Properties**

We maintain office facilities around the world including in North America, China, Europe (including our principal executive offices in Switzerland), Bermuda, Latin America, Asia Pacific, and Japan. Most of our office facilities are leased, although we own major facilities in Hamilton, Bermuda; Seoul, South Korea; Beijing and Shanghai, China; and in the U.S., including in Philadelphia, Pennsylvania; Wilmington, Delaware; and Simsbury, Connecticut. As of the date of this filing, our Philadelphia, Pennsylvania and Wilmington, Delaware office properties are being marketed for sale, with the transactions expected to close shortly after the date of this filing. Following these transactions, we expect to relocate operations in Philadelphia to a new leased office within the same city and consolidate Wilmington operations into this facility. Management considers its office facilities suitable and adequate for the current level of operations.

**ITEM 3.  Legal Proceedings**

The information required with respect to Item 3 is included in Note 14 j) to the Consolidated Financial Statements, under Item 8, which is hereby incorporated herein by reference.

**ITEM 4.  Mine Safety Disclosures**

Item not applicable.

### ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Common Shares have been listed on the New York Stock Exchange (NYSE: CB) since March 25, 1993, with a current par value of CHF 0.50 per share.

We have paid dividends each quarter since we became a public company in 1993. In 2025 and 2024, our annual dividends were paid by way of a distribution from capital contribution reserves (Additional paid-in capital) through the transfer of dividends from Additional paid-in capital to Retained earnings (free reserves) as approved by our shareholders.

Chubb Limited is a holding company whose principal sources of income are dividends and interest income from its operating subsidiaries. The ability of the operating subsidiaries to pay dividends to us and our ability to pay dividends to our shareholders are each subject to legal and regulatory restrictions. The recommendation and payment of future dividends will be based on the determination of the Board of Directors (Board) and will be dependent upon shareholder approval, profits and financial requirements of Chubb and other factors, including legal restrictions on the payment of dividends and other such factors as the Board deems relevant. Refer to Part I, Item 1A and Part II, Item 7 for additional information.

The number of record holders of Common Shares as of February 20, 2026, was 6,265. This is not the actual number of beneficial owners of Chubb's Common Shares since most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own names.

Refer to Part III, Item 12 for information relating to compensation plans under which equity securities are authorized for issuance.

**Issuer's Repurchases of Equity Securities for the Three Months Ended December 31, 2025**

| Period | Total Number of Shares Purchased [1] | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plan [2] | Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan [3] |
|---|---|---|---|---|
| October 1 through October 31 | 1,542,738 | $ 272.04 | 1,540,000 | $ 3.35 billion |
| November 1 through November 30 | 1,201,994 | $ 282.08 | 1,200,831 | $ 3.00 billion |
| December 1 through December 31 | 1,126,112 | $ 298.89 | 1,123,919 | $ 2.66 billion |
| Total | 3,870,844 | $ 282.97 | 3,864,750 | |

[1] This column represents open market share repurchases and the surrender to Chubb of Common Shares to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees and to cover the cost of the exercise of options by employees through stock swaps.

[2] The aggregate value of shares purchased in the three months ended December 31, 2025, as part of the publicly announced plan was $1.1 billion. Refer to Note 15 to the Consolidated Financial Statements for more information on the Chubb Limited securities repurchase authorizations.

[3] For the period January 1, 2026, through February 26, 2026, we repurchased 1,716,988 Common Shares for a total of $551 million in a series of open market transactions. As of February 26, 2026, $2.11 billion in share repurchase authorization remained.

**Performance Graph**

Set forth below is a line graph comparing the dollar change in the cumulative total shareholder return on Chubb's Common Shares from December 31, 2020, through December 31, 2025, as compared to the cumulative total return of the Standard & Poor's 500 Stock Index and the cumulative total return of the Standard & Poor's Property-Casualty Insurance Index. The cumulative total shareholder return is a concept used to compare the performance of a company's stock over time and is the ratio of the stock price change plus the cumulative amount of dividends over the specified time period (assuming dividend reinvestment), to the stock price at the beginning of the time period. The chart depicts the value on December 31, 2021, 2022, 2023, 2024, and 2025, of a $100 investment made on December 31, 2020, with all dividends reinvested.



|  | 12/31/2020 | 12/31/2021 | 12/31/2022 | 12/31/2023 | 12/31/2024 | 12/31/2025 |
|---|---|---|---|---|---|---|
| Chubb Limited | $100 | $128 | $148 | $155 | $191 | $219 |
| S&P 500 Index | $100 | $129 | $105 | $133 | $166 | $196 |
| S&P 500 P&C Index | $100 | $119 | $142 | $157 | $213 | $234 |

## ITEM 6.  [Reserved]

Item not applicable.

**ITEM 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2025 and 2024, and comparisons between 2025 and 2024. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes, under Item 8 of this Form 10-K. Comparisons between 2024 and 2023 have been omitted from this Form 10-K, but can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Form 10-K for the year ended December 31, 2024.

All comparisons in this discussion are to the prior year unless otherwise indicated. All dollar amounts are rounded. However, percent changes and ratios are calculated using whole dollars. Accordingly, calculations using rounded dollars may differ.

## Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks, uncertainties, and other factors that could, should potential events occur, cause actual results to differ materially from such statements. These risks, uncertainties, and other factors, which are described in more detail elsewhere herein and in other documents we file with the SEC, include but are not limited to:

- actual amount of new and renewal business, premium rates, underwriting margins, market acceptance of our products, and risks associated with the introduction of new products and services and entering new markets; the competitive environment in which we operate, including trends in pricing or in policy terms and conditions, which may differ from our projections, and changes in market conditions that could render our business strategies ineffective or obsolete;

- losses arising out of natural or man-made catastrophes; actual loss experience from insured or reinsured events and the timing of claim payments; the uncertainties of the loss-reserving and claims-settlement processes, including the difficulties associated with assessing environmental damage and asbestos-related latent injuries, the impact of aggregate-policy-coverage limits, the impact of bankruptcy protection sought by various asbestos producers and other related businesses, and the timing of loss payments;

- changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers; material differences between actual and expected assessments for guaranty funds and mandatory pooling arrangements; the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance;

- uncertainties relating to governmental, legislative and regulatory policies, developments, actions, investigations, and treaties; judicial decisions and rulings, new theories of liability, legal tactics, and settlement terms; the effects of data privacy or cyber laws or regulation; global political conditions and possible business disruption or economic contraction that may result from such events;

- the impact of changes in tax laws, guidance and interpretations, such as the implementation of the Organization for Economic Cooperation and Development international tax framework, or the increasing number of challenges from tax authorities in the current global tax environment;

- severity of pandemics and related risks, and their effects on our business operations and claims activity, and any adverse impact to our insureds, brokers, agents, and employees; actual claims may exceed our best estimate of ultimate insurance losses incurred which could change including as a result of, among other things, the impact of legislative or regulatory actions taken in response to a pandemic;

- developments in global financial markets, including changes in interest rates, stock markets, and other financial markets; increased government involvement or intervention in the financial services industry; the cost and availability of financing, and foreign currency exchange rate fluctuations; changing rates of inflation; and other general economic and business conditions, including the depth and duration of potential recession;

- the availability of borrowings and letters of credit under our credit facilities; the adequacy of collateral supporting funded high deductible programs; and the amount of dividends received from subsidiaries;

- changes to our assessment as to whether it is more likely than not that we will be required to sell, or have the intent to sell, available-for-sale fixed maturity investments before their anticipated recovery;

- actions that rating agencies may take from time to time, such as financial strength or credit ratings downgrades or placing these ratings on credit watch negative or the equivalent;

- the effects of public company bankruptcies and accounting restatements, as well as disclosures by and investigations of public companies relating to possible accounting irregularities, and other corporate governance issues;

- acquisitions made performing differently than expected, our failure to realize anticipated expense-related efficiencies or growth from acquisitions, the impact of acquisitions on our pre-existing organization;

- risks associated with being a Swiss corporation, including reduced flexibility with respect to certain aspects of capital management and the potential for additional regulatory burdens; share repurchase plans and share cancellations;

- loss of the services of any of our executive officers without suitable replacements being recruited in a reasonable time frame;

- the ability of our technology resources, including information systems and security, to perform as anticipated such as with respect to preventing material information technology failures or third-party infiltrations or hacking resulting in consequences adverse to Chubb or its customers or partners; the ability of our company to increase use of data analytics and technology as part of our business strategy and adapt to new technologies; and

- management's response to these factors and actual events (including, but not limited to, those described above).

*The words "believe," "anticipate," "estimate," "project," "should," "plan," "expect," "intend," "hope," "feel," "foresee," "will likely result," "will continue," and variations thereof and similar expressions, identify forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates such statements were made. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future events, or otherwise.*

## Critical Accounting Estimates

Our Consolidated Financial Statements include amounts that, either by their nature or due to requirements of generally accepted accounting principles in the U.S. (U.S. GAAP), are determined using best estimates and assumptions. While we believe that the amounts included in our Consolidated Financial Statements reflect our best judgment, actual amounts could ultimately materially differ from those currently presented. We believe the items that require the most subjective and complex estimates are:

- unpaid loss and loss expense reserves, including long-tail asbestos and environmental (A&E) reserves and non-A&E casualty exposures;
- future policy benefits reserves;
- the valuation of value of business acquired (VOBA);
- the assessment of risk transfer for certain structured insurance and reinsurance contracts;
- reinsurance recoverable, including a valuation allowance for uncollectible reinsurance;
- the valuation of our investment portfolio and assessment of valuation allowance for expected credit losses;
- the valuation of deferred income taxes; and
- the assessment of goodwill for impairment.

We believe our accounting policies for these items are of critical importance to our Consolidated Financial Statements. The following discussion provides more information regarding the estimates and assumptions required to arrive at these amounts and should be read in conjunction with the sections entitled: Prior Period Development, Asbestos and Environmental (A&E), Reinsurance Recoverable on Ceded Reinsurance, and Investments, under item 8 and Net Realized and Unrealized Gains (Losses), under item 7.

## Unpaid losses and loss expenses

As an insurance and reinsurance company, we are required by applicable laws and regulations and U.S. GAAP to establish loss and loss expense reserves for the estimated unpaid portion of the ultimate liability for losses and loss expenses under the terms of our policies and agreements with our insured and reinsured customers. With the exception of certain structured settlements, for which the timing and amount of future claim payments are reliably determinable, and certain reserves for unsettled claims, our loss reserves are not discounted for the time value of money. The net undiscounted reserves related to structured settlements and certain reserves for unsettled claims are immaterial.

The following table presents a roll-forward of our unpaid losses and loss expenses:

| (in millions of U.S. dollars) | December 31, 2025 | | | December 31, 2024 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Gross Losses | Reinsurance Recoverable [1] | Net Losses | Gross Losses | Reinsurance Recoverable [1] | Net Losses |
| Balance, beginning of year | $ 84,004 | $ 17,734 | $ 66,270 | $ 80,122 | $ 17,884 | $ 62,238 |
| Losses and loss expenses incurred | 33,310 | 6,610 | 26,700 | 32,534 | 6,512 | 26,022 |
| Losses and loss expenses paid | (30,575) | (6,282) | (24,293) | (27,970) | (6,467) | (21,503) |
| Other (including foreign exchange translation) | 1,279 | 284 | 995 | (682) | (195) | (487) |
| Balance, end of year | $ 88,018 | $ 18,346 | $ 69,672 | $ 84,004 | $ 17,734 | $ 66,270 |

[1] Net of valuation allowance for uncollectible reinsurance.

The estimate of the liabilities includes provisions for claims that have been reported but are unpaid at the balance sheet date (case reserves) and for obligations on claims that have been incurred but not reported (IBNR) at the balance sheet date. IBNR may also include provisions to account for the possibility that reported claims may settle for amounts that differ from the established case reserves. Loss reserves also include an estimate of expenses associated with processing and settling unpaid claims (loss expenses). Our loss reserves comprise approximately 76 percent casualty-related business, which typically encompasses long-tail risks, and other risks where a high degree of judgment is required.

The process of establishing loss reserves for property and casualty claims can be complex and is subject to considerable uncertainty as it requires the use of informed estimates and judgments based on circumstances underlying the insured losses known at the date of accrual. For example, the reserves established for high excess casualty claims, asbestos and environmental claims, claims from major catastrophic events, or for our various product lines each require different assumptions and judgments to be made. The effects of inflation create additional uncertainty, while climate change could, over time, add new uncertainties to the loss reserving process.

Necessary judgments are based on numerous factors and may be revised as additional experience and other data become available and are reviewed, as new or improved methods are developed, or as laws change. Hence, ultimate loss payments may differ from the estimate of the ultimate liabilities made at the balance sheet date. Changes to our previous estimates of prior period loss reserves impact the reported calendar year underwriting results adversely if our estimates increase or favorably if our estimates decrease. The potential for variation in loss reserve estimates is impacted by numerous factors. Reserve estimates for casualty lines are particularly uncertain given the lengthy reporting patterns and corresponding need for IBNR.

Case reserves for those claims reported by insureds or ceding companies to us prior to the balance sheet date and where we have sufficient information are determined by our claims personnel as appropriate based on the circumstances of the claim(s), standard claim handling practices, and professional judgment. Furthermore, for our Brandywine run-off operations and our assumed reinsurance operation, Global Reinsurance, we may adjust the case reserves as notified by the ceding company if the judgment of our respective claims department differs from that of the cedant.

With respect to IBNR reserves and those claims that have been incurred but not reported prior to the balance sheet date, there is, by definition, limited actual information to form the case reserve estimate and reliance is placed upon historical loss experience and actuarial methods to estimate the ultimate loss obligations and the corresponding amount of IBNR. IBNR reserve estimates are generally calculated by first projecting the ultimate amount of losses for a product line and subtracting paid losses and case reserves for reported claims. The judgments involved in projecting the ultimate losses may pertain to the use and interpretation of various standard actuarial reserving methods that place reliance on the extrapolation of actual historical data, loss development patterns, industry data, and other benchmarks, as appropriate. The estimate of the required IBNR reserve also requires judgment by actuaries and management to reflect the impact of more contemporary and subjective factors, both qualitative and quantitative. Among some of these factors that might be considered are changes in business mix or volume, changes in ceded reinsurance structures, changes in claims handling practices, reported and projected loss trends, inflation, the legal environment, and the terms and conditions of the contracts sold to our insured parties.

*Determining management's best estimate*
Our recorded reserves represent management's best estimate of the provision for unpaid claims as of the balance sheet date, and establishing them involves a process that includes collaboration with various relevant parties in the company. For information on our reserving process, refer to Note 8 to the Consolidated Financial Statements.

*Sensitivity to underlying assumptions*
While we believe that our reserve for unpaid losses and loss expenses at December 31, 2025, is adequate, new information or emerging trends that differ from our assumptions may lead to future development of losses and loss expenses that is significantly greater or less than the recorded reserve, which could have a material effect on future operating results. As noted previously, our best estimate of required loss reserves for most portfolios is judgmentally selected for each origin year after considering the results from a number of reserving methods and is not a purely mechanical process. Therefore, it is difficult to convey, in a simple and quantitative manner, the impact that a change to a single assumption will have on our best estimate. In the examples below, we attempt to give an indication of the potential impact by isolating a single change for a specific reserving method that would be pertinent in establishing the best estimate for the product line described. We consider each of the following sensitivity analyses to represent a reasonably likely deviation in the underlying assumption.

*North America Commercial P&C Insurance - Workers' Compensation*
Given the long reporting and paid development patterns for workers' compensation business, the development factors used to project actual current losses to ultimate losses for our current exposure require considerable judgment that could be material to consolidated loss and loss expense reserves. Specifically, adjusting ground up ultimate losses by a one percentage point change in the tail factor (i.e., 1.04 changed to either 1.05 or 1.03) would cause a change of approximately $1.1 billion, either positive or negative, for the projected net loss and loss expense reserves. This represents an impact of about 11.1 percent relative to recorded net loss and loss expense reserves of approximately $10.0 billion.

*North America Commercial P&C Insurance – Liability*
As is the case for Workers' Compensation above, given the long reporting and paid development patterns, the development factors used to project actual current losses to ultimate losses for our current exposure require considerable judgment that could

be material to consolidated loss and loss expense reserves. Specifically, for our main U.S. Excess/Umbrella portfolios, a five percentage point change in the tail factor (e.g., 1.10 changed to either 1.15 or 1.05) would cause a change of approximately $0.9 billion, either positive or negative, for the projected net loss and loss expense reserves. This represents an impact of about 18 percent relative to recorded net loss and loss expense reserves of approximately $4.9 billion for these portfolios.

The reserve portfolio for our Chubb Bermuda operations contains exposure to high excess liability, D&O and other professional liability coverage (typically with attachment points in excess of $100 million and gross limits of up to $150 million). Due to the layer of exposure covered, the expected frequency for this book is very low. As a result of the low frequency/high severity nature of the book, a small difference in the actual vs. expected claim frequency, either positive or negative, could result in a material change to the projected ultimate loss if such change in claim frequency was related to a policy where significant limits were deployed.

*North America Personal P&C Insurance*
Due to the relatively short-tailed nature of many of the coverages involved (e.g., homeowners property damage), most of the incurred losses in Personal Lines are resolved within a few years of occurrence. As shown in our loss triangle disclosure, the vast majority (over 90 percent) of Personal Lines net ultimate losses and allocated loss adjustment expenses are typically paid within five years of the accident date and almost 80 percent within two years. Even though there are significant reserves associated with some liability exposures such as personal excess/umbrella liability, our incurred loss triangle also shows a roughly consistent pattern of only relatively minor movements in incurred estimates over time by accident year especially after twenty-four months of maturity. While the liability exposures are subject to additional uncertainties from more protracted resolution times, the main drivers of volatility in the Personal Lines business are relatively short-term in nature and relate to things like natural catastrophes, non-catastrophe weather events, man-made risks, and individual large loss volatility from other fortuitous claim events.

*North America Agricultural Insurance*
Approximately 70 percent of the reserves for this segment are from the crop related lines, which all have short payout patterns, with the majority of the liabilities expected to be resolved in the ensuing twelve months. Claim reserves for our Multiple Peril Crop Insurance (MPCI) product are set on a case-by-case basis and our aggregate exposure is subject to state level risk sharing formulae as well as third-party reinsurance. The majority of the development risk arises out of the accuracy of case reserve estimates and the time needed for final crop conditions to be assessed. We do not view our Agriculture reserves as substantially influenced by the general assumptions and risks underlying more typical P&C reserve estimates.

*Overseas General Insurance*
Certain long-tail lines, such as casualty and financial lines, are particularly susceptible to changes in loss trend and claim inflation. Heightened perceptions of tort and settlement awards around the world can increase the demand for these products as well as contributing to the uncertainty in the reserving estimates. Our reserving methods rely on loss development patterns estimated from historical data and while we attempt to adjust such factors for known changes in the current tort environment, it is possible that such factors may not entirely reflect all recent trends in tort environments. For example, when applying the reported loss development method, the lengthening of our selected loss development patterns by six months would increase reserve estimates on long-tail casualty and financial lines for accident years 2023 and prior by approximately $540 million. This represents an impact of 9.7 percent relative to recorded net loss and loss expense reserves of approximately $5.6 billion.

*Global Reinsurance*
At December 31, 2025, net unpaid losses and loss expenses for the Global Reinsurance segment aggregated to $1.9 billion, consisting of $729 million of case reserves and $1,181 million of IBNR. In comparison, at December 31, 2024, net unpaid losses and loss expenses for the Global Reinsurance segment aggregated to $1.9 billion, consisting of $756 million of case reserves and $1,112 million of IBNR.

For our catastrophe business, we principally estimate unpaid losses and loss expenses on an event basis by considering various sources of information, including specific loss estimates reported by our cedants, ceding company and overall industry loss estimates reported by our brokers, and our internal data regarding reinsured exposures related to the geographical location of the event. Our internal data analysis enables us to establish catastrophe reserves for known events with more certainty at an earlier date than would be the case if we solely relied on reports from third parties to determine carried reserves.

For our casualty reinsurance business, we generally rely on ceding companies to report claims and then use that data as a key input to estimate unpaid losses and loss expenses. Due to the reliance on claims information reported by ceding companies, as well as other factors, the estimation of unpaid losses and loss expenses for assumed reinsurance includes certain risks and uncertainties that are unique relative to our direct insurance business. These include, but are not necessarily limited to, the following:

- The reported claims information could be inaccurate;

- Typically, a lag exists between the reporting of a loss event to a ceding company and its reporting to us as a reinsurance claim. The use of a broker to transmit financial information from a ceding company to us increases the reporting lag. Because most of our reinsurance business is produced by brokers, ceding companies generally first submit claim and other financial information to brokers, who then report the proportionate share of such information to each reinsurer of a particular treaty. The reporting lag generally results in a longer period of time between the date a claim is incurred and the date a claim is reported compared with direct insurance operations. Therefore, the risk of delayed recognition of loss reserve development is higher for assumed reinsurance than for direct insurance lines; and

- The historical claims data for a particular reinsurance contract can be limited relative to our insurance business in that there may be less historical information available. Further, for certain coverages or products, such as excess of loss contracts, there may be relatively few expected claims in a particular year so the actual number of claims may be susceptible to significant variability. In such cases, the actuary often relies on industry data from several recognized sources.

We mitigate the above risks in several ways. In addition to routine analytical reviews of ceding company reports to ensure reported claims information appears reasonable, we perform regular underwriting and claims audits of ceding companies to ensure reported claims information is accurate, complete, and timely. As appropriate, audit findings are used to adjust claims in the reserving process. We also use our knowledge of the historical development of losses from individual ceding companies to adjust the level of adequacy we believe exists in the reported ceded losses. If pricing a renewal contract, we compare data in the renewal submission to our financial data and investigate any discrepancies.

On occasion, there will be differences between our carried loss reserves and unearned premium reserves and the amount of loss reserves and unearned premium reserves reported by the ceding companies. This is due to the fact that we receive consistent and timely information from ceding companies only with respect to case reserves. For IBNR, we use historical experience and other statistical information, depending on the type of business, to estimate the ultimate loss. We estimate our unearned premium reserve by applying estimated earning patterns to net premiums written for each treaty based upon that treaty's coverage basis (i.e., risks attaching or losses occurring). At December 31, 2025, the case reserves, net of retrocessions, reported to us by our ceding companies approximated our recorded case reserves. Our policy is to post additional case reserves in addition to the amounts reported by our cedants when our evaluation of the ultimate value of a reported claim is different than the evaluation of that claim by our cedant.

Typically, there is inherent uncertainty around the length of paid and reported development patterns, especially for certain casualty lines such as excess workers' compensation or general liability, which may take decades to fully develop. This uncertainty is accentuated by the need to supplement client development patterns with industry development patterns due to the sometimes low statistical credibility of the data. The underlying source and selection of the final development patterns can thus have a significant impact on the selected ultimate net losses and loss expenses. For example, a 20 percent shortening or lengthening of the development patterns used for U.S. long-tail lines would cause the loss reserve estimate derived by the reported Bornhuetter-Ferguson method for these lines to change by approximately $224 million. This represents an impact of 22 percent relative to recorded net loss and loss expense reserves of approximately $1,040 million.

*Corporate*

Within Corporate, we have exposure to certain liability insurance and reinsurance lines that have been in run-off, generally, since 1994. Unpaid losses and loss expenses relating to this run-off business reside within the Brandywine Division. Most of the remaining unpaid loss and loss expense reserves for the run-off business relate to A&E as well as molestation claims.

The A&E liabilities principally relate to claims arising from bodily-injury claims related to asbestos products and remediation costs associated with hazardous waste sites. The estimation of our A&E liabilities is particularly sensitive to future changes in the legal, social, and economic environment. We have not assumed any such future changes in setting the value of our A&E liabilities, which include provisions for both reported and IBNR claims.

There are many complex variables that we consider when estimating the reserves for our inventory of asbestos accounts and these variables may directly impact the predicted outcome. We believe the most significant variables relating to our asbestos liabilities include the current legal environment; specific settlements that may be used as precedents to settle future claims; assumptions regarding trends with respect to claim severity and the frequency of higher severity claims; assumptions regarding the ability to allocate liability among defendants (including bankruptcy trusts) and other insurers; the ability of a claimant to bring a claim in a state in which they have no residency or exposure; the ability of a policyholder to claim the right to unaggregated coverage; whether high-level excess policies have the potential to be accessed given the policyholder's claim trends and liability situation; payments to unimpaired claimants; and the potential liability of peripheral defendants. Based on the policies, the facts, the law, and a careful analysis of the impact that these factors will likely have on any given account, we estimate the potential liability for indemnity, policyholder defense costs, and coverage litigation expense.

The results in asbestos cases announced by other carriers or defendants may well have little or no relevance to us because coverage exposures are highly dependent upon the specific facts of individual coverage and resolution status of disputes among carriers, policyholders, and claimants.

Chubb's exposure to molestation claims principally arises out of liabilities acquired when it purchased CIGNA's P&C business in 1999 and Chubb Corp in 2016. The vast majority of the current liability relates to exposure from recently enacted "reviver" legislation in certain states that allow civil claims relating to molestation to be asserted against policyholders that would otherwise be barred by statutes of limitations.

For additional information refer to the "Asbestos and Environmental (A&E)" section and to Note 8 to the Consolidated Financial Statements.

**Future policy benefits**
Chubb issues contracts that are classified as long-duration, which generally cover accident and supplemental health (A&H) products; term, credit, and whole life products (both participating and non-participating); endowment products; and annuities. Accordingly, Chubb establishes a liability for future policy benefits (FPBL) which comprises the present value of estimated future policy benefits to be paid along with certain related expenses, less the present value of estimated future net premiums to be collected. For traditional and limited-payment life insurance contracts, the FPBL is established using a net premium valuation methodology, such that expected policyholder benefit payments are accrued in proportion to premium revenue recognized. Under the net premium methodology, a net premium ratio (NPR) is calculated which requires assumptions on the future cash flow impact of numerous factors including mortality, morbidity, persistency, policyholder behavior, discount rates, and unpaid loss adjustment expenses. We have elected to use unpaid loss adjustment expense assumptions that are locked in at contract inception and are not subsequently reviewed or updated. Except for these expenses, assumptions are regularly reviewed.

*Determining management's best estimates*
For traditional and limited-payment long-duration contracts, actuarial assumptions on mortality, morbidity, persistency, and policyholder behavior represent management's long-term best estimates. These best estimate assumptions are generally based on our experience, industry experience, or other factors if there is not sufficient credibility. In establishing best estimate assumptions, we take into consideration the prospective impact of experience deterioration, product changes, distribution changes, and other relevant environmental changes which could result in differences from historically observed experience. Generally, we do not expect trends to change significantly in the short term and, to the extent trends may change, we expect the change to be gradual over the long term. Best estimate assumptions are reviewed and updated at least annually, and may be updated in interim periods if we observe a material change indicative of a long-term trend. Changes to best estimate assumptions impact expected future cash flows and result in a remeasurement of the FPBL. The FPBL is also remeasured to account for differences between expected and actual experience on mortality, morbidity, and persistency. All such remeasurements are reflected in Policy benefits in the Consolidated statements of operations in the period in which best estimate assumptions were updated.

The discount rates used to calculate the net premium ratio are locked in at policy inception, and serve as the basis to recognize interest expense for the life of the policy. Discount rates used to measure the carrying value of the FPBL are updated quarterly, and the differences between the liability balances calculated using the locked-in discount rates and the updated discount rates are recognized in Other comprehensive income (OCI). The discount rate methodology is designed to prioritize observable inputs based on market data available in the local debt markets where the respective policies were issued in the currency in which the policies are denominated. For the discount rates applicable to tenors for which the single-A debt market is not liquid or there is little or no observable market data, we use various estimation techniques, which include, but are not limited to: (i) for tenors where there is less observable market data and/or the observable market data is available for similar instruments, estimating tenor-specific single-A credit spreads and applying them to risk-free government rates; (ii) for tenors where there is very limited or no observable single-A or similar market data, interpolation and extrapolation techniques.

*Deferred profit liabilities*
Reserves for limited-payment contracts, under which benefits extend beyond the period of premium collection, also include a deferred profit liability (DPL) that represents gross premiums received in excess of expected net premiums. The amortization of DPL is included in Policy benefits on the Consolidated statements of operations, and is in relation to either the discounted amount of insurance in force for life insurance, or expected benefit payments for annuity contracts. The DPL is subject to the same best estimate assumptions used to determine future policy benefits reserves, however, there is no remeasurement of the DPL using then-current discount rates.

*Sensitivities to underlying assumptions*
While we believe that our future policy benefits reserves of $18.4 billion are appropriate at December 31, 2025, new information or emerging trends that impact best estimate assumptions may have a material effect on the FPBL and future operating results.

In the table below, we give an indication of the potential impact on operating results from a hypothetical change in a single assumption; we do not consider a simultaneous change in a combination of assumptions. Additionally, the table assumes a parallel global shift in best estimate assumptions; however, these may be non-parallel in practice. While we consider each of the following assumption changes to represent a reasonably likely deviation, actual development may be materially different. Further, changes in best estimate assumptions could result in impacts to the Consolidated Financial Statements that are in excess of the amounts illustrated.

The following table shows the increase or (decrease) of the FPBL as a result of changes in various best estimate assumptions:

| **Liability for Future Policy Benefits** | | | | | | Life Insurance |
|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | Term Life | Whole Life | A&H | Other | Total |
| **Discount rate** | | | | | | |
| +100 basis points | (increase)/decrease in OCI | $ (39) | $ (2,336) | $ (322) | $ (152) | $ (2,849) |
| - 100 basis points | (increase)/decrease in OCI | 39 | 2,336 | 322 | 152 | 2,849 |
| **Mortality** | | | | | | |
| +10% | (increase)/decrease in net income | 29 | 60 | (1) | — | 88 |
| - 10% | (increase)/decrease in net income | (26) | (64) | 1 | — | (89) |
| **Morbidity** | | | | | | |
| +10% | (increase)/decrease in net income | 3 | 43 | 304 | — | 350 |
| - 10% | (increase)/decrease in net income | (3) | (43) | (287) | — | (333) |
| **Persistency** | | | | | | |
| +10% | (increase)/decrease in net income | (7) | (7) | (27) | (1) | (42) |
| - 10% | (increase)/decrease in net income | 6 | 6 | 27 | 2 | 41 |

**Valuation of value of business acquired (VOBA) and amortization of VOBA**
As part of the acquisition of businesses that sell long-duration contracts, such as life products, we established an intangible asset related to VOBA, which represents the estimated fair value of the future profits of in-force long duration contracts. The valuation of VOBA at the time of acquisition is derived from similar assumptions to those used to establish the associated future policy benefits reserves, including mortality, morbidity, persistency, investment yields, expenses, and the discount rate. The most significant input in this calculation is the discount rate used to arrive at the present value of the net cash flows. We amortize VOBA as a component of Policy acquisition costs in the Consolidated statements of operations in relation to the profit emergence of the underlying contracts, which is generally in proportion to premium revenue recognized based upon the same assumptions used in measuring the liability for future policy benefits.

At least annually, we perform a VOBA asset recoverability review using a premium deficiency test to ensure that the unamortized portion does not exceed the expected recoverable amounts. If we determine that the premium margins or gross profits are less than the unamortized balance, then the asset will be adjusted downward with the adjustment recorded as an expense in the current period. Unrecoverable costs are expensed in the period identified.

**Risk transfer**

In the ordinary course of business, we both purchase (or cede) and sell (or assume) reinsurance protection. We discontinued the purchase of all finite risk reinsurance contracts, as a matter of policy, in 2002. For both ceded and assumed reinsurance, risk transfer requirements must be met in order to use reinsurance accounting, principally resulting in the recognition of cash flows under the contract as premiums and losses. If risk transfer requirements are not met, deposit accounting applies, typically resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. We also apply similar risk transfer requirements to determine whether certain commercial insurance contracts should be accounted for as insurance or a deposit. Contracts that include fixed premium (i.e., premium not subject to adjustment based on loss experience under the contract) for fixed coverage generally transfer risk and do not require judgment.

Reinsurance and insurance contracts that include both significant risk sharing provisions, such as adjustments to premiums or loss coverage based on loss experience, and relatively low policy limits, as evidenced by a high proportion of maximum premium assessments to loss limits, can require considerable judgment to determine whether or not risk transfer requirements are met. For such contracts, often referred to as structured products, we require that risk transfer be specifically assessed for each contract by developing expected cash flow analyses at contract inception. To support risk transfer, the cash flow analyses must demonstrate that a significant loss is reasonably possible. We use various tests to accomplish this, one of which is the ratio of the net present value of losses and ceded commissions divided by the net present value of premiums equals or exceeds 110 percent with at least a 10 percent probability. For purposes of cash flow analyses, we generally use a risk-free rate of return consistent with the expected average duration of loss payments. In addition, to support insurance risk, we must prove the reinsurer's risk of loss varies with that of the reinsured and/or support various scenarios under which the assuming entity can recognize a significant loss.

To ensure risk transfer requirements are routinely assessed, qualitative and quantitative risk transfer analyses and memoranda supporting risk transfer are developed by underwriters for all structured products. We have established protocols for all products that include criteria triggering a risk transfer review of the contract prior to binding. If any criterion is triggered, a contract must be reviewed by a committee established by each of our segments with reporting oversight, including peer review, from our global Structured Transaction Review Committee.

With respect to ceded reinsurance, we entered into a few multi-year excess of loss retrospectively-rated contracts, principally in 2002. These contracts primarily provided severity protection for specific product divisions. Because traditional one-year reinsurance coverage had become relatively costly, these contracts were generally entered into in order to secure a more cost-effective reinsurance program. All of these contracts transferred risk and were accounted for as reinsurance. In addition, we maintain a few aggregate excess of loss reinsurance contracts that were principally entered into prior to 2003, such as the National Indemnity Company (NICO) contracts referred to in the section entitled, "Asbestos and Environmental (A&E)". We have not purchased any other retroactive ceded reinsurance contracts since 1999.

With respect to assumed reinsurance and insurance contracts, products giving rise to judgments regarding risk transfer were primarily sold by our financial solutions business. Although we have significantly curtailed writing financial solutions business, several contracts remain in-force and principally include multi-year retrospectively-rated contracts and loss portfolio transfers. Because transfer of insurance risk is generally a primary client motivation for purchasing these products, relatively few insurance and reinsurance contracts have historically been written for which we concluded that risk transfer criteria had not been met. For certain insurance contracts that have been reported as deposits, the insured desired to self-insure a risk but was required, legally or otherwise, to purchase insurance so that claimants would be protected by a licensed insurance company in the event of non-payment from the insured.

**Reinsurance recoverable**

Reinsurance recoverable includes balances due to us from reinsurance companies for paid and unpaid losses and loss expenses and is presented net of a valuation allowance for uncollectible reinsurance. The valuation allowance for uncollectible reinsurance is determined based upon a review of the financial condition of the reinsurers and other factors. Ceded reinsurance contracts do not relieve our primary obligation to our policyholders. Consequently, an exposure exists with respect to reinsurance recoverable to the extent that any reinsurer is unable or unwilling to meet its obligations or disputes the liabilities assumed under the reinsurance contracts. We determine the reinsurance recoverable on unpaid losses and loss expenses using actuarial estimates as well as a determination of our ability to cede unpaid losses and loss expenses under existing reinsurance contracts.

The recognition of a reinsurance recoverable asset requires two key judgments. The first judgment involves our estimation based on the amount of gross reserves and the percentage of that amount which may be ceded to reinsurers. Ceded IBNR, which is a major component of the reinsurance recoverable on unpaid losses and loss expenses, is generally developed as part of our loss reserving process and, consequently, its estimation is subject to similar risks and uncertainties as the estimation of gross IBNR (refer to "Critical Accounting Estimates – Unpaid losses and loss expenses"). The second judgment involves our estimate of the amount of the reinsurance recoverable balance that we may ultimately be unable to recover from reinsurers due to insolvency, contractual dispute, or for other reasons. Estimated uncollectible amounts are reflected in a valuation allowance that reduces the reinsurance recoverable asset and, in turn, shareholders' equity. Changes in the valuation allowance for uncollectible reinsurance are reflected in net income.

Although the obligation of individual reinsurers to pay their reinsurance obligations is based on specific contract provisions, the collectability of such amounts requires estimation by management. The majority of the recoverable balance will not be due for collection until sometime in the future, and the duration of our recoverables may be longer than the duration of our direct exposures. Over this period of time, economic conditions and operational performance of a particular reinsurer may impact their ability to meet these obligations and while they may continue to acknowledge their contractual obligation to do so, they may not have the financial resources or willingness to fully meet their obligation to us.

To estimate the valuation allowance for uncollectible reinsurance, the reinsurance recoverable must first be determined for each reinsurer. This determination is based on a process rather than an estimate, although an element of judgment must be applied. As part of the process, ceded IBNR is allocated to reinsurance contracts because ceded IBNR is not generally calculated on a contract by contract basis. The allocations are generally based on premiums ceded under reinsurance contracts, adjusted for actual loss experience and historical relationships between gross and ceded losses. If actual premium and loss experience vary materially from historical experience, the allocation of reinsurance recoverable by reinsurer will be reviewed and may change. While such change is unlikely to result in a large percentage change in the valuation allowance for uncollectible reinsurance, it could, nevertheless, have a material effect on our net income in the period recorded.

Generally, we use a default analysis to estimate uncollectible reinsurance. The primary components of the default analysis are reinsurance recoverable balances by reinsurer, net of collateral, and forward looking default factors used to estimate the probability that the reinsurer may be unable to meet its future obligations in full. The definition of collateral for this purpose requires some judgment and is generally limited to assets held in a Chubb-only beneficiary trust, letters of credit, and liabilities held by us with the same legal entity for which we believe there is a right of offset. We do not currently include multi-beneficiary trusts. However, we have several reinsurers that have established multi-beneficiary trusts for which certain of our companies are beneficiaries. The determination of the default factor is principally based on the financial strength rating of the reinsurer and a corresponding default factor applicable to the financial strength rating. Default factors require considerable judgment and are determined using the current financial strength rating, or rating equivalent, of each reinsurer as well as other key considerations and assumptions. Significant considerations and assumptions include, but are not necessarily limited to, the following:

- For reinsurers that maintain a financial strength rating from a major rating agency, and for which recoverable balances are considered representative of the larger population (i.e., default probabilities are consistent with similarly rated reinsurers and payment durations conform to averages), the judgment exercised by management to determine the valuation allowance for uncollectible reinsurance of each reinsurer is typically limited because the financial rating is based on a published source and the default factor we apply is based on a historical default factor of a major rating agency applicable to the particular rating class. Default factors applied for financial ratings of AAA, AA, A, BBB, BB, B, and CCC, are 0.4 percent, 1.1 percent, 1.5 percent, 3.1 percent, 7.3 percent, 11.2 percent, and 52.8 percent, respectively. Because our model is predicated on the historical default factors of a major rating agency, we do not generally consider alternative factors. However, when a recoverable is expected to be paid in a brief period of time by a highly-rated reinsurer, such as certain property catastrophe claims, a default factor may not be applied;

- For balances recoverable from reinsurers that are both unrated by a major rating agency and for which management is unable to determine a credible rating equivalent based on a parent or affiliated company, we may determine a rating equivalent based on our analysis of the reinsurer that considers an assessment of the creditworthiness of the particular entity, industry benchmarks, or other factors as considered appropriate. We then apply the applicable default factor for that rating class. For balances recoverable from unrated reinsurers for which our ceded reserve is below a certain threshold, we generally apply a default factor of 11.2 percent;

- For balances recoverable from reinsurers that are either insolvent or under regulatory supervision, we establish a default factor and resulting valuation allowance for uncollectible reinsurance based on specific facts and circumstances surrounding each company. Upon initial notification of an insolvency, we generally recognize expense for a substantial portion of all balances outstanding, net of collateral, through a combination of write-offs of recoverable balances and increases to the valuation allowance for uncollectible reinsurance. When regulatory action is taken on a reinsurer, we generally recognize a default factor by estimating an expected recovery on all balances outstanding, net of collateral. When sufficient credible information becomes available, we adjust the valuation allowance for uncollectible reinsurance by establishing a default factor pursuant to information received; and

• For captives and other recoverables, management determines the valuation allowance for uncollectible reinsurance based on the specific facts and circumstances.

The following table summarizes reinsurance recoverables and the valuation allowance for uncollectible reinsurance for each type of recoverable balance at December 31, 2025:

| (in millions of U.S. dollars) | Gross Reinsurance Recoverable on Losses and Loss Expenses | | Recoverables (net of Usable Collateral) | | Valuation allowance for Uncollectible Reinsurance [1] | |
|---|---|---|---|---|---|---|
| Type | | | | | | |
| Reinsurers with credit ratings | $ | 16,801 | $ | 15,190 | $ | 192 |
| Reinsurers not rated | | 287 | | 226 | | 25 |
| Reinsurers under supervision and insolvent reinsurers | | 123 | | 122 | | 48 |
| Captives | | 2,567 | | 492 | | 13 |
| Other, including structured settlements and pools | | 880 | | 874 | | 42 |
| Total | $ | 20,658 | $ | 16,904 | $ | 320 |

[1] The valuation allowance for uncollectible reinsurance is based on a default analysis applied to gross reinsurance recoverables, net of approximately $3.8 billion of collateral at December 31, 2025.

At December 31, 2025, the use of different assumptions within our approach could have a material effect on the valuation allowance for uncollectible reinsurance. To the extent the creditworthiness of our reinsurers was to deteriorate due to an adverse event affecting the reinsurance industry, such as a large number of major catastrophes, actual uncollectible amounts could be significantly greater than our valuation allowance for uncollectible reinsurance. Such an event could have a material adverse effect on our financial condition, results of operations, and our liquidity. Given the various considerations used to estimate our uncollectible valuation allowance, we cannot precisely quantify the effect a specific industry event may have on the valuation allowance for uncollectible reinsurance. However, based on the composition (particularly the average credit quality) of the reinsurance recoverable balance at December 31, 2025, we estimate that a ratings downgrade of one notch for all rated reinsurers (e.g., from A to A- or A- to BBB+) could increase our valuation allowance for uncollectible reinsurance by approximately $56 million or approximately 0.3 percent of the gross reinsurance recoverable balance, assuming no other changes relevant to the calculation. While a ratings downgrade would result in an increase in our valuation allowance for uncollectible reinsurance and a charge to earnings in that period, a downgrade in and of itself does not imply that we will be unable to collect all of the ceded reinsurance recoverable from the reinsurers in question. Refer to Note 5 to the Consolidated Financial Statements, under item 8, for additional information.

**Fair value measurements**
Accounting guidance defines fair value as the price to sell an asset or transfer a liability (an exit price) in an orderly transaction between market participants and establishes a three-level valuation hierarchy based on the reliability of the inputs. The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1 inputs) and the lowest priority to unobservable data (Level 3 inputs). Level 2 includes inputs, other than quoted prices within Level 1, that are observable for assets or liabilities either directly or indirectly. Refer to Note 4 and Note 17 to the Consolidated Financial Statements, under item 8, for information on our fair value measurements.

**Assessment of investment portfolio credit losses**
Each quarter, we evaluate expected credit losses (ECL) for fixed maturity securities classified as available-for-sale. Because our investment portfolio is the largest component of consolidated assets, ECL could be material to our financial condition and results of operations. Refer to Notes 1 f) and 3 to the Consolidated Financial Statements, under item 8, for more information.

**Deferred income taxes**
At December 31, 2025, the Consolidated balance sheet reflects a deferred tax asset of $1.3 billion and a deferred tax liability of $1.7 billion. Our deferred tax assets and liabilities primarily result from temporary differences between the amounts recorded in our Consolidated Financial Statements and the tax basis of our assets and liabilities. We determine deferred tax assets and

liabilities separately for each tax-paying component (an individual entity or group of entities that is consolidated for tax purposes) in each tax jurisdiction. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. There may be changes in tax laws in a number of countries where we transact business that impact our deferred tax assets and liabilities. At each balance sheet date, management assesses the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. The determination of the need for a valuation allowance is based on all available information including projections of future taxable income, principally derived from business plans and where there are appropriate available tax planning strategies. Projections of future taxable income incorporate assumptions of future business and operations that are apt to differ from actual experience. If our assumptions and estimates that resulted in our forecast of future taxable income prove to be incorrect, an additional valuation allowance could become necessary, which could have a material adverse effect on our financial condition, results of operations, and liquidity. At December 31, 2025, the valuation allowance of $637 million reflects management's assessment that it is more likely than not that a portion of the deferred tax assets will not be realized due to the inability of certain subsidiaries to generate sufficient taxable income.

**Goodwill impairment assessment**
Goodwill, which represents the excess of acquisition cost over the estimated fair value of net assets acquired, was $20.2 billion and $19.6 billion at December 31, 2025 and 2024, respectively. Goodwill is assigned to applicable reporting units of acquired entities at the time of acquisition. Goodwill is not amortized but is subject to a periodic evaluation for impairment at least annually, or earlier if there are any indications of possible impairment. Impairment is tested at the reporting unit level, which is the same as, or one level below, an operating segment. The impairment evaluation first uses a qualitative assessment to determine whether it is more likely than not (i.e., more than a 50 percent probability) that the fair value of a reporting unit is greater than its carrying amount. If a reporting unit fails this qualitative assessment, a single quantitative analysis is used to measure and record the amount of the impairment. In assessing the fair value of a reporting unit, we make assumptions and estimates about the profitability attributable to our reporting units, including:

- short-term and long-term growth rates; and
- estimated cost of equity and changes in long-term risk-free interest rates.

If our assumptions and estimates made in assessing the fair value of acquired entities change, we could be required to write-down the carrying value of Goodwill which could be material to our results of operations in the period the charge is taken. Based on our impairment testing for 2025, we determined no impairment was required and none of our reporting units were at risk for impairment. For Goodwill balances, refer to Note 7 to the Consolidated Financial Statements, under item 8.

**Consolidated Operating Results – Years Ended December 31, 2025, 2024, and 2023**

| (in millions of U.S. dollars, except for percentages) | 2025 | 2024 | 2023 | % Change 2025 vs. 2024 | % Change 2024 vs. 2023 |
|---|---|---|---|---|---|
| Net premiums written | $ 54,842 | $ 51,468 | $ 47,361 | 6.6 % | 8.7 % |
| Net premiums written - constant dollars [(1)] | | | | 7.0 % | 9.2 % |
| Net premiums earned | 53,014 | 49,846 | 45,712 | 6.4 % | 9.0 % |
| Net investment income | 6,465 | 5,930 | 4,937 | 9.0 % | 20.1 % |
| Net realized gains (losses) | 211 | 117 | (607) | 79.5 % | NM |
| Market risk benefits gains (losses) | (288) | (140) | (307) | 105.3 % | (54.3)% |
| Total revenues | 59,402 | 55,753 | 49,735 | 6.5 % | 12.1 % |
| Losses and loss expenses | 26,700 | 26,022 | 24,100 | 2.7 % | 8.0 % |
| Policy benefits | 5,460 | 4,714 | 3,628 | 15.8 % | 29.9 % |
| Policy acquisition costs | 9,847 | 9,102 | 8,259 | 8.2 % | 10.2 % |
| Administrative expenses | 4,504 | 4,380 | 4,007 | 2.8 % | 9.3 % |
| Interest expense | 764 | 741 | 672 | 3.1 % | 10.0 % |
| Other (income) expense | (1,297) | (1,023) | (836) | 26.7 % | 22.4 % |
| Amortization of purchased intangibles | 301 | 323 | 310 | (6.9)% | 4.3 % |
| Integration expenses and severance | 79 | 39 | 69 | 100.3 % | (43.4)% |
| Total expenses | 46,358 | 44,298 | 40,209 | 4.7 % | 10.2 % |
| Income before income tax | 13,044 | 11,455 | 9,526 | 13.7 % | 20.2 % |
| Income tax expense | 2,422 | 1,815 | 511 | 33.5 % | NM |
| Net income | 10,622 | 9,640 | 9,015 | 10.0 % | 6.9 % |
| Net income (loss) attributable to noncontrolling interests | 312 | 368 | (13) | (15.3)% | NM |
| Net income attributable to Chubb | $ 10,310 | $ 9,272 | $ 9,028 | 11.2 % | 2.7 % |

NM - not meaningful

[(1)] On a constant-dollar basis. Amounts are calculated by translating prior period results using the same local currency exchange rates as the comparable current period.

**Financial Highlights for the Year Ended December 31, 2025**

- Net income attributable to Chubb was a record $10.31 billion compared with $9.27 billion in 2024. Net income in 2025 was driven by double-digit growth in both P&C underwriting income and Life segment income, and higher net investment income.

- Consolidated net premiums written were $54.84 billion, up 6.6 percent.

  - P&C net premiums written increased 5.4 percent, with commercial insurance up 4.0 percent and consumer insurance up 9.2 percent. Overall premium growth was driven by strong new business and retention across both commercial and consumer lines, supported by positive rate and exposure increases. In commercial lines, growth was notable in primary and excess casualty, small and mid-market retail and E&S, and property. Consumer insurance growth reflects strong new business and retention, including positive rate and exposure increases.

  - Life Insurance segment net premiums written increased 15.1 percent, or 17.3 percent in constant dollars, due to growth in international life of 17.4 percent in constant dollars, predominantly in North Asia, and our Chubb Benefits business of 17.3 percent, primarily driven by worksite business.

- Pre-tax net investment income was a record $6.5 billion compared with $5.9 billion in 2024, primarily due to higher average invested assets from strong operating cash flow.

- Other income and expense increased due to higher income from private equities where we own more than three percent.

- Operating cash flow was $12.8 billion

**Net Premiums Written**

| (in millions of U.S. dollars, except for percentages) | 2025 | 2024 | 2023 | 2025 vs. 2024 | 2024 vs. 2023 | C$ 2025 vs. 2024 |
|---|---|---|---|---|---|---|
| | | | | | | % Change |
| Property and other short-tail lines | $ 9,866 | $ 9,543 | $ 8,414 | 3.4 % | 13.4 % | 3.6 % |
| Commercial casualty | 9,691 | 9,166 | 8,291 | 5.7 % | 10.5 % | 5.7 % |
| Financial lines | 5,098 | 4,907 | 5,069 | 3.9 % | (3.2)% | 3.9 % |
| Workers' compensation | 2,252 | 2,238 | 2,239 | 0.6 % | — | 0.6 % |
| Commercial multiple peril [1] | 1,787 | 1,631 | 1,492 | 9.6 % | 9.3 % | 9.6 % |
| Surety | 839 | 785 | 691 | 6.8 % | 13.8 % | 8.8 % |
| Total Commercial P&C lines | 29,533 | 28,270 | 26,196 | 4.5 % | 7.9 % | 4.6 % |
| Agriculture | 2,926 | 2,703 | 3,188 | 8.2 % | (15.2)% | 8.2 % |
| Personal homeowners | 5,305 | 4,971 | 4,429 | 6.7 % | 12.2 % | 7.0 % |
| Personal automobile | 2,978 | 2,491 | 1,991 | 19.6 % | 25.1 % | 22.9 % |
| Personal other | 2,231 | 2,076 | 1,929 | 7.5 % | 7.6 % | 6.9 % |
| Total Personal lines | 10,514 | 9,538 | 8,349 | 10.2 % | 14.2 % | 11.0 % |
| Global A&H - P&C | 3,281 | 3,285 | 3,145 | (0.1)% | 4.5 % | (0.3)% |
| Reinsurance lines | 1,309 | 1,346 | 1,018 | (2.8)% | 32.2 % | (3.0)% |
| Total Property and Casualty lines | 47,563 | 45,142 | 41,896 | 5.4 % | 7.7 % | 5.6 % |
| Life Insurance | 7,279 | 6,326 | 5,465 | 15.1 % | 15.7 % | 17.3 % |
| Total consolidated | $ 54,842 | $ 51,468 | $ 47,361 | 6.6 % | 8.7 % | 7.0 % |

[1] Commercial multiple peril represents retail package business (property and general liability).

For additional information on net premiums written, refer to the segment operating results discussions.

**Catastrophe Losses and Prior Period Development**

We generally define catastrophe loss events consistent with the definition of the Property Claims Service (PCS) for events in the U.S. and Canada. PCS defines a catastrophe as an event that causes damage of $25 million or more in insured losses and affects a significant number of insureds. For events outside of the U.S. and Canada, we generally use a similar definition. Catastrophe losses are net of reinsurance and include reinstatement premiums, which are additional premiums paid on certain reinsurance agreements in order to reinstate coverage that had been exhausted by loss occurrences. The reinstatement premium amount is typically a pro rata portion of the original ceded premium paid based on how much of the reinsurance limit had been exhausted.

Prior period development (PPD) arises from changes to loss estimates recognized in the current year that relate to loss events that occurred in previous calendar years and excludes the effect of losses from the development of earned premium from previous accident years. PPD includes adjustments relating to either profit commission reserves or policyholder dividend reserves based on actual claim experience that develops after the policy period ends. The expense adjustments correlate to the prior period loss development on these same policies.

Refer to the Non-GAAP Reconciliation section for further information on reinstatement premiums on catastrophe losses and adjustments to prior period development.

| (in millions of U.S. dollars) | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net catastrophe losses | $ 2,921 | $ 2,387 | $ 1,828 |
| Favorable prior period development | $ 1,133 | $ 856 | $ 773 |

Catastrophe losses were primarily from the following events:
- 2025: Severe weather-related events in the U.S. and internationally, including California wildfire losses of $1.47 billion
  - Total North America P&C Insurance catastrophe losses were $2.3 billion
  - Total Overseas General catastrophe losses were $505 million
- 2024: Severe weather-related events in the U.S. and internationally, including Hurricane Helene of $390 million and Hurricane Milton of $309 million.
  - Total North America P&C Insurance catastrophe losses were $1.8 billion
  - Total Overseas General catastrophe losses were $459 million
- 2023: Severe weather-related events in the U.S. and internationally, Hawaii wildfires, and New Zealand storms.
  - Total North America P&C Insurance catastrophe losses were $1.4 billion
  - Total Overseas General catastrophe losses were $403 million

Pre-tax net favorable PPD for 2025 was $1,439 million in our active companies, including favorable development of $1,329 million in short-tail lines and favorable development of $110 million in long-tail lines. Net favorable development for short-tail lines primarily includes property, marine, and surety lines. Net favorable development for long-tail lines reflects favorable development primarily in workers' compensation partially offset by adverse development in casualty lines. Our corporate run-off portfolio had adverse development of $306 million, primarily driven by adverse development for environmental and molestation-related claims.

Pre-tax net favorable PPD for 2024 was $1,152 million in our active companies, including favorable development of $1,144 million in short-tail lines, and favorable development of $8 million in long-tail lines. Net favorable development for short-tail lines primarily includes property, marine, and U.S. homeowners. Net favorable development long-tail lines reflects favorable development primarily in workers' compensation mostly offset by adverse development in casualty lines, predominantly commercial excess and umbrella and commercial auto liability. Our corporate run-off portfolio had adverse development of $296 million, with $166 million related to legacy asbestos and environmental exposures, and $58 million related to molestation claims.

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

### P&C Combined Ratio
In evaluating our segments excluding Life Insurance financial performance, we use the P&C combined ratio, the loss and loss expense ratio, the policy acquisition cost ratio, and the administrative expense ratio. We calculate these ratios by dividing the respective expense amounts by net premiums earned. We do not calculate these ratios for the Life Insurance segment as we do not use these measures to monitor or manage the business in that segment. The P&C combined ratio is determined by adding the loss and loss expense ratio, the policy acquisition cost ratio, and the administrative expense ratio. A P&C combined ratio under 100 percent indicates underwriting income, and a combined ratio exceeding 100 percent indicates underwriting loss.

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Combined ratio: | | | |
| Loss and loss expense ratio | 59.1 % | 60.4 % | 60.6 % |
| Policy acquisition cost ratio | 18.6 % | 18.1 % | 17.8 % |
| Administrative expense ratio | 8.0 % | 8.1 % | 8.1 % |
| P&C Combined ratio | 85.7 % | 86.6 % | 86.5 % |
| Catastrophe losses | (6.3)% | (5.5)% | (4.5)% |
| Prior period development | 2.5 % | 2.0 % | 1.9 % |
| P&C CAY combined ratio excluding catastrophe losses | 81.9 % | 83.1 % | 83.9 % |

The P&C combined ratio and the P&C CAY combined ratio excluding catastrophe losses decreased in 2025, reflecting lower losses, partially offset by an increase in the policy acquisition cost ratio from changes in mix of business. The P&C combined ratio included higher catastrophe losses, primarily from California wildfires in the first quarter, partially offset by higher favorable prior period development.

**Policy benefits**

Policy benefits represent losses on contracts classified as long-duration and generally include accident and supplemental health products, term and whole life products, endowment products, and annuities. Policy benefits include (gains) losses from fair value changes in separate account liabilities that do not qualify for separate account treatment under U.S. GAAP. The offsetting movements of these liabilities are recorded in Other (income) expense in the Consolidated statements of operations. In addition, Policy benefits include the impact on the liabilities from (gains) losses on investment portfolios supporting certain participating policies. The offsetting movements of these liabilities are recorded in Realized gains (losses) in the Consolidated statements of operations. Refer to the Life Insurance segment operating results section for further discussion.

Policy benefits were $5,460 million and $4,714 million in 2025 and 2024, respectively. The increase in Policy benefits is primarily due to growth in our international life operations.

Refer to the respective sections that follow for a discussion of Net investment income, Other (income) expense, Net realized gains (losses), Interest expense, Amortization of purchased intangibles, and Income tax expense.

**Segment Operating Results – Years Ended December 31, 2025, 2024, and 2023**

We operate through six business segments: North America Commercial P&C Insurance, North America Personal P&C Insurance, North America Agricultural Insurance, Overseas General Insurance, Global Reinsurance, and Life Insurance. In addition, the results of our run-off Brandywine business, including all run-off asbestos and environmental (A&E) exposures, and the results of Westchester specialty operations for 1996 and prior years are presented within Corporate.

## North America Commercial P&C Insurance

The North America Commercial P&C Insurance segment comprises operations that provide P&C insurance and services to large, middle market, and small commercial businesses in the U.S., Canada, and Bermuda. This segment includes our North America Major Accounts and Specialty Insurance division (large corporate accounts and wholesale business), and the North America Commercial Insurance division (principally middle market and small commercial accounts).

| (in millions of U.S. dollars, except for percentages) | 2025 | 2024 | 2023 | % Change 2025 vs. 2024 | % Change 2024 vs. 2023 |
|---|---|---|---|---|---|
| Net premiums written | $21,280 | $20,589 | $19,237 | 3.4 % | 7.0 % |
| Net premiums earned | 20,381 | 20,008 | 18,416 | 1.9 % | 8.6 % |
| Losses and loss expenses | 12,313 | 12,737 | 11,256 | (3.3)% | 13.2 % |
| Policy acquisition costs | 2,891 | 2,718 | 2,515 | 6.4 % | 8.1 % |
| Administrative expenses | 1,394 | 1,337 | 1,250 | 4.3 % | 7.0 % |
| Underwriting income | 3,783 | 3,216 | 3,395 | 17.6 % | (5.3)% |
| Net investment income | 3,840 | 3,556 | 3,017 | 8.0 % | 17.9 % |
| Other (income) expense | 59 | 32 | 22 | 86.2 % | 46.6 % |
| Amortization of purchased intangibles | 5 | 3 | — | 71.4 % | NM |
| Segment income | $ 7,559 | $ 6,737 | $ 6,390 | 12.2 % | 5.4 % |
| Combined ratio: | | | | | |
| Loss and loss expense ratio | 60.4 % | 63.7 % | 61.1 % | (3.3) pts | 2.6 pts |
| Policy acquisition cost ratio | 14.2 % | 13.6 % | 13.7 % | 0.6 pts | (0.1) pts |
| Administrative expense ratio | 6.8 % | 6.6 % | 6.8 % | 0.2 pts | (0.2) pts |
| Combined ratio | 81.4 % | 83.9 % | 81.6 % | (2.5) pts | 2.3 pts |
| Catastrophe losses | (2.8)% | (5.5)% | (3.8)% | 2.7 pts | (1.7) pts |
| Prior period development | 2.2 % | 2.2 % | 2.7 % | — pts | (0.5) pts |
| CAY combined ratio excluding catastrophe losses | 80.8 % | 80.6 % | 80.5 % | 0.2 pts | 0.1 pts |

NM – not meaningful

The following table provides the net premiums written by Major Accounts & Specialty, comprising large corporate accounts and wholesale business, and Commercial, principally comprising middle market and small commercial accounts.

### Production by Size - Net premiums written

| (in millions of U.S. dollars, except for percentages) | 2025 | 2024 | 2023 | % Change 2025 vs. 2024 | % Change 2024 vs. 2023 |
|---|---|---|---|---|---|
| Major Accounts & Specialty | $ 12,691 | $ 12,514 | $ 11,653 | 1.4 % | 7.4 % |
| Commercial | 8,589 | 8,075 | 7,584 | 6.4 % | 6.5 % |
| Total | $ 21,280 | $ 20,589 | $ 19,237 | 3.4 % | 7.0 % |

### Net Catastrophe Losses and Prior Period Development

| (in millions of U.S. dollars) | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net catastrophe losses | $ 584 | $ 1,103 | $ 710 |
| Favorable prior period development | $ 421 | $ 428 | $ 494 |

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

**Premiums**
Net premiums written increased $691 million, or 3.4 percent, in 2025, which includes P&C lines growth of 3.2 percent and financial lines growth of 4.1 percent. Middle market and small commercial grew 6.4 percent, with P&C lines up 7.9 percent and financial lines up 1.0 percent. Major accounts retail and specialty grew 1.4 percent, with property and other short-tail lines down 2.7 percent, casualty up 5.2 percent, and financial lines up 7.6 percent.

The increase in premiums was across a number of lines, most notably in primary and excess casualty and in small and mid-market commercial retail and E&S lines, reflecting new business and rate increases. The increases were partially offset primarily by rate decreases in our Large Risk and E&S brokerage property lines.

Net premiums earned increased $373 million, or 1.9 percent, in 2025, reflecting the growth in net premiums written described above.

**Combined Ratio**
The combined ratio decreased in 2025, primarily driven by lower catastrophe losses.

The CAY combined ratio excluding catastrophe losses was relatively flat in 2025, reflecting a change in the mix of business and earned rate exceeding loss trends in certain P&C lines, partially offset by higher loss trends relative to earned rate growth in financial lines, and an increase in the expense ratio reflecting one-off benefits in the prior year.

**North America Personal P&C Insurance**
The North America Personal P&C Insurance segment comprises operations that provide high net worth personal lines products, including homeowners and complementary products such as valuable articles, excess liability, automobile, and recreational marine insurance and services in the U.S. and Canada.

| | | | | % Change | |
|---|---|---|---|---|---|
| (in millions of U.S. dollars, except for percentages) | **2025** | 2024 | 2023 | 2025 vs. 2024 | 2024 vs. 2023 |
| Net premiums written | **$ 7,024** | $ 6,532 | $ 5,878 | 7.5 % | 11.1 % |
| Net premiums earned | **6,763** | 6,188 | 5,536 | 9.3 % | 11.8 % |
| Losses and loss expenses | **4,517** | 3,584 | 3,511 | 26.0 % | 2.1 % |
| Policy acquisition costs | **1,337** | 1,239 | 1,128 | 7.8 % | 9.9 % |
| Administrative expenses | **336** | 351 | 329 | (4.2)% | 6.7 % |
| Underwriting income | **573** | 1,014 | 568 | (43.4)% | 78.5 % |
| Net investment income | **486** | 433 | 358 | 12.2 % | 20.9 % |
| Other (income) expense | **3** | 1 | 3 | 158.6 % | (59.3)% |
| Amortization of purchased intangibles | **8** | 9 | 9 | (5.4)% | — |
| Segment income | **$ 1,048** | $ 1,437 | $ 914 | (27.0)% | 57.2 % |
| Combined ratio: | | | | | |
| Loss and loss expense ratio | **66.8 %** | 57.9 % | 63.4 % | 8.9 pts | (5.5) pts |
| Policy acquisition cost ratio | **19.7 %** | 20.0 % | 20.4 % | (0.3) pts | (0.4) pts |
| Administrative expense ratio | **5.0 %** | 5.7 % | 5.9 % | (0.7) pts | (0.2) pts |
| Combined ratio | **91.5 %** | 83.6 % | 89.7 % | 7.9 pts | (6.1) pts |
| Catastrophe losses | **(25.2)%** | (10.0)% | (12.1)% | (15.2) pts | 2.1 pts |
| Prior period development | **6.0 %** | 4.9 % | 2.5 % | 1.1 pts | 2.4 pts |
| CAY combined ratio excluding catastrophe losses | **72.3 %** | 78.5 % | 80.1 % | (6.2) pts | (1.6) pts |

**Net Catastrophe Losses and Prior Period Development**

| (in millions of U.S. dollars) | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net catastrophe losses | $ 1,721 | $ 622 | $ 669 |
| Favorable prior period development | $ 403 | $ 305 | $ 134 |

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

**Premiums**

Net premiums written increased $492 million, or 7.5 percent, in 2025, driven by strong new business and retention, including positive rate and exposure increases across most lines. The growth in premiums for the year ended 2025 was partially offset by $50 million of ceded reinstatement premiums related to the California wildfires.

Net premiums earned increased $575 million, or 9.3 percent, in 2025, reflecting the growth in net premiums written described above.

**Combined Ratio**

The combined ratio increased in 2025, reflecting the California wildfire catastrophe losses, including the unfavorable impact of the ceded reinstatement premiums on the expense ratio, which are fully earned and carry no expenses.

The CAY combined ratio excluding catastrophe losses decreased in 2025, primarily due to an improvement in homeowners and auto from higher rates and lower underlying losses, and a lower administrative expense ratio resulting from the impact of higher net premiums earned and expense management.

**North America Agricultural Insurance**

The North America Agricultural Insurance segment comprises our North American based businesses that provide a variety of coverages in the U.S. and Canada including crop insurance, primarily Multiple Peril Crop Insurance (MPCI) and crop-hail through Rain and Hail Insurance Service, Inc. (Rain and Hail), as well as farm and ranch and specialty P&C commercial insurance products and services through our Agriculture P&C business.

| | | | | % Change | |
|---|---|---|---|---|---|
| (in millions of U.S. dollars, except for percentages) | 2025 | 2024 | 2023 | 2025 vs. 2024 | 2024 vs. 2023 |
| Net premiums written | $ 2,926 | $ 2,703 | $ 3,188 | 8.2 % | (15.2)% |
| Net premiums earned | 2,919 | 2,705 | 3,169 | 7.9 % | (14.6)% |
| Losses and loss expenses | 2,239 | 2,170 | 2,874 | 3.2 % | (24.5)% |
| Policy acquisition costs | 169 | 191 | 150 | (11.4)% | 27.3 % |
| Administrative expenses | (6) | (10) | (1) | (29.6)% | NM |
| Underwriting income | 517 | 354 | 146 | 46.0 % | 143.3 % |
| Net investment income | 86 | 84 | 63 | 2.4 % | 33.1 % |
| Other (income) expense | 2 | 1 | 1 | 95.1 % | — |
| Amortization of purchased intangibles | 24 | 25 | 25 | (2.5)% | — |
| Segment income | $ 577 | $ 412 | $ 183 | 40.0 % | 125.9 % |
| Combined ratio: | | | | | |
| Loss and loss expense ratio | 76.7 % | 80.2 % | 90.7 % | (3.5) pts | (10.5) pts |
| Policy acquisition cost ratio | 5.8 % | 7.1 % | 4.7 % | (1.3) pts | 2.4 pts |
| Administrative expense ratio | (0.2)% | (0.4)% | — | 0.2 pts | (0.4) pts |
| Combined ratio | 82.3 % | 86.9 % | 95.4 % | (4.6) pts | (8.5) pts |
| Catastrophe losses | (0.8)% | (2.2)% | (1.3)% | 1.4 pts | (0.9) pts |
| Prior period development | 3.5 % | 4.1 % | 0.6 % | (0.6) pts | 3.5 pts |
| CAY combined ratio excluding catastrophe losses | 85.0 % | 88.8 % | 94.7 % | (3.8) pts | (5.9) pts |

NM – not meaningful

**Net catastrophe Losses and Prior Period Development**

| (in millions of U.S. dollars) | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net catastrophe losses | $ 24 | $ 60 | $ 39 |
| Favorable prior period development | $ 121 | $ 104 | $ 18 |

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

**Premiums**

Net premiums written increased $223 million, or 8.2 percent, in 2025, primarily due to the favorable year-over-year impact of premium adjustments related to the federal government profit-share agreement of $179 million. Net premiums written for 2025 also reflected higher reported acreage from policyholders, and policy count growth, partially offset by lower commodity prices in the current year.

Net premiums earned increased $214 million, or 7.9 percent, in 2025, reflecting the growth in net premiums written described above.

**Combined Ratio**

The combined ratio decreased in 2025, reflecting lower catastrophe losses, partially offset by a lower year-over-year benefit from favorable prior period development.

The CAY combined ratio excluding catastrophe losses decreased in 2025, due to a higher estimated underwriting gain for the current crop year compared to prior year.

## Overseas General Insurance

Overseas General Insurance segment comprises Chubb International and Chubb Global Markets (CGM). Chubb International comprises our international commercial P&C traditional and specialty lines serving large corporations, middle market and small customers; A&H and traditional and specialty personal lines business serving local territories outside the U.S., Bermuda, and Canada. CGM, our London-based international commercial P&C excess and surplus lines business, includes Lloyd's of London (Lloyd's) Syndicate 2488. Chubb provides funds at Lloyd's to support underwriting by Syndicate 2488 which is managed by Chubb Underwriting Agencies Limited.

| | | | | % Change | |
| | | | | 2025 vs. | 2024 vs. |
| (in millions of U.S. dollars, except for percentages) | **2025** | 2024 | 2023 | 2024 | 2023 |
|---|---|---|---|---|---|
| Net premiums written | **$15,024** | $13,972 | $12,575 | 7.5 % | 11.1 % |
| Net premiums written - constant dollars | | | | 8.0 % | 11.8 % |
| Net premiums earned | **14,374** | 13,400 | 12,231 | 7.3 % | 9.6 % |
| Losses and loss expenses | **6,589** | 6,414 | 5,643 | 2.7 % | 13.7 % |
| Policy benefits | **470** | 408 | 457 | 15.4 % | (10.9)% |
| Policy acquisition costs | **3,724** | 3,410 | 3,113 | 9.2 % | 9.5 % |
| Administrative expenses | **1,435** | 1,351 | 1,219 | 6.2 % | 10.8 % |
| Underwriting income | **2,156** | 1,817 | 1,799 | 18.6 % | 1.0 % |
| Net investment income | **1,139** | 1,136 | 895 | 0.3 % | 26.8 % |
| Other (income) expense | **50** | 14 | (25) | NM | NM |
| Amortization of purchased intangibles | **78** | 81 | 70 | (4.3)% | 15.8 % |
| Segment income | **$ 3,167** | $2,858 | $ 2,649 | 10.8 % | 7.9 % |
| Segment income - constant dollars | | | | 10.6 % | 7.9 % |
| Combined ratio: | | | | | |
| Loss and loss expense ratio | **49.1 %** | 50.9 % | 49.9 % | (1.8) pts | 1.0 pts |
| Policy acquisition cost ratio | **25.9 %** | 25.4 % | 25.4 % | 0.5 pts | — pts |
| Administrative expense ratio | **10.0 %** | 10.1 % | 10.0 % | (0.1) pts | 0.1 pts |
| Combined ratio | **85.0 %** | 86.4 % | 85.3 % | (1.4) pts | 1.1 pts |
| Catastrophe losses | **(3.5)%** | (3.4)% | (3.3)% | (0.1) pts | (0.1) pts |
| Prior period development | **3.3 %** | 2.2 % | 3.1 % | 1.1 pts | (0.9) pts |
| CAY combined ratio excluding catastrophe losses | **84.8 %** | 85.2 % | 85.1 % | (0.4) pts | 0.1 pts |

NM – not meaningful

### Net Catastrophe Losses and Prior Period Development

| (in millions of U.S. dollars) | **2025** | 2024 | 2023 |
|---|---|---|---|
| Net catastrophe losses | $ **505** | $ 459 | $ 403 |
| Favorable prior period development | $ **471** | $ 290 | $ 376 |

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

## Net Premiums Written by Region

*(in millions of U.S. dollars, except for percentages)*

| Region | 2025 | 2024 | 2023 | C$ 2024 | % Change 2025 vs. 2024 | % Change C$ 2025 vs. 2024 | % Change 2024 vs. 2023 |
|---|---|---|---|---|---|---|---|
| Europe, Middle East, and Africa | $ 6,491 | $ 6,132 | $ 5,713 | $ 6,221 | 5.9 % | 4.3 % | 7.3 % |
| Asia [1] | 5,337 | 4,822 | 4,072 | 4,797 | 10.7 % | 11.3 % | 18.4 % |
| Latin America | 3,059 | 2,876 | 2,653 | 2,749 | 6.3 % | 11.3 % | 8.4 % |
| Other [2] | 137 | 142 | 137 | 143 | (3.4)% | (3.7)% | 4.2 % |
| Net premiums written | $15,024 | $13,972 | $12,575 | $ 13,910 | 7.5 % | 8.0 % | 11.1 % |

| Region | 2025 % of Total | 2024 % of Total | 2023 % of Total |
|---|---|---|---|
| Europe, Middle East, and Africa | 43 % | 44 % | 45 % |
| Asia [1] | 36 % | 34 % | 33 % |
| Latin America | 20 % | 21 % | 21 % |
| Other [2] | 1 % | 1 % | 1 % |
| Net premiums written | 100 % | 100 % | 100 % |

[1] Includes the consolidated results of Huatai P&C effective July 1, 2023.
[2] Includes the international supplemental A&H run-off business of Combined Insurance and other international operations.

## Premiums

Overall, net premiums written increased $1,052 million in 2025, or $1,114 million on a constant-dollar basis, reflecting growth in commercial lines of 5.2 percent, or 5.3 percent on a constant-dollar basis, and growth in consumer lines of 11.0 percent, or 12.0 percent on a constant-dollar basis.

Our European division increased in 2025, supported by both our wholesale and retail divisions primarily from growth in commercial property in our retail and wholesale business, and cyber and marine growth driven by higher new business.

Asia increased in 2025, reflecting growth primarily in consumer lines, including personal lines and A&H. Commercial lines growth reflects higher new business in property. Growth in Asia is also attributable to the acquisition of Liberty Mutual's P&C insurance business in Thailand.

Latin America increased in 2025, reflecting growth in personal lines business, including automobile in Mexico. Commercial lines increased driven by growth across all lines.

Net premiums earned increased $974 million in 2025, or $989 million on a constant-dollar basis, reflecting the increase in net premiums written described above.

## Combined Ratio

The combined ratio decreased in 2025, reflecting higher favorable prior period development, partially offset by higher catastrophe losses. The CAY combined ratio excluding catastrophe losses decreased in 2025, reflecting loss ratio improvement, primarily from commercial lines, offset by an increase in the expense ratio reflecting changes in mix of business.

## Global Reinsurance

The Global Reinsurance segment represents our reinsurance operations comprising Chubb Tempest Re Bermuda, Chubb Tempest Re USA, Chubb Tempest Re International, and Chubb Tempest Re Canada. Global Reinsurance markets its reinsurance products worldwide primarily through reinsurance brokers under the Chubb Tempest Re brand name and provides a broad range of traditional and non-traditional reinsurance coverage to a diverse array of primary P&C companies.

| (in millions of U.S. dollars, except for percentages) | 2025 | 2024 | 2023 | % Change 2025 vs. 2024 | % Change 2024 vs. 2023 |
|---|---|---|---|---|---|
| Net premiums written | $ 1,309 | $ 1,346 | $ 1,018 | (2.8)% | 32.2 % |
| Net premiums written - constant dollars | | | | (3.0)% | 32.2 % |
| Net premiums earned | 1,353 | 1,272 | 962 | 6.4 % | 32.2 % |
| Losses and loss expenses | 640 | 711 | 426 | (10.0)% | 66.9 % |
| Policy acquisition costs | 396 | 342 | 264 | 15.8 % | 29.7 % |
| Administrative expenses | 37 | 39 | 37 | (6.3)% | 7.5 % |
| Underwriting income | 280 | 180 | 235 | 56.2 % | (24.0)% |
| Net investment income | 354 | 253 | 208 | 39.8 % | 22.1 % |
| Other (income) expense | — | — | (2) | — | NM |
| Segment income | $ 634 | $ 433 | $ 445 | 46.5 % | (2.8)% |
| Combined ratio: | | | | | |
| Loss and loss expense ratio | 47.3 % | 55.9 % | 44.3 % | (8.6) pts | 11.6 pts |
| Policy acquisition cost ratio | 29.3 % | 26.9 % | 27.4 % | 2.4 pts | (0.5) pts |
| Administrative expense ratio | 2.7 % | 3.1 % | 3.8 % | (0.4) pts | (0.7) pts |
| Combined ratio | 79.3 % | 85.9 % | 75.5 % | (6.6) pts | 10.4 pts |
| Catastrophe losses | (6.7)% | (11.5)% | (0.7)% | 4.8 pts | (10.8) pts |
| Prior period development | 1.7 % | 2.0 % | 3.1 % | (0.3) pts | (1.1) pts |
| CAY combined ratio excluding catastrophe losses | 74.3 % | 76.4 % | 77.9 % | (2.1) pts | (1.5) pts |

NM – not meaningful

### Net Catastrophe Losses and Prior Period Development

| (in millions of U.S dollars) | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net catastrophe losses | $ 87 | $ 143 | $ 7 |
| Favorable prior period development | $ 23 | $ 25 | $ 28 |

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

### Premiums
Net premiums written decreased $37 million, or 2.8 percent, in 2025, primarily due to the impact of a large one-off structured transaction in the prior year. Excluding the effects of this transaction, net premiums written was mostly flat as growth in casualty lines was offset by decreases in property, financial, and specialty lines.

Net premiums earned increased $81 million, or 6.4 percent, in 2025, reflecting the changes in net premiums written described above. Net premiums earned also includes the impact of new business written in the prior year for which premiums are earned in the current year.

### Combined Ratio
The combined ratio decreased in 2025, primarily reflecting lower catastrophe losses, partially offset by lower favorable prior period development. The CAY combined ratio excluding catastrophe losses decreased in 2025, primarily due to lower loss expectations in property and casualty lines.

## Life Insurance

The Life Insurance segment comprises our international life operations including the life and asset management business of Huatai Group, Chubb Tempest Life Re (Chubb Life Re), and the supplemental accident, health, disability, and life business of Chubb Benefits.

| | | | | % Change | |
|---|---|---|---|---|---|
| (in millions of U.S. dollars, except for percentages) | 2025 | 2024 | 2023 | 2025 vs. 2024 | 2024 vs. 2023 |
| Net premiums written | $ 7,279 | $ 6,326 | $ 5,465 | 15.1 % | 15.7 % |
| Net premiums written - constant dollars | | | | 17.3 % | 18.5 % |
| Net premiums earned | 7,224 | 6,273 | 5,398 | 15.1 % | 16.2 % |
| Losses and loss expenses | 109 | 112 | 114 | (2.7)% | (1.8)% |
| Policy benefits | 4,961 | 4,101 | 3,216 | 21.0 % | 27.5 % |
| Policy acquisition costs | 1,330 | 1,202 | 1,089 | 10.7 % | 10.3 % |
| Administrative expenses | 836 | 880 | 771 | (5.1)% | 14.3 % |
| Net investment income | 1,127 | 1,003 | 756 | 12.4 % | 32.7 % |
| Other (income) expense | (165) | (159) | (115) | 3.8 % | 39.7 % |
| Amortization of purchased intangibles | 38 | 42 | 30 | (10.4)% | 40.5 % |
| Segment income | $ 1,242 | $ 1,098 | $ 1,049 | 13.1 % | 4.6 % |
| Segment income - constant dollars | | | | 16.7 % | 7.3 % |

### Premiums

Net premiums written increased $953 million in 2025, or $1,076 million on a constant-dollar basis.

For our international life operations, net premiums written increased 14.8 percent, or 17.4 percent on a constant-dollar basis, primarily driven by strong new business in North Asia, notably in Hong Kong, Huatai, Taiwan, and Korea. Growth also includes $117 million from a one-time large transaction in New Zealand.

Net premiums written in our Chubb Benefits business increased 17.3 percent, or 17.9 percent on a constant-dollar basis in 2025, from growth in worksite business of 32.1 percent.

### Deposits
The following table presents deposits collected on universal life and investment contracts:

| | | | | % Change | | |
|---|---|---|---|---|---|---|
| (in millions of U.S. dollars, except for percentages) | 2025 | 2024 | 2023 | 2025 vs. 2024 | C$ 2025 vs. 2024 | 2024 vs. 2023 |
| Deposits collected on universal life and investment contracts | $ 2,227 | $ 2,571 | $ 1,590 | (13.4)% | (14.3)% | 61.8 % |

Deposits collected on universal life and investment contracts (life deposits) are not reflected as revenues in our Consolidated statements of operations in accordance with U.S. GAAP. However, new life deposits are an important component of production, and although they do not significantly affect current period income from operations, they are key to our efforts to grow our business. Life deposits collected decreased $344 million in 2025, reflecting a shift towards insurance products in Taiwan, and market volatility.

### Life Insurance segment income
Life Insurance segment income increased $144 million in 2025, or $178 million on a constant-dollar basis, reflecting the growth in premiums described above, expense leverage, and higher fees and net investment income from asset growth.

## Corporate

Corporate results primarily include the results of our non-insurance companies, income and expenses not attributable to reportable segments, and loss and loss expenses of asbestos and environmental (A&E) liabilities and certain other non-A&E run-off exposures, including molestation. Effective July 1, 2023, 100 percent of Huatai Group's non-insurance operations results, comprising real estate and holding company activity, are included in Corporate.

| (in millions of U.S. dollars, except for percentages) | 2025 | 2024 | 2023 | % Change 2025 vs. 2024 | % Change 2024 vs. 2023 |
|---|---|---|---|---|---|
| Losses and loss expenses | $ 309 | $ 299 | $ 281 | 2.9 % | 6.8 % |
| Administrative expenses | 472 | 432 | 402 | 9.6 % | 6.9 % |
| Underwriting income (loss) | (781) | (731) | (683) | 6.8 % | 6.9 % |
| Net investment income (loss) | (93) | (105) | 25 | (11.6)% | NM |
| Other income (expense) | 676 | 490 | 380 | 37.9 % | 29.0 % |
| Amortization of purchased intangibles | 148 | 163 | 176 | (9.4)% | (6.6)% |
| Net realized gains (losses) | 294 | (91) | (602) | NM | (85.0)% |
| Market risk benefits gains (losses) | (288) | (140) | (307) | 105.3 % | (54.3)% |
| Interest expense | 764 | 741 | 672 | 3.1 % | 10.2 % |
| Integration expenses and severance | 79 | 39 | 69 | 100.3 % | (43.4)% |
| Income tax expense | 2,422 | 1,815 | 511 | 33.5 % | NM |
| Net loss | $ (3,605) | $ (3,335) | $ (2,615) | 8.1 % | 27.5 % |
| Net income (loss) attributable to noncontrolling interests | 312 | 368 | (13) | (15.3)% | NM |
| Net loss attributable to Chubb | $ (3,917) | $ (3,703) | $ (2,602) | 5.8 % | 42.3 % |

NM – not meaningful

Losses and loss expenses increased in 2025 primarily due to adverse development relating to our legacy asbestos and environmental exposures, and non A&E run-off casualty exposure, including molestation.

Administrative expenses increased in 2025, primarily due to increased spending to support growth, including digital growth initiatives and higher employee-related expenses.

Integration expenses and severance principally comprise legal and professional fees and all other costs primarily related to acquisitions, as well as severance expenses incurred as part of transformation initiatives to enhance operational efficiency. These expenses are one-time in nature and are not related to the on-going business activities of the segments. The Chief Executive Officer does not manage segment results or allocate resources to segments when considering these costs and they are therefore excluded from our definition of segment income.

Refer to the respective sections that follow for a discussion of Net realized gains (losses), Net investment income (loss), Amortization of purchased intangibles, and Income tax expense (benefit). Refer to Notes 11 and 18 to the Consolidated Financial Statements for additional information on Market risk benefits gains (losses) and Other (income) expense, respectively.

### Effective Income Tax Rate

Our effective tax rate (ETR) was 18.6 percent, 15.8 percent, and 5.4 percent in 2025, 2024, and 2023, respectively. Our ETR reflects a mix of income or losses in jurisdictions with a wide range of tax rates, permanent differences between U.S. GAAP and local tax laws, and the impact of discrete items. A change in the geographic mix of earnings could impact our ETR. The increase in the ETR from 2024 to 2025 was primarily due to the enactment of Bermuda's new income tax law. The increase in the ETR from 2023 to 2024 was primarily due to a one-time deferred tax benefit recorded in 2023 of $1.14 billion related to the enactment of Bermuda's new income tax law, and our mix of earnings among various jurisdictions, partially offset by discrete tax items.

## Net Realized and Unrealized Gains (Losses)

We take a long-term view with our investment strategy, and our investment managers manage our investment portfolio to maximize total return within specific guidelines designed to minimize risk. The majority of our investment portfolio is available-for-sale and reported at fair value.

The effect of market movements on our fixed maturities available-for-sale portfolio impacts Net income (through Net realized gains (losses)) when securities are sold, when we write down an asset, or when we record a change to the valuation allowance for expected credit losses. For a further discussion related to how we assess the valuation allowance for expected credit losses and the related impact on Net income, refer to Note 1 f) to the Consolidated Financial Statements. The effect of market movements on fixed maturities related to consolidated investment products and investments supporting certain participating products in the Huatai portfolio impact Net realized gains (losses). Additionally, Net income is impacted through the reporting of changes in the fair value of public and private equity securities and derivatives, including financial futures, options, and swaps. Changes in unrealized appreciation and depreciation on available-for-sale securities, resulting from the revaluation of securities held, changes in cumulative foreign currency translation adjustment, changes in current discount rate on future policy benefits, changes in instrument-specific credit risk on market risk benefits, unrealized postretirement benefit obligations liability adjustment, and cross-currency swaps designated as hedges for accounting purposes are reported as separate components of Accumulated other comprehensive income (loss) in Shareholders' equity in the Consolidated balance sheets.

The following table presents our net realized and unrealized gains (losses):

| | | | | | | Year Ended December 31 | |
|---|---|---|---|---|---|---|---|
| | **2025** | | | | | 2024 | 2023 |
| (in millions of U.S. dollars) | **Net Realized Gains (Losses)** | **Net Unrealized Gains (Losses)** | **Net Impact** | Net Realized Gains (Losses) | Net Unrealized Gains (Losses) | Net Impact | Net Realized Gains (Losses) |
| Fixed maturities [1][2] | $ (198) | $ 2,655 | $ 2,457 | $ 191 | $ (251) | $ (60) | $ (481) |
| Investment and embedded derivative instruments | (37) | — | (37) | (189) | — | (189) | (53) |
| Public equity | | | | | | | |
| Sales | 185 | — | 185 | 25 | — | 25 | (68) |
| Mark-to-market | 471 | — | 471 | 169 | — | 169 | 30 |
| Private equity (less than 3 percent ownership) | | | | | | | |
| Mark-to-market | 99 | — | 99 | 124 | — | 124 | 70 |
| Total investment portfolio | 520 | 2,655 | 3,175 | 320 | (251) | 69 | (502) |
| Other derivative instruments | (21) | — | (21) | (4) | — | (4) | (10) |
| Foreign exchange | (223) | 1,047 | 824 | (223) | (1,177) | (1,400) | (183) |
| Current discount rate on future policy benefits | — | 235 | 235 | — | (701) | (701) | — |
| Instrument-specific credit risk on market risk benefits | — | (8) | (8) | — | 7 | 7 | — |
| Other [3] | (65) | 49 | (16) | 24 | 257 | 281 | 88 |
| Net gains (losses), pre-tax | $ 211 | $ 3,978 | $ 4,189 | $ 117 | $ (1,865) | $ (1,748) | $ (607) |

[1]    2025 includes a net decrease of the valuation allowance of expected credit losses of $19 million and impairments of $49 million.

[2]    2024 includes a net decrease of the valuation allowance of expected credit losses of $86 million and impairments of $94 million.

[3]    2023 includes a one-time realized gain of $135 million as a result of the consolidation of Huatai Group.

Pre-tax net unrealized gains of $2,655 million in 2025 in our investment portfolio were primarily driven by lower interest rates.

Pre-tax net realized gains of $211 million in 2025 mainly comprised mark-to-market gains on equity securities, partially offset by foreign exchange losses and net realized losses on fixed maturities.

**Non-GAAP Reconciliation**

In presenting our results, we included and discussed certain non-GAAP measures. These non-GAAP measures, which may be defined differently by other companies, are important for an understanding of our overall results of operations and financial condition. However, they should not be viewed as a substitute for measures determined in accordance with GAAP.

We provide financial measures, including net premiums written, net premiums earned, segment income, and underwriting income on a constant-dollar basis. We believe it is useful to evaluate the trends in our results exclusive of the effect of fluctuations in exchange rates between the U.S. dollar and the currencies in which our international business is transacted, as these exchange rates could fluctuate significantly between periods and distort the analysis of trends. The impact is determined by assuming constant foreign exchange rates between periods by translating prior period results using the same local currency exchange rates as the comparable current period.

P&C performance metrics comprise consolidated operating results (including Corporate) and exclude the operating results of the Life Insurance segment. We believe that these measures are useful and meaningful to investors as they are used by management to assess the company's P&C operations which are the most economically similar. We exclude the Life Insurance segment because the results of this business do not always correlate with the results of our P&C operations.

P&C combined ratio is the sum of the loss and loss expense ratio, policy acquisition cost ratio and the administrative expense ratio excluding the life business and including the realized gains and losses on the crop derivatives. These derivatives were purchased to provide economic benefit, in a manner similar to reinsurance protection, in the event that a significant decline in commodity pricing impacts underwriting results. We view gains and losses on these derivatives as part of the results of our underwriting operations.

CAY P&C combined ratio excluding catastrophe losses (CATs) excludes CATs and prior period development (PPD) from the P&C combined ratio. We exclude CATs as they are not predictable as to timing and amount and PPD as these unexpected loss developments on historical reserves are not indicative of our current underwriting performance. The combined ratio numerator is adjusted to exclude CATs, PPD, and expense adjustments on PPD, and the denominator is adjusted to exclude net premiums earned adjustments on PPD and reinstatement premiums on CATs and PPD. In periods where there are adjustments on loss sensitive policies, these adjustments are excluded from PPD and net premiums earned when calculating the ratios. We believe this measure provides a better evaluation of our underwriting performance and enhances the understanding of the trends in our P&C business that may be obscured by these items. This measure is commonly reported among our peer companies and allows for a better comparison.

Reinstatement premiums are additional premiums paid on certain reinsurance agreements in order to reinstate coverage that had been exhausted by loss occurrences. The reinstatement premium amount is typically a pro rata portion of the original ceded premium paid based on how much of the reinsurance limit had been exhausted.

Net premiums earned adjustments within PPD are adjustments to the initial premium earned on retrospectively rated policies based on actual claim experience that develops after the policy period ends. The premium adjustments correlate to the prior period loss development on these same policies and are fully earned in the period the adjustments are recorded.

Prior period expense adjustments typically relate to adjustable commission reserves or policyholder dividend reserves based on actual claim experience that develops after the policy period ends. The expense adjustments correlate to the prior period loss development on these same policies.

Total adjusted capitalization is the sum of the short-term debt, long-term debt, hybrid debt, and Chubb shareholders' equity less Chubb unrealized gains (losses) on investments, net of deferred tax. This measure is meaningful as it eliminates the effect of after-tax unrealized mark-to-market movements on our investment portfolio, which can fluctuate significantly from period to period, to better highlight our underlying total capital position.

The following tables present the calculation of combined ratio, as reported for each segment to P&C combined ratio, adjusted for CATs and PPD:

| For the Year Ended December 31, 2025 (in millions of U.S. dollars except for ratios) | | North America Commercial P&C Insurance | North America Personal P&C Insurance | North America Agricultural Insurance | Overseas General Insurance | Global Reinsurance | Corporate | Total P&C |
|---|---|---|---|---|---|---|---|---|
| **Numerator** | | | | | | | | |
| **Losses and loss expenses/policy benefits** | A | $ 12,313 | $ 4,517 | $ 2,239 | $ 7,059 | $ 640 | $ 309 | $ 27,077 |
| Catastrophe losses and related adjustments | | | | | | | | |
| Catastrophe losses, net of related adjustments | | (584) | (1,721) | (24) | (505) | (87) | — | (2,921) |
| Reinstatement premiums collected (expensed) on catastrophe losses | | (2) | (53) | — | (17) | 14 | — | (58) |
| Catastrophe losses, gross of related adjustments | | (582) | (1,668) | (24) | (488) | (101) | — | (2,863) |
| PPD and related adjustments | | | | | | | | |
| PPD, net of related adjustments - favorable (unfavorable) | | 421 | 403 | 121 | 471 | 23 | (306) | 1,133 |
| Net premiums earned adjustments on PPD - unfavorable (favorable) | | 86 | — | (114) | — | — | — | (28) |
| Expense adjustments - unfavorable (favorable) | | 3 | — | (20) | — | 1 | — | (16) |
| PPD reinstatement premiums - unfavorable (favorable) | | 37 | — | — | 6 | — | — | 43 |
| PPD, gross of related adjustments - favorable (unfavorable) | | 547 | 403 | (13) | 477 | 24 | (306) | 1,132 |
| **CAY loss and loss expense ex CATs** | B | $ 12,278 | $ 3,252 | $ 2,202 | $ 7,048 | $ 563 | $ 3 | $ 25,346 |
| **Policy acquisition costs and administrative expenses** | | | | | | | | |
| Policy acquisition costs and administrative expenses | C | $ 4,285 | $ 1,673 | $ 163 | $ 5,159 | $ 433 | $ 472 | $ 12,185 |
| Expense adjustments - favorable (unfavorable) | | (3) | — | 20 | — | (1) | — | 16 |
| Policy acquisition costs and administrative expenses, adjusted | D | $ 4,282 | $ 1,673 | $ 183 | $ 5,159 | $ 432 | $ 472 | $ 12,201 |
| Denominator | | | | | | | | |
| **Net premiums earned** | E | $ 20,381 | $ 6,763 | $ 2,919 | $14,374 | $ 1,353 | | $ 45,790 |
| Reinstatement premiums (collected) expensed on catastrophe losses | | 2 | 53 | — | 17 | (14) | | 58 |
| Net premiums earned adjustments on PPD - unfavorable (favorable) | | 86 | — | (114) | — | — | | (28) |
| PPD reinstatement premiums - unfavorable (favorable) | | 37 | — | — | 6 | — | | 43 |
| **Net premiums earned excluding adjustments** | F | $ 20,506 | $ 6,816 | $ 2,805 | $14,397 | $ 1,339 | | $ 45,863 |
| **P&C Combined ratio** | | | | | | | | |
| Loss and loss expense ratio | A/E | 60.4 % | 66.8 % | 76.7 % | 49.1 % | 47.3 % | | 59.1 % |
| Policy acquisition cost and administrative expense ratio | C/E | 21.0 % | 24.7 % | 5.6 % | 35.9 % | 32.0 % | | 26.6 % |
| P&C Combined ratio | | 81.4 % | 91.5 % | 82.3 % | 85.0 % | 79.3 % | | 85.7 % |
| **CAY P&C Combined ratio ex CATs** | | | | | | | | |
| Loss and loss expense ratio, adjusted | B/F | 59.9 % | 47.7 % | 78.5 % | 49.0 % | 42.1 % | | 55.3 % |
| Policy acquisition cost and administrative expense ratio, adjusted | D/F | 20.9 % | 24.6 % | 6.5 % | 35.8 % | 32.2 % | | 26.6 % |
| CAY P&C Combined ratio ex CATs | | 80.8 % | 72.3 % | 85.0 % | 84.8 % | 74.3 % | | 81.9 % |
| **Combined ratio** | | | | | | | | |
| Combined ratio | | | | | | | | 85.7 % |
| Add: impact of gains and losses on crop derivatives | | | | | | | | — |
| P&C Combined ratio | | | | | | | | 85.7 % |

Note: The ratios above are calculated using whole U.S. dollars. Accordingly, calculations using rounded amounts may differ. Letters A, B, C, D, E, and F included in the table are references for calculating the ratios above.

| For the Year Ended December 31, 2024 (in millions of U.S. dollars except for ratios) | | North America Commercial P&C Insurance | North America Personal P&C Insurance | North America Agricultural Insurance | Overseas General Insurance | Global Reinsurance | Corporate | Total P&C |
|---|---|---|---|---|---|---|---|---|
| **Numerator** | | | | | | | | |
| **Losses and loss expenses/policy benefits** | A | $ 12,737 | $ 3,584 | $ 2,170 | $ 6,822 | $ 711 | $ 299 | $ 26,323 |
| Catastrophe losses and related adjustments | | | | | | | | |
| Catastrophe losses, net of related adjustments | | (1,103) | (622) | (60) | (459) | (143) | — | (2,387) |
| Reinstatement premiums collected (expensed) on catastrophe losses | | — | — | — | — | 14 | — | 14 |
| Catastrophe losses, gross of related adjustments | | (1,103) | (622) | (60) | (459) | (157) | — | (2,401) |
| PPD and related adjustments | | | | | | | | |
| PPD, net of related adjustments - favorable (unfavorable) | | 428 | 305 | 104 | 290 | 25 | (296) | 856 |
| Net premiums earned adjustments on PPD - unfavorable (favorable) | | 70 | — | 63 | — | — | — | 133 |
| Expense adjustments - unfavorable (favorable) | | (5) | — | 3 | — | 2 | — | — |
| PPD reinstatement premiums - unfavorable (favorable) | | — | — | — | — | 2 | — | 2 |
| PPD, gross of related adjustments - favorable (unfavorable) | | 493 | 305 | 170 | 290 | 29 | (296) | 991 |
| **CAY loss and loss expense ex CATs** | B | $ 12,127 | $ 3,267 | $ 2,280 | $ 6,653 | $ 583 | $ 3 | $ 24,913 |
| **Policy acquisition costs and administrative expenses** | | | | | | | | |
| Policy acquisition costs and administrative expenses | C | $ 4,055 | $ 1,590 | $ 181 | $ 4,761 | $ 381 | $ 432 | $ 11,400 |
| Expense adjustments - favorable (unfavorable) | | 5 | — | (3) | — | (2) | — | — |
| Policy acquisition costs and administrative expenses, adjusted | D | $ 4,060 | $ 1,590 | $ 178 | $ 4,761 | $ 379 | $ 432 | $ 11,400 |
| **Denominator** | | | | | | | | |
| **Net premiums earned** | E | $ 20,008 | $ 6,188 | $ 2,705 | $13,400 | $ 1,272 | | $ 43,573 |
| Reinstatement premiums (collected) expensed on catastrophe losses | | — | — | — | — | (14) | | (14) |
| Net premiums earned adjustments on PPD - unfavorable (favorable) | | 70 | — | 63 | — | — | | 133 |
| PPD reinstatement premiums - unfavorable (favorable) | | — | — | — | — | 2 | | 2 |
| **Net premiums earned excluding adjustments** | F | $ 20,078 | $ 6,188 | $ 2,768 | $13,400 | $ 1,260 | | $ 43,694 |
| **P&C Combined ratio** | | | | | | | | |
| Loss and loss expense ratio | A/E | 63.7 % | 57.9 % | 80.2 % | 50.9 % | 55.9 % | | 60.4 % |
| Policy acquisition cost and administrative expense ratio | C/E | 20.2 % | 25.7 % | 6.7 % | 35.5 % | 30.0 % | | 26.2 % |
| P&C Combined ratio | | 83.9 % | 83.6 % | 86.9 % | 86.4 % | 85.9 % | | 86.6 % |
| **CAY P&C Combined ratio ex CATs** | | | | | | | | |
| Loss and loss expense ratio, adjusted | B/F | 60.4 % | 52.8 % | 82.4 % | 49.7 % | 46.2 % | | 57.0 % |
| Policy acquisition cost and administrative expense ratio, adjusted | D/F | 20.2 % | 25.7 % | 6.4 % | 35.5 % | 30.2 % | | 26.1 % |
| CAY P&C Combined ratio ex CATs | | 80.6 % | 78.5 % | 88.8 % | 85.2 % | 76.4 % | | 83.1 % |
| **Combined ratio** | | | | | | | | |
| Combined ratio | | | | | | | | 86.6 % |
| Add: impact of gains and losses on crop derivatives | | | | | | | | — |
| P&C Combined ratio | | | | | | | | 86.6 % |

Note: The ratios above are calculated using whole U.S. dollars. Accordingly, calculations using rounded amounts may differ. Letters A, B, C, D, E and F included in the table are references for calculating the ratios above.

| For the Year Ended December 31, 2023 (in millions of U.S. dollars except for ratios) | | North America Commercial P&C Insurance | North America Personal P&C Insurance | North America Agricultural Insurance | Overseas General Insurance | Global Reinsurance | Corporate | Total P&C |
|---|---|---|---|---|---|---|---|---|
| **Numerator** | | | | | | | | |
| **Losses and loss expenses/policy benefits** | A | $ 11,256 | $ 3,511 | $ 2,874 | $ 6,100 | $ 426 | $ 281 | $ 24,448 |
| Catastrophe losses and related adjustments | | | | | | | | |
| Catastrophe losses, net of related adjustments | | (710) | (669) | (39) | (403) | (7) | — | (1,828) |
| Reinstatement premiums collected (expensed) on catastrophe losses | | — | — | — | — | — | — | — |
| Catastrophe losses, gross of related adjustments | | (710) | (669) | (39) | (403) | (7) | — | (1,828) |
| PPD and related adjustments | | | | | | | | |
| PPD, net of related adjustments - favorable (unfavorable) | | 494 | 134 | 18 | 376 | 28 | (277) | 773 |
| Net premiums earned adjustments on PPD - unfavorable (favorable) | | 78 | — | 6 | — | — | — | 84 |
| Expense adjustments - unfavorable (favorable) | | 20 | — | — | — | (1) | — | 19 |
| PPD reinstatement premiums - unfavorable (favorable) | | — | (2) | — | — | 8 | — | 6 |
| PPD, gross of related adjustments - favorable (unfavorable) | | 592 | 132 | 24 | 376 | 35 | (277) | 882 |
| **CAY loss and loss expense ex CATs** | B | $ 11,138 | $ 2,974 | $ 2,859 | $ 6,073 | $ 454 | $ 4 | $ 23,502 |
| **Policy acquisition costs and administrative expenses** | | | | | | | | |
| Policy acquisition costs and administrative expenses | C | $ 3,765 | $ 1,457 | $ 149 | $ 4,332 | $ 301 | $ 402 | $ 10,406 |
| Expense adjustments - favorable (unfavorable) | | (20) | — | — | — | 1 | — | (19) |
| Policy acquisition costs and administrative expenses, adjusted | D | $ 3,745 | $ 1,457 | $ 149 | $ 4,332 | $ 302 | $ 402 | $ 10,387 |
| **Denominator** | | | | | | | | |
| **Net premiums earned** | E | $ 18,416 | $ 5,536 | $ 3,169 | $12,231 | $ 962 | | $ 40,314 |
| Net premiums earned adjustments on PPD - unfavorable (favorable) | | 78 | — | 6 | — | — | | 84 |
| PPD reinstatement premiums - unfavorable (favorable) | | — | (2) | — | — | 8 | | 6 |
| **Net premiums earned excluding adjustments** | F | $ 18,494 | $ 5,534 | $ 3,175 | $12,231 | $ 970 | | $ 40,404 |
| **P&C Combined ratio** | | | | | | | | |
| Loss and loss expense ratio | A/E | 61.1 % | 63.4 % | 90.7 % | 49.9 % | 44.3 % | | 60.6 % |
| Policy acquisition cost and administrative expense ratio | C/E | 20.5 % | 26.3 % | 4.7 % | 35.4 % | 31.2 % | | 25.9 % |
| P&C Combined ratio | | 81.6 % | 89.7 % | 95.4 % | 85.3 % | 75.5 % | | 86.5 % |
| **CAY P&C Combined ratio ex CATs** | | | | | | | | |
| Loss and loss expense ratio, adjusted | B/F | 60.2 % | 53.8 % | 90.1 % | 49.7 % | 46.8 % | | 58.2 % |
| Policy acquisition cost and administrative expense ratio, adjusted | D/F | 20.3 % | 26.3 % | 4.6 % | 35.4 % | 31.1 % | | 25.7 % |
| CAY P&C Combined ratio ex CATs | | 80.5 % | 80.1 % | 94.7 % | 85.1 % | 77.9 % | | 83.9 % |
| **Combined ratio** | | | | | | | | |
| Combined ratio | | | | | | | | 86.5 % |
| Add: impact of gains and losses on crop derivatives | | | | | | | | — |
| P&C Combined ratio | | | | | | | | 86.5 % |

Note: The ratios above are calculated using whole U.S. dollars. Accordingly, calculations using rounded amounts may differ. Letters A, B, C, D, E and F included in the table are references for calculating the ratios above.

**Net Investment Income**

| (in millions of U.S. dollars, except for percentages) | **2025** | 2024 | 2023 |
|---|---|---|---|
| Average invested assets [1] | **$ 143,984** | $ 131,926 | $ 118,357 |
| Net investment income [2] | **$ 6,465** | $ 5,930 | $ 4,937 |
| Yield on average invested assets | **4.5 %** | 4.5 % | 4.2 % |
| Market yield on fixed maturities | **5.0 %** | 5.2 % | 5.3 % |

[1] Excludes consolidated investment products and private equities where we own more than three percent.
[2] Includes $8 million, $16 million, and $21 million of amortization expense related to the fair value adjustment of acquired invested assets in 2025, 2024, and 2023, respectively. Excludes investment income from our private equities where we own more than 3 percent interest.

Net investment income is influenced by a number of factors including the amounts and timing of inward and outward cash flows, the level of interest rates, and changes in overall asset allocation. Net investment income increased 9.0 percent in 2025 compared with 2024, primarily due to higher average invested assets. Refer to Note 1 f) to the Consolidated Financial Statements for additional information.

For private equities where we own less than three percent, investment income is included within Net investment income in the table above. For private equities where we own more than three percent, investment income is included within Other (income) expense in the Consolidated statements of operations. Excluded from Net investment income is the mark-to-market movement for private equities, which is recorded within either Other (income) expense or Net realized gains (losses) based on our percentage of ownership. The total mark-to-market movement for private equities excluded from Net investment income was as follows:

| (in millions of U.S. dollars) | **2025** | 2024 | 2023 |
|---|---|---|---|
| Total mark-to-market gain on private equity, pre-tax | **$ 809** | $ 661 | $ 504 |

**Interest Expense**

Interest expense was $764 million, $741 million, and $672 million for the years ended December 31, 2025, 2024, and 2023, respectively. Interest expense increased in 2025 primarily due to newly issued debt, including the 2025 issuances of Chinese yuan renminbi term loans and bonds, and U.S. dollar senior notes. This increase was partially offset by the maturity of $800 million senior notes in March 2025, as well as lower interest rates on collateral and funds held.

Pre-tax interest expense is expected to total $772 million for 2026, based on projected variable expenses and existing debt obligations as of December 31, 2025, at current foreign exchange rates. Interest expense in 2026 is expected to be higher primarily as a result of the debt issued throughout 2025. Refer to Note 13 to the Consolidated Financial Statements, under Item 8, for more information.

**Amortization of Purchased Intangibles and Other Amortization**

*Amortization of purchased intangibles*
Amortization expense related to purchased intangibles was $301 million, $323 million, and $310 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The amortization of purchased intangibles expense in 2026 is expected to be $287 million, or approximately $72 million each quarter. Refer to Note 7 to the Consolidated Financial Statements, under Item 8, for more information on the expected pre-tax amortization expense of purchased intangibles, at current foreign currency exchange rates, for the next five years.

At December 31, 2025, the deferred tax liability associated with the Other intangible assets (excluding the fair value adjustment on Unpaid losses and loss expenses) was $1,436 million, of which $72 million is expected to be reversed in 2026.

***Amortization of the fair value adjustment on assumed long-term debt***
The expected amortization benefit from the fair value adjustment on assumed long-term debt related to the Chubb Corp acquisition is $21 million annually for the next five years, which is recorded as a reduction to interest expense.

## Investments

Our investment portfolio is invested primarily in publicly traded, investment grade, fixed income securities with an average credit quality of A/A as rated by the independent investment rating services Standard and Poor's (S&P)/ Moody's Investors Service (Moody's) at December 31, 2025. The portfolio is primarily managed externally by independent, professional investment managers and is broadly diversified across geographies, sectors, and issuers. We hold no collateralized debt obligations in our investment portfolio, and we provide no credit default protection. We have long-standing global credit limits for our entire portfolio across the organization. Exposures are aggregated, monitored, and actively managed by our Global Credit Committee, comprising senior executives, including our Chief Financial Officer, our Chief Risk Officer, our Chief Investment Officer, and our Treasurer. We also have well-established, strict contractual investment rules requiring managers to maintain highly diversified exposures to individual issuers and closely monitor investment manager compliance with portfolio guidelines.

The average duration of our fixed income securities, including the effect of futures, options, and swaps, was 5.0 years and 5.1 years at December 31, 2025 and 2024, respectively. We estimate that a 100 basis point (bps) increase in interest rates would reduce the valuation of our fixed income portfolio by approximately $6.8 billion at December 31, 2025. The following table shows the fair value and cost/amortized cost, net of valuation allowance, of our invested assets:

| | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
| (in millions of U.S. dollars) | Fair Value | Cost/ Amortized Cost, Net | Fair Value | Cost/ Amortized Cost, Net |
| Short-term investments | $ 4,840 | $ 4,840 | $ 5,142 | $ 5,143 |
| Other Investments - Fixed Maturities | 8,091 | 8,091 | 6,265 | 6,265 |
| Fixed maturities available-for-sale | 122,680 | 124,674 | 110,363 | 115,013 |
| Fixed income securities | 135,611 | 137,605 | 121,770 | 126,421 |
| Equity securities | 10,801 | 10,801 | 9,151 | 9,151 |
| Private debt held-for-investment | 2,445 | 2,411 | 2,680 | 2,628 |
| Private equities and other | 19,897 | 19,897 | 17,101 | 17,101 |
| Total investments | $ 168,754 | $ 170,714 | $ 150,702 | $ 155,301 |

The fair value of our total investments increased $18.1 billion during the year ended December 31, 2025, mainly due to the investing of operating cash flow and gains in fixed maturities available-for-sale.

The following tables present the fair value of our fixed income securities at December 31, 2025 and 2024. The first table lists investments according to type and second according to S&P credit rating:

| (in millions of U.S. dollars, except for percentages) | December 31, 2025 Fair Value | December 31, 2025 % of Total | December 31, 2024 Fair Value | December 31, 2024 % of Total |
|---|---|---|---|---|
| U.S. and local government securities | $ 3,714 | 3 % | $ 4,070 | 3 % |
| Corporate and asset-backed securities | 47,886 | 35 % | 43,207 | 36 % |
| Mortgage-backed securities | 30,724 | 23 % | 27,248 | 22 % |
| Non-U.S. | 48,447 | 35 % | 42,103 | 35 % |
| Short-term investments | 4,840 | 4 % | 5,142 | 4 % |
| Total [1] | $ 135,611 | 100 % | $ 121,770 | 100 % |
| AAA | $ 13,313 | 10 % | $ 13,933 | 11 % |
| AA | 40,720 | 30 % | 37,640 | 30 % |
| A | 35,184 | 26 % | 28,882 | 24 % |
| BBB | 23,584 | 17 % | 21,610 | 18 % |
| BB | 12,948 | 10 % | 10,789 | 9 % |
| B | 9,469 | 7 % | 8,279 | 7 % |
| Other | 393 | —% | 637 | 1 % |
| Total [1] | $ 135,611 | 100 % | $ 121,770 | 100 % |

[1]   Includes fixed maturities recorded in Other investments in the Consolidated balance sheets of $8.1 billion and $6.3 billion at December 31, 2025 and 2024, respectively.

## Corporate and asset-backed securities

The following table presents our 10 largest global exposures to corporate bonds by fair value at December 31, 2025:

| (in millions of U.S. dollars) | Fair Value |
|---|---|
| Bank of America Corp | $ 786 |
| Morgan Stanley | 745 |
| JPMorgan Chase & Co | 698 |
| Goldman Sachs Group Inc | 569 |
| Wells Fargo & Co | 564 |
| Citigroup Inc | 501 |
| Verizon Communications Inc | 429 |
| AT&T Inc | 372 |
| UBS Group AG | 370 |
| Comcast Corp | 363 |

**Mortgage-backed securities**

The following table shows the fair value and amortized cost, net of valuation allowance, of our mortgage-backed securities:

| December 31, 2025<br>(in millions of U.S. dollars) | S&P Credit Rating<br>AAA | AA | A | BBB | BB and below | Fair Value<br>Total | Amortized Cost, Net<br>Total |
|---|---|---|---|---|---|---|---|
| Agency residential mortgage-backed securities (RMBS) | $ 16 | $ 27,250 | $ — | $ — | $ — | $ 27,266 | $ 28,029 |
| Non-agency RMBS | 2,079 | 198 | 165 | 69 | 2 | 2,513 | 2,532 |
| Commercial mortgage-backed securities | 774 | 112 | 51 | 6 | 2 | 945 | 972 |
| Total mortgage-backed securities | $ 2,869 | $ 27,560 | $ 216 | $ 75 | $ 4 | $ 30,724 | $ 31,533 |

**Non-U.S.**

Chubb's local currency investment portfolios have strict contractual investment guidelines requiring managers to maintain a high quality and diversified portfolio to both sector and individual issuers. Investment portfolios are monitored daily to ensure investment manager compliance with portfolio guidelines.

Our non-U.S. investment grade fixed income portfolios are currency-matched with the insurance liabilities of our non-U.S. operations. The average credit quality of our non-U.S. fixed income securities is A/A and 40 percent of our holdings are rated AAA or guaranteed by governments or quasi-government agencies. Within the context of these investment portfolios, our government and corporate bond holdings are highly diversified across industries and geographies. Issuer limits are based on credit rating (AA—two percent, A—one percent, BBB—0.5 percent of the total portfolio) and are monitored daily via an internal compliance system. We manage our indirect exposure using the same credit rating-based investment approach. Accordingly, we do not believe our indirect exposure is material.

The following table summarizes the fair value and amortized cost, net of valuation allowance, of our non-U.S. fixed income portfolio by country/sovereign for non-U.S. government securities at December 31, 2025:

| (in millions of U.S. dollars) | Fair Value | Amortized Cost, Net |
|---|---|---|
| People's Republic of China | $ 1,952 | $ 1,987 |
| Republic of Korea | 1,772 | 1,779 |
| Kingdom of Thailand | 1,145 | 1,016 |
| Canada | 840 | 860 |
| United Mexican States | 811 | 811 |
| Taiwan | 776 | 755 |
| Federative Republic of Brazil | 651 | 662 |
| Commonwealth of Australia | 573 | 660 |
| Province of Ontario | 559 | 563 |
| Province of Hunan China | 556 | 550 |
| Other Non-U.S. Government Securities | 8,577 | 8,646 |
| Total | $ 18,212 | $ 18,289 |

The following table summarizes the fair value and amortized cost, net of valuation allowance, of our non-U.S. fixed income portfolio by country/sovereign for non-U.S. corporate securities at December 31, 2025:

| (in millions of U.S. dollars) | Fair Value | | Amortized Cost, Net | |
|---|---:|---|---:|---|
| China | $ | 8,507 | $ | 8,492 |
| United Kingdom | | 2,791 | | 2,833 |
| Canada | | 2,714 | | 2,698 |
| France | | 1,754 | | 1,746 |
| United States [1] | | 1,631 | | 1,630 |
| South Korea | | 1,400 | | 1,368 |
| Australia | | 1,317 | | 1,342 |
| Japan | | 1,081 | | 1,084 |
| Germany | | 710 | | 726 |
| Chile | | 622 | | 631 |
| Other Non-U.S. Corporate Securities | | 7,708 | | 7,721 |
| Total | $ | 30,235 | $ | 30,271 |

[1] The countries that are listed in the non-U.S. corporate fixed income portfolio above represent the ultimate parent company's country of risk. Non-U.S. corporate securities could be issued by foreign subsidiaries of U.S. corporations.

**Below-investment grade corporate fixed income portfolio**

Below-investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss from default by the borrower is greater with below-investment grade securities. Below-investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below-investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment grade issuers. At December 31, 2025, our corporate fixed income investment portfolio included below-investment grade and non-rated securities which, in total, comprised approximately 15 percent of our fixed income portfolio. Our below-investment grade and non-rated portfolio includes over 1,600 issuers, with the greatest single exposure being $206 million.

We manage high-yield bonds as a distinct and separate asset class from investment grade bonds. The allocation to high-yield bonds is explicitly set by internal management and is targeted to securities in the upper tier of credit quality (BB/B). Our minimum rating for initial purchase is BB/B. 15 external investment managers are responsible for high-yield security selection and portfolio construction. Our high-yield managers have a conservative approach to credit selection and very low historical default experience. Holdings are highly diversified across industries and generally subject to a 1.5 percent issuer limit as a percentage of high-yield allocation. We monitor position limits daily through an internal compliance system. Derivative and structured securities (e.g., credit default swaps and collateralized debt obligations) are not permitted in the high-yield portfolio.

**Asbestos and Environmental (A&E)**

**Asbestos and environmental (A&E) reserving considerations**

For asbestos, Chubb faces claims relating to policies issued to manufacturers, distributors, installers, and other parties in the chain of commerce for asbestos and products containing asbestos. Claimants will generally allege damages across an extended time period which may coincide with multiple policies covering a wide range of time periods for a single insured.

Environmental claims present exposure for remediation and defense costs associated with the contamination of property or bodily injury as a result of pollution.

The following table presents count information for asbestos claims and environmental claims by account, for direct policies only:

|  | Asbestos | | Environmental | |
|---|---|---|---|---|
|  | **2025** | 2024 | **2025** | 2024 |
| Open at beginning of year | **1,674** | 1,784 | **1,052** | 1,109 |
| Newly reported/reopened | **426** | 252 | **197** | 135 |
| Closed or otherwise disposed | **436** | 362 | **222** | 192 |
| Open at end of year | **1,664** | 1,674 | **1,027** | 1,052 |

Survival ratios are calculated by dividing the asbestos or environmental loss and allocated loss adjustment expense (ALAE) reserves by the average asbestos or environmental loss and ALAE payments for the three most recent calendar years (3-year survival ratio).

The following table presents the gross and net 3-year survival ratios for Asbestos and Environmental loss and ALAE reserves:

| (in years) | Gross loss and ALAE reserves | Net loss and ALAE reserves |
|---|---|---|
| Asbestos | 3.1 | 2.9 |
| Environmental | 4.3 | 5.1 |

The survival ratios provide only a very rough depiction of reserves and are significantly impacted by a number of factors such as aggressive settlement practices, variations in gross to ceded relationships within the asbestos or environmental claims, and levels of coverage provided. Therefore, we urge caution in using these very simplistic ratios to gauge reserve adequacy.

**Catastrophe Management**

We actively monitor and manage our catastrophe risk accumulation around the world from natural perils, which includes setting risk limits based on probable maximum loss (PML) and purchasing catastrophe reinsurance to ensure sufficient liquidity and capital to meet the expectations of regulators, rating agencies, and policyholders, and to provide shareholders with an appropriate risk-adjusted return. Chubb uses internal and external data together with sophisticated, analytical catastrophe loss and risk modeling techniques to ensure an appropriate understanding of risk, including diversification and correlation effects, across different product lines and territories. The table below presents our modeled pre-tax estimates of natural catastrophe PML, net of reinsurance, at December 31, 2025, and does not represent our expected catastrophe losses for any one year.

| | Modeled Net Probable Maximum Loss (PML) Pre-tax | | | | | |
|---|---|---|---|---|---|---|
| | Worldwide [1] Annual Aggregate | | U.S. Hurricane [2] Annual Aggregate | | California Earthquake [3] Single Occurrence | |
| (in millions of U.S. dollars, except for percentages) | Chubb | % of Total Chubb Shareholders' Equity | Chubb | % of Total Chubb Shareholders' Equity | Chubb | % of Total Chubb Shareholders' Equity |
| 1-in-10 | $ 3,003 | 4.1 % | $ 1,664 | 2.3 % | $ 170 | 0.2 % |
| 1-in-100 | $ 5,862 | 7.9 % | $ 3,919 | 5.3 % | $ 1,869 | 2.5 % |
| 1-in-250 | $ 9,285 | 12.6 % | $ 6,552 | 8.9 % | $ 2,176 | 3.0 % |

[1] Worldwide aggregate includes modeled losses arising from tropical cyclones, convective storms, earthquakes, wildfires, and inland floods and excludes "non-modeled" perils such as man-made and other catastrophe risks including pandemic.

[2] U.S. hurricane modeled losses include losses from wind, storm-surge, and related precipitation-induced flooding.

[3] California earthquake modeled losses include the fire-following sub-peril.

The PML for worldwide and key U.S. peril regions are based on our in-force portfolio at October 1, 2025, and reflect the April 1, 2025, reinsurance program as well as inuring reinsurance protection coverage. Refer to the Global Property Catastrophe Reinsurance section for more information. These estimates assume that reinsurance recoverable is fully collectible.

According to the model, for the 1-in-100 return period scenario, there is a one percent chance that our pre-tax annual aggregate losses incurred in any year from U.S. hurricane events could be in excess of $3,919 million (or 5.3 percent of total Chubb shareholders' equity at December 31, 2025).

The above estimates of Chubb's loss profile are inherently uncertain for many reasons, including the following:
* While the use of third-party modeling packages to simulate potential catastrophe losses is prevalent within the insurance industry, the models are reliant upon significant meteorology, seismology, and engineering assumptions to estimate catastrophe losses. In particular, modeled catastrophe events are not always a representation of actual events and ensuing additional loss potential;
* There is no universal standard in the preparation of insured data for use in the models, the running of the modeling software, and interpretation of loss output. These loss estimates do not represent our potential maximum exposures and it is highly likely that our actual incurred losses would vary materially from the modeled estimates;
* The potential effects of climate change add to modeling complexity; and
* Changing climate conditions could impact our exposure to natural catastrophe risks. Published studies by leading government, academic, and professional organizations combined with extensive research by Chubb climate scientists reveal the potential for increases in the frequency and severity of key natural perils such as tropical cyclones, inland flood, and wildfire. To understand the potential impacts on the Chubb portfolio, we have conducted stress tests on our peak exposure zone, namely in the U.S., using parameters outlined by the Intergovernmental Panel on Climate Change (IPCC) Climate Change 2021 report. These parameters consider the impacts of climate change and the resulting climate peril impacts over a timescale relevant to our business. The tests are conducted by adjusting our baseline view of risk for the perils of hurricane, inland flood, and wildfire in the U.S. to reflect increases in frequency and severity across the modeled domains for each of these perils. Based on these tests against the Chubb portfolio we do not expect material impacts to our baseline PMLs from climate change through December 31, 2026. These tests reflect current exposures only and exclude potentially mitigating factors such as changes to building codes, public or private risk mitigation, regulation, and public policy.

**Man-made and other catastrophes**

We have substantial exposure to losses resulting from man-made catastrophes including terrorism, cyber-attack, financial events, and other catastrophe events, including pandemics. These events are inherently unpredictable and could impact a variety of our businesses, including commercial and personal lines, life insurance, A&H, and reinsurance products. Our losses from these events could be substantial.

*Terrorism*

We offer terrorism coverage in the U.S. and in many other countries through various insurance products. We actively monitor terrorism risk and manage exposures through set risk limits based on modeled losses from certain terrorism attack scenarios, the purchase of reinsurance, and the reliance on government-sponsored terrorism reinsurance programs. In the U.S., certain protections of our terrorism exposure are provided through the Terrorism Risk Insurance Program Reauthorization Act of 2019 (TRIPRA). In 2025, TRIPRA covers 81 percent of insured losses above a deductible, estimated to be approximately $3.2 billion. Refer to "Global Property Catastrophe Reinsurance Program" for information on our reinsurance protection purchased. At our largest exposure location in the U.S., our maximum modeled losses from a 10-ton truck-bomb explosion are estimated to be $2.3 billion pre-tax based on the exposures, net of reinsurance and TRIPRA, as of December 31, 2025.

*Cyber Insurance*

While frequency and severity trends are being managed through long-standing underwriting strategies, the potential catastrophe risk that aggregation of cyber exposures presents to insurers is unique and unprecedented. In contrast with natural catastrophe risks, catastrophic cyber event scenarios are not bound by time or geography. Further, catastrophic cyber perils do not have well-established definitions or fundamental physical properties. For these reasons, catastrophic cyber events have the inherent potential for significant economic loss. Although cyber risk does not represent a material component of our net premiums written and we engage in significant risk mitigation through our underwriting and use of reinsurance, we are exposed to material losses in the event of a systemic cyber-attack.

*Financial Risk*

The consequences of adverse global or regional market and economic conditions may affect our investment portfolio. Our investment portfolio is subject to credit or default risk and may also be less liquid in times of economic weakness or market disruptions. Our investments are subject to market risks and risks inherent in individual securities. Our investment performance is highly sensitive to many factors, including interest rates, inflation, monetary and fiscal policies, and domestic and international political conditions. The volatility of our losses may force us to liquidate securities, which may cause us to incur capital losses. Realized and unrealized losses in our investment portfolio would reduce our book value, and if significant, can affect our ability to conduct business.

Moreover, we have substantial exposure to insurance products which are sensitive to certain system-wide financial conditions, such as our financial lines, surety, political risk, involuntary loss of employment (outside U.S.), and trade credit products. These products tend to be characterized by infrequent but potentially high severity losses. The majority of our exposure in these products may be impacted by an adverse economic climate such as an economic recession or depression. If the financial condition of these insureds were adversely affected by the economy or otherwise, we may experience an increase in filed claims and may incur high severity losses, which could have an adverse effect on our results of operations. We monitor credit exposures to single counterparties and to sectors of interest from sources across our operations (e.g. investments, insurance products, reinsurance recoverable, bank deposits, letters of credit) and establish guidelines for credit risk exposure at the counterparty level. Our net income may be volatile because certain variable annuity reinsurance products sold expose us to fair value liability changes that are directly affected by market and other factors and assumptions.

*Pandemic*

An outbreak of pandemic disease, such as the COVID-19 pandemic, could have a materially adverse effect on our results of operations. The vast majority of our property and liability coverages do not provide coverage for pandemic claims. However, we are subject to the potential of aggregation of loss from coverages provided in our life, A&H, and workers' compensation portfolios. We assess our direct pandemic exposure using stress scenarios that consider mortality, morbidity, and other causes of insured loss such as trip cancellation. Our assessment also incorporates the impact of a severe economic downturn which, as stated above under Financial Risk, includes an adverse impact to our investment portfolio and to our insurance products sensitive to certain system-wide financial conditions.

## Global Property Catastrophe Reinsurance Program

Chubb's core property catastrophe reinsurance program provides protection against natural catastrophes impacting its primary property operations (i.e., excluding our Global Reinsurance and Life Insurance segments).

We regularly review our reinsurance protection and corresponding property catastrophe exposures. This may or may not lead to the purchase of additional reinsurance prior to a program's renewal date. In addition, prior to each renewal date, we consider how much, if any, coverage we intend to buy and we may make material changes to the current structure in light of various factors, including modeled PML assessment at various return periods, reinsurance pricing, our risk tolerance and exposures, and various other structuring considerations.

Chubb renewed its Global Property Catastrophe Reinsurance Program for our North American and International operations effective April 1, 2025, through March 31, 2026. The program consists of three layers in excess of losses retained by Chubb on a per occurrence basis. Chubb renewed its terrorism coverage (excluding nuclear, biological, chemical and radiation coverage, with an inclusion of coverage for biological and chemical coverage for personal lines) for the United States from April 1, 2025, through March 31, 2026, with the same limits, retention, and percentage placed except that the terrorism coverage is on an aggregate basis above our retentions without a reinstatement.

| Loss Location | Layer of Loss | Comments | Notes |
|---|---|---|---|
| United States (excluding Alaska and Hawaii) | $0 million – $1.75 billion | Losses retained by Chubb | (a) |
| United States (excluding Alaska and Hawaii) | $1.75 billion – $2.85 billion | All natural perils and terrorism | (b) |
| United States (excluding Alaska and Hawaii) | $2.85 billion – $4.0 billion | All natural perils and terrorism | (c) |
| United States (excluding Alaska and Hawaii) | $4.0 billion – $5.7 billion | Named windstorm and earthquake | |
| International (including Alaska and Hawaii) | $0 million – $225 million | Losses retained by Chubb | (a) |
| International (including Alaska and Hawaii) | $225 million – $1.325 billion | All natural perils and terrorism | (b) |
| Alaska, Hawaii, and Canada | $1.325 billion – $2.475 billion | All natural perils and terrorism | (c) |

(a)  Ultimate retention will depend upon the nature of the loss and the interplay between the underlying per risk programs and certain other catastrophe programs purchased by individual business units. These other catastrophe programs have the potential to reduce our effective retention below the stated levels.

(b)  These coverages are both part of the same First layer within the Global Property Catastrophe Reinsurance Program and are fully placed with Reinsurers.

(c)  These coverages are both part of the same Second layer within the Global Property Catastrophe Reinsurance Program and are fully placed with Reinsurers.

## Political Risk and Credit Insurance

Political risk insurance is a specialized coverage that provides clients with protection against unexpected, catastrophic political or macroeconomic events, primarily in emerging markets. We participate in this market through our Bermuda based wholly-owned subsidiary Sovereign Risk Insurance Ltd. (Sovereign), and through a unit of our London-based CGM operation. Chubb is one of the world's leading underwriters of political risk and credit insurance, has a global portfolio spread across more than 150 countries and is also a member of The Berne Union. Our clients include financial institutions, national export credit agencies, leading multilateral agencies, private equity firms and multinational corporations. CGM writes political risk and credit insurance business out of underwriting offices in London, United Kingdom; Hamburg, Germany; Sao Paulo, Brazil; Singapore; Tokyo, Japan; and in the U.S. in the following locations: Chicago, New York, Los Angeles and Washington, D.C.

Our political risk insurance products provide protection to commercial lenders against defaults on cross border loans, cover investors against equity losses, and protect exporters against defaults on contracts. Commercial lenders, our largest client segment, are covered for missed scheduled loan repayments due to acts of confiscation, expropriation or nationalization by the host government, currency inconvertibility or exchange transfer restrictions, or war or other acts of political violence. In addition, in the case of loans to government-owned entities or loans that have a government guarantee, political risk policies cover scheduled payments against risks of non-payment or non-honoring of government guarantees. Private equity investors and corporations cover their equity investments against financial losses, such as expropriatory events, inability to repatriate dividends, and physical damage to their operations caused by covered political risk events. Our export contracts product provides coverage for both exporters and their financing banks against the risk of contract frustration due to government actions, including non-payment by governmental entities.

CGM's credit insurance businesses cover losses due to insolvency, protracted default, and political risk perils including export and license cancellation. Our credit insurance product provides coverage to larger companies that have sophisticated credit risk management systems, with exposure to multiple customers and that have the ability to self-insure losses up to a certain level through excess of loss coverage. It also provides coverage to trade finance banks, exporters, and trading companies, with exposure to trade-related financing instruments. CGM also has limited capacity for Specialist Credit insurance products which provide coverage for project finance and working capital loans for large corporations and banks.

We have implemented structural features in our policies in order to control potential losses within the political risk and credit insurance businesses. These include basic loss sharing features such as co-insurance and deductibles and, in the case of trade credit, the use of non-qualifying losses that drop smaller exposures deemed too difficult to assess. Ultimate loss severity is also limited by using waiting periods to enable the insurer and insured to mitigate losses and to agree on recovery strategies if a claim does materialize. We have the option to pay claims over the original loan repayment schedule, rather than in a lump sum, in order to provide insureds and the insurer additional time to remedy problems and work towards full recoveries. It is important to note that political risk and credit policies are named peril conditional insurance contracts, not financial guarantees, and claims are only paid after conditions and warranties are fulfilled. Political risk and credit insurance policies do not cover currency devaluations, bond defaults, movements in overseas equity markets, transactions deemed illegal, situations where corruption or misrepresentation has occurred, or debt that is not legally enforceable. In addition to assessing and mitigating potential exposure on a policy-by-policy basis, we also have specific risk management measures in place to manage overall exposure and risk. These measures include placing country, credit, and individual transaction limits based on country risk and credit ratings, combined single loss limits on multi-country policies, the use of quota share and excess of loss reinsurance protection as well as quarterly modeling and stress-testing of the portfolio. We have a dedicated Country and Credit Risk management team that is responsible for the portfolio.

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**Crop Insurance**

We are, and have been since the 1980s, one of the leading writers of crop insurance in the U.S. and have conducted that business through a managing general agent subsidiary of Rain and Hail. We provide protection throughout the U.S. on a variety of crops and are therefore geographically diversified, which reduces the risk of exposure to a single event or a heavy accumulation of losses in any one region. Given its concentration of risk exposed to temperature, moisture, drought, hail, and the more frequent and severe storms associated with climate change, crop insurance is a business with catastrophe-like features. Our crop insurance business comprises two components - Multiple Peril Crop Insurance (MPCI) and crop-hail insurance.

The MPCI program, offered in conjunction with the U.S. Department of Agriculture's Risk Management Agency (RMA), is a federal subsidized insurance program that covers revenue shortfalls or production losses due to natural causes such as drought, excessive moisture, hail, wind, freeze, insects, and disease. These revenue products are defined as providing both commodity price and yield coverages. Policies are available for various crops in different areas of the U.S. and generally have deductibles ranging from 10 percent to 50 percent of the insured's risk. The USDA's Risk Management Agency (RMA) sets the policy terms and conditions, rates and forms, and is also responsible for setting compliance standards. As a participant in the MPCI program, we report all details of policies to the RMA and are party to a Standard Reinsurance Agreement (SRA). The SRA sets out the relationship between private insurance companies and the Federal Crop Insurance Corporation (FCIC) concerning the terms and conditions regarding the risks each will bear including the pro-rata and state stop-loss provisions, which allows companies to limit the exposure of any one state or group of states on their underwriting results. In addition to the pro-rata and excess of loss reinsurance protections inherent in the SRA, we purchase third-party proportional and stop-loss reinsurance for our MPCI business to reduce our exposure. We may also enter into crop derivative contracts to further manage our risk exposure.

Each year the RMA issues a final SRA for the subsequent reinsurance year (i.e., the 2026 SRA covers the 2026 reinsurance year from July 1, 2025, through June 30, 2026). There were no significant changes in the terms and conditions from the 2025 SRA and, therefore, the new SRA does not impact Chubb's outlook on the crop program relative to 2026.

We recognize net premiums written as soon as estimable on our MPCI business, which is generally when we receive acreage reports from the policyholders on the various crops throughout the U.S. This allows us to best determine the premium associated with the liability that is being planted. The MPCI program has specific timeframes as to when producers must report acreage to us, and in certain cases the reporting occurs after the close of the respective reinsurance year. Once the net premium written has been recorded, the premium is then earned over the growing season for the crops. A majority of the crops that are covered in the program are typically subject to the SRA in effect at the beginning of the year. Given the major crops covered in the program, we typically see a substantial written and earned premium impact in the second and third quarters.

The pricing of MPCI premium is determined using a number of factors including commodity prices and related volatility (i.e., both impact the amount of premium we can charge to the policyholder). For example, in most states, the pricing for the MPCI revenue product for corn (i.e., insurance coverage for lower than expected crop revenue in a given season) includes a factor based on the average commodity price in February. If corn commodity prices are higher in February, compared to the February price in the prior year, and all other factors are the same, the increase in price will increase the corn premium year-over-year. Pricing is also impacted by volatility factors, which measure the likelihood commodity prices will fluctuate over the crop year. For example, if volatility is set at a higher rate compared to the prior year, and all other factors are the same, the premium charged to the policyholder will be higher year-over-year for the same level of coverage.

Losses incurred on the MPCI business are determined using both commodity price and crop yield. With respect to commodity price, there are two important periods on a large portion of the business: the month of February when the initial premium base is set, and the month of October when the final harvest price is set. If the price declines from February to October, with yield remaining at normal levels, the policyholder may be eligible to recover on the policy. However, in most cases there are deductibles on these policies, therefore, the impact of a decline in price would have to exceed the deductible before a policyholder would be eligible to recover.

We evaluate our MPCI business at an aggregate level and the combination of all of our insured crops (both winter and summer) go into our underwriting gain or loss estimate in any given year. Typically, we do not have enough information on the harvest prices or crop yield outputs to quantify the preliminary estimated impact to our underwriting results until the fourth quarter.

Our crop-hail program is a private offering. Premium is earned on the crop-hail program over the coverage period of the policy. Given the very short nature of the growing season, most crop-hail business is typically written in the second and third quarters and the recognition of earned premium is also more heavily concentrated during this timeframe. We use industry data to develop our own rates and forms for the coverage offered. The policy primarily protects farmers against yield reduction caused by hail and/or fire, and related costs such as transit to storage. We offer various deductibles to allow the grower to partially self-insure for a reduced premium cost. We limit our crop-hail exposures through the use of township liability limits and third-party reinsurance on our net retained hail business.

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**Liquidity**

Liquidity is a measure of a company's ability to generate cash flows sufficient to meet short-term and long-term cash requirements. As a holding company, Chubb Limited possesses assets that consist primarily of the stock of its subsidiaries and other investments. In addition to net investment income, Chubb Limited's cash flows depend primarily on dividends and other statutorily permissible payments. Historically, dividends and other statutorily permitted payments have come primarily from Chubb's Bermuda-based operating subsidiaries, which we refer to as our Bermuda subsidiaries. During 2025 and 2024, in accordance with a plan of liquidation and conversion of Chubb INA Holdings Inc. (Chubb INA) to a limited liability company, Chubb Limited received $4.5 billion and $2.0 billion, respectively, for the redemption of a portion of its ownership interest in Chubb INA. Chubb INA is expected to fully redeem, by the end of 2027, Chubb Limited's 20 percent ownership interest in Chubb INA. Our consolidated sources of funds consist primarily of net premiums written, fees, net investment income, and proceeds from sales and maturities of investments. Funds are used at our various companies primarily to pay claims, operating expenses, and dividends; to service debt; to purchase investments; and to fund acquisitions.

We anticipate that positive cash flows from operations (underwriting activities and investment income) should be sufficient to cover cash outflows under most loss scenarios for the near term. Should the need arise, we generally have access to capital markets and available credit facilities. Refer to "Credit Facilities" below for additional information. Our access to funds under the existing credit facility is dependent on the ability of the bank that is a party to the facility to meet its funding commitments. Should our existing credit provider experience financial difficulty, we may be required to replace credit sources, possibly in a difficult market. If we cannot obtain adequate capital or sources of credit on favorable terms, on a timely basis, or at all, our business, operating results, and financial condition could be adversely affected. To date, we have not experienced difficulty accessing our credit facility or establishing additional facilities when needed.

To further ensure the sufficiency of funds to settle unforeseen claims, we hold certain invested assets in cash and short-term investments. In addition, for certain insurance, reinsurance, or deposit contracts that tend to have relatively large and reasonably predictable cash outflows, we attempt to establish dedicated portfolios of assets that are duration-matched with the related liabilities. With respect to the duration of our overall investment portfolio, we manage asset durations to both maximize return given current market conditions and provide sufficient liquidity to cover future loss payments. At December 31, 2025, the average duration of our fixed income securities, including the effect of futures, options, and swaps, is 5.0 years, while the average expected duration of our insurance liabilities is 7.0 years.

Despite our safeguards, if paid losses accelerate beyond our ability to fund such paid losses from current operating cash flows, we might need to either liquidate a portion of our investment portfolio or arrange for financing. Potential events causing such a liquidity strain could include several significant catastrophes occurring in a relatively short period of time, large uncollectible reinsurance recoverables on paid losses (as a result of coverage disputes, reinsurers' credit problems, or decreases in the value of collateral supporting reinsurance recoverables) or increases in collateral postings under our variable annuity reinsurance business. Because each subsidiary focuses on a more limited number of specific product lines than is collectively available from the Chubb Group of Companies, the mix of business tends to be less diverse at the subsidiary level. As a result, the probability of a liquidity strain, as described above, may be greater for individual subsidiaries than when liquidity is assessed on a consolidated basis. If such a liquidity strain were to occur in a subsidiary, we could be required to liquidate a portion of our investments, potentially at distressed prices, as well as be required to contribute capital to the particular subsidiary and/or curtail dividends from the subsidiary to support holding company operations.

The payment of dividends or other statutorily permissible distributions from our operating companies are subject to the laws and regulations applicable to each jurisdiction, as well as the need to maintain capital levels adequate to support the insurance and reinsurance operations, including financial strength ratings issued by independent rating agencies. During 2025, we were able to meet all our obligations, including the payments of dividends on our Common Shares, with our net cash flows.

We assess which subsidiaries to draw dividends from based on a number of factors. Considerations such as regulatory and legal restrictions as well as the subsidiary's financial condition are paramount to the dividend decision. Chubb Limited received dividends of $1.3 billion and $1.7 billion from its Bermuda subsidiaries in 2025 and 2024, respectively. Chubb Limited received cash dividends of $23 million and $3 million and non-cash dividends of $115 million and $142 million from Swiss subsidiaries in 2025 and 2024, respectively. Chubb Limited also received dividends of $207 million and $91 million from its other international subsidiaries in 2025 and 2024, respectively.

The U.S. insurance subsidiaries of Chubb INA may pay dividends, without prior regulatory approval, subject to restrictions set out in state law of the subsidiary's domicile (or, if applicable, commercial domicile). Chubb INA's international subsidiaries are also subject to insurance laws and regulations particular to the countries in which the subsidiaries operate. These laws and regulations sometimes include restrictions that limit the amount of dividends payable without prior approval of regulatory insurance authorities. Chubb Limited received no dividends from Chubb INA in 2025 and 2024. Debt issued by Chubb INA is serviced by statutorily permissible distributions by Chubb INA's insurance subsidiaries to Chubb INA as well as other group resources. Chubb INA received cash dividends of $2.6 billion and $3.6 billion and non-cash dividends of nil and $997 million from its subsidiaries in 2025 and 2024, respectively. At December 31, 2025, the amount of dividends available to be paid to Chubb INA in 2026 from its subsidiaries without prior approval of insurance regulatory authorities totals $4.0 billion.

**Cash Flows**

Our insurance and reinsurance operations provide liquidity in that premiums are received in advance, sometimes substantially in advance, of the time claims are paid. Generally, cash flows are affected by claim payments that, due to the nature of our operations, may comprise large loss payments on a limited number of claims and which can fluctuate significantly from period to period. The irregular timing of these loss payments can create significant variations in cash flows from operations between periods. For additional information regarding estimates of future claim payments over the next twelve months, refer to our discussion of Cash Requirements within "Capital Resources". Sources of liquidity include cash from operations, routine sales of investments, and financing arrangements. The following is a discussion of our cash flows for 2025 and 2024.

Operating cash flows are generated from premiums collected and investment income received less paid losses and loss expenses, policy acquisition costs, and administrative expenses. Operating cash flows were $12.8 billion in 2025, compared to $16.2 billion in 2024. The decrease of $3.4 billion is primarily due to higher net losses, expenses, and taxes paid, partially offset by higher premiums collected. The decrease also reflects $1.1 billion in purchases of consolidated investment products (CIP) in 2025, compared to $278 million of net proceeds from sales of CIP in 2024.

Cash used for investing was $11.3 billion in 2025, compared to $13.9 billion in 2024. The decrease of $2.6 billion is primarily due to lower net purchases of fixed maturities, short-term investments, and equity securities of $3.5 billion and a decrease in cash paid for acquisitions of $249 million. These amounts were partially offset by an increase in private equity contributions (net of distributions) of $1.6 billion.

Cash used for financing was $1.9 billion in 2025, compared to $2.2 billion in 2024. The decrease of $0.3 billion is primarily from higher repurchase agreement borrowings (net of repayments) of $921 million, higher net CIP-related investments received from third-parties of $810 million, and lower repayments of long-term debt of $653 million. This activity was partially offset by higher common shares repurchased of $1.9 billion. Refer to Note 15 to the Consolidated Financial Statements for additional information on share repurchases.

Both internal and external forces influence our financial condition, results of operations, and cash flows. Claim settlements, premium levels, and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may lapse between the occurrence of an insured loss, the reporting of the loss to us, and the settlement of the liability for that loss.

We use repurchase agreements as a low-cost funding alternative. At December 31, 2025, there were $3.3 billion, including variable interest entities balances of $956 million, in repurchase agreements outstanding with various maturities over the next five months.

In addition to cash from operations, routine sales of investments, and financing arrangements, we have agreements with a third-party bank provider which implemented two international multi-currency notional cash pooling programs to enhance cash management efficiency during periods of short-term timing mismatches between expected inflows and outflows of cash by currency. The programs allow us to optimize investment income by avoiding portfolio disruption. In each program, participating Chubb entities establish deposit accounts in different currencies with the bank provider. Each day the credit or debit balances in every account are notionally translated into a single currency (U.S. dollars) and then notionally pooled. The bank extends overdraft credit to all participating Chubb entities as needed, provided that the overall notionally pooled balance of all accounts in each pool at the end of each day is at least zero. Chubb entities may incur overdraft balances as a means to address short-term liquidity needs. Any overdraft balances incurred under this program by a Chubb entity would be guaranteed by Chubb Limited (up to $1,500 million in the aggregate). Our group syndicated credit facility allows for same day drawings to fund a net pool overdraft should participating Chubb entities withdraw contributed funds from the pool.

**Capital Resources**

Capital resources consist of funds deployed or available to be deployed to support our business operations.

| (in millions of U.S. dollars, except for percentages) | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|
| Short-term debt | $ | 1,499 | $ | 800 |
| Long-term debt | | 15,728 | | 14,379 |
| Total financial debt | | 17,227 | | 15,179 |
| Trust preferred securities | | 309 | | 309 |
| Subordinated debt [1] | | 113 | | 110 |
| Total hybrid debt | | 422 | | 419 |
| Total Chubb shareholders' equity | | 73,757 | | 64,021 |
| Total capitalization | $ | 91,406 | $ | 79,619 |
| Less: Chubb unrealized gains (losses) on investments, net of deferred tax | | (1,997) | | (4,552) |
| Total adjusted capitalization | $ | 93,403 | $ | 84,171 |
| Ratio of financial debt to total adjusted capitalization [2] [3] | | 18.4 % | | 18.0 % |
| Ratio of financial debt and hybrid debt to total adjusted capitalization [2] [3] | | 18.8 % | | 18.5 % |

[1]   Capital Supplementary Bonds issued by Huatai Life.

[2]   For purposes of calculating leverage ratios, Huatai debt is based on Chubb's share (excluding noncontrolling interest).

[3]   Leverage ratios calculations have been redefined to exclude Chubb unrealized gains (losses) on investments, net of deferred tax, from total capitalization. Prior year has been updated to reflect current definition for better comparability.

The ratios of financial debt to total adjusted capitalization in the table above are higher at December 31, 2025, compared to December 31, 2024, due to the increase in debt issued during 2025, offset by strong earnings.

Repurchase agreements are excluded from the table above and are disclosed separately from short-term debt in the Consolidated balance sheets. The repurchase agreements are collateralized borrowings where we maintain the right and ability to redeem the collateral on short notice, unlike short-term debt which comprises the current maturities of our long-term debt instruments.

Chubb INA Holdings LLC (Chubb INA) completed the following debt transactions in 2025:

- March 2025: Repaid $800 million of 3.15 percent senior notes upon maturity.
- April 2025: Entered into a CNH1.8 billion term loan (approximately $249 million at the time of issuance) at 2.85 percent, due April 2028.
- July 2025: Entered into a CNH2.1 billion term loan (approximately $299 million at the time of issuance) at 2.75 percent, due July 2028.
- August 2025: Issued CNH4.5 billion bonds (approximately $627 million at the time of issuance) in 5-year, 10-year, and 30-year tranches, with interest rates ranging from 2.5 percent to 3.05 percent.
- August 2025: Issued $1.25 billion of 4.9 percent senior notes due August 2035.

Refer to Note 13 to the Consolidated Financial Statements for details about debt issued and debt redeemed.

We believe our financial strength provides us with the flexibility and capacity to obtain available funds externally through debt or equity financing on both a short-term and long-term basis. Our ability to access the capital markets is dependent on, among other things, market conditions and our perceived financial strength. We have accessed both the debt and equity markets from time to time. We generally maintain the ability to issue certain classes of debt and equity securities via an unlimited Securities and Exchange Commission (SEC) shelf registration which is renewed every three years. This allows us capital market access for refinancing as well as for unforeseen or opportunistic capital needs. We also have a shelf registration statement which allows us to issue an unlimited amount of certain classes of debt and equity from time to time. This shelf registration statement expires in October 2027.

**Securities Repurchases**

From time to time, we repurchase shares as part of our capital management program. In May 2022, the Board authorized the repurchase of up to $2.5 billion of Chubb Common Shares effective through June 30, 2023. In June 2023, the Board authorized the repurchase of up to $5.0 billion of Chubb Common Shares, effective July 1, 2023, with no expiration date. In May 2025, the Board determined to terminate the June 2023 authorization as of June 30, 2025 and concurrently authorized a new repurchase amount of up to $5.0 billion of Chubb Common Shares, effective July 1, 2025, with no expiration date.

Share repurchases may be made in the open market, in privately negotiated transactions, block trades, accelerated repurchases and/or through option or other forward transactions. In 2025, 2024, and 2023 we repurchased $3.4 billion, $2.0 billion, and $2.5 billion, respectively, of Common Shares in a series of open market transactions under the Board share repurchase authorizations at an average per share price of $282.57, $269.23, and $209.52, respectively. For the period January 1, 2026, through February 26, 2026, we repurchased 1,716,988 Common Shares for a total of $551 million in a series of open market transactions under the share repurchase program authorization. At February 26, 2026, $2.1 billion in share repurchase authorization remained.

**Common Shares**

Our Common Shares had a par value of CHF 0.50 each at December 31, 2025.

As of December 31, 2025, there were 21,006,194 Common Shares in treasury with a weighted-average cost of $223.69 per share.

Under Swiss law, dividends must be stated in Swiss francs though dividend payments are made by Chubb in U.S. dollars.

At our May 2025 annual general meeting, our shareholders approved an annual dividend for the following year of up to $3.88 per share, expected to be paid in four quarterly installments of $0.97 per share after the annual general meeting by way of distribution from capital contribution reserves, transferred to free reserves for payment. The Board will determine the record and payment dates at which the annual dividend may be paid until the date of the 2026 annual general meeting, and is authorized to abstain from distributing a dividend at its discretion. The first three quarterly installments each of $0.97 per share, have been declared by the Board and distributed as expected.

At our May 2024 annual general meeting, our shareholders approved an annual dividend for the following year of up to $3.64 per share, which was paid in four quarterly installments of $0.91 per share at dates determined by the Board after the annual general meeting by way of distribution from capital contribution reserves, transferred to free reserves for payment.

Dividend distributions on Common Shares amounted to CHF 3.18 ($3.82) per share for the year ended December 31, 2025. Refer to Note 15 to the Consolidated Financial Statements for additional information on our dividends.

**Cash Requirements**

Our cash requirements within the next twelve months include claims payable to claimants and other routine obligations typical to our business, as well as commitments related to our limited partnerships. We expect the cash required to meet these obligations to be primarily generated through a combination of cash on hand, cash from operations, routine sales of investments, and financing arrangements. We believe these sources will be sufficient to meet our anticipated cash requirements for at least the next twelve months, while maintaining sufficient liquidity for normal operating purposes. We believe our financial strength provides us with the flexibility and capacity to obtain available funds externally through debt or equity financing on both a short-term and long-term basis, if necessary. At December 31, 2025, our long-term cash requirements under our various contractual obligations and commitments include:

- *Gross loss payments under insurance and reinsurance contracts* - We are obligated to pay claims under insurance and reinsurance contracts for specified covered loss events. Total cash requirements are not determinable from underlying contracts and must be estimated. Gross loss payments under insurance and reinsurance contracts are estimated at $88.1 billion with $24.8 billion estimated due over the next twelve months. These estimated gross loss payments are inherently uncertain and the amount and timing of actual loss payments are likely to differ from these estimates and the differences could be material. Given the numerous factors and assumptions involved in both estimates of loss reserves and related estimates as to the timing of future loss payments, differences between actual and estimated loss payments will not necessarily indicate a commensurate change in ultimate loss estimates. Refer to Note 8 to the Consolidated Financial Statements for additional information.

- *Estimated payments for future policy benefits and market risk benefits* - Total estimated payments for future policy benefits and market risk benefits are estimated at $90.8 billion and $1.6 billion, respectively, with $2.6 billion and $0.2 billion estimated due over the next twelve months, respectively. The total estimated payments are gross of fees or premiums due, while the liabilities presented on our Consolidated balance sheets are discounted and net of fees and premiums due. The timing and amount of actual payments may vary from the estimates. Refer to Note 1 l) and Note 9 for additional information on future policy benefits, and Note 1 m) and Note 11 for additional information on market risk benefits.

- *Short-term, Long-term, and Hybrid debt, and related interest payments* - Total obligations for short-term, long-term, and hybrid debt maturities are $17.5 billion with $1.5 billion due over the next twelve months. Interest payments related to these obligations total $7.1 billion with $0.6 billion due over the next twelve months. These estimates are based on current exchange rates. Refer to Note 13 to the Consolidated Financial Statements for additional information.

- *Commitments on invested assets* - Total obligations for commitments related to our invested assets are $9.0 billion with $3.7 billion due over the next twelve months. Refer to Note 14 to the Consolidated Financial Statements for additional information.

- *Deposit liabilities* - Total obligations for deposit liabilities, including contract holder deposit funds, are $15.0 billion with $1.0 billion due over the next twelve months. Refer to Note 1 o) to the Consolidated Financial Statements for additional information.

- *Repurchase agreements* - We use repurchase agreements as a low-cost alternative source of liquidity within our operating subsidiaries. At December 31, 2025, there were $3.3 billion in repurchase agreements outstanding with various maturities over the next five months. Refer to Note 14 e) to the Consolidated Financial Statements for additional information.

- *Operating leases* - Total obligations for operating leases are $1.9 billion with $0.2 billion estimated due over the next twelve months. Refer to Note 14 k) to the Consolidated Financial Statements for additional information.

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**Ratings**

Chubb Limited and its subsidiaries are assigned credit and financial strength (insurance) ratings from internationally recognized rating agencies, including S&P, AM Best, Moody's, and Fitch. The ratings issued on our companies by these agencies are announced publicly and are available directly from the agencies. Our Internet site (investors.chubb.com, under Financials/ Financial Strength Ratings) also contains some information about our ratings, but such information on our website is not incorporated by reference into this report.

Financial strength ratings reflect the rating agencies' opinions of a company's claims paying ability. Independent ratings are one of the important factors that establish our competitive position in the insurance markets. The rating agencies consider many factors in determining the financial strength rating of an insurance company, including the relative level of statutory surplus necessary to support the business operations of the company. These ratings are based upon factors relevant to policyholders, agents, and intermediaries and are not directed toward the protection of investors. Such ratings are not recommendations to buy, sell, or hold securities.

Credit ratings assess a company's ability to make timely payments of principal and interest on its debt. It is possible that, in the future, one or more of the rating agencies may reduce our existing ratings. If one or more of our ratings were downgraded, we could incur higher borrowing costs, and our ability to access the capital markets could be impacted. In addition, our insurance and reinsurance operations could be adversely impacted by a downgrade in our financial strength ratings, including a possible reduction in demand for our products in certain markets. Also, we have insurance and reinsurance contracts which contain rating triggers. In the event the S&P or AM Best financial strength ratings of Chubb fall, we may be faced with the cancellation of premium or be required to post collateral on our underlying obligation associated with this premium.

**Information provided in connection with outstanding debt of subsidiaries**

Chubb INA Holdings LLC (Subsidiary Issuer) is an indirect 100 percent-owned and consolidated subsidiary of Chubb Limited (Parent Guarantor). The Parent Guarantor fully and unconditionally guarantees certain of the debt of the Subsidiary Issuer.

The following table presents the condensed balance sheets of Chubb Limited and Chubb INA Holdings LLC, after elimination of investment in any non-guarantor subsidiary:

| | Chubb Limited (Parent Guarantor) | | Chubb INA Holdings LLC (Subsidiary Issuer) | |
|---|---|---|---|---|
| | December 31 | December 31 | December 31 | December 31 |
| (in millions of U.S. dollars) | **2025** | 2024 | **2025** | 2024 |
| **Assets** | | | | |
| Investments | $ — | $ — | $ 535 | $ 436 |
| Cash | 313 | 383 | 584 | 1,002 |
| Due from parent guarantor/subsidiary issuer | 733 | 396 | — | — |
| Due from subsidiaries that are not issuers or guarantors | 470 | 464 | 662 | 592 |
| Other assets | 379 | 13 | 3,575 | 3,062 |
| Total assets | $ 1,895 | $ 1,256 | $ 5,356 | $ 5,092 |
| **Liabilities** | | | | |
| Due to parent guarantor/subsidiary issuer | $ — | $ — | $ 733 | $ 396 |
| Due to subsidiaries that are not issuers or guarantors | 339 | 231 | 120 | 105 |
| Affiliated notional cash pooling programs | — | 277 | — | — |
| Short-term debt | — | — | 1,499 | 800 |
| Long-term debt | — | — | 15,728 | 14,379 |
| Hybrid debt | — | — | 309 | 309 |
| Other liabilities | 647 | 868 | 1,809 | 1,577 |
| Total liabilities | 986 | 1,376 | 20,198 | 17,566 |
| Total equity | 909 | (120) | (14,842) | (12,474) |
| Total liabilities and equity | $ 1,895 | $ 1,256 | $ 5,356 | $ 5,092 |

The following table presents the condensed statements of operations and comprehensive loss of Chubb Limited and Chubb INA Holdings LLC, excluding equity in earnings from non-guarantor subsidiaries:

| Year Ended December 31, 2025 (in millions of U.S. dollars) | Chubb Limited (Parent Guarantor) | Chubb INA Holdings LLC (Subsidiary Issuer) |
|---|---|---|
| Net investment income (expense) | $ (1) | $ 42 |
| Net realized gains (losses) | 10 | (211) |
| Administrative expenses | 117 | (38) |
| Interest (income) expense | (12) | 536 |
| Other (income) expense | (35) | 13 |
| Integration and severance expenses | — | 1 |
| Income tax expense (benefit) | 60 | (213) |
| Net loss | $ (121) | $ (468) |
| Comprehensive loss | $ (121) | $ (490) |

**Credit Facilities**

As our Bermuda subsidiaries are non-admitted insurers and reinsurers in the U.S., the terms of certain U.S. insurance and reinsurance contracts require them to provide collateral, which can be in the form of letters of credit (LOCs). LOCs may also be used for general corporate purposes.

Should the need arise, we generally have access to the long-term capital markets, credit facilities and commercial paper. Our group syndicated credit facility has capacity of $3.0 billion and expires in December 2030. Our total letter of credit capacity is $3.8 billion, $3.0 billion of which can be used for revolving credit. At December 31, 2025, LOC borrowings outstanding under these facilities was $935 million. Our access to credit under these facilities is dependent on the ability of the bank counterparties to meet their funding commitments. Should the existing credit providers on these facilities experience financial difficulty, we may be required to replace credit sources, possibly in a difficult market. If we cannot obtain adequate capital or sources of credit on favorable terms, on a timely basis, or at all, our business, operating results, and financial condition could be adversely affected. To date, we have not experienced difficulty accessing our credit facilities or establishing additional facilities when needed.

We have the ability to borrow a total of $2.0 billion in commercial paper, supported by the $3.0 billion in group syndicated credit facility. At December 31, 2025, there were no commercial paper borrowings outstanding.

In the event we are required to provide alternative security to clients, the security could take the form of additional insurance trusts supported by our investment portfolio or funds withheld using our cash resources. The value of LOCs required is driven by, among other things, statutory liabilities reported by variable annuity guarantee reinsurance clients, loss development of existing reserves, the payment pattern of such reserves, the expansion of business, and loss experience of such business.

The facilities noted above require that we maintain certain covenants, all of which have been met at December 31, 2025. These covenants include a minimum consolidated net worth of not less than $46.0 billion, which is below our actual consolidated net worth of $78.7 billion.

Our failure to comply with the covenants under any credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize LOCs under such facility. Our failure to repay material financial obligations, as well as our failure with respect to certain other events expressly identified, would result in an event of default under the facility.

## ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

**Market Sensitive Instruments and Risk Management**
Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. We are exposed to potential losses from various market risks including changes in interest rates, equity prices, and foreign currency exchange rates. Further, through writing guaranteed living benefits (GLB) and guaranteed minimum death benefits (GMDB) products, collectively referred to as market risk benefits (MRB), we are exposed to volatility in the equity and credit markets, as well as interest rates. Our investment portfolio consists primarily of fixed income securities, denominated in both U.S. dollars and foreign currencies, which are sensitive to changes in interest rates and foreign currency exchange rates. The majority of our fixed income portfolio is classified as available-for-sale. The effect of market movements on our fixed maturities available-for-sale portfolio impacts Net income (through Net realized gains (losses)) when securities are sold, when we write down an asset, or when we record a change to the allowance for expected credit losses. Changes in interest rates and foreign currency exchange rates will have an immediate effect on Shareholders' equity and Comprehensive income and, in certain instances, Net income. The effect of market movements on fixed maturities related to consolidated investment products in the Huatai portfolio (Fixed maturities - CIP) impacts Net income (through Net realized gains (losses)). From time to time, we also use derivative instruments such as futures, options, swaps, and foreign currency forward contracts to manage the duration of our investment portfolio and foreign currency exposures, and also to obtain exposure to a particular financial market. At December 31, 2025 and 2024, our notional exposure to derivative instruments was $12.5 billion and $10.2 billion, respectively. These instruments are recognized as assets or liabilities in our Consolidated Financial Statements and are sensitive to changes in interest rates, foreign currency exchange rates, and equity security prices. As part of our investing activities, from time to time we purchase to be announced

mortgage-backed securities (TBAs). Changes in the fair value of TBAs are included in Net realized gains (losses) and, therefore, have an immediate effect on both our Net income and Shareholders' equity.

We seek to mitigate market risk using a number of techniques, including maintaining and managing the assets and liabilities of our international operations consistent with the foreign currencies of the underlying insurance and reinsurance businesses, thereby limiting exchange rate risk to net assets denominated in foreign currencies. From time to time, we use derivatives to hedge planned cross-border transactions, and designate certain derivatives to hedge foreign currency risk on our euro denominated debt and exposure in the net investments of certain foreign subsidiaries.

The following is a discussion of our primary market risk exposures at December 31, 2025. Our policies to address these risks in 2025 were not materially different from 2024. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

### Interest rate risk – fixed income portfolio and debt obligations

Our fixed income portfolio and debt obligations have exposure to interest rate risk. Changes in investment values attributable to interest rate changes are mitigated by corresponding and partially offsetting changes in the economic value of our insurance reserves and debt obligations. We monitor this exposure through periodic reviews of our asset and liability positions.

The following table presents the impact at December 31, 2025 and 2024, on the fair value of our fixed income portfolio of a hypothetical increase in interest rates of 100 bps applied instantly across the U.S. yield curve (an immediate time horizon was used as this presents the worst case scenario):

| (in billions of U.S. dollars, except for percentages) | | 2025 | | 2024 |
|---|---|---|---|---|
| Fair value of fixed income portfolio | $ | 135.6 | $ | 121.8 |
| Pre-tax impact of 100 bps increase in interest rates: | | | | |
| Decrease in dollars | $ | 6.8 | $ | 6.2 |
| As a percentage of total fixed income portfolio at fair value | | 5.0 % | | 5.1 % |

Changes in interest rates will have an immediate effect on Comprehensive income and Shareholders' equity for our available-for-sale portfolio but will not ordinarily have an immediate effect on Net income. Variations in market interest rates could produce significant changes in the timing of prepayments due to available prepayment options. For these reasons, actual results could differ from those reflected in the tables. Changes in interest rates for our fixed income – consolidated investment products will have an immediate impact on Net income (through Net realized gains (losses)).

Although our debt and hybrid debt (collectively referred to as debt obligations) are reported at amortized cost and not adjusted for fair value changes, changes in interest rates could have a material impact on their fair value, albeit there would be no impact on our Consolidated Financial Statements.

The following table presents the impact at December 31, 2025 and 2024, on the fair value of our debt obligations of a hypothetical decrease in interest rates of 100 bps applied instantly across the U.S. yield curve (an immediate time horizon was used as this presents the worst case scenario):

| (in billions of U.S. dollars, except for percentages) | | 2025 | | 2024 |
|---|---|---|---|---|
| Fair value of debt obligations | $ | 16.6 | $ | 14.3 |
| Pre-tax impact of 100 bps decrease in interest rates: | | | | |
| Increase in dollars | $ | 1.2 | $ | 1.1 |
| As a percentage of total debt obligations at fair value | | 7.3 % | | 7.4 % |

## Foreign currency management

As a global company, Chubb entities transact business in multiple currencies. Our policy is to generally match assets, liabilities and required capital for each individual jurisdiction in local currency, which would include the use of derivatives.

The following table summarizes the unhedged portion of net assets (liabilities) in non-U.S. currencies at December 31, 2025 and 2024, and excludes noncontrolling interests:

| | 2025 | | 2024 | | |
| --- | --- | --- | --- | --- | --- |
| (in millions of U.S. dollars, except for percentages) | Value of unhedged net assets (liabilities) | Exchange rate per USD | Value of unhedged net assets (liabilities) | Exchange rate per USD | 2025 vs. 2024 % change in exchange rate per USD |
| Korean won (KRW) (x100) | $ 6,196 | 0.0692 | $ 6,516 | 0.0676 | 2.4 % |
| Chinese yuan renminbi (CNH/CNY) [1] | 2,844 | 0.1431 | 3,709 | 0.1370 | 4.5 % |
| Canadian dollar (CAD) | 2,519 | 0.7286 | 2,194 | 0.6952 | 4.8 % |
| Australian dollar (AUD) | 1,545 | 0.6673 | 1,660 | 0.6188 | 7.8 % |
| Mexican peso (MXN) | 933 | 0.0555 | 852 | 0.0480 | 15.6 % |
| Thai baht (THB) | 891 | 0.0318 | 561 | 0.0291 | 9.3 % |
| Hong Kong dollar (HKD) | 615 | 0.1285 | 568 | 0.1287 | (0.2)% |
| Brazilian Real (BRL) | 520 | 0.1820 | 460 | 0.1620 | 12.3 % |
| New Zealand Dollar (NZD) | 452 | 0.5758 | 474 | 0.5594 | 2.9 % |
| Euro (EUR) [2] | 329 | 1.1746 | (797) | 1.0354 | 13.4 % |
| Other foreign currencies | 2,834 | various | 2,929 | various | NM |
| Value of unhedged portion of net assets denominated in foreign currencies [3] | $ 19,678 | | $ 19,126 | | |
| As a percentage of total net assets | 26.7 % | | 29.9 % | | |
| Pre-tax decrease to Chubb Shareholders' equity of a hypothetical 10 percent strengthening of the USD | $ 1,789 | | $ 1,739 | | |

NM – not meaningful

[1] Excludes hedged Chinese yuan renminbi net assets of $2.5 billion and $1.3 billion in 2025 and 2024, respectively.

[2] Includes unhedged portion of euro denominated debt of $2.3 billion and net assets of $2.6 billion in 2025, and $2.3 billion and $1.5 billion, respectively, in 2024. Excludes hedged euro denominated debt of $2.0 billion and $1.6 billion in 2025 and 2024, respectively.

[3] The unhedged net assets denominated in foreign currencies comprised goodwill and other intangible assets of approximately 41 percent and 47 percent at December 31, 2025 and 2024, respectively.

Chubb holds certain cross-currency swaps designated as fair value hedges and net investment hedges for foreign currency exposure associated with portions of our euro denominated debt and the net investment in certain foreign subsidiaries, respectively. These cross-currency swaps are agreements under which two counterparties exchange principal and interest payments in different currencies at a future date.

The objective of the fair value cross-currency swaps is to hedge euro 1.8 billion of the foreign currency risk on our euro denominated debt by converting cash flows back into the U.S dollar. The objective of the net investment cross-currency swaps is to hedge the foreign currency exposure in the net investments of certain foreign subsidiaries by converting cash flows from U.S. dollar to the British pound sterling (GBP 957 million), Japanese yen (JPY 43.0 billion), Swiss franc (CHF 96 million), and Chinese yuan renminbi (CNH 9.3 billion). The hedged risk is designated as the foreign currency exposure arising between the functional currency of the foreign subsidiary and the functional currency of its parent entity. For additional information refer to Note 14 to the Consolidated Financial Statements.

**Reinsurance of market risk benefits**

Market risk benefits (MRB) are measured at fair value using a valuation model based on current net exposures, market data, our experience, and other factors. Changes in fair value are recorded to Market risk benefits gains (losses) in the Consolidated statements of operations, except for the change in fair value due to a change in the instrument-specific credit risk which is recognized in Other comprehensive income. For additional information refer to Note 1 m) and Note 11 to the Consolidated Financial Statements, under Item 8.

Chubb views its MRB reinsurance business as having a similar risk profile to that of catastrophe reinsurance, with the probability of long-term economic loss relatively small at the time of pricing. Adverse changes in market factors and policyholder behavior will have an impact on both MRB gains (losses) and net income. When evaluating these risks, we expect to be compensated for taking both the risk of a cumulative long-term economic net loss, as well as the short-term accounting variations caused by these market movements. Therefore, we evaluate this business in terms of its long-term economic risk and reward.

The tables below are estimates of the sensitivities to instantaneous changes in economic inputs (e.g., equity shock, interest rate shock, etc.) at December 31, 2025, for both the fair value of the MRB liability (FVL) and the fair value of specific derivative instruments held (hedge value) to partially offset the risk in the MRB reinsurance portfolio. The following assumptions should be considered when using the below tables:

- Equity shocks impact all global equity markets equally

  - Our liabilities are sensitive to global equity markets in the following proportions: 80 percent—90 percent U.S. equity, and 10 percent—20 percent international equity.

  - Our current hedge portfolio is sensitive only to U.S. equity markets.

  - We would suggest using the S&P 500 index as a proxy for U.S. equity, and the MSCI EAFE index as a proxy for international equity.

- Interest rate shocks assume a parallel shift in the U.S. yield curve

  - Our liabilities are also sensitive to global interest rates at various points on the yield curve, mainly the U.S. Treasury curve in the following proportions: up to 15 percent short-term rates (maturing in less than 5 years), 10 percent—30 percent medium-term rates (maturing between 5 years and 10 years, inclusive), and 65 percent—85 percent long-term rates (maturing beyond 10 years).

  - A change in AA-rated credit spreads impacts the rate used to discount cash flows in the fair value model. AA-rated credit spreads are a proxy for both our own credit spreads and the credit spreads of the ceding insurers.

- The hedge sensitivity is from December 31, 2025, market levels and only applicable to the equity and interest rate sensitivities table below.

- The sensitivities do not scale linearly and may be proportionally greater for larger movements in the market factors. Actual sensitivity of our net income may differ from those disclosed in the tables below due to fluctuations in short-term market movements.

**Sensitivities to equity and interest rate movements**

| (in millions of U.S. dollars) | | Worldwide Equity Shock | | | | | |
|---|---|---|---|---|---|---|---|
| Interest Rate Shock | | +10 % | Flat | -10 % | -20 % | -30 % | -40% |
| **+100 bps** | (Increase)/decrease in FVL | $ 228 | $ 153 | $ 61 | $ (53) | $ (197) | $ (386) |
| | Increase/(decrease) in hedge value | (94) | — | 94 | 188 | 282 | 376 |
| | Increase/(decrease) in net income | $ 134 | $ 153 | $ 155 | $ 135 | $ 85 | $ (10) |
| **Flat** | (Increase)/decrease in FVL | $ 90 | $ — | $ (109) | $ (241) | $ (410) | $ (621) |
| | Increase/(decrease) in hedge value | (94) | — | 94 | 188 | 282 | 376 |
| | Increase/(decrease) in net income | $ (4) | $ — | $ (15) | $ (53) | $ (128) | $ (245) |
| **-100 bps** | (Increase)/decrease in FVL | $ (77) | $ (184) | $ (310) | $ (461) | $ (654) | $ (888) |
| | Increase/(decrease) in hedge value | (94) | — | 94 | 188 | 282 | 376 |
| | Increase/(decrease) in net income | $ (171) | $ (184) | $ (216) | $ (273) | $ (372) | $ (512) |

| **Sensitivities to Other Economic Variables** | AA-rated Credit Spreads | | Interest Rate Volatility | | Equity Volatility | |
|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | +100 bps | -100 bps | +2 % | -2 % | +2 % | -2% |
| (Increase)/decrease in FVL | $ 41 | $ (46) | $ — | $ — | $ (15) | $ 14 |
| Increase/(decrease) in net income | $ 41 | $ (46) | $ — | $ — | $ (15) | $ 14 |

**Market Risk Benefits Net Amount at Risk**

All our MRB reinsurance treaties include annual or aggregate claim limits and many include an aggregate deductible which limit the net amount at risk under these programs. The tables below present the net amount at risk at December 31, 2025, following an immediate change in equity market levels, assuming all global equity markets are impacted equally.

**a) Reinsurance covering the GMDB risk only**

| (in millions of U.S. dollars) | Equity Shock | | | | | |
|---|---|---|---|---|---|---|
| | +20 % | Flat | -20% | -40% | -60% | -80% |
| GMDB net amount at risk | $ 194 | $ 190 | $ 298 | $ 554 | $ 593 | $ 483 |
| Claims at 100% immediate mortality | 125 | 125 | 143 | 134 | 124 | 111 |

The treaty limits function as a ceiling as equity markets fall. As the shocks in the table above become incrementally more negative, the impacts begin to drop due to the specific nature of these claim limits, many of which are annual claim limits calculated as a percentage of the reinsured account value. There is also an impact due to a portion of the reinsurance under which claims are positively correlated to equity markets (claims decrease as equity markets fall).

**b) Reinsurance covering the GLB risk only**

| (in millions of U.S. dollars) | Equity Shock | | | | | |
|---|---|---|---|---|---|---|
| | +20 % | Flat | -20% | -40% | -60% | -80% |
| GLB net amount at risk | $ 648 | $ 835 | $ 1,123 | $ 1,557 | $ 1,794 | $ 2,023 |

The treaty limits cause the net amount at risk to increase at a declining rate as equity markets fall.

**c) Reinsurance covering both the GMDB and GLB risks on the same underlying policyholders**

| (in millions of U.S. dollars) | Equity Shock +20 % | Flat | -20% | -40% | -60% | -80% |
|---|---|---|---|---|---|---|
| GMDB net amount at risk | $ 31 | $ 36 | $ 44 | $ 53 | $ 61 | $ 66 |
| GLB net amount at risk | 253 | 308 | 386 | 486 | 588 | 630 |
| Claims at 100% immediate mortality | 23 | 22 | 22 | 22 | 22 | 22 |

The treaty limits cause the GMDB and GLB net amount at risk to increase at a declining rate as equity markets fall.

## ITEM 8. Financial Statements and Supplementary Data
The financial statements and supplementary data are included in this Form 10-K commencing on page F-1.

## ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

## ITEM 9A. Controls and Procedures
Chubb's management, with the participation of Chubb's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Chubb's disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 as of December 31, 2025. Based upon that evaluation, Chubb's Chief Executive Officer and Chief Financial Officer concluded that Chubb's disclosure controls and procedures are effective in allowing information required to be disclosed in reports filed under the Securities Exchange Act of 1934 to be recorded, processed, summarized, and reported within time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to Chubb's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in Chubb's internal controls over financial reporting during the three months ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, Chubb's internal controls over financial reporting. Chubb's management report on internal control over financial reporting is included on page F-3 and PricewaterhouseCoopers LLP's audit report is included on pages F-4 and F-5.

## ITEM 9B. Other Information
During the three months ended December 31, 2025, no director or officer of Chubb (as defined in Rule 16a-1(f) under the Exchange Act) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of SEC Regulation S-K.

On February 25, 2026, Sheila P. Burke, a member of the Board of Directors of Chubb Limited (Company), informed the Company of her decision to retire from the Board and not to stand for re-election at Chubb's 2026 Annual General Meeting (Annual Meeting), which is scheduled to occur in May 2026. The decision of Ms. Burke was not the result of any disagreement with the Company. Ms. Burke is currently a member of the Board's Risk & Finance Committee, and will remain on the Board and a member of the Risk & Finance Committee until the Annual Meeting.

## ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Item not applicable.

---

## ITEM 10. Directors, Executive Officers and Corporate Governance

Information pertaining to this item is incorporated by reference to the sections entitled "Agenda Item 5 - Election of the Board of Directors", "Corporate Governance - Delinquent Section 16(a) Reports", "Corporate Governance - The Board of Directors - Director Nomination Process", "Corporate Governance - The Committees of the Board - Audit Committee", and "Corporate Governance – Governance Practices and Policies – Global Restrictions on Insider Trading and Trading Chubb Securities Policy" of the definitive proxy statement for the 2026 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A. Also incorporated herein by reference is the text under the caption "Information about our Executive Officers" appearing at the end of Part I Item 1 of the Annual Report on Form 10-K.

### Code of Ethics
Chubb has adopted a Code of Conduct, which sets forth standards by which all Chubb employees, officers, and directors must abide as they work for Chubb. Chubb has posted this Code of Conduct on its Internet site (about.chubb.com/governance.html). Chubb intends to disclose on its Internet site any amendments to, or waivers from, its Code of Conduct that are required to be publicly disclosed pursuant to the rules of the SEC or the New York Stock Exchange.

---

## ITEM 11. Executive Compensation

This item is incorporated by reference to the sections entitled "Executive Compensation", "Compensation Committee Report" and "Director Compensation" of the definitive proxy statement for the 2026 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

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## ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This item is incorporated by reference to the sections entitled "Information About Our Share Ownership" and "Agenda Item 10 - Approval of the Chubb Limited 2016 Long-Term Incentive Plan, as Amended and Restated - Explanation - Authorized Securities under Equity Compensation Plans" of the definitive proxy statement for the 2026 Annual General Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

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## ITEM 13. Certain Relationships and Related Transactions and Director Independence

This item is incorporated by reference to the sections entitled "Corporate Governance - Related Party Transactions", and "Corporate Governance - The Board of Directors - Director Independence" of the definitive proxy statement for the 2026 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

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## ITEM 14. Principal Accounting Fees and Services

This item is incorporated by reference to the section entitled "Agenda Item 4 – Election of Auditors – 4.2 – Ratification of appointment of PricewaterhouseCoopers LLP (United States) as independent registered public accounting firm for purposes of U.S. securities law reporting" of the definitive proxy statement for the 2026 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

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## ITEM 15.  Exhibits, Financial Statement Schedules

**(a)**  **Financial Statements, Schedules, and Exhibits**

| | | Page |
|---|---|---|
| **1.** | **Consolidated Financial Statements** | |
| | Management's Responsibility for Financial Statements and Internal Control over Financial Reporting | F-3 |
| | Report of Independent Registered Public Accounting Firm | F-4 |
| | Consolidated Balance Sheets at December 31, 2025 and 2024 | F-6 |
| | Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2025, 2024, and 2023 | F-7 |
| | Consolidated Statements of Shareholders' Equity for the years ended December 31, 2025, 2024, and 2023 | F-8 |
| | Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023 | F-9 |
| | Notes to Consolidated Financial Statements | F-10 |
| **2.** | **Financial Statement Schedules** | |
| | Schedule I - Summary of Investments - Other Than Investments in Related Parties at December 31, 2025 | F-111 |
| | Schedule II - Condensed Financial Information of Registrant (Parent Company Only) at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024, and 2023 | F-112 |
| | Schedule IV - Supplemental Information Concerning Reinsurance for the years ended December 31, 2025, 2024, and 2023 | F-114 |
| | Schedule VI - Supplementary Information Concerning Property and Casualty Operations as of and for the years ended December 31, 2025, 2024, and 2023 | F-115 |

Other schedules have been omitted as they are not applicable to Chubb, or the required information has been included in the Consolidated Financial Statements and related notes.

**3.**  **Exhibits**

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Original Number | Date Filed | |
| 3.1 | Articles of Association of the Company, as amended and restated | 8-K | 3.1 | May 16, 2025 | |
| 3.2 | Organizational Regulations of the Company, as amended | 10-K | 3.2 | February 27, 2025 | |
| 4.1 | Articles of Association of the Company, as amended and restated | 8-K | 4.1 | May 16, 2025 | |
| 4.2 | Organizational Regulations of the Company, as amended | 10-K | 4.2 | February 27, 2025 | |
| 4.3 | Specimen share certificate representing Common Shares | 8-K | 4.3 | July 18, 2008 | |
| 4.4 | Indenture, dated March 15, 2002, between ACE Limited and Bank One Trust Company, N.A. | 8-K | 4.1 | March 22, 2002 | |
| 4.5 | Senior Indenture, dated August 1, 1999, among ACE INA Holdings, Inc., ACE Limited and Bank of New York Mellon Trust Company, N.A. (as successor), as trustee | S-3 ASR | 4.4 | December 10, 2014 | |
| 4.6 | Indenture, dated November 30, 1999, among ACE INA Holdings, Inc. and Bank One Trust Company, N.A., as trustee | 10-K | 10.38 | March 29, 2000 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Original Number | Date Filed | |
| 4.7 | Indenture, dated December 1, 1999, among ACE INA Holdings, Inc., ACE Limited and Bank One Trust Company, National Association, as trustee | 10-K | 10.41 | March 29, 2000 | |
| 4.8 | Amended and Restated Trust Agreement, dated March 31, 2000, among ACE INA Holdings, Inc., Bank One Trust Company, National Association, as property trustee, Bank One Delaware Inc., as Delaware trustee and the administrative trustees named therein | 10-K | 4.17 | March 16, 2006 | |
| 4.9 | Common Securities Guarantee Agreement, dated March 31, 2000 | 10-K | 4.18 | March 16, 2006 | |
| 4.10 | Capital Securities Guarantee Agreement, dated March 31, 2000 | 10-K | 4.19 | March 16, 2006 | |
| 4.11 | Description of the Registrant's Securities | | | | X |
| 4.12 | Form of 4.15 percent Senior Notes due 2043 | 8-K | 4.2 | March 13, 2013 | |
| 4.13 | First Supplemental Indenture dated as of March 13, 2013 to the Indenture dated as of August 1, 1999 among ACE INA Holdings, Inc., as Issuer, ACE Limited, as Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Successor Trustee | 8-K | 4.3 | March 13, 2013 | |
| 4.14 | Form of Global Note for the 3.050% Senior Notes due 2061 | 8-K | 4.3 | November 18, 2021 | |
| 4.15 | Form of 3.35 percent Senior Notes due 2026 | 8-K | 4.3 | November 3, 2015 | |
| 4.16 | Form of 4.35 percent Senior Notes due 2045 | 8-K | 4.4 | November 3, 2015 | |
| 4.17 | First Supplemental Indenture to the Chubb Corp Senior Indenture dated as of January 15, 2016 to the Indenture dated as of October 25, 1989 among ACE INA Holdings, Inc., as Successor Issuer, ACE Limited, as Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee | 8-K | 4.1 | January 15, 2016 | |
| 4.18 | Chubb Corp Senior Indenture (incorporated by reference to Exhibit 4(a) to Chubb Corp's Registration Statement on Form S-3 filed on October 27, 1989) (File No. 33-31796) | S-3 | 4(a) | October 27, 1989 | |
| 4.19 | Chubb Corp Junior Subordinated Indenture (incorporated by reference to Exhibit 4.1 to Chubb Corp's Current Report on Form 8-K filed on March 30, 2007) (File No. 001-08661) | 8-K | 4.1 | March 30, 2007 | |
| 4.20 | Form of 6.80 percent Chubb Corp Debentures due 2031 (incorporated by reference to Exhibit 4(a) to Chubb Corp's Registration Statement on Form S-3 filed on October 27, 1989) (File No. 33-31796) | S-3 | 4(a) | October 27, 1989 | |
| 4.21 | Form of 6.00 percent Chubb Corp Senior Notes due 2037 (incorporated by reference to Exhibit 4.1 to Chubb Corp's Current Report on Form 8-K filed on May 11, 2007) (File No. 001-08661) | 8-K | 4.1 | May 11, 2007 | |
| 4.22 | Form of 6.50 percent Chubb Corp Senior Notes due 2038 (incorporated by reference to Exhibit 4.2 to Chubb Corp's Current Report on Form 8-K filed on May 6, 2008) (File No. 001-08661) | 8-K | 4.2 | May 6, 2008 | |
| 4.23 | Procedures regarding the registration of shareholders in the share register of Chubb Limited | 10-K | 4.32 | February 28, 2017 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
| | | Form | Original Number | Date Filed | |
|---|---|---|---|---|---|
| 4.24 | Form of Officer's Certificate related to the 1.550% Senior Notes due 2028 and 2.500% Senior Notes due 2038 | 8-K | 4.1 | March 6, 2018 | |
| 4.25 | Form of Global Note for the 1.550% Senior Notes due 2028 | 8-K | 4.2 | March 6, 2018 | |
| 4.26 | Form of Global Note for the 2.500% Senior Notes due 2038 | 8-K | 4.3 | March 6, 2018 | |
| 4.27 | Form of Officer's Certificate related to the 0.875% Senior Notes due 2027 and 1.400% Senior Notes due 2031 | 8-K | 4.1 | June 17, 2019 | |
| 4.28 | Form of Global Note for the 0.875% Senior Notes due 2027 | 8-K | 4.2 | June 17, 2019 | |
| 4.29 | Form of Global Note for the 1.400% Senior Notes due 2031 | 8-K | 4.3 | June 17, 2019 | |
| 4.30 | Form of Officer's Certificate related to the 0.300% Senior Notes due 2024 and 0.875% Senior Notes due 2029 | 8-K | 4.1 | December 5, 2019 | |
| 4.31 | Form of Global Note for the 0.875% Senior Notes due 2029 | 8-K | 4.3 | December 5, 2019 | |
| 4.32 | Form of Officer's Certificate related to the 1.375% Senior Notes due 2030 | 8-K | 4.1 | September 17, 2020 | |
| 4.33 | Form of Global Note for the 1.375% Senior Notes due 2030 | 8-K | 4.2 | September 17, 2020 | |
| 4.34 | Form of Officer's Certificate related to the 2.850% Senior Notes due 2051 and the 3.050% Senior Notes due 2061 | 8-K | 4.1 | November 18, 2021 | |
| 4.35 | Form of Global Note for the 2.850% Senior Notes due 2051 | 8-K | 4.2 | November 18, 2021 | |
| 4.36 | Form of Officer's Certificate related to the 5.000% Senior Notes due 2034 | 8-K | 4.1 | March 7, 2024 | |
| 4.37 | Form of Global Note for the 5.000% Senior Notes due 2034 | 8-K | 4.2 | March 7, 2024 | |
| 4.38 | Form of Officer's Certificate related to the 4.650% Senior Notes due 2029 and the 5.000% Senior Notes due 2034 | 8-K | 4.1 | July 31, 2024 | |
| 4.39 | Form of Global Note for the 4.650% Senior Notes due 2029 | 8-K | 4.2 | July 31, 2024 | |
| 4.40 | Form of Global Note for the 5.000% Senior Notes due 2034 | 8-K | 4.3 | July 31, 2024 | |
| 4.41 | Form of Officer's Certificate related to the 4.900% Senior Notes due 2035 | 8-K | 4.1 | August 6, 2025 | |
| 4.42 | Form of Global Note for the 4.900% Senior Notes due 2035 | 8-K | 4.2 | August 6, 2025 | |
| 10.1* | Form of Indemnification Agreement between the Company and the directors and executive officers of the Company | | | | X |
| 10.2* | Chubb US Deferred Compensation Plan (as amended and restated effective January 1, 2023) | 10-K | 10.79 | February 24, 2023 | |
| 10.3* | Employment Terms dated December 8, 2020, between Chubb Limited and Peter Enns [personal email removed] | 10-K | 10.76 | February 24, 2022 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Original Number | Date Filed | |
| 10.4* | Form of employment agreement between the Company (or subsidiaries of the Company) and executive officers of the Company to allocate a percentage of aggregate salary to the Company (or subsidiaries of the Company) | 8-K | 10.1 | July 16, 2008 | |
| 10.5* | Outside Directors Compensation Parameters | 10-K | 10.6 | February 27, 2025 | |
| 10.6* | Form of Non-Qualified Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan | 10-Q | 10.4 | October 30, 2013 | |
| 10.7* | Aircraft Time Sharing Agreement, dated as of September 19, 2022, between Chubb INA Holdings Inc. and Evan G. Greenberg [certain information omitted] | 10-Q | 10.1 | October 28, 2022 | |
| 10.8* | ACE USA Officer Deferred Compensation Plan (as amended and restated effective January 1, 2011) | 10-Q | 10.7 | October 30, 2013 | |
| 10.9* | First Amendment to the Amended and Restated ACE USA Officers Deferred Compensation Plan | 10-K | 10.28 | February 25, 2010 | |
| 10.10* | Form of Swiss Mandatory Retirement Benefit Agreement (for Swiss-employed named executive officers) | 10-Q | 10.2 | May 7, 2010 | |
| 10.11* | ACE Limited Elective Deferred Compensation Plan (as amended and restated effective January 1, 2011) | 10-Q | 10.5 | October 30, 2013 | |
| 10.12* | Chubb Limited Clawback Policy | 10-K | 10.13 | February 23, 2024 | |
| 10.13* | ACE USA Supplemental Employee Retirement Savings Plan | 10-Q | 10.6 | May 15, 2000 | |
| 10.14* | Form of Restricted Stock Unit Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management | 10-K | 10.97 | February 23, 2018 | |
| 10.15* | Form of Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management | 10-K | 10.96 | February 23, 2018 | |
| 10.16 | ACE USA Supplemental Employee Retirement Savings Plan (as amended and restated) | 10-K | 10.46 | February 27, 2009 | |
| 10.17* | First Amendment to the Amended and Restated ACE USA Supplemental Employee Retirement Savings Plan | 10-K | 10.39 | February 25, 2010 | |
| 10.18* | The ACE Limited 1995 Outside Directors Plan (as amended through the Seventh Amendment) | 10-Q | 10.1 | August 14, 2003 | |
| 10.19* | ACE Limited 2004 Long-Term Incentive Plan (as amended through the Fifth Amendment) | 8-K | 10 | May 21, 2010 | |
| 10.20* | ACE Limited 2004 Long-Term Incentive Plan (as amended through the Sixth Amendment) | 8-K | 10.1 | May 20, 2013 | |
| 10.21* | Chubb Deferred Stock Unit Plan, as amended and restated | 10-Q | 10.1 | July 26, 2024 | |
| 10.22* | Director Restricted Stock Award Terms under the ACE Limited 2004 Long-Term Incentive Plan | 10-Q | 10.1 | November 9, 2009 | |
| 10.23* | Form of Performance Based Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management | 10-Q | 10.1 | May 2, 2023 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Original Number | Date Filed | |
| 10.24* | Form of Performance Based Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers | 10-Q | 10.2 | May 2, 2023 | |
| 10.25* | Chubb Limited 2016 Long-Term Incentive Plan, as amended and restated | 8-K | 10.1 | May 24, 2021 | |
| 10.26* | Form of Incentive Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan | 10-Q | 10.3 | October 30, 2013 | |
| 10.27* | Pension Excess Benefit Plan of The Chubb Corporation | 10-K | 10.77 | February 25, 2021 | |
| 10.28* | Amendments to the Chubb U.S. Supplemental Employee Retirement Plan, the Chubb U.S. Deferred Compensation Plan, and Pension Excess Benefit Plan of The Chubb Corporation (December 16, 2020) | 10-K | 10.81 | February 25, 2021 | |
| 10.29* | Amendment No. 2 to the Pension Excess Benefit Plan of The Chubb Corporation | 10-K | 10.78 | February 25, 2021 | |
| 10.30* | Amendment No. 3 to the Pension Excess Benefit Plan of The Chubb Corporation | 10-K | 10.79 | February 25, 2021 | |
| 10.31* | Amendment No. 4 to the Pension Excess Benefit Plan of The Chubb Corporation | 10-K | 10.80 | February 25, 2021 | |
| 10.32* | Form of Restricted Stock Unit Award Terms (for outside directors) under the ACE Limited 2004 Long-Term Incentive Plan | 10-Q | 10.2 | November 7, 2007 | |
| 10.33* | Form of Restricted Stock Unit Award Terms (for outside directors) under the ACE Limited 2004 Long-Term Incentive Plan | 10-Q | 10.2 | August 7, 2009 | |
| 10.34* | Amendments to the Chubb U.S. Supplemental Employee Retirement Plan and the Chubb U.S. Deferred Compensation Plan (December 31, 2024) | 10-K | 10.35 | February 27, 2025 | |
| 10.35* | The Chubb Corporation Key Employee Deferred Compensation Plan (2005) | 8-K | 10.9 | March 9, 2005 | |
| 10.36* | Amendment One to The Chubb Corporation Key Employee Deferred Compensation Plan (2005) | 8-K | 10.1 | September 12, 2005 | |
| 10.37* | Amendment No. 2 to The Chubb Corporation Key Employee Deferred Compensation Plan (2005) | 10-K | 10.20 | March 2, 2009 | |
| 10.38* | Amendment No. 3 to The Chubb Corporation Key Employee Deferred Compensation Plan (2005) | 10-K | 10.32 | February 28, 2013 | |
| 10.39* | Form of Incentive Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan for Swiss Executive Management | 10-K | 10.71 | February 27, 2015 | |
| 10.40* | Form of Non-Qualified Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan for Swiss Executive Management | 10-K | 10.72 | February 27, 2015 | |
| 10.41* | Form of Executive Management Non-Competition Agreement | 10-Q | 10.1 | July 28, 2023 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Original Number | Date Filed | |
| 10.42* | Form of Non-Qualified Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management | 10-K | 10.95 | February 23, 2018 | |
| 10.43* | Form of Incentive Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan | 10-Q | 10.2 | August 5, 2016 | |
| 10.44* | Form of Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan | 10-Q | 10.3 | August 5, 2016 | |
| 10.45* | Form of Restricted Stock Unit Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan | 10-Q | 10.4 | August 5, 2016 | |
| 10.46* | Form of Non-Qualified Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan | 10-Q | 10.5 | August 5, 2016 | |
| 10.47* | Form of Incentive Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management | 10-Q | 10.6 | August 5, 2016 | |
| 10.48* | Form of Non-Qualified Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management | 10-Q | 10.9 | August 5, 2016 | |
| 10.49* | Chubb Limited Employee Stock Purchase Plan, as amended and restated | 8-K | 10.1 | May 16, 2024 | |
| 10.50* | Director Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan | 10-Q | 10.1 | August 3, 2017 | |
| 10.51 | Third Amended and Restated Credit Agreement for $3,000,000,000 Senior Unsecured Letter of Credit Facility, dated as of December 19, 2025, among Chubb Limited, and certain subsidiaries and Wells Fargo Bank, National Association as Administrative Agent, the Swingline Bank and an Issuing Bank | | | | X |
| 10.52* | Form of Incentive Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers | 10-K | 10.89 | February 23, 2018 | |
| 10.53* | Form of Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers | 10-K | 10.90 | February 23, 2018 | |
| 10.54* | Form of Non-Qualified Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers | 10-K | 10.92 | February 23, 2018 | |
| 10.55* | Form of Restricted Stock Unit Award Terms under the Chubb Limited 2016 Long-Term Plan for Executive Officers | 10-K | 10.93 | February 23, 2018 | |
| 10.56* | Form of Incentive Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management | 10-K | 10.94 | February 23, 2018 | |
| 10.57* | Form of Performance Based Restricted Stock Unit Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management | 10-Q | 10.1 | April 26, 2024 | |
| 10.58* | Form of Performance Based Restricted Stock Unit Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers | 10-Q | 10.2 | April 26, 2024 | |
| 10.59* | Form of Restricted Stock Unit Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers | 10-Q | 10.3 | April 26, 2024 | |
| 10.60* | Form of Performance Based Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers | | | | X |

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Original Number | Date Filed | |
| 10.61* | Form of Performance Based Restricted Stock Unit Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers | | | | X |
| 10.62* | Deferred Compensation Plan amendments, effective January 1, 2009 | 10-K | 10.40 | February 27, 2009 | |
| 19 | Global Restrictions on Insider Trading and Trading Chubb Securities Policy | 10-K | 19 | February 27, 2025 | |
| 21.1 | Subsidiaries of the Company | | | | X |
| 22.1 | Guaranteed Securities | 10-Q | 22.1 | October 27, 2025 | |
| 23.1 | Consent of Independent Registered Public Accounting Firm | | | | X |
| 31.1 | Certification Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002 | | | | X |
| 31.2 | Certification Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002 | | | | X |
| 32.1 | Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002 | | | | X |
| 32.2 | Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002 | | | | X |
| 97.1* | Chubb Limited Erroneously Awarded Incentive-Based Compensation Recovery Policy | 10-K | 97.1 | February 23, 2024 | |
| 97.2* | Chubb INA Holdings Inc. Erroneously Awarded Incentive-Based Compensation Recovery Policy | 10-K | 97.2 | February 23, 2024 | |
| 101 | The following financial information from Chubb Limited's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets at December 31, 2025 and 2024; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2025, 2024, and 2023; (iii) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2025, 2024, and 2023; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023; and (v) Notes to the Consolidated Financial Statements | | | | X |
| 104 | The Cover Page Interactive Data File formatted in Inline XBRL (The cover page XBRL tags are embedded in the Inline XBRL document and included in Exhibit 101) | | | | |

* Management contract, compensatory plan or arrangement

## ITEM 16.  Form 10-K Summary

None.

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**

CHUBB LIMITED

By: /s/ Peter C. Enns

**Peter C. Enns**
*Executive Vice President and Chief Financial Officer*

February 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Evan G. Greenberg<br>**Evan G. Greenberg** | Chairman, Chief Executive Officer, and Director | February 27, 2026 |
| /s/ Peter C. Enns<br>**Peter C. Enns** | Executive Vice President and Chief Financial Officer<br>(Principal Financial Officer) | February 27, 2026 |
| /s/ George F. Ohsiek<br>**George F. Ohsiek** | Chief Accounting Officer<br>(Principal Accounting Officer) | February 27, 2026 |
| /s/ Michael G. Atieh<br>**Michael G. Atieh** | Director | February 27, 2026 |
| /s/ Nancy K. Buese<br>**Nancy K. Buese** | Director | February 27, 2026 |
| /s/ Sheila P. Burke<br>**Sheila P. Burke** | Director | February 27, 2026 |
| /s/ Nelson J. Chai<br>**Nelson J. Chai** | Director | February 27, 2026 |
| /s/ Michael P. Connors<br>**Michael P. Connors** | Director | February 27, 2026 |
| /s/ Michael L. Corbat<br>**Michael L. Corbat** | Director | February 27, 2026 |
| /s/ Fred Hu<br>**Fred Hu** | Director | February 27, 2026 |
| /s/ Robert J. Hugin<br>**Robert J. Hugin** | Director | February 27, 2026 |

| | | |
|---|---|---|
| /s/ Robert W. Scully | Director | February 27, 2026 |
| **Robert W. Scully** | | |
| /s/ Theodore E. Shasta | Director | February 27, 2026 |
| **Theodore E. Shasta** | | |
| /s/ David H. Sidwell | Director | February 27, 2026 |
| **David H. Sidwell** | | |
| /s/ Olivier Steimer | Director | February 27, 2026 |
| **Olivier Steimer** | | |
| /s/ Frances F. Townsend | Director | February 27, 2026 |
| **Frances F. Townsend** | | |

**CHUBB LIMITED AND SUBSIDIARIES**

**CONSOLIDATED FINANCIAL STATEMENTS**

**December 31, 2025**

**Chubb Limited**
**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

# MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

## Financial Statements

The consolidated financial statements of Chubb Limited (Chubb) were prepared by management, which is responsible for their reliability and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed estimates and judgments of management. Financial information elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Board of Directors (Board), operating through its Audit Committee, which is composed entirely of directors who are not officers or employees of Chubb, provides oversight of the financial reporting process and safeguarding of assets against unauthorized acquisition, use or disposition. The Audit Committee annually recommends the appointment of an independent registered public accounting firm and submits its recommendation to the Board for approval.

The Audit Committee meets with management, the independent registered public accountants and the internal auditor; approves the overall scope of audit work and related fee arrangements; and reviews audit reports and findings. In addition, the independent registered public accountants and the internal auditor meet separately with the Audit Committee, without management representatives present, to discuss the results of their audits; the adequacy of Chubb's internal control; the quality of its financial reporting; and the safeguarding of assets against unauthorized acquisition, use or disposition.

The consolidated financial statements have been audited by an independent registered public accounting firm, PricewaterhouseCoopers LLP, which has been given access to all financial records and related data, including minutes of all meetings of the Board and committees of the Board. Chubb believes that all representations made to our independent registered public accountants during their audits were valid and appropriate.

## Management's Report on Internal Control over Financial Reporting

The management of Chubb is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2025, management has evaluated the effectiveness of Chubb's internal control over financial reporting based on the criteria for effective-internal control over financial reporting established in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, management has concluded that Chubb's internal control over financial reporting was effective as of December 31, 2025.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements of Chubb included in this Annual Report, has issued a report on the effectiveness of Chubb's internal controls over financial reporting as of December 31, 2025. The report, which expresses an unqualified opinion on the effectiveness of Chubb's internal control over financial reporting as of December 31, 2025, is included in this Item under "Report of Independent Registered Public Accounting Firm" and follows this statement.

| /s/ Evan G. Greenberg | /s/ Peter C. Enns |
|---|---|
| Evan G. Greenberg | Peter C. Enns |
| Chairman and Chief Executive Officer | Executive Vice President and Chief Financial Officer |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chubb Limited

### *Opinions on the Financial Statements and Internal Control over Financial Reporting*

We have audited the accompanying consolidated balance sheets of Chubb Limited and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedules listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework (2013) issued by the COSO.

### *Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

### *Definition and Limitations of Internal Control over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

## *Critical Audit Matters*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Valuation of Unpaid Losses and Loss Expenses, Net of Reinsurance*

As described in Note 8 to the consolidated financial statements, as of December 31, 2025, the Company's liability for unpaid losses and loss expenses, net of reinsurance, was $69.7 billion. The majority of the Company's net unpaid losses and loss expenses arise from the Company's long-tail casualty business (such as general liability and professional liability), U.S. sourced workers' compensation, asbestos-related, environmental pollution and other exposures with high estimation uncertainty. The process of establishing loss and loss expense reserves requires the use of estimates and judgments based on circumstances underlying the insured loss at the date of accrual. The judgments involved in projecting the ultimate losses include the use and interpretation of various standard actuarial reserving methods that place reliance on the extrapolation of actual historical data, loss development patterns, industry data, and other benchmarks as appropriate. The reserves for the various product lines each require different qualitative and quantitative assumptions and judgments, including changes in business mix or volume, changes in ceded reinsurance structures, changes in claims handling practices, reported and projected loss trends, inflation, the legal environment, and the terms and conditions of the contracts sold to the Company's insured parties.

The principal considerations for our determination that performing procedures relating to the valuation of unpaid losses and loss expenses, net of reinsurance, from the long-tail and other exposures as described above, is a critical audit matter are (i) the significant judgment by management in determining the reserve liability, which in turn led to a high degree of auditor subjectivity and judgment in performing procedures relating to the valuation; (ii) the significant audit effort and judgment in evaluating the audit evidence relating to the actuarial reserving methods and assumptions related to extrapolation of actual historical data, loss development patterns, industry data, other benchmarks, and the impact of qualitative and quantitative subjective assumptions and judgments; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's valuation of unpaid losses and loss expenses, net of reinsurance, including controls over the selection of actuarial reserving methods and development of significant assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in performing one or a combination of procedures, including (i) independently estimating reserves on a sample basis using actual historical data and loss development patterns, as well as industry data and other benchmarks, to develop an independent estimate and comparing the independent estimate to management's actuarially determined reserves and (ii) evaluating the appropriateness of management's actuarial reserving methods and the reasonableness of the aforementioned assumptions, as well as assessing qualitative adjustments to carried reserves and the consistency of management's approach period-over-period. Performing these procedures involved testing the completeness and accuracy of data provided by management.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

February 27, 2026

We have served as the Company's auditor since 1985, which includes periods before the Company became subject to SEC reporting requirements.

# CONSOLIDATED BALANCE SHEETS

Chubb Limited and Subsidiaries

| (in millions of U.S. dollars, except share and per share data) | December 31, 2025 | | December 31, 2024 |
|---|---|---|---|
| **Assets** | | | |
| Investments | | | |
| Short-term investments, at fair value (amortized cost – $4,840 and $5,143) (includes variable interest entities (VIE) balances of $105 and $57) | $ | 4,840 | $ 5,142 |
| Fixed maturities available-for-sale, at fair value, net of valuation allowance – $52 and $70 (amortized cost – $124,726 and $115,083) | | 122,680 | 110,363 |
| Private debt held-for-investment, at amortized cost, net of valuation allowance – $3 and $4 | | 2,411 | 2,628 |
| Equity securities, at fair value (includes VIE balances of $2,275 and $1,289) | | 10,801 | 9,151 |
| Private equities (includes VIE balances of $22 and $22) | | 17,239 | 14,769 |
| Other investments (includes VIE balances of $5,818 and $4,538) | | 10,749 | 8,597 |
| Total investments | | 168,720 | 150,650 |
| Cash, including restricted cash $198 and $261 (includes VIE balances of $168 and $114) | | 2,470 | 2,549 |
| Securities lending collateral | | 2,500 | 1,445 |
| Accrued investment income | | 1,305 | 1,160 |
| Insurance and reinsurance balances receivable, net of valuation allowance – $62 and $59 | | 15,944 | 14,426 |
| Reinsurance recoverable on losses and loss expenses, net of valuation allowance – $320 and $310 | | 20,338 | 19,777 |
| Reinsurance recoverable on policy benefits | | 286 | 289 |
| Deferred policy acquisition costs | | 10,008 | 8,358 |
| Value of business acquired | | 2,975 | 3,223 |
| Goodwill | | 20,207 | 19,579 |
| Other intangible assets | | 6,241 | 6,377 |
| Deferred tax assets | | 1,312 | 1,603 |
| Prepaid reinsurance premiums | | 3,874 | 3,378 |
| Separate account assets | | 6,925 | 6,231 |
| Other assets (includes VIE balances of $58 and $26) | | 9,222 | 7,503 |
| Total assets | $ | 272,327 | $ 246,548 |
| **Liabilities** | | | |
| Unpaid losses and loss expenses | $ | 88,018 | $ 84,004 |
| Unearned premiums | | 26,279 | 23,504 |
| Future policy benefits | | 18,420 | 16,121 |
| Market risk benefits | | 659 | 607 |
| Policyholders' account balances | | 8,576 | 8,016 |
| Separate account liabilities | | 6,925 | 6,231 |
| Insurance and reinsurance balances payable | | 8,349 | 8,121 |
| Repurchase agreements (includes VIE balances of $956 and $815) | | 3,324 | 2,731 |
| Securities lending payable | | 2,500 | 1,445 |
| Accounts payable, accrued expenses, and other liabilities (includes VIE balances of $159 and $183) | | 10,108 | 10,192 |
| Deferred tax liabilities | | 1,741 | 1,584 |
| Short-term debt | | 1,499 | 800 |
| Long-term debt | | 15,728 | 14,379 |
| Hybrid debt | | 422 | 419 |
| Total liabilities | | 192,548 | 178,154 |
| **Commitments and contingencies (refer to Note 14)** | | | |
| **Shareholders' equity** | | | |
| Common Shares (CHF 0.50 par value; 412,107,421 and 419,625,986 shares issued; 391,101,227 and 400,703,663 shares outstanding) | | 231 | 235 |
| Common Shares in treasury (21,006,194 and 18,922,323 shares) | | (4,699) | (3,524) |
| Additional paid-in capital | | 13,250 | 14,393 |
| Retained earnings | | 69,950 | 61,561 |
| Accumulated other comprehensive income (loss) (AOCI) | | (4,975) | (8,644) |
| Total Chubb shareholders' equity | | 73,757 | 64,021 |
| Noncontrolling interests (includes VIE balances of $5,133 and $3,459) | | 6,022 | 4,373 |
| Total shareholders' equity | | 79,779 | 68,394 |
| Total liabilities and shareholders' equity | $ | 272,327 | $ 246,548 |

See accompanying notes to the Consolidated Financial Statements

# CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Chubb Limited and Subsidiaries

For the years ended December 31, 2025, 2024, and 2023

| (in millions of U.S. dollars, except per share data) | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Net premiums written | $ | 54,842 | $ | 51,468 | $ | 47,361 |
| Increase in unearned premiums | | (1,828) | | (1,622) | | (1,649) |
| Net premiums earned | | 53,014 | | 49,846 | | 45,712 |
| Net investment income | | 6,465 | | 5,930 | | 4,937 |
| Net realized gains (losses) | | 211 | | 117 | | (607) |
| Market risk benefits gains (losses) | | (288) | | (140) | | (307) |
| Total revenues | | 59,402 | | 55,753 | | 49,735 |
| **Expenses** | | | | | | |
| Losses and loss expenses | | 26,700 | | 26,022 | | 24,100 |
| Policy benefits (includes remeasurement gains (losses) of $59, $(2), and $19) | | 5,460 | | 4,714 | | 3,628 |
| Policy acquisition costs | | 9,847 | | 9,102 | | 8,259 |
| Administrative expenses | | 4,504 | | 4,380 | | 4,007 |
| Interest expense | | 764 | | 741 | | 672 |
| Other (income) expense | | (1,297) | | (1,023) | | (836) |
| Amortization of purchased intangibles | | 301 | | 323 | | 310 |
| Integration expenses and severance | | 79 | | 39 | | 69 |
| Total expenses | | 46,358 | | 44,298 | | 40,209 |
| Income before income tax | | 13,044 | | 11,455 | | 9,526 |
| Income tax expense | | 2,422 | | 1,815 | | 511 |
| **Net income** | $ | 10,622 | $ | 9,640 | $ | 9,015 |
| Net income (loss) attributable to noncontrolling interests | | 312 | | 368 | | (13) |
| **Net income attributable to Chubb** | $ | 10,310 | $ | 9,272 | $ | 9,028 |
| **Other comprehensive income (loss)** | | | | | | |
| Change in: | | | | | | |
| Unrealized appreciation (depreciation) | $ | 2,655 | $ | (251) | $ | 3,448 |
| Current discount rate on future policy benefits | | 235 | | (701) | | 84 |
| Instrument-specific credit risk on market risk benefits | | (8) | | 7 | | 2 |
| Cumulative foreign currency translation adjustment | | 1,047 | | (1,177) | | (13) |
| Other, including postretirement benefit liability adjustment | | 49 | | 257 | | 157 |
| Other comprehensive income (loss), before income tax | | 3,978 | | (1,865) | | 3,678 |
| Income tax expense related to OCI items | | (149) | | (117) | | (317) |
| Other comprehensive income (loss) | | 3,829 | | (1,982) | | 3,361 |
| **Comprehensive income** | | 14,451 | | 7,658 | | 12,376 |
| Comprehensive income (loss) attributable to noncontrolling interests | | 472 | | 221 | | (28) |
| **Comprehensive income attributable to Chubb** | $ | 13,979 | $ | 7,437 | $ | 12,404 |
| **Earnings per share** | | | | | | |
| Basic earnings per share attributable to Chubb | $ | 25.93 | $ | 22.94 | $ | 21.97 |
| Diluted earnings per share attributable to Chubb | $ | 25.68 | $ | 22.70 | $ | 21.80 |

See accompanying notes to the Consolidated Financial Statements

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Chubb Limited and Subsidiaries

For the years ended December 31, 2025, 2024, and 2023

| (in millions of U.S. dollars) | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Common Shares** | | | |
| Balance – beginning of year | $ 235 | $ 241 | $ 10,346 |
| Par value reduction | — | — | (9,759) |
| Cancellation of treasury shares | (4) | (6) | (346) |
| Balance – end of year | 231 | 235 | 241 |
| **Common Shares in treasury** | | | |
| Balance – beginning of year | (3,524) | (4,400) | (5,113) |
| Common Shares repurchased | (3,387) | (2,024) | (2,478) |
| Cancellation of treasury shares | 1,923 | 2,527 | 2,869 |
| Net shares issued under employee share-based compensation plans | 289 | 373 | 322 |
| Balance – end of year | (4,699) | (3,524) | (4,400) |
| **Additional paid-in capital** | | | |
| Balance – beginning of year | 14,393 | 15,665 | 7,166 |
| Net shares issued under employee share-based compensation plans | (92) | (124) | (192) |
| Exercise of stock options | — | (23) | (20) |
| Share-based compensation expense | 400 | 361 | 322 |
| Par value reduction | — | — | 9,759 |
| Net increase (decrease) due to acquisitions | 69 | (31) | 31 |
| Funding of dividends declared to Retained earnings | (1,520) | (1,455) | (1,401) |
| Balance – end of year | 13,250 | 14,393 | 15,665 |
| **Retained earnings** | | | |
| Balance – beginning of year | 61,561 | 54,810 | 48,305 |
| Net income attributable to Chubb | 10,310 | 9,272 | 9,028 |
| Cancellation of treasury shares and other | (1,921) | (2,521) | (2,523) |
| Funding of dividends declared from Additional paid-in capital | 1,520 | 1,455 | 1,401 |
| Dividends declared on Common Shares | (1,520) | (1,455) | (1,401) |
| Balance – end of year | 69,950 | 61,561 | 54,810 |
| **Accumulated other comprehensive income (loss) (AOCI)** | | | |
| Balance – beginning of year | (8,644) | (6,809) | (10,185) |
| Other comprehensive income (loss) | 3,669 | (1,835) | 3,376 |
| Balance – end of year | (4,975) | (8,644) | (6,809) |
| **Total Chubb shareholders' equity** | $ 73,757 | $ 64,021 | $ 59,507 |
| **Noncontrolling interests** | | | |
| Balance – beginning of year | $ 4,373 | $ 4,184 | $ — |
| Net increase (decrease) due to consolidation, deconsolidation, and other transactions | 1,177 | (26) | 4,212 |
| Net income (loss) attributable to noncontrolling interests | 312 | 368 | (13) |
| Other comprehensive income (loss) attributable to noncontrolling interests | 160 | (147) | (15) |
| Other | — | (6) | — |
| Balance – end of year | $ 6,022 | $ 4,373 | $ 4,184 |
| **Total shareholders' equity** | $ 79,779 | $ 68,394 | $ 63,691 |

See accompanying notes to the Consolidated Financial Statements

# CONSOLIDATED STATEMENTS OF CASH FLOWS

Chubb Limited and Subsidiaries

For the years ended December 31, 2025, 2024, and 2023

| (in millions of U.S. dollars) | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income | $ 10,622 | $ 9,640 | $ 9,015 |
| Adjustments to reconcile net income to net cash flows from operating activities | | | |
| Net realized (gains) losses | (211) | (117) | 607 |
| Market risk benefits (gains) losses | 288 | 140 | 307 |
| Amortization of premiums (discounts) on fixed maturities | (409) | (367) | (148) |
| Amortization of purchased intangibles | 301 | 323 | 310 |
| Equity in net income of partially-owned entities | (1,143) | (967) | (867) |
| Deferred income taxes | 330 | 96 | (1,124) |
| Unpaid losses and loss expenses | 2,706 | 4,567 | 3,470 |
| Unearned premiums | 2,098 | 1,805 | 1,377 |
| Future policy benefits | 2,186 | 1,841 | 848 |
| Insurance and reinsurance balances payable | 131 | (105) | (155) |
| Accounts payable, accrued expenses, and other liabilities | 53 | 342 | (735) |
| Income taxes | (160) | 69 | 128 |
| Insurance and reinsurance balances receivable | (1,167) | (1,278) | (1,072) |
| Reinsurance recoverable | (169) | (30) | (498) |
| Deferred policy acquisition costs | (1,566) | (1,429) | (1,100) |
| Net sales (purchases) of investments by consolidated investment products | (1,090) | 278 | 450 |
| Other | 16 | 1,374 | 1,819 |
| Net cash flows from operating activities | 12,816 | 16,182 | 12,632 |
| **Cash flows from investing activities** | | | |
| Purchases of fixed maturities available-for-sale | (34,157) | (33,759) | (28,672) |
| Purchases of fixed maturities held-to-maturity | — | — | (208) |
| Purchases of equity securities | (2,799) | (4,333) | (1,395) |
| Sales of fixed maturities available-for-sale | 12,231 | 12,815 | 14,593 |
| Sales of equity securities | 2,807 | 2,996 | 1,084 |
| Maturities and redemptions of fixed maturities available-for-sale | 12,675 | 10,810 | 7,026 |
| Maturities and redemptions of fixed maturities held-to-maturity | — | — | 708 |
| Net change in short-term investments | 462 | (763) | 1,169 |
| Net derivative instruments settlements | (185) | (93) | (153) |
| Private equity contributions | (3,014) | (1,070) | (2,024) |
| Private equity distributions | 1,721 | 1,397 | 1,164 |
| Acquisition of subsidiaries (net of cash acquired of $32, nil, and $560) | (289) | (538) | (34) |
| Net consolidations (deconsolidations) of consolidated investment products | — | 27 | (17) |
| Other | (712) | (1,412) | (889) |
| Net cash flows used for investing activities | (11,260) | (13,923) | (7,648) |
| **Cash flows from financing activities** | | | |
| Dividends paid on Common Shares | (1,505) | (1,436) | (1,394) |
| Common Shares repurchased | (3,694) | (1,801) | (2,411) |
| Proceeds from issuance of long-term debt | 2,424 | 2,408 | — |
| Repayment of long-term debt | (800) | (1,437) | (475) |
| Proceeds from share-based compensation plans | 327 | 356 | 212 |
| Policyholder contract deposits | 853 | 1,024 | 645 |
| Policyholder contract withdrawals | (594) | (709) | (458) |
| Third-party capital invested into consolidated investment products | 2,556 | 1,614 | 126 |
| Third-party capital distributed by consolidated investment products | (1,753) | (1,621) | (745) |
| Proceeds from issuance of repurchase agreements | 6,297 | 4,505 | 4,984 |
| Repayment of repurchase agreements | (5,693) | (4,822) | (4,728) |
| Other | (268) | (262) | (245) |
| Net cash flows used for financing activities | (1,850) | (2,181) | (4,489) |
| Effect of foreign currency rate changes on cash and restricted cash | 215 | (150) | (1) |
| Net increase (decrease) in cash and restricted cash | (79) | (72) | 494 |
| Cash and restricted cash – beginning of year | 2,549 | 2,621 | 2,127 |
| **Cash and restricted cash – end of year** | $ 2,470 | $ 2,549 | $ 2,621 |
| Supplemental cash flow information | | | |
| Interest paid | $ 650 | $ 599 | $ 553 |

See accompanying notes to the Consolidated Financial Statements

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

Chubb Limited and Subsidiaries

## 1. Summary of significant accounting policies

### a) Basis of presentation

Chubb Limited is a holding company incorporated in Zurich, Switzerland. Chubb Limited, through its subsidiaries, provides a broad range of insurance and reinsurance products to insureds worldwide. Our results are reported through the following business segments: North America Commercial P&C Insurance, North America Personal P&C Insurance, North America Agricultural Insurance, Overseas General Insurance, Global Reinsurance, and Life Insurance. Refer to Note 19 for additional information.

The accompanying Consolidated Financial Statements, which include the accounts of Chubb Limited and its subsidiaries (collectively, Chubb, we, us, or our), over which Chubb exercises control, including Huatai Group, our majority-owned subsidiary, and minority-owned entities such as variable interest entities (VIEs) in which Chubb is considered the primary beneficiary. Noncontrolling interests on the Consolidated Financial Statements represent the portion of consolidated subsidiaries and VIEs in which we do not have direct equity ownership. These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and, in the opinion of management, reflect all adjustments necessary for a fair statement of the results and financial position for such periods. All significant intercompany accounts and transactions have been eliminated.

On July 1, 2023, Chubb discontinued equity method accounting for its investment in Huatai Group upon obtaining a controlling interest and applied consolidation accounting. Therefore, effective July 1, 2023, business activity for, and the financial position of, Huatai Group is reported at 100 percent on the Consolidated Financial Statements. At December 31, 2025, and December 31, 2024, our aggregate ownership interest in Huatai Group was approximately 87.2 percent and 85.5 percent, respectively. The relevant amounts attributable to shareholders other than Chubb are reflected in the Consolidated Financial Statements under the captions Noncontrolling interests, Net income (loss) attributable to noncontrolling interests, and Comprehensive income (loss) attributable to noncontrolling interests. Refer to Note 2 for additional information on the acquisition of Huatai Group.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Amounts included in the Consolidated Financial Statements reflect our best estimates and assumptions; actual amounts could differ materially from these estimates. Chubb's principal estimates include:

- unpaid loss and loss expense reserves, including long-tail asbestos and environmental (A&E) reserves and non-A&E casualty exposures;

- future policy benefits reserves;

- the valuation of value of business acquired (VOBA);

- the assessment of risk transfer for certain structured insurance and reinsurance contracts;

- reinsurance recoverable, including a valuation allowance for uncollectible reinsurance;

- the valuation of the investment portfolio and assessment of valuation allowance for expected credit losses;

- the valuation of deferred income taxes;

- the valuation and amortization of purchased intangibles; and

- the assessment of goodwill for impairment.

### b) Premiums

Premiums are generally recorded as written upon inception of the policy. For multi-year policies for which premiums written are payable in annual installments, only the current annual premium is included as written at policy inception due to the ability of the insured/reinsured to commute or cancel coverage within the policy term. The remaining annual premiums are recorded as written at each successive anniversary date within the multi-year term.

For property and casualty (P&C) insurance and reinsurance products, premiums written are primarily earned on a pro-rata basis over the policy terms to which they relate. Unearned premiums represent the portion of premiums written applicable to the unexpired portion of the policies in force. For retrospectively-rated policies, written premiums are adjusted to reflect expected ultimate premiums consistent with changes to incurred losses, or other measures of exposure as stated in the policy, and earned over the policy coverage period.

Mandatory reinstatement premiums assessed on reinsurance policies are earned in the period of the loss event that gave rise to the reinstatement premiums. All remaining unearned premiums are recognized over the remaining coverage period.

Premiums from long-duration contracts such as certain traditional term life, whole life, endowment, and long-duration personal accident and health (A&H) policies are generally recognized as revenue when due from policyholders. Traditional life policies include those contracts with fixed and guaranteed premiums and benefits. Benefits and expenses are recognized in relation to insurance in force resulting in the recognition of profit over the life of the contracts.

Retroactive loss portfolio transfer (LPT) contracts in which the insured loss events occurred prior to contract inception are evaluated to determine whether they meet criteria for reinsurance accounting. If reinsurance accounting is appropriate, written premiums are fully earned and corresponding losses and loss expenses recognized at contract inception. These contracts can cause significant variances in gross premiums written, net premiums written, net premiums earned, and net incurred losses in the years in which they are written. Reinsurance contracts sold not meeting the criteria for reinsurance accounting are recorded using the deposit method.

Reinsurance premiums assumed are based on information provided by ceding companies supplemented by our own estimates of premium when we have not received ceding company reports. Estimates are reviewed and adjustments are recorded in the period in which they are determined. Premiums are earned over the coverage terms of the related reinsurance contracts and range from one year to three years.

### c) Deferred policy acquisition costs (DAC)
DAC consists of commissions (direct and ceded), premium taxes, and certain underwriting costs related directly to the successful acquisition of new or renewal insurance contracts. Amortization is recorded in Policy acquisition costs in the Consolidated statements of operations.

*Short-duration contracts*
Policy acquisition costs are amortized ratably over the period the related premiums are earned. Policy acquisition costs are reviewed to determine if they are recoverable from future income including investment income. Unrecoverable policy acquisition costs are expensed in the period identified.

*Long-duration contracts*
Policy acquisition costs are grouped by contract type and issue year into cohorts consistent with the groupings used in estimating the associated liability and are expensed on a constant level basis over the expected term of the related contracts to approximate straight-line amortization at the contract level. The constant level basis used for amortization is the insurance in-force and is projected using the same assumptions used in estimating the liability for future policy benefits. If those projected assumptions change in future periods, they will be reflected in the cohort level amortization basis at that time. Unexpected changes in the in-force portfolio, due to variances in mortality and lapse experience, are recognized over the contract term. Changes in future mortality and lapse assumptions are also recognized prospectively over the remaining expected contract term.

Advertising costs are expensed as incurred except for direct-response campaigns that qualify for cost deferral. Qualified expenses include individual direct-response marketing campaigns where we can demonstrate the campaigns have specifically resulted in incremental sales to customers and such sales have probable future economic benefits. Any costs directly related to the marketing campaigns are deferred, included with other policy acquisition costs, and expensed as a component of Policy acquisition costs using the same amortization basis.

### d) Value of business acquired (VOBA)
As part of business combination accounting, a VOBA intangible asset is established upon the acquisition of blocks of long-duration contracts. This intangible represents the present value of estimated net cash flows for the in-force contracts as of the acquisition date. VOBA is amortized as a component of Policy acquisition costs in the Consolidated statements of operations in relation to the profit emergence of the underlying acquired contracts. The valuation of VOBA is based on many factors including

mortality, morbidity, persistency, investment yields, expenses, and discount rate. The VOBA intangible is tested for recoverability at least annually using a premium deficiency test. Unrecoverable VOBA is expensed in the period identified.

### e) Reinsurance

Chubb assumes and cedes reinsurance with other insurance companies to provide greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve Chubb of its primary obligation to policyholders.

For both ceded and assumed reinsurance, risk transfer requirements must be met in order to account for a contract as reinsurance, principally resulting in the recognition of cash flows under the contract as premiums and losses. To meet risk transfer requirements, a reinsurance contract must include insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. To assess risk transfer for certain contracts, Chubb generally develops expected discounted cash flow analyses at contract inception. Deposit accounting is used for contracts that do not meet risk transfer requirements.

Reinsurance recoverable includes balances due from reinsurance companies for paid and unpaid losses and loss expenses and future policy benefits that will be recovered from reinsurers, based on contracts in force. The method for determining the reinsurance recoverable on unpaid losses and loss expenses incurred but not reported (IBNR) involves actuarial estimates consistent with those used to establish the associated liability for unpaid losses and loss expenses as well as a determination of Chubb's ability to cede unpaid losses and loss expenses under the terms of the reinsurance agreement.

Reinsurance recoverable is presented net of a valuation allowance for uncollectible reinsurance determined based upon a review of the financial condition of reinsurers and other factors. The valuation allowance for uncollectible reinsurance is based on an estimate of the reinsurance recoverable balance that will ultimately be unrecoverable due to reinsurer insolvency, a contractual dispute, or any other reason. The valuation of this allowance includes several judgments including certain aspects of the allocation of reinsurance recoverable on IBNR claims by reinsurer and a default analysis to estimate uncollectible reinsurance. The primary components of the default analysis are reinsurance recoverable balances by reinsurer, net of collateral, and default factors used to determine the portion of a reinsurer's balance deemed uncollectible. The definition of collateral for this purpose requires some judgment and is generally limited to assets held in a Chubb-only beneficiary trust, letters of credit, and liabilities held with the same legal entity for which Chubb believes there is a contractual right of offset. The determination of the default factor is principally based on the financial strength rating of the reinsurer. Default factors require considerable judgment and are determined using the current financial strength rating, or rating equivalent, of each reinsurer as well as other key considerations and assumptions. Changes in the valuation allowance for uncollectible reinsurance recoverables are recorded in Losses and loss expenses in the Consolidated statements of operations. The more significant considerations to calculate the valuation allowance include, but are not necessarily limited to, the following:

- For reinsurers that maintain a financial strength rating from a major rating agency, and for which recoverable balances are considered representative of the larger population (i.e., default probabilities are consistent with similarly rated reinsurers and payment durations conform to averages), the financial rating is based on a published source and the default factor is based on published default statistics of a major rating agency applicable to the reinsurer's particular rating class. When a recoverable is expected to be paid in a brief period of time by a highly rated reinsurer, such as certain property catastrophe claims, a default factor may not be applied;

- For balances recoverable from reinsurers that are both unrated by a major rating agency and for which management is unable to determine a credible rating equivalent based on a parent, affiliate, or peer company, we determine a rating equivalent based on an analysis of the reinsurer that considers an assessment of the creditworthiness of the particular entity, industry benchmarks, or other factors as considered appropriate. We then apply the applicable default factor for that rating class. For balances recoverable from unrated reinsurers for which the ceded reserve is below a certain threshold, we generally apply a default factor of 11.2 percent, consistent with published statistics of a major rating agency;

- For balances recoverable from reinsurers that are either insolvent or under regulatory supervision, we establish a default factor and resulting valuation allowance for uncollectible reinsurance based on reinsurer-specific facts and circumstances. Upon initial notification of an insolvency, we generally recognize an expense for a substantial portion of all balances outstanding, net of collateral, through a combination of write-offs of recoverable balances and increases to the valuation allowance for uncollectible reinsurance. When regulatory action is taken on a reinsurer, we generally recognize a default factor by estimating an expected recovery on all balances outstanding, net of collateral. When sufficient credible information becomes available, we adjust the valuation allowance for uncollectible reinsurance by establishing a default factor pursuant to information received; and

- For other recoverables, management determines the valuation allowance for uncollectible reinsurance based on the specific facts and circumstances.

The methods used to determine the reinsurance recoverable balance and related valuation allowance for uncollectible reinsurance are regularly reviewed and updated, and any resulting adjustments are reflected in earnings in the period identified.

The methods used to determine the valuation allowance for uncollectible high deductible recoverable amounts and valuation allowance for insurance and reinsurance balances receivable are similar to the processes used to determine the valuation allowance for uncollectible reinsurance recoverable. For information on high deductible policies, refer to section k) Unpaid losses and loss expenses, below.

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired coverage terms of the reinsurance contracts in-force.

### f) Investments
#### *Fixed maturities, equity securities, and short-term investments*
Fixed maturities are primarily classified as available-for-sale (AFS) and are reported at fair value, net of a valuation allowance for credit losses, with changes in fair value recorded as a separate component of AOCI in Shareholders' equity.

Equity securities are reported at fair value with changes in fair value recorded in Net realized gains (losses) on the Consolidated statements of operations.

Short-term investments comprise securities due to mature within one year of the date of purchase and are recorded at fair value which typically approximates cost.

Interest, dividend income, and amortization of fixed maturity market premiums and discounts, related to these securities are recorded in Net investment income, net of investment management and custody fees, in the Consolidated statements of operations. Realized gains or losses on sales of investments are determined on a first-in, first-out basis.

For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised, as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized prospectively. Prepayment fees or call premiums that are only payable when a security is called prior to its maturity are earned when received and reflected in Net investment income.

#### *Valuation allowance for fixed income securities*
Management evaluates expected credit losses (ECL) for AFS securities when fair value is below amortized cost. AFS securities are evaluated for potential credit loss on an individual security level, but the evaluation may use assumptions consistent with expectations of credit losses for a group of similar securities. If management has the intent to sell or will be required to sell the security before recovery, the entire impairment loss will be recorded through income to Net realized gains and losses. If management does not have the intent to sell or will not be required to sell the security before recovery, an allowance for credit losses is established and is recorded through income to Net realized gains and losses, and the non-credit loss portion is recorded through other comprehensive income.

Examples of criteria that are collectively evaluated to determine if a credit loss has occurred include the following:

- The extent to which the fair value is less than amortized cost;

- Adverse conditions related to the security, industry, or geographic area;

- Downgrades in the security's credit rating by a rating agency; and

- Failure of the issuer to make scheduled principal or interest payments.

AFS securities that meet any one of the criteria included above will be subject to a discounted cash flow analysis by comparing the present value of expected future cash flows with the amortized cost basis. Projected cash flows are driven primarily by assumptions regarding probability of default and the timing and amount of recoveries associated with defaults. Chubb developed the projected cash flows using market data, issuer-specific information, and credit ratings. In combination with contractual cash flows and the use of historical default and recovery data by Moody's Investors Service (Moody's) rating category, we generate expected cash flows using the average cumulative issuer-weighted global default rates by letter rating.

If the present value of expected future cash flows is less than the amortized cost, a credit loss exists and an allowance for credit losses will be recognized. If the present value of expected future cash flows is equal to or greater than the amortized cost basis, management will conclude an expected credit loss does not exist.

Management reviews credit losses and the valuation allowance for expected credit losses each quarter. When all or a portion of a fixed maturity security is identified to be uncollectible and written off, the valuation allowance for expected credit losses is reduced. In general, a security is considered uncollectible no later than when all efforts to collect contractual cash flows have been exhausted. Below are considerations for when a security may be deemed uncollectible:

• We have sufficient information to determine that the issuer of the security is insolvent;

• We receive notice that the issuer of the security has filed for bankruptcy, and the collectability is expected to be adversely impacted by the bankruptcy;

• The issuer of a security has violated multiple debt covenants;

• Amounts have been past due for a specified period of time with no response from the issuer;

• A significant deterioration in the value of the collateral has occurred; and

• We have received correspondence from the issuer of the security indicating that it does not intend to pay the contractual principal and interest.

We elected to not measure an allowance for accrued investment income as uncollectible balances are written off in a timely manner, typically 30 to 45 days after uncollected balances are due.

***Private debt held-for-investment***
Private debt held-for-investment relates principally to investments in the funding of public and private projects that are mostly infrastructure and relate to Huatai's investment portfolio. They have stated interest rates and maturity dates with fixed or determinable payments. Private debt held-for-investment are carried at amortized cost, net of a valuation allowance for credit losses. Management evaluates current expected credit losses (CECL) for all Private debt held-for-investment each quarter on a collective pool basis using S&P's corporate bond default average, corporate bond recovery rate, and an economic cycle multiplier. Interest income is recorded when earned within Net investment income on the Consolidated statements of operations.

***Private equities***
Private equities principally consist of Investment funds, limited partnerships, and partially owned investment companies.

Investment funds and limited partnerships
Investment funds, limited partnerships, and all other investments over which Chubb cannot exercise significant influence, generally, when we own less than three percent of the investee's shares, are accounted for as follows:

• Income and expenses from these funds are reported within Net investment income.

• These funds are carried at net asset value, which approximates fair value with changes in fair value recorded in Net realized gains (losses) on the Consolidated statements of operations. Refer to Note 4 for a further discussion on net asset value.

• As a result of the timing of the receipt of valuation data from the investment managers, these investments are generally reported on a three-month lag.

• Sales of these investments are reported within Net realized gains (losses).

Partially-owned investment companies
Partially-owned investment companies are limited partnerships where our ownership interest is generally in excess of three percent and are accounted for under the equity method because Chubb exerts significant influence. These investments apply investment company accounting to determine operating results, and Chubb retains the investment company accounting in applying the equity method.

• This means that investment income, realized gains or losses, and unrealized gains or losses are included in the portion of equity earnings reflected in Other (income) expense.

- As a result of the timing of the receipt of valuation data from the investment managers, these investments are generally reported on a three-month lag.

### *Other investments*

- Huatai's asset management businesses create investment entities known as consolidated investment products which include mutual funds with primary holdings in fixed maturities. These securities are reported at fair value with changes in fair value reported through the Consolidated statements of operations within Net realized gains (losses) as required under investment company accounting standards.

- Fixed maturities supporting certain participating policy liabilities principally relate to the Huatai investment portfolio. We have elected to account for these investments using the fair value option so that changes in fair value of the fixed maturities are recorded in Net realized gains (losses), as opposed to a component within AOCI, to offset corresponding changes in policyholder liabilities within Policy benefits.

- Policy loans are carried at outstanding balance and interest income is reflected in Net investment income.

- Life insurance policies are carried at policy cash surrender value and income is reflected in Other (income) expense.

- Non-qualified separate account assets are supported by assets that do not qualify for separate account reporting under U.S. GAAP and are carried at fair value. Unrealized gains and losses on non-qualified separate account assets are reflected in Other (income) expense.

### *Securities lending program*

Chubb participates in a securities lending program operated by a third-party banking institution whereby certain assets are loaned to qualified borrowers and from which we earn an incremental return which is recorded within Net investment income in the Consolidated statements of operations.

Borrowers provide collateral, in the form of either cash or approved securities, at a minimum of 102 percent of the fair value of the loaned securities. Each security loan is deemed to be an overnight transaction. Cash collateral is invested in a collateral pool which is managed by the banking institution. The collateral pool is subject to written investment guidelines with key objectives which include the safeguard of principal and adequate liquidity to meet anticipated redemptions. The fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned securities changes. The fair value of the securities on loan is included in Fixed maturities available-for-sale and Equity securities in the Consolidated balance sheets. The collateral is held by the third-party banking institution, and the collateral can only be accessed in the event that the institution borrowing the securities is in default under the lending agreement. As a result of these restrictions, we consider our securities lending activities to be non-cash investing and financing activities. An indemnification agreement with the lending agent protects us in the event a borrower becomes insolvent or fails to return any of the securities on loan. The securities lending collateral is reported as a separate line in the Consolidated balance sheets with a related liability reflecting our obligation to return the collateral plus interest.

### *Repurchase agreements*

Securities sold under repurchase agreements, whereby Chubb sells securities and repurchases them at a future date for a predetermined price, are accounted for as collateralized investments and borrowings and are recorded at the contractual repurchase amounts plus accrued interest. Assets to be repurchased are the same or substantially the same as the assets transferred, and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The fair value of the underlying securities is included in fixed maturities. In contrast to securities lending programs, the use of cash received is not restricted. We report the obligation to return the cash as Repurchase agreements in the Consolidated balance sheets and record the fees under these repurchase agreements within Interest expense on the Consolidated statements of operations.

Refer to Note 4 for a discussion on the determination of fair value for Chubb's various investment securities.

### g) Consolidation of Variable interest entities (VIEs)

Chubb consolidates entities in which it has a controlling interest and is a primary beneficiary of a VIE. Huatai's asset management businesses create investment entities known as consolidated investment products which include mutual funds with primary holdings in fixed maturities. While many investors may not be related parties, Huatai invests in these funds at various ownership percentages. We consolidate the VIEs if we are the primary beneficiary, which is generally when we hold an economic interest of 10 percent or more. The consolidation of VIEs requires us to record 100 percent of both the underlying assets and liabilities of the mutual funds within the Consolidated balance sheets as well as the profit and losses within the Consolidated statements of operations. The relevant amounts attributable to investors other than Chubb are reflected as Noncontrolling interests. Purchases and sales of investments by the consolidated VIEs are reported as operating activities on the Consolidated statements of cash flows. Where Huatai's ownership in these consolidated investment products is less than 10 percent, we generally would not expect to be the primary beneficiary of these VIEs and would not consolidate. Our economic risk with respect to each investment in a consolidated investment product is limited to our equity ownership and any uncollected management and performance fees. Refer to Note 3 h) for additional information.

## h) Derivative instruments

Derivative instruments are carried at fair value in the Consolidated balance sheets in either Accounts payable, accrued expenses, and other liabilities or Other assets. We participate in these derivative instruments primarily to mitigate financial risks and manage certain investment portfolio risks and exposures, including assets and liabilities denominated in foreign currencies. We use derivative instruments including futures, options, swaps, and foreign currency forward contracts. Refer to Note 14 for additional information.

Changes in fair value of derivatives not designated as hedging instruments are included in Net realized gains (losses) and changes in fair value of futures contracts on equities related to our variable annuity reinsurance business are included in Market risk benefits gains (losses) in the Consolidated statements of operations.

We also invest in certain derivative instruments that are designated as hedging instruments and qualify for hedge accounting. These derivatives designated as hedging instruments must be highly effective in mitigating the designated changes of the hedged item. We assess at the hedge's inception, and continue to assess on a quarterly basis, whether the derivatives that are used in hedging transactions have been and are expected to be highly effective in offsetting changes in the hedged items. Derivatives designated as hedging instruments include cross-currency swaps designated as fair value hedges for foreign currency exposure associated with portions of our euro denominated debt and net investment hedges for foreign currency exposure in the net investments of certain foreign subsidiaries. Refer to Note 14 for additional information.

Changes in fair value of net investment hedges are recorded in Cumulative translation adjustments (CTA) within OCI. Changes in fair value of fair value hedges that principally offset the foreign currency remeasurement on the hedged debt is recorded within Net realized gains (losses) on the Consolidated statement of operations with the remaining change in fair value recorded in Other, within OCI.

## i) Cash

We have agreements with a third-party bank provider which implemented two international multi-currency notional cash pooling programs. In each program, participating Chubb entities establish deposit accounts in different currencies with the bank provider and each day the credit or debit balances in every account are notionally translated into a single currency (U.S. dollars) and then notionally pooled. The bank extends overdraft credit to any participating Chubb entity as needed, provided that the overall notionally-pooled balance of all accounts in each pool at the end of each day is at least zero. Any overdraft balances incurred under this program by a Chubb entity would be guaranteed by Chubb Limited (up to $1.5 billion in the aggregate). Our group syndicated credit facility allows for same day drawings to fund a net pool overdraft should participating Chubb entities overdraw contributed funds from the pool.

### Restricted cash

Included in Cash is restricted cash of $198 million and $261 million at December 31, 2025 and 2024, respectively. Restricted cash represents amounts held for the benefit of third parties and is legally or contractually restricted as to withdrawal or usage. Amounts include deposits with U.S. and non-U.S. regulatory authorities, trust funds set up for the benefit of ceding companies, and amounts pledged as collateral to meet financing arrangements.

## j) Goodwill and Other intangible assets

Goodwill represents the excess of the cost of acquisitions over the fair value of net assets acquired and is not amortized. Goodwill is assigned at acquisition to the applicable reporting unit of the acquired entities giving rise to the goodwill. Goodwill impairment tests are performed annually or more frequently if circumstances indicate a possible impairment. For goodwill impairment testing, we use a qualitative assessment to determine whether it is more likely than not (i.e., more than a 50 percent probability) that the fair value of a reporting unit is greater than its carrying amount. If our assessment indicates it is more likely than not that carrying value exceeds fair value, we quantitatively estimate a reporting unit's fair value.

Indefinite lived intangible assets are not subject to amortization. Finite lived intangible assets are amortized over their useful lives, generally with an average original useful life of 25 years. Intangible assets are regularly reviewed for indicators of impairment. Impairment is recognized if the carrying amount is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value.

### k) Unpaid losses and loss expenses

A liability is established for the estimated unpaid losses and loss expenses under the terms of Chubb's policies and agreements. Similar to premiums that are recognized as revenues over the coverage period of the policy, a liability for unpaid losses and loss expenses is recognized as expense when insured events occur over the coverage period of the policy. This liability includes a provision for both reported claims (case reserves) and incurred but not reported claims (IBNR reserves). IBNR reserve estimates are generally calculated by first projecting the ultimate cost of all losses that have occurred (expected losses), and then subtracting paid losses, case reserves, and loss expenses. The methods of determining such estimates and establishing the resulting liability are reviewed regularly and any adjustments are reflected in income in the period in which they become known. Future developments may result in losses and loss expenses materially greater or less than recorded amounts.

Except for net unpaid loss and loss expense reserves for certain structured settlements for which the timing and amount of future claim payments are reliably determinable and certain reserves for unsettled claims, Chubb does not discount its P&C loss reserves. The net undiscounted reserves related to structured settlements and certain reserves for unsettled claims are immaterial.

Included in Unpaid losses and loss expenses are liabilities for A&E claims and expenses. These unpaid losses and loss expenses are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily-injury claims related to asbestos products and environmental hazards. The estimation of these liabilities is particularly sensitive to changes in the legal environment including specific settlements that may be used as precedents to settle future claims. However, Chubb does not anticipate future changes in laws and regulations in setting its A&E reserve levels.

Also included in Unpaid losses and loss expenses is the fair value adjustment of $61 million and $60 million at December 31, 2025 and 2024, respectively, principally related to Chubb Corp's historical unpaid losses and loss expenses. The estimated fair value consists of the present value of the expected net unpaid loss and loss adjustment expense payments adjusted for an estimated risk margin. The estimated cash flows are discounted at a risk-free rate. The estimated risk margin varies based on the inherent risks associated with each type of reserve. The fair value is amortized through Amortization of purchased intangibles on the Consolidated statements of operations based on the estimated payout patterns of unpaid loss and loss expenses at the acquisition date.

Our loss reserves are presented net of contractual deductible recoverable amounts due from policyholders. Under the terms of certain high deductible policies which we offer, such as workers' compensation and general liability, our customers are responsible to reimburse us for an agreed-upon dollar amount per claim. In nearly all cases we are required under such policies to pay covered claims first, and then seek reimbursement for amounts within the applicable deductible from our customers. We generally seek to mitigate this risk through collateral agreements.

Prior period development arises from changes to loss estimates recognized in the current year that relate to loss reserves first reported in previous calendar years and excludes the effect of losses from the development of earned premiums from previous accident years.

For purposes of analysis and disclosure, management views prior period development to be changes in the nominal value of loss estimates from period to period, net of premium and profit commission adjustments on loss sensitive contracts. Prior period development generally excludes changes in loss estimates that do not arise from the emergence of claims, such as those related to uncollectible reinsurance, interest, unallocated loss adjustment expenses, or foreign currency. Accordingly, specific items excluded from prior period development include the following: gains/losses related to foreign currency remeasurement; losses recognized from the early termination or commutation of reinsurance agreements that principally relate to the time value of money; changes in the value of reinsurance business assumed reflected in losses incurred but principally related to the time value of money; and losses that arise from changes in estimates of earned premiums from prior accident years. Except for foreign currency remeasurement, which is included in Net realized gains (losses), these items are included in current year losses within Losses and loss expenses on the Consolidated statements of operations.

## l) Future policy benefits

For traditional and limited-payment contracts, contracts are grouped into cohorts by coverage type and issue year to determine a liability for future policy benefits. The future policy benefit liability (FPBL) is the present value of estimated future policy benefits to be paid to or on behalf of policyholders and certain related expenses less the present value of estimated future net premiums to be collected from policyholders and is accrued as premium revenue is recognized. The valuation of this liability requires management to make estimates and assumptions regarding expenses, mortality, and persistency. Estimates are primarily based on historical experience. Actual results could differ materially from these estimates.

The liability is adjusted for differences between actual and expected experience. With the exception of the expense assumption, we review our future cash flow assumptions at least annually to determine if the net premium ratio (NPR), the mechanism to record the liability as premium is earned, should be changed at that time. We have elected to use expense assumptions that are locked in at contract inception and are not subsequently reviewed or updated. Each quarter, we update the cash flows expected over the entire life of each cohort for actual historical experience and projected future cash flows. These updated cash flows are used to calculate the revised NPR, which is used to derive an updated FPBL as of the beginning of the current reporting period, discounted at the original contract issuance discount rate. This amount is then compared to the carrying amount of the liability as of that same date, but before the updating of cash flow assumptions, to determine the current period change in FPBL. This current period change in the liability is the remeasurement gain or loss and is recorded in Policy benefits in the Consolidated statements of operations. In subsequent periods, the revised NPR is used to record the FPBL until future revisions become required.

For traditional and limited-payment contracts, the discount rate assumption is based on an upper-medium grade fixed-income instrument yield. An equivalent rate is derived based on A-credit-rated fixed-income instruments with similar duration to the liability. The discount rate assumption is updated quarterly and used to remeasure the liability at each reporting date, with the resulting change reflected in Other comprehensive income. For liability cash flows that are projected beyond the duration of market-observable A-credit-rated fixed-income instruments, we use the last market-observable yield level, as the basis for a linear interpolation to determine yield assumptions for durations that do not have market-observable yields.

### Deferred profit liability

For limited-payment products, gross premiums received in excess of net premiums are deferred at initial recognition as a deferred profit liability (DPL) and recorded as a component of Future policy benefits in the Consolidated balance sheets. Net premiums are measured using actual cash flows and future cash flow assumptions consistent with those used in the measurement of the liability for future policy benefits and remeasured quarterly. The DPL is amortized in proportion to the discounted in-force policies. Interest is accreted on the balance of the DPL using the discount rate consistent with the interest accretion on the FPBL. The recalculated DPL, including adjusted amortization through the current period, is compared to the current carrying amount and the difference is recognized as an adjustment to Policy benefits in the Consolidated statements of operations as a remeasurement gain or loss.

## m) Market Risk Benefits

Chubb reinsures various death and living benefit guarantees associated with variable annuities issued primarily in the United States, which meet the definition of Market risk benefits (MRB). These reinsurance contracts provide protection to the ceding entity from, and expose us to, other-than-nominal capital market risk. Market risk benefits are measured at fair value using a valuation model based on current net exposures, market data, our experience, and other factors. Changes in fair value are recognized in Market risk benefits gains (losses) in the Consolidated statements of operations, except the change in fair value due to a change in the instrument-specific credit risk, which is recognized in other comprehensive income.

We generally receive a monthly premium during the accumulation phase of the covered annuities (in-force) based on a percentage of either the underlying accumulated account values or the underlying accumulated guaranteed values. Depending on an annuitant's age, the accumulation phase can last many years. To limit our exposure under these programs, all reinsurance treaties include annual or aggregate claim limits and many include an aggregate deductible.

The guarantees which are payable on death, referred to as guaranteed minimum death benefits (GMDB), principally cover shortfalls between accumulated account value at the time of an annuitant's death and either i) an annuitant's total deposits; ii) an annuitant's total deposits plus a minimum annual return; or iii) the highest accumulated account value attained at any policy anniversary date. In addition, a death benefit may be based on a formula specified in the variable annuity contract that uses a percentage of the growth of the underlying contract value.

Under reinsurance programs covering guaranteed living benefits (GLB), we assume the risk of guaranteed minimum income benefits (GMIB) associated with variable annuity contracts. The GMIB risk is triggered if, at the time the contract holder elects to convert the accumulated account value to a periodic payment stream (annuitize), the accumulated account value is not sufficient to provide a guaranteed minimum level of monthly income.

### n) Separate accounts

Separate account assets represent segregated funds where investment risks are borne by the customers, except to the extent of certain guarantees made by Chubb. Separate account liabilities primarily represent the policyholders' account balances in separate account assets and are equal and offsetting to total separate account assets. The assets of each account are legally segregated and are not subject to claims that arise out of Chubb's business. Mortality, policy administration and surrender charges assessed against the accounts are included in Net premiums earned on the Consolidated statements of operations. The related investment performance of the separate account assets (including interest, dividends, realized gains and losses, and changes in unrealized gains and losses) generally accrue to the policyholders and are not included in our Consolidated statements of operations. Fees charged against the separate accounts are deferred and recorded as unearned revenue liabilities within Policyholders' account balances on the Consolidated balance sheets until they are earned within Net premiums earned on the Consolidated statements of operations. Refer to section o) Policyholders' account balances, below.

### o) Policyholders' account balances

Policyholders' account balances represent a liability for investment contracts sold that do not meet the definition of an insurance contract, and certain of these contracts are sold with a guaranteed rate of return. Consideration received or paid is recorded as a deposit asset or liability in the balance sheet as opposed to recording premiums and losses in the statements of operations. The liability for policyholders' account balances equals accumulated policy account values, which consist of consideration received from the policyholder, plus any credited income, less any relevant charges. Also included within Policyholders' account balances is an unearned revenue liability which represents policy charges for services to be provided in future periods. The charges are deferred as incurred and are generally amortized over the expected life of the contract using the same methodology, factors, and assumptions used to amortize deferred acquisition costs.

Certain of our long-duration contracts are supported by assets that do not qualify for separate account reporting under U.S. GAAP. These assets are classified as non-qualified separate account assets and reported in Other investments and the offsetting liabilities are reported in Policyholders' account balances in the Consolidated balance sheets. Changes in the fair value of separate account assets that do not qualify for separate account reporting under U.S. GAAP are reported in Other (income) expense, and the offsetting movements in the liabilities are included in Policy benefits in the Consolidated statements of operations.

### p) Property and equipment

Property and equipment used in operations are capitalized and carried at cost less accumulated depreciation and are reported within Other assets in the Consolidated balance sheets. At December 31, 2025, property and equipment totaled $3.5 billion, consisting principally of capitalized software costs of $2.2 billion incurred to develop or obtain computer software for internal use and company-owned facilities of $364 million. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. For capitalized software, the estimated useful life is generally three years to five years (for security and analytics systems), but can be as long as 15 years (for systems of record such as our general ledger and processing systems such as our policy administration systems). For company-owned facilities the estimated useful life is 40 years. At December 31, 2024, property and equipment totaled $3.1 billion.

### q) Foreign currency remeasurement and translation

The functional currency for each of our foreign operations is generally the currency of the local operating environment. Transactions in currencies other than a foreign operation's functional currency are remeasured into the functional currency, and the resulting foreign exchange gains and losses are reflected in Net realized gains (losses) in the Consolidated statements of operations. Functional currency assets and liabilities are translated into the reporting currency, U.S. dollars, using period end exchange rates and the related translation adjustments are recorded as a separate component of AOCI in Shareholders' equity. Functional statement of operations amounts expressed in functional currencies are translated using average exchange rates.

### r) Administrative expenses

Administrative expenses generally include all operating costs other than policy acquisition costs. The North America Commercial P&C Insurance segment manages and uses an in-house third-party claims administrator, ESIS Inc. (ESIS). ESIS performs claims management and risk control services for domestic and international organizations that self-insure P&C exposures as well as internal P&C exposures. The net operating income (loss) of ESIS is included within Administrative expenses in the Consolidated statements of operations and was $10 million, $7 million, and $(2) million for the years ended December 31, 2025, 2024, and 2023, respectively.

### s) Asset management and performance fee revenue and expenses

Huatai's asset management companies recognize revenue and expenses from the management of third-party assets which are unrelated to Chubb's core insurance operations. These revenues include management fees, which are recognized in the period in which the services are performed, and asset performance fees, which are recognized to the extent it is probable that a significant reversal will not occur. These fees and expenses are included in Other (income) expense on the Consolidated statements of operations. Refer to Note 18 for additional information.

### t) Income taxes

Income taxes have been recorded related to those operations subject to income tax. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the Consolidated Financial Statements and the tax basis of our assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax law or rates is recognized in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all, or some portion, of the benefits related to these deferred tax assets will not be realized. The valuation allowance assessment considers tax planning strategies, where appropriate.

We recognize uncertain tax positions that are determined to be more likely than not of being sustained upon examination. Recognized income tax positions are measured at the largest amount that has a greater than 50 percent likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Chubb's policy for releasing income tax effects from AOCI is to release them as investments are sold or mature and as pension and postretirement benefit liabilities are extinguished. Refer to Note 12 for additional information.

### u) Earnings per share

Basic earnings per share is calculated using the weighted-average shares outstanding, including participating securities with non-forfeitable rights to dividends such as unvested restricted stock. All potentially dilutive securities, including stock options are excluded from the basic earnings per share calculation. In calculating diluted earnings per share, the weighted-average shares outstanding is increased to include all potentially dilutive securities. Basic and diluted earnings per share are calculated by dividing Net income attributable to Chubb by the applicable weighted-average number of shares outstanding during the year.

### v) Share-based compensation

Chubb measures and records compensation cost for all share-based payment awards at grant-date fair value. Compensation costs are recognized for vesting of share-based payment awards with only service conditions on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award were, in substance, multiple awards. For retirement-eligible participants, compensation costs for certain share-based payment awards are recognized immediately at the date of grant. Refer to Note 16 for additional information.

### w) Integration expenses and severance

Direct costs related to business combinations were expensed as incurred. Integration expenses and severance were $79 million, $39 million, and $69 million for the years ended December 31, 2025, 2024, and 2023, respectively, and include all internal and external costs directly related to the integration activities, as well as severance expenses incurred as part of transformation initiatives to enhance operational efficiency. Integration related expenses principally consisted of third-party consulting fees, employee-related retention costs, and other professional and legal fees related to the acquisition.

### x) New accounting pronouncements

### Accounting guidance adopted in 2025
*Improvements to Income Tax Disclosures*
In December 2023, the FASB issued guidance that requires expanded income tax disclosures, including the disaggregation of existing disclosures related to the tax rate reconciliation and income taxes paid. We prospectively adopted this disclosure-only guidance for our annual 2025 reporting, and modified the presentation of our taxation disclosures. Refer to Note 12 for additional information.

**Accounting guidance not yet adopted**
*Disaggregation of Income Statement Expenses*
In November 2024, the FASB issued guidance that requires disclosure of specified information about certain costs and expenses in the notes to the financial statements. The guidance is effective for our 2027 annual reporting, and interim reporting periods beginning in 2028. Prospective application is required, with retrospective application permitted. We are evaluating the impact of this disclosure-only requirement.

## 2. Acquisitions

***Liberty Mutual's P&C Insurance Businesses in Thailand and Vietnam***
On March 3, 2025, we entered into agreements to acquire the insurance businesses of Liberty Mutual in Thailand and Vietnam. The two companies, LMG Insurance in Thailand and Liberty Insurance in Vietnam, offer a range of consumer and commercial P&C products.

On April 1, 2025, we completed the acquisition of LMG Insurance in Thailand for $321 million, and recognized goodwill of $183 million and intangible assets of $57 million. This acquisition expands our presence and advances our long-term growth opportunity in the region. The results of operations for LMG Insurance in Thailand are reported in our Overseas General Insurance segment. On February 2, 2026, we completed the acquisition of Liberty Insurance in Vietnam, which will be reported in our Overseas General Insurance segment in the first quarter of 2026. These acquisitions are not material to Chubb's financial results.

***Healthy Paws***
On May 31, 2024, we acquired the business of Healthy Paws Pet Insurance LLC, a managing general agent specializing in pet insurance, from Aon plc for approximately $300 million in cash. We recognized goodwill of $256 million and intangible assets of $44 million from this acquisition. Chubb has been the exclusive underwriter of Healthy Paws since 2013. The transaction positions Chubb to expand in a niche market with substantial growth potential. This business is assigned to the North America Commercial Insurance segment.

***Huatai Group***
Huatai Insurance Group Co., Ltd. (Huatai Group) is a Chinese financial services holding company and the parent company of, among others, Huatai Property & Casualty Insurance Co., Ltd. (Huatai P&C), Huatai Life Insurance Co., Ltd. (Huatai Life), Huatai Asset Management Co., Ltd., and Huatai Baoxing Fund Management Co., Ltd., of which Huatai Group owns 100 percent, 80 percent, 91 percent, and 85 percent, respectively (collectively, Huatai).

On July 1, 2023, Chubb further advanced our goal of greater product, customer, and geographical diversification by obtaining a controlling interest in Huatai Group, as we increased ownership interest from approximately 64.2 percent to approximately 69.6 percent. At that time, Chubb discontinued the equity method of accounting and applied consolidation accounting. Accordingly, Chubb remeasured the 64.2 percent equity method investment to its fair value of $4.1 billion as of July 1, 2023, resulting in a one-time realized gain of $763 million after-tax, reflecting the remeasurement of the previously held equity interest's historical carrying value to fair value. There was also a net realized and unrealized loss of $17 million after-tax reflecting the write-off of AOCI loss balances accumulated while under equity method accounting of $611 million with an offset to realized loss of $628 million.

Subsequent to consolidation on July 1, 2023, we acquired incremental ownership interests, including approximately 7.0 percent in 2023, approximately 9.0 percent in 2024, and approximately 1.6 percent in 2025. Our aggregate ownership interest in Huatai Group was approximately 87.2 percent as of December 31, 2025.

Huatai Group's life insurance and asset management businesses are included in the Life Insurance segment, and Huatai Group's P&C business is included in the Overseas General Insurance segment. Results for Huatai Group's non-insurance operations, comprising real estate and holding company activity, are included in Corporate. The following table summarizes the results of the acquired Huatai Group operations since the acquisition date that have been included within our Consolidated statements of operations:

| (in millions of U.S. dollars) | July 1, 2023 to December 31, 2023 |
|---|---|
| Total revenues | $ 739 |
| Net loss | $ (30) |
| Net loss attributable to Chubb | $ (17) |

The following table presents supplemental unaudited pro forma consolidated information for the periods indicated as though the acquisition of a controlling majority interest in Huatai Group that occurred on July 1, 2023, had instead occurred on January 1, 2023. The unaudited pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition of a controlling majority interest been consummated on January 1, 2023, nor is it necessarily indicative of future operating results. Significant assumptions used to determine pro forma operating results include amortization of VOBA and other intangible assets.

| **Pro forma:** | For the Year Ended December 31 |
|---|---|
| (in millions of U.S. dollars) | 2023 |
| Net premiums earned | $ 46,502 |
| Total revenues | $ 50,550 |
| Net income | $ 8,850 |
| Net income attributable to Chubb | $ 8,859 |

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Chubb Limited and Subsidiaries

### 3. Investments

#### a) Fixed maturities

| December 31, 2025 (in millions of U.S. dollars) | Amortized Cost | Valuation Allowance | Gross Unrealized Appreciation | Gross Unrealized Depreciation | Fair Value |
|---|---|---|---|---|---|
| *Available-for-sale* | | | | | |
| U.S. and local government securities | $ 3,908 | $ — | $ 27 | $ (221) | $ 3,714 |
| Non-U.S. | 40,479 | (10) | 795 | (908) | 40,356 |
| Corporate and asset-backed securities | 48,806 | (42) | 734 | (1,612) | 47,886 |
| Mortgage-backed securities | 31,533 | — | 398 | (1,207) | 30,724 |
| | $ 124,726 | $ (52) | $ 1,954 | $ (3,948) | $ 122,680 |

| December 31, 2024 (in millions of U.S. dollars) | Amortized Cost | Valuation Allowance | Gross Unrealized Appreciation | Gross Unrealized Depreciation | Fair Value |
|---|---|---|---|---|---|
| *Available-for-sale* | | | | | |
| U.S. and local government securities | $ 4,383 | $ — | $ 10 | $ (323) | $ 4,070 |
| Non-U.S. | 36,311 | (23) | 753 | (1,203) | 35,838 |
| Corporate and asset-backed securities | 45,231 | (47) | 287 | (2,264) | 43,207 |
| Mortgage-backed securities | 29,158 | — | 69 | (1,979) | 27,248 |
| | $ 115,083 | $ (70) | $ 1,119 | $ (5,769) | $ 110,363 |

The following table presents fixed maturities by contractual maturity:

| | December 31 | | | |
|---|---|---|---|---|
| | 2025 | | | 2024 |
| (in millions of U.S. dollars) | Net Carrying Value | Fair Value | Net Carrying Value | Fair Value |
| *Available-for-sale* | | | | |
| Due in 1 year or less | $ 4,749 | $ 4,749 | $ 4,507 | $ 4,507 |
| Due after 1 year through 5 years | 35,611 | 35,611 | 33,446 | 33,446 |
| Due after 5 years through 10 years | 31,514 | 31,514 | 26,901 | 26,901 |
| Due after 10 years | 20,082 | 20,082 | 18,261 | 18,261 |
| | 91,956 | 91,956 | 83,115 | 83,115 |
| Mortgage-backed securities | 30,724 | 30,724 | 27,248 | 27,248 |
| | $ 122,680 | $ 122,680 | $ 110,363 | $ 110,363 |

Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

**b) Gross unrealized loss**

Fixed maturities in an unrealized loss position at December 31, 2025 and 2024 comprised both investment grade and below investment grade securities for which fair value declined, principally due to rising interest rates since the date of purchase.

The following tables present, for available-for-sale (AFS) fixed maturities in an unrealized loss position (including securities on loan) that are not deemed to have expected credit losses, the aggregate fair value and gross unrealized loss by length of time the security has continuously been in an unrealized loss position:

| December 31, 2025 (in millions of U.S. dollars) | 0 – 12 Months Fair Value | 0 – 12 Months Gross Unrealized Loss | Over 12 Months Fair Value | Over 12 Months Gross Unrealized Loss | Total Fair Value | Total Gross Unrealized Loss |
|---|---|---|---|---|---|---|
| U.S. and local government securities | $ 307 | $ (3) | $ 2,139 | $ (216) | $ 2,446 | $ (219) |
| Non-U.S. | 6,664 | (163) | 8,995 | (622) | 15,659 | (785) |
| Corporate and asset-backed securities | 4,136 | (59) | 10,225 | (867) | 14,361 | (926) |
| Mortgage-backed securities | 1,467 | (12) | 11,016 | (1,194) | 12,483 | (1,206) |
| Total AFS fixed maturities | $ 12,574 | $ (237) | $ 32,375 | $ (2,899) | $ 44,949 | $ (3,136) |

| December 31, 2024 (in millions of U.S. dollars) | 0 – 12 Months Fair Value | 0 – 12 Months Gross Unrealized Loss | Over 12 Months Fair Value | Over 12 Months Gross Unrealized Loss | Total Fair Value | Total Gross Unrealized Loss |
|---|---|---|---|---|---|---|
| U.S. and local government securities | $ 767 | $ (16) | $ 2,489 | $ (303) | $ 3,256 | $ (319) |
| Non-U.S. | 6,630 | (138) | 12,023 | (874) | 18,653 | (1,012) |
| Corporate and asset-backed securities | 10,069 | (194) | 13,290 | (1,259) | 23,359 | (1,453) |
| Mortgage-backed securities | 10,490 | (170) | 11,987 | (1,794) | 22,477 | (1,964) |
| Total AFS fixed maturities | $ 27,956 | $ (518) | $ 39,789 | $ (4,230) | $ 67,745 | $ (4,748) |

The following table presents a roll-forward of valuation allowance for expected credit losses on fixed maturities:

| (in millions of U.S. dollars) | Year Ended December 31 2025 | Year Ended December 31 2024 |
|---|---|---|
| *Available-for-sale* | | |
| Valuation allowance for expected credit losses - beginning of year | $ 70 | $ 156 |
| Provision for expected credit loss | 97 | 118 |
| Write-offs charged against the expected credit loss | (2) | (6) |
| Recovery of expected credit loss | (113) | (198) |
| Valuation allowance for expected credit losses - end of year | $ 52 | $ 70 |
| *Private debt held-for-investment* | | |
| Valuation allowance for expected credit losses - beginning of year | $ 4 | $ 4 |
| Provision for expected credit loss | 1 | 2 |
| Recovery of expected credit loss | (2) | (2) |
| Valuation allowance for expected credit losses - end of year | $ 3 | $ 4 |

## c) Net realized gains (losses)

The following table presents the components of net realized gains (losses) and the change in net unrealized appreciation (depreciation) of investments:

| | | | Year Ended December 31 | | |
|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | **2025** | | 2024 | 2023 |
| Fixed maturities: | | | | | |
| Gross realized gains | $ | 272 | $ | 132 | $ 208 |
| Gross realized losses | | (450) | | (535) | (656) |
| Other investments - Fixed maturities [1] | | 10 | | 602 | (12) |
| Net (provision for) recovery of expected credit losses | | 19 | | 86 | 43 |
| Impairment [2] | | (49) | | (94) | (64) |
| Total fixed maturities | | (198) | | 191 | (481) |
| Equity securities [3] | | 656 | | 194 | (38) |
| Private equities (less than 3 percent ownership) | | 99 | | 124 | 70 |
| Foreign exchange | | (223) | | (223) | (183) |
| Investment and embedded derivative instruments | | (37) | | (189) | (53) |
| Other derivative instruments | | (21) | | (4) | (10) |
| Other | | (65) | | 24 | 88 |
| Net realized gains (losses) (pre-tax) | $ | 211 | $ | 117 | $ (607) |
| | | | | | |
| Change in net unrealized appreciation (depreciation) on investments (pre-tax): | | | | | |
| Fixed maturities available-for-sale | $ | 2,654 | $ | (251) | $ 3,563 |
| Fixed maturities held-to-maturity | | — | | — | (125) |
| Other | | 1 | | — | 10 |
| Income tax expense | | (133) | | (110) | (328) |
| Change in net unrealized appreciation (depreciation) on investments (after-tax) | $ | 2,522 | $ | (361) | $ 3,120 |

[1] In 2025 and 2024, Other investments - Fixed maturities includes $(149) million and $275 million, respectively, of realized gains (losses) related to investments measured under the fair value option.

[2] Relates to certain securities we intended to sell and securities written to market entering default.

[3] In 2025 and 2024, Equity securities includes $138 million and $(22) million, respectively, of realized gains (losses) related to investments measured under the fair value option.

Realized gains and losses from Other investments, Equity securities and Private equities from the table above include sales of securities and unrealized gains and losses from fair value changes as follows:

| | | | | Year Ended December 31, 2025 | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | Other Investments | | Equity Securities | | Private Equities | | Total |
| Net gains (losses) recognized during the period | $ | 10 | $ | 656 | $ | 99 | $ | 765 |
| Less: Net gains (losses) recognized from sales of securities | | 4 | | 185 | | — | | 189 |
| Unrealized gains (losses) recognized for securities still held at reporting date | $ | 6 | $ | 471 | $ | 99 | $ | 576 |

| | | | | Year Ended December 31, 2024 | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | Other Investments | | Equity Securities | | Private Equities | | Total |
| Net gains (losses) recognized during the period | $ | 602 | $ | 194 | $ | 124 | $ | 920 |
| Less: Net gains (losses) recognized from sales of securities | | 4 | | 25 | | — | | 29 |
| Unrealized gains (losses) recognized for securities still held at reporting date | $ | 598 | $ | 169 | $ | 124 | $ | 891 |

| (in millions of U.S. dollars) | Year Ended December 31, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Other Investments | Equity Securities | Private Equities | Total |
| Net gains (losses) recognized during the period | $ (12) | $ (38) | $ 70 | $ 20 |
| Less: Net gains (losses) recognized from sales of securities | — | (68) | | (68) |
| Unrealized gains (losses) recognized for securities still held at reporting date | $ (12) | $ 30 | $ 70 | $ 88 |

### d) Other investments

| (in millions of U.S. dollars) | December 31 | |
| --- | --- | --- |
| | **2025** | 2024 |
| Fixed maturities [1] [2] | $ **8,091** | $ 6,265 |
| Life insurance policies | **594** | 518 |
| Policy loans | **1,117** | 941 |
| Other, including non-qualified separate account assets [3] | **947** | 873 |
| Total | $ **10,749** | $ 8,597 |

[1]  Includes fixed maturities related to consolidated VIEs of $5.8 billion and $4.6 billion at December 31, 2025 and 2024, respectively. Refer to Note 1 g) to the Consolidated Financial Statements for additional information on the consolidation of VIEs.

[2]  2025 and 2024 includes $2.3 billion and $1.7 billion, respectively, of fixed maturities measured at fair value under the fair value option.

[3]  Non-qualified separate account assets comprise mutual funds, supported by assets that do not qualify for separate account reporting under U.S. GAAP.

### e) Private equities

Private equities include investment funds, limited partnerships and partially-owned investment companies measured at fair value using net asset value (NAV) as a practical expedient. The following table presents, by investment category, the expected liquidation period, fair value, and maximum future funding commitments for private equities:

| (in millions of U.S. dollars) | Expected Liquidation Period of Underlying Assets | December 31 | | | |
| --- | --- | --- | --- | --- | --- |
| | | **2025** | | 2024 | |
| | | **Fair Value** | **Maximum Future Funding Commitments** | Fair Value | Maximum Future Funding Commitments |
| Financial | **2 to 10 Years** | $ **1,420** | $ **483** | $ 1,265 | $ 281 |
| Real assets | **2 to 13 Years** | **1,924** | **1,111** | 1,974 | 547 |
| Distressed | **2 to 8 Years** | **1,226** | **977** | 1,257 | 679 |
| Private credit | **3 to 8 Years** | **299** | **302** | 295 | 285 |
| Traditional | **2 to 14 Years** | **11,990** | **4,345** | 9,674 | 4,650 |
| Vintage | **1 to 3 Years** | **43** | **—** | 64 | — |
| Investment funds | **Not Applicable** | **337** | **—** | 240 | — |
| | | $ **17,239** | $ **7,218** | $ 14,769 | $ 6,442 |

Included in all categories in the above table, except for Investment funds, are investments for which Chubb will never have the contractual option to redeem but receives distributions based on the liquidation of the underlying assets. Further, for all categories except for Investment funds, Chubb does not have the ability to sell or transfer the investments without the consent from the general partner of individual funds.

| Investment Category | Consists of investments in private equity funds: |
|---|---|
| Financial | targeting financial services companies, such as financial institutions and insurance services worldwide |
| Real assets | targeting investments related to hard physical assets, such as real estate, infrastructure and natural resources |
| Distressed | targeting distressed corporate debt/credit and equity opportunities in the U.S. |
| Private credit | targeting privately originated corporate debt investments, including senior secured loans and subordinated bonds |
| Traditional | employing traditional private equity investment strategies such as buyout and growth equity globally |
| Vintage | where the initial fund term has expired |

Included in private equities are 194 individual limited partnerships covering a broad range of investment strategies including large cap buyouts, specialist buyouts, growth capital, distressed, mezzanine, real estate, and co-investments. The underlying portfolio consists of various public and private debt and equity securities of publicly traded and privately held companies and real estate assets. The underlying investments across various partnerships, geographies, industries, asset types, and investment strategies provide risk diversification within the limited partnership portfolio and the overall investment portfolio.

Investment funds employ various investment strategies such as long/short equity and arbitrage/distressed. Included in this category are investments for which Chubb has the option to redeem at agreed upon value as described in each investment fund's subscription agreement. Depending on the terms of the various subscription agreements, investment fund investments may be redeemed monthly, quarterly, semi-annually, or annually. If Chubb wishes to redeem an investment fund investment, it must first determine if the investment fund is still in a lock-up period (a time when Chubb cannot redeem its investment so that the investment fund manager has time to build the portfolio). If the investment fund is no longer in its lock-up period, Chubb must then notify the investment fund manager of its intention to redeem by the notification date prescribed by the subscription agreement. Subsequent to notification, the investment fund can redeem Chubb's investment within several months of the notification. Notice periods for redemption of the investment funds are up to 270 days. Chubb can redeem its investment funds without consent from the investment fund managers.

### f) Net investment income

| | | Year Ended December 31 | |
|---|---|---|---|
| (in millions of U.S. dollars) | **2025** | 2024 | 2023 |
| Fixed maturities [1] | $ **5,881** | $ 5,535 | $ 4,619 |
| Short-term investments | **156** | 181 | 199 |
| Other interest income | **40** | 80 | 69 |
| Equity securities | **357** | 125 | 119 |
| Private equities (less than 3 percent ownership) | **139** | 112 | 55 |
| Other investments | **110** | 103 | 71 |
| Gross investment income [1] | **6,683** | 6,136 | 5,132 |
| Investment expenses | **(218)** | (206) | (195) |
| Net investment income [1] | $ **6,465** | $ 5,930 | $ 4,937 |

[1] Includes amortization expense related to fair value adjustment of acquired invested assets $ **(8)** $ (16) $ (21)

### g) Restricted assets

Chubb is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. The assets on deposit are available to settle insurance and reinsurance liabilities. Chubb is also required to restrict assets pledged under repurchase agreements, which represent Chubb's agreement to sell securities and repurchase them at a future date for a predetermined price. We use trust funds in certain large reinsurance transactions where the trust funds are set up for the benefit of the ceding companies and generally take the place of letter of credit (LOC) requirements. We have investments in segregated portfolios primarily to provide collateral or guarantees for LOC and derivative transactions. Included in restricted assets are investments, primarily fixed maturities, totaling $19,048 million and $17,945 million, and cash of $198 million and $261 million, at December 31, 2025 and 2024, respectively.

The following table presents the components of restricted assets:

| | | December 31 | | |
|---|---|---|---|---|
| (in millions of U.S. dollars) | | **2025** | | 2024 |
| Trust funds | $ | **8,461** | $ | 8,170 |
| Assets pledged under repurchase agreements | | **3,518** | | 2,890 |
| Deposits with U.S. regulatory authorities | | **2,598** | | 2,487 |
| Deposits with non-U.S. regulatory authorities and other | | **4,669** | | 4,659 |
| Total | $ | **19,246** | $ | 18,206 |

### h) Variable interest entities (VIEs)

**Consolidated VIEs**

Certain subsidiaries of Huatai Group are the investment manager of, and maintain investments in, sponsored investment products that are considered VIEs. We have determined that we are the primary beneficiary and consolidate these investment products if we hold at least 10 percent ownership. Refer to Note 1 g) for further information on our consolidation criteria. The assets of these VIEs are not available to our creditors, and the investors in these VIEs have no recourse to Chubb in excess of the assets contained within the VIEs. Our economic exposures are limited to our investments based on our ownership interest in these VIEs. Our total exposure to these consolidated investment products represents the value of our economic ownership interest.

**Unconsolidated VIEs**

In December 2024, we contributed $5.0 billion of fixed maturity securities and cash to a reserved alternative investment fund (Fund) sponsored and managed by a third-party investment fund manager. At the time of the contribution, the fixed maturities had a fair value of $4.2 billion, resulting in a realized loss of $149 million, pre-tax. The contribution of fixed maturity securities represents a non-cash investing activity and does not impact the Consolidated statements of cash flows.

The Fund is a variable interest entity; however, Chubb is not the primary beneficiary and does not consolidate the Fund because Chubb does not receive substantially all the risks and returns of the Fund. The carrying value of this investment at December 31, 2025 and 2024, was $5.4 billion and $5.0 billion, respectively, which approximates our maximum risk of loss. We have elected to account for this investment using the fair value option, classified as Equity securities on the Consolidated balance sheets. We elected the fair value option so that changes in fair value of the Fund are recorded in Net realized gains (losses) and dividends from the Fund are recorded as Net investment income when declared on the Consolidated statements of operations.

We also do not consolidate sponsored investment products where we have determined that we are not the primary beneficiary. The carrying value of these investments at December 31, 2025 and 2024, was $70 million and $97 million, respectively, and our maximum risk of loss approximates the carrying amount. These investments are classified primarily within Equity securities on the Consolidated balance sheets.

### 4. Fair value measurements

**a) Fair value hierarchy**

Fair value of financial assets and financial liabilities is estimated based on the framework established in the fair value accounting guidance. The guidance defines fair value as the price to sell an asset or transfer a liability (an exit price) in an orderly transaction between market participants and establishes a three-level valuation hierarchy based on the reliability of the inputs. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.

The three levels of the hierarchy are as follows:

- Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets;
- Level 2 – Includes, among other items, inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves, quoted prices for similar assets and liabilities in active markets, and quoted prices for identical or similar assets and liabilities in markets that are not active; and
- Level 3 – Inputs that are unobservable and reflect management's judgments about assumptions that market participants would use in pricing an asset or liability.

We categorize financial instruments within the valuation hierarchy at the balance sheet date based upon the lowest level of inputs that are significant to the fair value measurement.

We use pricing services to obtain fair value measurements for the majority of our investment securities. Based on management's understanding of the methodologies used, these pricing services only produce an estimate of fair value if there is observable market information that would allow them to make a fair value estimate. Based on our understanding of the market inputs used by the pricing services, all applicable investments have been valued in accordance with U.S. GAAP. We do not adjust prices obtained from pricing services. The following is a description of the valuation techniques and inputs used to determine fair values for financial instruments carried at fair value, as well as the general classification of such financial instruments pursuant to the valuation hierarchy.

**Fixed maturities**

We use pricing services to estimate fair value measurements for the majority of our fixed maturities. The pricing services use market quotations for fixed maturities that have quoted prices in active markets; such securities are classified within Level 1. For fixed maturities other than U.S. Treasury securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using their pricing applications or pricing models, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. Additional valuation factors that can be considered are nominal spreads, dollar basis, and liquidity adjustments. The pricing services evaluate each asset class based on relevant market and credit information, perceived market movements, and sector news. The market inputs used in the pricing evaluation, listed in the approximate order of priority include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. The extent of the use of each input is dependent on the asset class and the market conditions. Given the asset class, the priority of the use of inputs may change, or some market inputs may not be relevant. Additionally, fixed maturities valuation is more subjective when markets are less liquid due to the lack of market-based inputs (i.e., stale pricing) and may require the use of models to be priced. The lack of market-based inputs may increase the potential that an investment's estimated fair value is not reflective of the price at which an actual transaction would occur. The overwhelming majority of fixed maturities are classified within Level 2 because the most significant inputs used in the pricing techniques are observable. For a small number of fixed maturities, we obtain a single broker quote (typically from a market maker). Due to the disclaimers on the quotes that indicate that the price is indicative only, we include these fair value estimates in Level 3.

**Equity securities**

Equity securities with active markets are classified within Level 1 as fair values are based on quoted market prices. For equity securities in markets which are less active, fair values are based on market valuations and are classified within Level 2. Equity securities for which pricing is unobservable are classified within Level 3.

**Short-term investments**

Short-term investments, which comprise securities due to mature within one year of the date of purchase that are traded in active markets, are classified within Level 1 as fair values are based on quoted market prices. Securities such as commercial paper and discount notes are classified within Level 2 because these securities are typically not actively traded due to their approaching maturity, and as such, their cost approximates fair value. Short-term investments for which pricing is unobservable are classified within Level 3.

**Private equities**

Fair values for Private equities including investments in partially-owned investment companies, investment funds, and limited partnerships are based on their respective NAV and are excluded from the fair value hierarchy table below.

**Other investments**

Certain of our long-duration contracts are supported by assets that do not qualify for separate account treatment under U.S. GAAP. These assets primarily comprise mutual funds, classified within Level 1 in the valuation hierarchy on the same basis as other equity securities traded in active markets. Other investments principally include fixed maturities carried at fair value with changes in fair value recorded through Net realized gains (losses) on the Consolidated statements of operations. These fixed maturities principally relate to the Huatai investment portfolio, including those portfolios supporting certain participating policies, and are classified within Level 2. Also included are life insurance policies collateralizing investments held in rabbi trusts maintained by Chubb for deferred compensation plans and supplemental retirement plans. These policies are carried at cash surrender value and are classified in the valuation hierarchy within Level 2.

**Securities lending collateral**

The underlying assets included in Securities lending collateral in the Consolidated balance sheets are fixed maturities which are classified in the valuation hierarchy on the same basis as other fixed maturities. Excluded from the valuation hierarchy is the corresponding liability related to Chubb's obligation to return the collateral plus interest as it is reported at contract value and not fair value in the Consolidated balance sheets.

**Investment derivatives**

Actively traded investment derivative instruments, including futures, options, and forward contracts are classified within Level 1 as fair values are based on quoted market prices. These derivative instruments are recorded in either Other assets or Accounts payable, accrued expenses, and other liabilities in the Consolidated balance sheets.

**Derivatives designated as hedging instruments**

Certain of our derivatives are cross-currency swaps designated as fair value and net investment hedging instruments. The fair value of cross-currency swaps and interest rate swaps is based on market valuations and is classified within Level 2. These derivative instruments are recorded in either Other assets or Accounts payable, accrued expenses, and other liabilities in the Consolidated balance sheets.

**Other derivative instruments**

We maintain positions in exchange-traded equity futures contracts designed to limit exposure to a severe equity market decline, which would cause an increase in expected market risk benefits (MRB) claims, and therefore an increase in MRB reserves. Our positions in exchange-traded equity futures contracts are classified within Level 1. The fair value of the majority of the remaining positions in other derivative instruments is based on significant observable inputs including equity security and interest rate indices. Accordingly, these are classified within Level 2. Other derivative instruments are recorded in either Other assets or Accounts payable, accrued expenses, and other liabilities in the Consolidated balance sheets. Chubb also maintains positions in convertible securities that contain embedded derivatives. Convertible securities are recorded in either Fixed maturities available-for-sale (FM AFS) or Equity securities (ES) and are classified as either Level 1 or Level 2 depending on the underlying investment.

**Separate account assets**

Separate account assets represent segregated funds where investment risks are borne by the customers, except to the extent of certain guarantees made by Chubb. Separate account assets principally comprise mutual funds classified within Level 1 in the valuation hierarchy on the same basis as other equity securities traded in active markets. Separate account assets also include fixed maturities classified within Level 2 because the most significant inputs used in the pricing techniques are observable. Excluded from the valuation hierarchy are the corresponding liabilities as they are reported at contract value and not fair value in the Consolidated balance sheets.

**Financial instruments measured at fair value on a recurring basis, by valuation hierarchy**

December 31, 2025

| (in millions of U.S. dollars) | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| *Fixed maturities available-for-sale* | | | | |
| U.S. and local government securities | $ 1,481 | $ 2,233 | $ — | $ 3,714 |
| Non-U.S. | — | 39,685 | 671 | 40,356 |
| Corporate and asset-backed securities | — | 44,340 | 3,546 | 47,886 |
| Mortgage-backed securities | — | 30,724 | — | 30,724 |
| | 1,481 | 116,982 | 4,217 | 122,680 |
| Equity securities [1] | 5,163 | — | 119 | 5,282 |
| Short-term investments | 2,657 | 2,138 | 45 | 4,840 |
| Other investments [2] | 630 | 8,684 | — | 9,314 |
| Securities lending collateral | — | 2,500 | — | 2,500 |
| Investment derivatives | 22 | — | — | 22 |
| Derivatives designated as hedging instruments | — | 266 | — | 266 |
| Other derivative instruments | 11 | — | — | 11 |
| Separate account assets | 6,858 | 67 | — | 6,925 |
| Total assets measured at fair value [1] [2] [3] | $ 16,822 | $ 130,637 | $ 4,381 | $ 151,840 |
| **Liabilities:** | | | | |
| Investment derivatives | $ 242 | $ — | $ — | $ 242 |
| Derivatives designated as hedging instruments | — | 232 | — | 232 |
| Other derivative instruments | — | 4 | — | 4 |
| Market risk benefits [4] | — | — | 659 | 659 |
| Total liabilities measured at fair value | $ 242 | $ 236 | $ 659 | $ 1,137 |

[1] Excluded from the table above are funds of $5,519 million, measured using NAV as a practical expedient.
[2] Excluded from the table above are other investments of $1,435 million, principally policy loans measured using NAV as a practical expedient.
[3] Excluded from the table above are private equities of $17,239 million, measured using NAV as a practical expedient.
[4] Refer to Note 11 for additional information on Market risk benefits.

December 31, 2024

| (in millions of U.S. dollars) | Level 1 | Level 2 | Level 3 | Total |
|---|---:|---:|---:|---:|
| **Assets:** | | | | |
| *Fixed maturities available-for-sale* | | | | |
| U.S. and local government securities | $ 1,765 | $ 2,305 | $ — | $ 4,070 |
| Non-U.S. | — | 35,234 | 604 | 35,838 |
| Corporate and asset-backed securities | — | 40,316 | 2,891 | 43,207 |
| Mortgage-backed securities | — | 27,245 | 3 | 27,248 |
| | 1,765 | 105,100 | 3,498 | 110,363 |
| Equity securities [1] | 4,053 | — | 120 | 4,173 |
| Short-term investments | 3,156 | 1,972 | 14 | 5,142 |
| Other investments [2] | 573 | 6,783 | — | 7,356 |
| Securities lending collateral | — | 1,445 | — | 1,445 |
| Investment derivatives | 41 | — | — | 41 |
| Derivatives designated as hedging instruments | — | 146 | — | 146 |
| Other derivative instruments | 35 | — | — | 35 |
| Separate account assets | 6,165 | 66 | — | 6,231 |
| Total assets measured at fair value [1] [2] [3] | $ 15,788 | $ 115,512 | $ 3,632 | $ 134,932 |
| **Liabilities:** | | | | |
| Investment derivatives | $ 303 | $ — | $ — | $ 303 |
| Derivatives designated as hedging instruments | — | 116 | — | 116 |
| Other derivative instruments | — | 2 | — | 2 |
| Market risk benefits [4] | — | — | 607 | 607 |
| Total liabilities measured at fair value | $ 303 | $ 118 | $ 607 | $ 1,028 |

[1]  Excluded from the table above is a fund of $4,978 million, measured using NAV as a practical expedient.
[2]  Excluded from the table above are other investments of  $1,241 million, principally policy loans measured using NAV as a practical expedient.
[3]  Excluded from the table above are private equities of $14,769 million, measured using NAV as a practical expedient.
[4]  Refer to Note 11 for additional information on Market risk benefits.

## Level 3 financial instruments

The following tables present a reconciliation of the beginning and ending balances of financial instruments measured at fair value using significant unobservable inputs (Level 3). Excluded from the following tables is the reconciliation of Market risk benefits, refer to Note 11 for additional information:

| | | Available-for-Sale Debt Securities | | | |
|---|---|---|---|---|---|
| Year Ended December 31, 2025<br>(in millions of U.S. dollars) | Non-U.S. | Corporate and asset-backed securities | Mortgage-backed securities | Equity securities | Short-term investments |
| Balance, beginning of year | $ 604 | $ 2,891 | $ 3 | $ 120 | $ 14 |
| Transfers into Level 3 | 11 | 205 | — | — | — |
| Transfers out of Level 3 | (2) | (19) | — | (1) | — |
| Change in Net Unrealized Gains (Losses) in OCI | 41 | 6 | — | — | — |
| Net Realized Gains (Losses) | (2) | (16) | (2) | (1) | — |
| Purchases | 374 | 1,490 | 1 | 36 | 36 |
| Sales | (148) | (515) | (2) | (35) | (1) |
| Settlements | (207) | (496) | — | — | (4) |
| Balance, end of year | $ 671 | $ 3,546 | $ — | $ 119 | $ 45 |
| Net Realized Gains (Losses) Attributable to Changes in Fair Value at the Balance Sheet date | $ — | $ (4) | $ — | $ 16 | $ — |
| Change in Net Unrealized Gains (Losses) included in OCI at the Balance Sheet date | $ 25 | $ (11) | $ — | $ — | $ — |

| | | Available-for-Sale Debt Securities | | | |
|---|---|---|---|---|---|
| Year Ended December 31, 2024<br>(in millions of U.S. dollars) | Non-U.S. | Corporate and asset-backed securities | Mortgage-backed securities | Equity securities | Short-term investments |
| Balance, beginning of year | $ 692 | $ 2,622 | $ 7 | $ 87 | $ 3 |
| Transfers into Level 3 | 2 | 57 | — | — | — |
| Transfers out of Level 3 | (7) | (9) | (54) | — | — |
| Change in Net Unrealized Gains (Losses) in OCI | 7 | 12 | — | — | — |
| Net Realized Gains (Losses) | (13) | (15) | — | 8 | — |
| Purchases | 262 | 1,042 | 54 | 43 | 20 |
| Sales | (99) | (250) | — | (18) | (1) |
| Settlements | (240) | (568) | (4) | — | (8) |
| Balance, end of year | $ 604 | $ 2,891 | $ 3 | $ 120 | $ 14 |
| Net Realized Gains (Losses) Attributable to Changes in Fair Value at the Balance Sheet date | $ — | $ (3) | $ — | $ 7 | $ — |
| Change in Net Unrealized Gains (Losses) included in OCI at the Balance Sheet date | $ (2) | $ (2) | $ — | $ — | $ (1) |

| Year Ended December 31, 2023<br>(in millions of U.S. dollars) | | Available-for-Sale Debt Securities | | | | |
|---|---|---|---|---|---|---|
| | Non-U.S. | Corporate and asset-backed securities | Mortgage-backed securities | Equity securities | Short-term investments |
| Balance, beginning of year | $ 564 | $ 2,449 | $ 11 | $ 90 | $ 3 |
| Transfers into Level 3 | 21 | 30 | — | — | — |
| Transfers out of Level 3 | (22) | (26) | (15) | — | — |
| Change in Net Unrealized Gains (Losses) in OCI | 13 | 28 | — | — | (1) |
| Net Realized Gains (Losses) | (4) | (17) | — | (7) | (1) |
| Purchases | 258 | 681 | 15 | 24 | 5 |
| Sales | (82) | (81) | — | (20) | (3) |
| Settlements | (56) | (442) | (4) | — | — |
| Balance, end of year | $ 692 | $ 2,622 | $ 7 | $ 87 | $ 3 |
| Net Realized Gains (Losses) Attributable to Changes in Fair Value at the Balance Sheet date | $ (1) | $ (5) | $ — | $ (7) | $ — |
| Change in Net Unrealized Gains (Losses) included in OCI at the Balance Sheet date | $ 7 | $ 12 | $ — | $ — | $ — |

## b) Financial instruments disclosed, but not measured, at fair value

Chubb uses various financial instruments in the normal course of its business. Our insurance contracts are excluded from fair value of financial instruments accounting guidance, and therefore, are not included in the amounts discussed below.

The carrying values of cash, other assets, other liabilities, and other financial instruments not included below approximated their fair values.

### Private debt held-for-investment

The fair value of Private debt held-for-investment is derived using a discounted cash flow approach, which includes an evaluation of forecasted contractual cash flows and yield curve information, among other loan characteristics and assumptions. These assumptions are derived from internal and third-party sources. Since the valuation is derived from model-based techniques, Private debt held-for-investment is classified within Level 3 of the valuation hierarchy.

### Repurchase agreements, short- and long-term debt, and hybrid debt

Where practical, fair values for repurchase agreements, short-term debt, long-term debt, and hybrid debt are estimated using discounted cash flow calculations based principally on observable inputs including incremental borrowing rates, which reflect Chubb's credit rating, for similar types of borrowings with maturities consistent with those remaining for the debt being valued. Short-term debt, long-term debt, repurchase agreements, and hybrid debt are classified within Level 2 of the valuation hierarchy, except for long-term debt that is valued using discounted cash flow calculations with no observable inputs, which is classified within Level 3 of the valuation hierarchy.

The following tables present fair value, by valuation hierarchy, and carrying value of the financial instruments not measured at fair value:

December 31, 2025

| (in millions of U.S. dollars) | Level 1 | Level 2 | Level 3 | Fair Value Total | Net Carrying Value |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Private debt held-for-investment | $ — | $ — | $ 2,445 | $ 2,445 | $ 2,411 |
| Total assets | $ — | $ — | $ 2,445 | $ 2,445 | $ 2,411 |
| Liabilities: | | | | | |
| Repurchase agreements | $ — | $ 3,324 | $ — | $ 3,324 | $ 3,324 |
| Short-term debt | — | 1,498 | — | 1,498 | 1,499 |
| Long-term debt | — | 14,045 | 576 | 14,621 | 15,728 |
| Hybrid debt | — | 484 | — | 484 | 422 |
| Total liabilities | $ — | $ 19,351 | $ 576 | $ 19,927 | $ 20,973 |

December 31, 2024

| (in millions of U.S. dollars) | Level 1 | Level 2 | Level 3 | Fair Value Total | Net Carrying Value |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Private debt held-for-investment | $ — | $ — | $ 2,680 | $ 2,680 | $ 2,628 |
| Total assets | $ — | $ — | $ 2,680 | $ 2,680 | $ 2,628 |
| Liabilities: | | | | | |
| Repurchase agreements | $ — | $ 2,731 | $ — | $ 2,731 | $ 2,731 |
| Short-term debt | — | 797 | — | 797 | 800 |
| Long-term debt | — | 12,979 | — | 12,979 | 14,379 |
| Hybrid debt | — | 479 | — | 479 | 419 |
| Total liabilities | $ — | $ 16,986 | $ — | $ 16,986 | $ 18,329 |

## 5. Reinsurance

### a) Consolidated Reinsurance

Chubb purchases reinsurance to manage various exposures including catastrophe risks. Although reinsurance agreements contractually obligate Chubb's reinsurers to reimburse it for the agreed-upon portion of its gross paid losses, they do not discharge Chubb's primary liability. The amounts for net premiums written and net premiums earned in the Consolidated statements of operations are net of reinsurance. The following table presents direct, assumed, and ceded premiums:

|  |  |  | Year Ended December 31 |  |  |  |
|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) |  | **2025** |  | 2024 |  | 2023 |
| Premiums written |  |  |  |  |  |  |
| Direct | $ | **60,799** | $ | 56,867 | $ | 52,969 |
| Assumed |  | **5,147** |  | 5,136 |  | 4,557 |
| Ceded |  | **(11,104)** |  | (10,535) |  | (10,165) |
| Net | $ | **54,842** | $ | 51,468 | $ | 47,361 |
| Premiums earned |  |  |  |  |  |  |
| Direct | $ | **58,905** | $ | 55,148 | $ | 51,582 |
| Assumed |  | **4,936** |  | 4,970 |  | 4,289 |
| Ceded |  | **(10,827)** |  | (10,272) |  | (10,159) |
| Net | $ | **53,014** | $ | 49,846 | $ | 45,712 |

Ceded losses and loss expenses incurred were $6.6 billion, $6.5 billion, and $7.2 billion for the years ended December 31, 2025, 2024, and 2023, respectively.

### b) Reinsurance Recoverable on Ceded Reinsurance

|  | **December 31, 2025** |  |  |  | December 31, 2024 |  |  |  |
|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | **Net Reinsurance Recoverable [1]** |  | **Valuation allowance** |  | Net Reinsurance Recoverable [1] |  | Valuation allowance |  |
| Reinsurance recoverable on unpaid losses and loss expenses | $ | **18,346** | $ | **248** | $ | 17,734 | $ | 242 |
| Reinsurance recoverable on paid losses and loss expenses |  | **1,992** |  | **72** |  | 2,043 |  | 68 |
| Reinsurance recoverable on losses and loss expenses | $ | **20,338** | $ | **320** | $ | 19,777 | $ | 310 |
| Reinsurance recoverable on policy benefits | $ | **286** | $ | **—** | $ | 289 | $ | — |

[1] Net of valuation allowance for uncollectible reinsurance.

The following table presents a roll-forward of valuation allowance for uncollectible reinsurance related to Reinsurance recoverable on losses and loss expenses:

|  |  |  | Year Ended December 31 |  |
|---|---|---|---|---|
| (in millions of U.S. dollars) |  | **2025** |  | 2024 |
| Valuation allowance for uncollectible reinsurance - beginning of year | $ | **310** | $ | 367 |
| Provision for (release of) uncollectible reinsurance |  | **25** |  | (15) |
| Write-offs charged against the valuation allowance |  | **(18)** |  | (41) |
| Foreign exchange revaluation |  | **3** |  | (1) |
| Valuation allowance for uncollectible reinsurance - end of year | $ | **320** | $ | 310 |

The following tables present a listing, at December 31, 2025, of the categories of Chubb's reinsurers:

| December 31, 2025<br><br>(in millions of U.S. dollars, except for percentages) | Gross Reinsurance Recoverable on Losses and Loss Expenses | | Valuation allowance for Uncollectible Reinsurance | | % of Gross Reinsurance Recoverable |
|---|---|---|---|---|---|
| **Categories** | | | | | |
| Largest reinsurers | $ | 8,934 | $ | 99 | 1.1 % |
| Other reinsurers rated A- or better | | 7,752 | | 93 | 1.2 % |
| Other reinsurers rated lower than A- or not rated | | 402 | | 25 | 6.2 % |
| Pools | | 333 | | 9 | 2.7 % |
| Structured settlements | | 479 | | 8 | 1.7 % |
| Captives | | 2,567 | | 13 | 0.5 % |
| Other | | 191 | | 73 | 38.2 % |
| **Total** | $ | 20,658 | $ | 320 | 1.5 % |

**Largest Reinsurers**

| | | |
|---|---|---|
| ABR Reinsurance Capital Holdings | HDI Group (Hannover Re) | Swiss Re Group |
| Berkshire Hathaway Insurance Group | Munich Re Group | |

| Categories of Chubb's reinsurers | Comprises: |
|---|---|
| Largest reinsurers | • All groups of reinsurers or captives where the gross recoverable exceeds one percent of Total Chubb shareholders' equity. |
| Other reinsurers rated A- or better | • All reinsurers rated A- or better that were not included in the largest reinsurer category. |
| Other reinsurers rated lower than A- or not rated | • All reinsurers rated lower than A- or not rated that were not included in the largest reinsurer category. |
| Pools | • Related to Chubb's voluntary pool participation and Chubb's mandatory pool participation required by law in certain states. |
| Structured settlements | • Annuities purchased from life insurance companies to settle claims. Since we retain ultimate liability in the event that the life company fails to pay, we reflect the amounts as both a liability and a recoverable/receivable for U.S. GAAP purposes. |
| Captives | • Companies established and owned by our insurance clients to assume a significant portion of their direct insurance risk from Chubb; structured to allow clients to self-insure a portion of their reinsurance risk. It generally is our policy to obtain collateral equal to expected losses. Where appropriate, exceptions are granted but only with review and approval at a senior officer level. Excludes captives included in the largest reinsurer category. |
| Other | • Amounts recoverable that are in dispute or are from companies that are in supervision, rehabilitation, or liquidation. |

The valuation allowance for uncollectible reinsurance is principally based on an analysis of the credit quality of the reinsurer and collateral balances. We establish the valuation allowance for uncollectible reinsurance for the Other category based on a case-by-case analysis of individual situations including the merits of the underlying matter, credit and collateral analysis, and consideration.

## 6. Deferred policy acquisition costs

The following tables present a roll-forward of deferred policy acquisition costs on long-duration contracts included in the Life Insurance segment:

|  | | | | | | Year Ended December 31, 2025 |
|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | Term Life | Universal Life | Whole Life | A&H | Other | Total |
| Balance – beginning of period | $ 469 | $ 722 | $ 870 | $ 1,681 | $ 324 | $ 4,066 |
| Capitalizations | 239 | 116 | 478 | 717 | 96 | 1,646 |
| Amortization expense | (153) | (84) | (55) | (238) | (32) | (562) |
| Other (including foreign exchange) | 12 | (8) | 3 | (24) | 4 | (13) |
| Balance – end of period | $ 567 | $ 746 | $ 1,296 | $ 2,136 | $ 392 | $ 5,137 |
| Overseas General Insurance segment excluded from table | | | | | | 663 |
| Total deferred policy acquisition costs on long-duration contracts | | | | | | $ 5,800 |
| Deferred policy acquisition costs on short-duration contracts | | | | | | 4,208 |
| Total deferred policy acquisition costs | | | | | | $10,008 |

|  | | | | | | Year Ended December 31, 2024 |
|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | Term Life | Universal Life | Whole Life | A&H | Other | Total |
| Balance – beginning of period | $ 402 | $ 674 | $ 534 | $ 1,301 | $ 274 | $ 3,185 |
| Capitalizations | 201 | 156 | 387 | 630 | 82 | 1,456 |
| Amortization expense | (121) | (81) | (37) | (182) | (27) | (448) |
| Other (including foreign exchange) | (13) | (27) | (14) | (68) | (5) | (127) |
| Balance – end of period | $ 469 | $ 722 | $ 870 | $ 1,681 | $ 324 | $ 4,066 |
| Overseas General Insurance segment excluded from table | | | | | | 605 |
| Total deferred policy acquisition costs on long-duration contracts | | | | | | $ 4,671 |
| Deferred policy acquisition costs on short-duration contracts | | | | | | 3,687 |
| Total deferred policy acquisition costs | | | | | | $ 8,358 |

## 7. Goodwill, Value of business acquired, and Other intangible assets

### Goodwill

The following table presents a roll-forward of Goodwill by segment:

| (in millions of U.S. dollars) | North America Commercial P&C Insurance | North America Personal P&C Insurance | North America Agricultural Insurance | Overseas General Insurance | Global Reinsurance | Life Insurance | Chubb Consolidated |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2023 | $ 6,946 | $ 2,231 | $ 134 | $ 5,262 | $ 371 | $ 4,742 | $ 19,686 |
| Acquisition of Healthy Paws | 256 | — | — | — | — | — | 256 |
| Measurement-Period Adjustments | — | — | — | — | — | 65 | 65 |
| Foreign exchange revaluation | (34) | (13) | — | (215) | — | (166) | (428) |
| Balance at December 31, 2024 | $ 7,168 | $ 2,218 | $ 134 | $ 5,047 | $ 371 | $ 4,641 | $ 19,579 |
| Acquisition of Liberty Mutual's P&C insurance business in Thailand | — | — | — | 183 | — | — | 183 |
| Foreign exchange revaluation | 23 | 8 | — | 300 | — | 114 | 445 |
| Balance at December 31, 2025 [1] | $ 7,191 | $ 2,226 | $ 134 | $ 5,530 | $ 371 | $ 4,755 | $ 20,207 |

[1] Includes $464 million attributable to noncontrolling interests.

### Value of business acquired (VOBA)

The following table presents a roll-forward of VOBA:

| | | Year Ended December 31 | |
|---|---|---|---|
| (in millions of U.S. dollars) | 2025 | 2024 | 2023 |
| Balance, beginning of year | $ 3,223 | $ 3,674 | $ 3,702 |
| Consolidation of Huatai Group | — | — | 309 |
| Amortization of VOBA [1] | (224) | (240) | (281) |
| Foreign exchange revaluation and other | (24) | (211) | (56) |
| Balance, end of year | $ 2,975 | $ 3,223 | $ 3,674 |

[1] Recognized in Policy acquisition costs in the Consolidated statements of operations.

The following table presents, as of December 31, 2025, the expected estimated pre-tax amortization expense related to VOBA at current foreign currency exchange rates, for the next five years:

| For the Years Ending December 31 (in millions of U.S. dollars) | Total amortization of VOBA |
|---|---|
| 2026 | $ 178 |
| 2027 | 159 |
| 2028 | 145 |
| 2029 | 133 |
| 2030 | 121 |
| Total | $ 736 |

**Other intangible assets**

| | | December 31 | |
|---|---|---|---|
| (in millions of U.S. dollars) | **2025** | | 2024 |
| Subject to amortization (primarily agency distribution relationships and renewal rights) | $ **2,696** | $ | 2,900 |
| Not subject to amortization (primarily trademarks) | **3,545** | | 3,477 |
| Total | $ **6,241** | $ | 6,377 |

The following table presents, as of December 31, 2025, the expected estimated pre-tax amortization expense of purchased intangibles, at current foreign currency exchange rates, for the next five years:

For the Years Ending December 31

| (in millions of U.S. dollars) | Total amortization of purchased intangibles | | Amortization of UPR intangible asset [1] | | Amortization of Huatai land use rights [2] | | Total amortization |
|---|---|---|---|---|---|---|---|
| 2026 | $ | 287 | $ | 9 | $ | 13 | $ 309 |
| 2027 | | 268 | | 3 | | 13 | 284 |
| 2028 | | 257 | | — | | 13 | 270 |
| 2029 | | 226 | | — | | 12 | 238 |
| 2030 | | 210 | | — | | 12 | 222 |
| Total | $ | 1,248 | $ | 12 | $ | 63 | $ 1,323 |

[1] Recognized in Policy acquisition costs in the Consolidated statements of operations.
[2] Recognized in Other (income) expense in the Consolidated statements of operations.

## 8. Unpaid losses and loss expenses

Chubb establishes reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. Reserves include estimates for both claims that have been reported and for IBNR claims, and include estimates of expenses associated with processing and settling these claims. Reserves are recorded in Unpaid losses and loss expenses in the Consolidated balance sheets. While we believe that our reserves for unpaid losses and loss expenses at December 31, 2025, are adequate, new information or trends may lead to future developments in incurred loss and loss expenses significantly greater or less than the reserves provided. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable and would be reflected in our results of operations in the period in which the estimates are changed.

The following table presents a reconciliation of beginning and ending Unpaid losses and loss expenses:

|  |  | | Year Ended December 31 |
| --- | ---: | ---: | ---: |
| (in millions of U.S. dollars) | **2025** | 2024 | 2023 |
| Gross unpaid losses and loss expenses, beginning of year | $  **84,004** | $  80,122 | $  75,747 |
| Reinsurance recoverable on unpaid losses [1] | **(17,734)** | (17,884) | (17,086) |
| Net unpaid losses and loss expenses, beginning of year | **66,270** | 62,238 | 58,661 |
|  |  |  |  |
| Net losses and loss expenses incurred in respect of losses occurring in: |  |  |  |
| Current year | **27,808** | 26,997 | 24,956 |
| Prior years [2] | **(1,108)** | (975) | (856) |
| Total | **26,700** | 26,022 | 24,100 |
|  |  |  |  |
| Net losses and loss expenses paid in respect of losses occurring in: |  |  |  |
| Current year | **8,782** | 8,681 | 8,248 |
| Prior years | **15,511** | 12,822 | 12,763 |
| Total | **24,293** | 21,503 | 21,011 |
| Consolidation of Huatai Group | **—** | — | 405 |
| Foreign currency revaluation and other | **995** | (487) | 83 |
| Net unpaid losses and loss expenses, end of year | **69,672** | 66,270 | 62,238 |
| Reinsurance recoverable on unpaid losses [1] | **18,346** | 17,734 | 17,884 |
| Gross unpaid losses and loss expenses, end of year | $  **88,018** | $  84,004 | $  80,122 |

[1]   Net of valuation allowance for uncollectible reinsurance.
[2]   Relates to prior period loss reserve development only and excludes prior period development related to reinstatement premiums, expense adjustments, earned premiums, and A&H long-duration lines totaling $(25) million, $119 million, and $83 million for 2025, 2024, and 2023, respectively.

The increase in net unpaid losses and loss expense in 2025 principally reflects underlying exposure growth, the unfavorable impact of foreign currency movement, and net catastrophe losses, partially offset by higher losses paid and the impact of favorable prior period development. The increase in net unpaid losses and loss expense in 2024 principally reflects underlying exposure growth and net catastrophe losses, partially offset by the impact of favorable prior period development and foreign exchange movement.

The loss development tables under section c) below, present Chubb's historical incurred and paid claims development by broad product line through December 31, 2025, net of reinsurance, as well as the cumulative number of reported claims, IBNR balances, and other supplementary information.

The following table presents a reconciliation of the loss development tables to the liability for unpaid losses and loss expenses in the consolidated balance sheet:

**Reconciliation of Reserve Balances to Liability for Unpaid Loss and Loss Expenses**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---:|
| *Presented in the loss development tables:* | |
| North America Commercial P&C Insurance — Workers' Compensation | $ 10,015 |
| North America Commercial P&C Insurance — Liability | 23,614 |
| North America Commercial P&C Insurance — Other Casualty | 2,886 |
| North America Commercial P&C Insurance — Non-Casualty | 3,343 |
| North America Personal P&C Insurance | 4,885 |
| Overseas General Insurance — Casualty | 9,614 |
| Overseas General Insurance — Non-Casualty | 4,454 |
| Global Reinsurance — Casualty | 1,411 |
| Global Reinsurance — Non-Casualty | 498 |
| *Excluded from the loss development tables:* | |
| Other | 6,740 |
| Net unpaid loss and allocated loss adjustment expense | 67,460 |
| *Ceded unpaid loss and allocated loss adjustment expense:* | |
| North America Commercial P&C Insurance — Workers' Compensation | 922 |
| North America Commercial P&C Insurance — Liability | 7,388 |
| North America Commercial P&C Insurance — Other Casualty | 1,074 |
| North America Commercial P&C Insurance — Non-Casualty | 733 |
| North America Personal P&C Insurance | 793 |
| Overseas General Insurance — Casualty | 3,168 |
| Overseas General Insurance — Non-Casualty | 1,894 |
| Global Reinsurance — Casualty | 156 |
| Global Reinsurance — Non-Casualty | 100 |
| Other | 2,346 |
| Ceded unpaid loss and allocated loss adjustment expense | 18,574 |
| Unpaid unallocated loss adjustment expenses | 1,984 |
| Unpaid losses and loss expenses | $ 88,018 |

### Business excluded from the loss development tables

"Other" shown in the reconciliation table comprises businesses excluded from the loss development tables:

- Corporate segment business, which includes run-off liabilities such as asbestos, environmental, and molestation and other mass tort exposures and which impact accident years older than those shown in the loss development tables;
- North America Agricultural Insurance segment business, which is short-tailed with the majority of the liabilities expected to be resolved in the ensuing twelve months; and
- Certain subsets of our business due to data limitations or unsuitability to the loss development table presentation, including:
    - Various loss portfolio transfers; by convention, all premium and losses associated with these transactions are recorded to the policy period of the transaction, even though the accident dates of the claims covered may be a decade or more in the past. We also underwrite certain high attachment, high limit, multiple-line and excess of aggregate coverages for large commercial clients. Changes in incurred loss and cash flow patterns are volatile and sufficiently different from those of typical insureds. This category includes the Alternative Risk Solutions business within the North America Commercial P&C Insurance segment;
    - Huatai P&C business and International A&H lines, where incurred loss development is shorter-tailed than the majority of the liabilities in the Overseas General segment and reported claims are high frequency and low severity in nature;
    - Purchase accounting adjustments related to unpaid losses and loss expenses for Chubb Corp;
    - Reinsurance recoverable bad debt; and
    - Balances with insufficient detail.

### a) Description of Reserving Methodologies

Our recorded reserves represent management's best estimate of the provision for unpaid claims as of the balance sheet date. The process of establishing loss and loss expense reserves can be complex and is subject to considerable uncertainty as it requires the use of estimates and judgments based on circumstances underlying the insured loss at the date of accrual. The reserves for our various product lines each require different qualitative and quantitative assumptions and judgments to be made. Management's best estimate is developed after collaboration with actuarial, underwriting, claims, legal, and finance departments and culminates with the input of reserve committees. Each business unit reserve committee includes the participation of the relevant parties from actuarial, finance, claims, and unit senior management and has the responsibility for finalizing, recommending and approving the estimate to be used as management's best estimate. Reserves are further reviewed by Chubb's Chief Actuary and senior management. The objective of such a process is to determine a single estimate that we believe represents a better estimate than any other and which is viewed by management to be the best estimate of ultimate loss settlements. This estimate is based on a combination of exposure and experience-based actuarial methods (described below) and other considerations such as claims reviews, reinsurance recovery assumptions and/or input from other knowledgeable parties such as underwriting. Exposure-based methods are most commonly used on relatively immature origin years (i.e., the year in which the losses were incurred — "accident year" or "report year"), while experience-based methods provide a view based on the projection of loss experience that has emerged as of the valuation date. Greater reliance is placed upon experience-based methods as the pool of emerging loss experience grows and where it is deemed sufficiently credible and reliable as the basis for the estimate. In comparing the held reserve for any given origin year to the actuarial projections, judgment is required as to the credibility, uncertainty and inherent limitations of applying actuarial techniques to historical data to project future loss experience. Examples of factors that impact such judgments include, but are not limited to, the following:

- nature and complexity of underlying coverage provided and net limits of exposure provided;
- segmentation of data to provide sufficient homogeneity and credibility for loss projection methods;
- extent of credible internal historical loss data and reliance upon industry information as required;
- historical variability of actual loss emergence compared with expected loss emergence;
- reported and projected loss trends;
- extent of emerged loss experience relative to the remaining expected period of loss emergence;
- rate monitor information for new and renewal business;
- changes in claims handling practice;
- inflation;
- the legal environment;
- facts and circumstances of large claims;
- terms and conditions of the contracts sold to our insured parties;
- impact of applicable reinsurance recoveries; and
- nature and extent of underlying assumptions.

Actuarial staff within each of our business units analyze loss reserves (including loss expenses) and regularly project estimates of ultimate losses and the corresponding indications of the required IBNR reserve. Our reserving approach is a comprehensive ground-up process using data at a detailed level that reflects the specific types and coverages of the diverse products written by our various operations. The data presented in this disclosure was prepared on a more aggregated basis and with a focus on changes in incurred loss estimates over time as well as associated cash flows. We note that data prepared on this basis may not demonstrate the full spectrum of characteristics that are evident in the more detailed level studied internally.

We perform an actuarial reserve review for each product line at least once a year. For most product lines, one or more standard actuarial reserving methods may be used to determine estimates of ultimate losses and loss expenses, and from these estimates, a single actuarial central estimate is selected. The actuarial central estimate is an input to the reserve committee process described above. For the few product lines that do not lend themselves to standard actuarial reserving methods, appropriate techniques are applied to produce the actuarial central estimates. For example, run-off asbestos and environmental liability estimates are better suited to the application of account-specific exposure-based analyses to best evaluate their associated aggregate reserve levels.

**b) Standard actuarial reserving methods**

The judgments involved in projecting the ultimate losses include the use and interpretation of various standard actuarial reserving methods that place reliance on the extrapolation of actual historical data, loss development patterns, industry data, and other benchmarks as appropriate.

Standard actuarial reserving methods include, but are not limited to, expected loss ratio, paid and reported loss development, and Bornhuetter-Ferguson methods. A general description of these methods is provided below. In addition to these standard methods, depending upon the product line characteristics and available data, we may use other recognized actuarial methods and approaches. Implicit in the standard actuarial methods that we generally utilize is the need for two fundamental assumptions: first, the pattern by which losses are expected to emerge over time for each origin year, and second, the expected loss ratio for each origin year.

The expected loss ratio for any particular origin year is selected after consideration of a number of factors, including historical loss ratios adjusted for rate changes, premium and loss trends, industry benchmarks, the results of policy level loss modeling at the time of underwriting, and/or other more subjective considerations for the product line (e.g., terms and conditions) and external environment as noted above. The expected loss ratio for a given origin year is initially established at the start of the origin year as part of the planning process. This analysis is performed in conjunction with underwriters and management. The expected loss ratio method arrives at an ultimate loss estimate by multiplying the expected ultimate loss ratio by the corresponding premium base. This method is most commonly used as the basis for the actuarial central estimate for immature origin periods on product lines where the actual paid or reported loss experience is not yet deemed sufficiently credible to serve as the principal basis for the selection of ultimate losses. The expected loss ratio for a given origin year may be modified over time if the underlying assumptions differ from the original assumptions (e.g., the assessment of prior year loss ratios, loss trend, rate changes, actual claims, or other information).

Our selected paid and reported development patterns provide a benchmark against which the actual emerging loss experience can be monitored. Where possible, development patterns are selected based on historical loss emergence by origin year. For product lines where the historical data is viewed to have low statistical credibility, the selected development patterns also reflect relevant industry benchmarks and/or experience from similar product lines written elsewhere within Chubb. This most commonly occurs for relatively new product lines that have limited historical data or for high severity/low frequency portfolios where our historical experience exhibits considerable volatility and/or lacks credibility. The paid and reported loss development methods convert the selected loss emergence pattern to a set of multiplicative factors which are then applied to actual paid or reported losses to arrive at an estimate of ultimate losses for each period. Due to their multiplicative nature, the paid and reported loss development methods will leverage differences between actual and expected loss emergence. These methods tend to be utilized for more mature origin periods and for those portfolios where the loss emergence has been relatively consistent over time.

The Bornhuetter-Ferguson method is a combination of the expected loss ratio method and the loss development method, where the loss development method is given more weight as the origin year matures. This approach allows a logical transition between the expected loss ratio method which is generally utilized at earlier maturities and the loss development methods which are typically utilized at later maturities. We usually apply this method using reported loss data although paid data may also be used.

### *Short-tail business*

Short-tail business generally describes product lines for which losses are typically known and paid shortly after the loss occurs. This would include, for example, most property, personal accident, and automobile physical damage policies that we write. Due to the short reporting and development pattern for these product lines, the uncertainty associated with our estimate of ultimate losses for any particular accident period diminishes relatively quickly as actual loss experience emerges. We typically assign credibility to methods that incorporate actual loss emergence, such as the paid and reported loss development and Bornhuetter-Ferguson methods, sooner than would be the case for long-tail lines at a similar stage of development for a given origin year. The reserving process for short-tail losses arising from catastrophic events typically involves an assessment by the claims department, in conjunction with underwriters and actuaries, of our exposure and estimated losses immediately following an event and then subsequent revisions of the estimated losses as our insureds provide updated actual loss information.

### *Long-tail business*

Long-tail business describes lines of business for which specific losses may not be known/reported for some period and for which claims can take significant time to settle/close. This includes most casualty lines such as general liability, D&O, and workers' compensation. There are various factors contributing to the uncertainty and volatility of long-tail business including uncertain future inflationary trends, changes in future legal environments, and the potential impact of major claims. Adding to the uncertainty and volatility in the long-tail business, other factors are:

- The nature and complexity of underlying coverage provided and net limits of exposure provided;
- Our historical loss data and experience is sometimes too immature and lacking in credibility to rely upon for reserving purposes. Where this is the case, in our reserve analysis we may utilize industry loss ratios or industry benchmark development patterns that we believe reflect the nature and coverage of the underwritten business and its future development, where available. For such product lines, actual loss experience may differ from industry loss statistics as well as loss experience for previous underwriting years;
- The difficulty in estimating loss trends, claims inflation (e.g., medical and judicial) and underlying economic conditions;
- The need for professional judgment to estimate loss development patterns beyond that represented by historical data using supplemental internal or industry data, extrapolation, or a blend of both;
- The need to address shifts in business mix or volume over time when applying historical paid and reported loss development patterns from older origin years to more recent origin years. For example, changes over time in the processes and procedures for establishing case reserves can distort reported loss development patterns or changes in ceded reinsurance structures by origin year can alter the development of paid and reported losses;
- Loss reserve analyses typically require loss or other data be grouped by common characteristics in some manner. If data from two combined lines of business exhibit different characteristics, such as loss payment patterns, the credibility of the reserve estimate could be affected. Additionally, since casualty lines of business can have significant intricacies in the terms and conditions afforded to the insured, there is an inherent risk as to the homogeneity of the underlying data used in performing reserve analyses; and
- The applicability of the price change data used to estimate ultimate loss ratios for most recent origin years.

As described above, various factors are considered when determining appropriate data, assumptions, and methods used to establish the loss reserve estimates for long-tail product lines. These factors may also vary by origin year for given product lines. The derivation of loss development patterns from data and the selection of a tail factor to project ultimate losses from actual loss emergence require considerable judgment, particularly with respect to the extent to which historical loss experience is relied upon to support changes in key reserving assumptions.

**c) Loss Development Tables**

The tables were designed to present business with similar risk characteristics which exhibit like development patterns and generally similar trends, in order to provide insight into the nature, amount, timing and uncertainty of cash flows related to our claims liabilities.

Each table follows a similar format and reflects the following:

- The incurred loss triangle includes both reported case reserves and IBNR liabilities.
- Both the incurred and paid loss triangles include allocated loss adjustment expense (i.e., defense and investigative costs particular to individual claims) but exclude unallocated loss adjustment expense (i.e., the costs associated with internal claims staff and third-party administrators).
- The amounts in both triangles for the years ended December 31, 2016, to December 31, 2024, and average historical claim duration as of December 31, 2025, are presented as supplementary information.
- All data presented in the triangles is net of reinsurance recoverables.
- The IBNR reserves shown to the right of each incurred loss development exhibit reflect the net IBNR recorded as of December 31, 2025.
- The tables are presented retrospectively with respect to acquisitions where these are material and doing so is practicable. Most notably, the Chubb Corp and LMG Insurance in Thailand acquisitions are presented retrospectively. The unaudited consolidated data is presented solely for informational purposes and is not necessarily indicative of the consolidated data that might have been observed had the transactions been completed prior to the date indicated.

Historical dollar amounts are presented in this footnote on a constant-dollar basis, which is achieved by assuming constant foreign exchange rates for all periods in the loss triangles, translating prior period amounts using the same local currency exchange rates as the current year end. The impact of this conversion is to show the change between periods exclusive of the effect of fluctuations in exchange rates, which would otherwise distort the change in incurred loss and cash flow patterns shown. The change in incurred loss shown will differ from other U.S. GAAP disclosures of incurred prior period reserve development amounts, which include the effect of fluctuations in exchanges rates.

We provided guidance above on key assumptions that should be considered when reviewing this disclosure and information relating to how loss reserve estimates are developed. We believe the information provided in the "Loss Development Tables" section of the disclosure is of limited use for independent analysis or application of standard actuarial estimations.

*Cumulative Number of Reported Claims*

Reported claim counts, on a cumulative basis, are provided to the far right of each incurred loss development table. In our North America segments, we generally consider a reported claim to be one claim per coverage per claimant. In our Overseas General Insurance segment, we generally consider a reported claim to be on a per occurrence basis. Global Reinsurance segment's portfolio comprises a mix of proportional and non-proportional treaties. The proportional treaties are reported on a bulk basis and do not lend themselves to meaningful claim count data. As such, we do not provide claim count information for our Global Reinsurance segment.

We exclude claims closed without payment. Claims are counted on a direct basis without consideration of ceded reinsurance. Use of the presented claim counts in analysis of company experience has significant limitations, including:

- Claims for certain events and/or product lines, such as portions of our A&H business, are not reported on an individual basis, but rather in bulk and thus not available for inclusion in this disclosure.
- Each segment typically has a mixture of primary and excess experience which has shifted over time.
- Captive business, especially in Workers' Compensation and Liability, largely represents fronted business where our net exposure to loss is minimal; however, since the claim count is based on direct claims, there is a mismatch between direct claims and net loss dollars, the extent of which varies by accident year.

Reported claim counts include open claims which have case reserves but exclude claims that have been incurred but not reported. As such the reported claims are not consistent with the incurred losses in the triangle, which include incurred but not reported losses. One can calculate reported losses by subtracting incurred but not reported losses from incurred losses in the triangle. Reported claim counts are also inconsistent with losses in the paid loss triangle, since reported counts would include claims with case reserves but no payments to date.

**North America Commercial P&C Insurance — Workers' Compensation — Long-tail**

This product line has a broad mix of exposures across industries as well as a mix of policy coverages. Types of coverage include risk management business predominantly with high deductible policies, loss sensitive business (i.e., retrospectively-rated policies), business fronted for captives, as well as excess and primary guaranteed cost coverages.

The triangle below shows all loss and allocated expense development for the workers' compensation product line. In our prior period development disclosure, we exclude any loss development where there is a directly related premium adjustment. For workers' compensation, changes in the exposure base due to payroll audits will drive changes in ultimate losses. In addition, we record involuntary pool assumptions (premiums and losses) on a lagged basis. Both of these items will influence the development in the triangle, particularly the first prior accident year, and are included in the reconciliation table presented on page F-59.

**Net Incurred Loss and Allocated Loss Adjustment Expenses**

| | Years Ended December 31 | | | | | | | | | | As of December 31 2025 | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| (in millions of U.S. dollars) | | | | | | | | Unaudited | | | Net IBNR Reserves | Reported Claims (in thousands) |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** | | |
| 2016 | $1,366 | $1,361 | $1,383 | $1,378 | $1,269 | $1,206 | $1,177 | $1,162 | $1,117 | $ 1,096 | $ 270 | 51 |
| 2017 | | 1,412 | 1,380 | 1,399 | 1,393 | 1,376 | 1,176 | 1,121 | 1,069 | 1,045 | 293 | 50 |
| 2018 | | | 1,359 | 1,361 | 1,379 | 1,384 | 1,384 | 1,221 | 1,175 | 1,152 | 336 | 52 |
| 2019 | | | | 1,391 | 1,384 | 1,400 | 1,409 | 1,406 | 1,297 | 1,238 | 352 | 48 |
| 2020 | | | | | 1,367 | 1,388 | 1,409 | 1,408 | 1,395 | 1,159 | 443 | 32 |
| 2021 | | | | | | 1,348 | 1,330 | 1,372 | 1,370 | 1,349 | 525 | 36 |
| 2022 | | | | | | | 1,344 | 1,407 | 1,435 | 1,432 | 682 | 39 |
| 2023 | | | | | | | | 1,371 | 1,413 | 1,423 | 708 | 38 |
| 2024 | | | | | | | | | 1,380 | 1,368 | 743 | 38 |
| 2025 | | | | | | | | | | 1,405 | 909 | 37 |
| Total | | | | | | | | | | **$ 12,667** | | |

**Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses**

| | | | | | | | Years Ended December 31 | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| (in millions of U.S. dollars) | | | | | | | | Unaudited | |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** |
| 2016 | $ 122 | $ 326 | $ 452 | $ 529 | $ 584 | $ 621 | $ 653 | $ 683 | $ 707 | $ 730 |
| 2017 | | 120 | 313 | 437 | 516 | 564 | 601 | 626 | 648 | 666 |
| 2018 | | | 130 | 329 | 451 | 528 | 597 | 641 | 681 | 706 |
| 2019 | | | | 143 | 341 | 467 | 575 | 640 | 692 | 743 |
| 2020 | | | | | 111 | 282 | 390 | 466 | 520 | 576 |
| 2021 | | | | | | 120 | 331 | 458 | 552 | 623 |
| 2022 | | | | | | | 131 | 332 | 472 | 572 |
| 2023 | | | | | | | | 129 | 358 | 494 |
| 2024 | | | | | | | | | 147 | 383 |
| 2025 | | | | | | | | | | 182 |
| Total | | | | | | | | | | **$ 5,675** |

**Net Liabilities for Loss and Allocated Loss Adjustment Expenses**

| (in millions of U.S. dollars) | **December 31, 2025** |
| --- | --- |
| Accident years prior to 2016 | $ 3,023 |
| Accident years 2016 - 2025 from tables above | 6,992 |
| All Accident years | $ 10,015 |

**North America Commercial P&C Insurance — Workers' Compensation — Long-tail (continued)**

**Supplementary Information: (Favorable)/ Adverse Prior Period Development**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ (130) |
| Accident years 2016 - 2025 from tables above | (389) |
| All Accident years | $ (519) |

**Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2025 (Unaudited)**

| Age in Years | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Percentage | 11 % | 16 % | 10 % | 7 % | 5 % | 4 % | 3 % | 2 % | 2 % | 2 % |

**North America Commercial P&C Insurance — Liability — Long-tail**

This line consists of primary and excess general liability exposures, medical liability, and financial lines, including directors and officers (D&O) liability, errors and omissions (E&O) liability, employment practices liability (EPL), fidelity bonds, and fiduciary liability.

The primary and excess general liability business represents the largest part of these exposures. The former includes both monoline and commercial package liability. The latter includes a substantial proportion of commercial umbrella, excess and high excess business, where loss activity can produce significant volatility in the loss triangles at later ages within an accident year (and sometimes across years) due to the size of the limits afforded and the complex nature of the underlying losses.

This line includes management and professional liability products provided to a wide variety of clients, from national accounts to small firms along with private and not-for-profit organizations, distributed through brokers, agents, wholesalers, and MGAs. Many of these coverages, particularly D&O and E&O, are typically written on a claims-made form. While most of the coverages are underwritten on a primary basis, there are significant amounts of excess exposure with large policy limits.

**Net Incurred Loss and Allocated Loss Adjustment Expenses**

| | | | | | | Years Ended December 31 | | | | | As of December 31 2025 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | | | | Unaudited | | Net IBNR Reserves | Reported Claims (in thousands) |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | | |
| 2016 | $3,524 | $3,585 | $3,682 | $3,794 | $3,790 | $3,762 | $3,753 | $3,658 | $3,695 | $ 3,720 | $ 287 | 27 |
| 2017 | | 3,313 | 3,488 | 3,570 | 3,620 | 3,542 | 3,431 | 3,490 | 3,520 | 3,537 | 419 | 26 |
| 2018 | | | 3,365 | 3,482 | 3,685 | 3,817 | 3,897 | 3,913 | 3,991 | 3,995 | 420 | 28 |
| 2019 | | | | 3,443 | 3,617 | 3,855 | 4,047 | 4,054 | 4,010 | 4,012 | 653 | 29 |
| 2020 | | | | | 4,099 | 3,824 | 3,917 | 3,974 | 3,842 | 3,765 | 792 | 23 |
| 2021 | | | | | | 4,313 | 4,346 | 4,438 | 4,536 | 4,457 | 1,472 | 24 |
| 2022 | | | | | | | 4,559 | 4,564 | 4,659 | 4,765 | 2,136 | 26 |
| 2023 | | | | | | | | 4,700 | 4,904 | 5,113 | 2,645 | 30 |
| 2024 | | | | | | | | | 5,138 | 5,250 | 3,749 | 28 |
| 2025 | | | | | | | | | | 5,513 | 4,915 | 31 |
| Total | | | | | | | | | | $ 44,127 | | |

**North America Commercial P&C Insurance — Liability — Long-tail (continued)**

**Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses**

| | | | | | | | | | | Years Ended December 31 |
|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | | | | | Unaudited |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** |
| 2016 | $ 171 | $ 661 | $ 1,334 | $ 1,973 | $ 2,331 | $ 2,592 | $ 2,819 | $ 2,981 | $ 3,106 | **$ 3,296** |
| 2017 | | 161 | 615 | 1,159 | 1,697 | 1,999 | 2,321 | 2,626 | 2,868 | **2,972** |
| 2018 | | | 189 | 752 | 1,300 | 1,772 | 2,334 | 2,781 | 3,070 | **3,305** |
| 2019 | | | | 175 | 668 | 1,244 | 1,887 | 2,386 | 2,755 | **3,046** |
| 2020 | | | | | 152 | 588 | 1,147 | 1,697 | 2,270 | **2,647** |
| 2021 | | | | | | 174 | 608 | 1,199 | 1,928 | **2,508** |
| 2022 | | | | | | | 144 | 648 | 1,279 | **2,004** |
| 2023 | | | | | | | | 196 | 828 | **1,713** |
| 2024 | | | | | | | | | 195 | **802** |
| 2025 | | | | | | | | | | **228** |
| Total | | | | | | | | | | **$ 22,521** |

**Net Liabilities for Loss and Allocated Loss Adjustment Expenses**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ 2,008 |
| Accident years 2016 - 2025 from tables above | 21,606 |
| All Accident years | $ 23,614 |

**Supplementary Information: (Favorable)/ Adverse Prior Period Development**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ — |
| Accident years 2016 - 2025 from tables above | 319 |
| All Accident years | $ 319 |

**Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2025 (Unaudited)**

| Age in Years | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Percentage | 4 % | 12 % | 15 % | 15 % | 12 % | 9 % | 7 % | 6 % | 3 % | 5 % |

**North America Commercial P&C Insurance — Other Casualty — Long-tail**

This product line consists of the remaining commercial casualty coverages such as automobile liability and aviation as well as our foreign casualty exposures (mainly auto, general liability and employer responsibility coverages) on U.S.-based multinational accounts. The paid and reported data are impacted by some catastrophe loss activity.

**Net Incurred Loss and Allocated Loss Adjustment Expenses**

| | | | | | | | | | | | As of December 31 2025 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Years Ended December 31 | | | | | |
| (in millions of U.S. dollars) | | | | | | | | Unaudited | | | | |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** | **Net IBNR Reserves** | **Reported Claims** (in thousands) |
| 2016 | $ 503 | $ 501 | $ 526 | $ 523 | $ 480 | $ 479 | $ 469 | $ 473 | $ 466 | **$ 465** | **$ 10** | **16** |
| 2017 | | 531 | 565 | 576 | 615 | 604 | 590 | 602 | 609 | **614** | **18** | **17** |
| 2018 | | | 535 | 562 | 574 | 579 | 575 | 606 | 625 | **632** | **24** | **17** |
| 2019 | | | | 605 | 636 | 685 | 744 | 757 | 768 | **754** | **11** | **17** |
| 2020 | | | | | 639 | 633 | 657 | 639 | 614 | **596** | **22** | **12** |
| 2021 | | | | | | 674 | 709 | 747 | 763 | **729** | **66** | **15** |
| 2022 | | | | | | | 781 | 801 | 848 | **915** | **169** | **22** |
| 2023 | | | | | | | | 844 | 883 | **966** | **301** | **22** |
| 2024 | | | | | | | | | 884 | **929** | **485** | **17** |
| 2025 | | | | | | | | | | **912** | **676** | **12** |
| Total | | | | | | | | | | **$ 7,512** | | |

**Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses**

| | | | | | | | | | | Years Ended December 31 |
|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | | | | | Unaudited |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** |
| 2016 | $ 52 | $ 145 | $ 246 | $ 323 | $ 374 | $ 397 | $ 424 | $ 437 | $ 441 | **$ 449** |
| 2017 | | 66 | 175 | 312 | 381 | 445 | 496 | 539 | 561 | **580** |
| 2018 | | | 74 | 169 | 270 | 365 | 472 | 532 | 580 | **585** |
| 2019 | | | | 70 | 189 | 318 | 466 | 620 | 686 | **725** |
| 2020 | | | | | 54 | 157 | 274 | 402 | 481 | **530** |
| 2021 | | | | | | 60 | 176 | 293 | 439 | **566** |
| 2022 | | | | | | | 82 | 235 | 400 | **577** |
| 2023 | | | | | | | | 82 | 249 | **462** |
| 2024 | | | | | | | | | 86 | **246** |
| 2025 | | | | | | | | | | **91** |
| Total | | | | | | | | | | **$ 4,811** |

**Net Liabilities for Loss and Allocated Loss Adjustment Expenses**

| (in millions of U.S. dollars) | **December 31, 2025** |
|---|---|
| Accident years prior to 2016 | $ 185 |
| Accident years 2016 - 2025 from tables above | 2,701 |
| All Accident years | $ 2,886 |

**North America Commercial P&C Insurance — Other-Casualty — Long-tail (continued)**

**Supplementary Information: (Favorable)/ Adverse Prior Period Development**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ 22 |
| Accident years 2016 - 2025 from tables above | 140 |
| All Accident years | $ 162 |

**Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2025 (Unaudited)**

| Age in Years | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Percentage | 10 % | 17 % | 19 % | 18 % | 15 % | 8 % | 6 % | 2 % | 2 % | 2 % |

**North America Commercial P&C Insurance — Non-Casualty — Short-tail**

This product line represents first party commercial product lines that are short-tailed in nature, such as property, inland marine, ocean marine, surety, and A&H. There is a wide diversity of products, primary and excess coverages, and policy sizes. During this ten-year period, this product line was impacted by natural catastrophes mainly in the 2017 and 2018 accident years, and in accident year 2020 by direct COVID.

**Net Incurred Loss and Allocated Loss Adjustment Expenses**

| | | | | | | Years Ended December 31 | | | | | As of December 31 2025 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | | | | Unaudited | | Net IBNR Reserves | Reported Claims (in thousands) |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** | | |
| 2016 | $1,903 | $1,882 | $1,792 | $1,772 | $1,808 | $1,820 | $1,816 | $1,818 | $1,811 | $ **1,811** | $ 8 | 650 |
| 2017 | | 2,697 | 2,601 | 2,500 | 2,517 | 2,509 | 2,519 | 2,505 | 2,495 | **2,490** | 22 | 764 |
| 2018 | | | 2,045 | 2,232 | 2,168 | 2,160 | 2,168 | 2,158 | 2,147 | **2,143** | (7) | 904 |
| 2019 | | | | 2,044 | 2,029 | 1,952 | 1,942 | 1,919 | 1,923 | **1,927** | 4 | 1,045 |
| 2020 | | | | | 3,137 | 2,940 | 2,724 | 2,683 | 2,661 | **2,677** | 42 | 1,128 |
| 2021 | | | | | | 2,939 | 2,823 | 2,627 | 2,546 | **2,533** | 10 | 867 |
| 2022 | | | | | | | 3,046 | 2,944 | 2,809 | **2,777** | 98 | 907 |
| 2023 | | | | | | | | 3,069 | 2,880 | **2,666** | 134 | 974 |
| 2024 | | | | | | | | | 3,587 | **3,453** | 576 | 1,016 |
| 2025 | | | | | | | | | | **3,040** | 1,290 | 910 |
| Total | | | | | | | | | | $ **25,517** | | |

**Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses**

| | | | | | Years Ended December 31 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | | | | Unaudited | |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** |
| 2016 | $ 843 | $ 1,498 | $ 1,648 | $ 1,723 | $ 1,751 | $ 1,775 | $ 1,786 | $ 1,787 | $ 1,794 | $ **1,800** |
| 2017 | | 976 | 2,082 | 2,298 | 2,389 | 2,403 | 2,427 | 2,446 | 2,450 | **2,472** |
| 2018 | | | 1,024 | 1,819 | 2,011 | 2,067 | 2,111 | 2,135 | 2,138 | **2,144** |
| 2019 | | | | 1,027 | 1,671 | 1,798 | 1,855 | 1,881 | 1,896 | **1,922** |
| 2020 | | | | | 1,388 | 2,258 | 2,464 | 2,543 | 2,578 | **2,617** |
| 2021 | | | | | | 1,085 | 2,099 | 2,321 | 2,440 | **2,478** |
| 2022 | | | | | | | 1,049 | 2,188 | 2,493 | **2,620** |
| 2023 | | | | | | | | 1,218 | 2,134 | **2,386** |
| 2024 | | | | | | | | | 1,368 | **2,460** |
| 2025 | | | | | | | | | | **1,285** |
| Total | | | | | | | | | | $ **22,184** |

**North America Commercial P&C Insurance — Non-Casualty — Short-tail (continued)**

**Net Liabilities for Loss and Allocated Loss Adjustment Expenses**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ 10 |
| Accident years 2016 - 2025 from tables above | 3,333 |
| All Accident years | $ 3,343 |

**Supplementary Information: (Favorable)/ Adverse Prior Period Development**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ 11 |
| Accident years 2016 - 2025 from tables above | (382) |
| All Accident years | $ (371) |

**Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2025 (Unaudited)**

| Age in Years | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Percentage | 44 % | 37 % | 9 % | 4 % | 1 % | 1 % | 1 % | — % | 1 % | — % |

**North America Personal P&C Insurance — Short-tail**

Chubb provides personal lines coverages for high-net-worth individuals and families in North America including homeowners, automobile, valuable articles (including fine art), umbrella liability, and recreational marine insurance offered through independent regional agents and brokers. During this ten-year period, this segment was also impacted by natural catastrophes, mainly in the 2017, 2018, and 2025 accident years.

**Net Incurred Loss and Allocated Loss Adjustment Expenses**

| | Years Ended December 31 | | | | | | | | | | As of December 31 2025 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | | | | Unaudited | | | Reported Claims (in thousands) |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | Net IBNR Reserves | |
| 2016 | $2,431 | $2,526 | $2,536 | $2,474 | $2,462 | $2,455 | $2,463 | $2,465 | $2,471 | $ 2,471 | $ 16 | 154 |
| 2017 | | 3,025 | 3,060 | 2,993 | 2,989 | 2,989 | 2,998 | 3,008 | 3,009 | 3,011 | 18 | 163 |
| 2018 | | | 2,999 | 3,027 | 3,092 | 3,107 | 3,128 | 3,118 | 3,119 | 3,140 | 17 | 170 |
| 2019 | | | | 2,945 | 2,983 | 2,983 | 2,975 | 2,955 | 2,974 | 2,969 | 26 | 157 |
| 2020 | | | | | 2,919 | 2,625 | 2,623 | 2,580 | 2,580 | 2,575 | 24 | 123 |
| 2021 | | | | | | 3,024 | 2,875 | 2,961 | 2,975 | 2,967 | 95 | 131 |
| 2022 | | | | | | | 3,098 | 2,952 | 2,942 | 2,919 | 176 | 120 |
| 2023 | | | | | | | | 3,402 | 3,071 | 3,027 | 316 | 115 |
| 2024 | | | | | | | | | 3,664 | 3,325 | 787 | 104 |
| 2025 | | | | | | | | | | 4,653 | 2,106 | 82 |
| Total | | | | | | | | | | $ 31,057 | | |

**North America Personal P&C Insurance — Short-tail (continued)**

**Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses**

Years Ended December 31

(in millions of U.S. dollars)                                                                                                          Unaudited

| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** |
|---|---|---|---|---|---|---|---|---|---|---|
| 2016 | $ 1,448 | $ 2,045 | $ 2,203 | $ 2,306 | $ 2,362 | $ 2,389 | $ 2,420 | $ 2,438 | $ 2,441 | **$ 2,445** |
| 2017 | | 1,692 | 2,512 | 2,659 | 2,791 | 2,861 | 2,928 | 2,969 | 2,981 | **2,980** |
| 2018 | | | 1,920 | 2,540 | 2,697 | 2,855 | 2,969 | 3,035 | 3,069 | **3,099** |
| 2019 | | | | 1,662 | 2,429 | 2,608 | 2,715 | 2,821 | 2,883 | **2,911** |
| 2020 | | | | | 1,329 | 1,988 | 2,221 | 2,361 | 2,436 | **2,483** |
| 2021 | | | | | | 1,582 | 2,366 | 2,580 | 2,698 | **2,791** |
| 2022 | | | | | | | 1,409 | 2,275 | 2,474 | **2,625** |
| 2023 | | | | | | | | 1,487 | 2,246 | **2,527** |
| 2024 | | | | | | | | | 1,452 | **2,243** |
| 2025 | | | | | | | | | | **2,119** |
| Total | | | | | | | | | | **$ 26,223** |

**Net Liabilities for Loss and Allocated Loss Adjustment Expenses**

| (in millions of U.S. dollars) | **December 31, 2025** |
|---|---|
| Accident years prior to 2016 | $ 51 |
| Accident years 2016 - 2025 from tables above | 4,834 |
| All Accident years | $ 4,885 |

**Supplementary Information: (Favorable)/ Adverse Prior Period Development**

| (in millions of U.S. dollars) | **December 31, 2025** |
|---|---|
| Accident years prior to 2016 | $ 4 |
| Accident years 2016 - 2025 from tables above | (401) |
| All Accident years | $ (397) |

**Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2025 (Unaudited)**

| Age in Years | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Percentage | 52 % | 25 % | 7 % | 5 % | 3 % | 2 % | 1 % | 1 % | — % | — % |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Chubb Limited and Subsidiaries

## Overseas General Insurance — Casualty — Long-tail

This product line comprises D&O liability, E&O liability, financial institutions (including crime/fidelity coverages), and non-U.S. general liability as well as aviation and political risk. Exposures are located around the world, including Europe, Latin America, and Asia. Approximately 46 percent of Chubb Overseas General business is generated by European accounts, exclusive of Lloyd's market. There is some U.S. exposure in Casualty from multinational accounts and in financial lines for Lloyd's market. The financial lines coverages are typically written on a claims-made form, while general liability coverages are typically on an occurrence basis and comprises a mix of primary and excess businesses.

### Net Incurred Loss and Allocated Loss Adjustment Expenses

| | | | | | | | | | | | As of December 31 2025 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Years Ended December 31 | | | | | | | | | | | |
| (in millions of U.S. dollars) | | | | | | | | | Unaudited | | | |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | Net IBNR Reserves | Reported Claims (in thousands) |
| 2016 | $1,184 | $1,287 | $1,354 | $1,380 | $1,367 | $1,377 | $1,307 | $1,320 | $1,330 | $ 1,274 | $ 80 | 42 |
| 2017 | | 1,176 | 1,277 | 1,325 | 1,375 | 1,335 | 1,368 | 1,333 | 1,334 | 1,301 | 54 | 43 |
| 2018 | | | 1,274 | 1,325 | 1,388 | 1,432 | 1,387 | 1,364 | 1,362 | 1,339 | 94 | 44 |
| 2019 | | | | 1,346 | 1,415 | 1,437 | 1,425 | 1,383 | 1,299 | 1,270 | 124 | 43 |
| 2020 | | | | | 1,730 | 1,652 | 1,560 | 1,572 | 1,344 | 1,254 | 303 | 36 |
| 2021 | | | | | | 1,663 | 1,718 | 1,742 | 1,749 | 1,676 | 595 | 37 |
| 2022 | | | | | | | 1,812 | 1,861 | 2,036 | 2,124 | 932 | 38 |
| 2023 | | | | | | | | 1,965 | 1,998 | 2,032 | 1,160 | 39 |
| 2024 | | | | | | | | | 2,116 | 2,233 | 1,384 | 38 |
| 2025 | | | | | | | | | | 2,115 | 1,703 | 33 |
| Total | | | | | | | | | | $16,618 | | |

### Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses

| | | | | | | | | | | Years Ended December 31 |
|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | | | | | Unaudited |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
| 2016 | $ 122 | $ 312 | $ 515 | $ 661 | $ 783 | $ 876 | $ 1,002 | $ 1,027 | $ 1,056 | $ 1,093 |
| 2017 | | 92 | 306 | 511 | 669 | 833 | 965 | 1,019 | 1,084 | 1,133 |
| 2018 | | | 107 | 318 | 481 | 622 | 746 | 905 | 1,018 | 1,047 |
| 2019 | | | | 120 | 323 | 455 | 666 | 748 | 863 | 955 |
| 2020 | | | | | 103 | 277 | 436 | 541 | 667 | 764 |
| 2021 | | | | | | 114 | 279 | 447 | 621 | 817 |
| 2022 | | | | | | | 84 | 290 | 533 | 898 |
| 2023 | | | | | | | | 80 | 288 | 483 |
| 2024 | | | | | | | | | 137 | 412 |
| 2025 | | | | | | | | | | 136 |
| Total | | | | | | | | | | $ 7,738 |

### Net Liabilities for Loss and Allocated Loss Adjustment Expenses

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ 734 |
| Accident years 2016 - 2025 from tables above | 8,880 |
| All Accident years | $ 9,614 |

**Overseas General Insurance — Casualty — Long-tail (continued)**

**Supplementary Information: (Favorable)/ Adverse Prior Period Development**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ 45 |
| Accident years 2016 - 2025 from tables above | (65) |
| All Accident years | $ (20) |

**Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2025 (Unaudited)**

| Age in Years | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Percentage | 7 % | 13 % | 12 % | 13 % | 10 % | 9 % | 7 % | 3 % | 3 % | 3 % |

**Overseas General Insurance — Non-Casualty — Short-tail**

This product line comprises commercial fire, marine (predominantly cargo), surety, personal automobile (in Latin America, and Asia), personal cell phones, personal residential (including high net worth), energy, and construction. In general, these lines have relatively stable payment and reporting patterns although they are impacted by natural catastrophes. For the Chubb Overseas General non-casualty book, Europe, exclusive of Lloyd's market, makes up about one third, Latin America makes up about one quarter, and Asia makes up about one fifth. Reported claims include those from LMG Insurance in Thailand, acquired in 2025, which consists primarily of high-frequency, low-severity automobile lines business.

**Net Incurred Loss and Allocated Loss Adjustment Expenses**

| | Years Ended December 31 | | | | | | | | | | As of December 31 2025 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | Unaudited | | | | | | | | | | | |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** | **Net IBNR Reserves** | **Reported Claims** (in thousands) |
| 2016 | $2,082 | $2,082 | $2,069 | $2,046 | $2,050 | $2,081 | $2,080 | $2,066 | $2,046 | **$ 2,046** | **$ 3** | **701** |
| 2017 | | 2,249 | 2,295 | 2,279 | 2,260 | 2,284 | 2,281 | 2,248 | 2,285 | **2,279** | **29** | **714** |
| 2018 | | | 2,200 | 2,289 | 2,250 | 2,225 | 2,197 | 2,186 | 2,165 | **2,146** | **15** | **742** |
| 2019 | | | | 2,231 | 2,252 | 2,191 | 2,179 | 2,175 | 2,155 | **2,148** | **3** | **768** |
| 2020 | | | | | 2,598 | 2,454 | 2,325 | 2,272 | 2,246 | **2,205** | **51** | **695** |
| 2021 | | | | | | 2,687 | 2,604 | 2,485 | 2,464 | **2,444** | **(5)** | **692** |
| 2022 | | | | | | | 2,965 | 2,940 | 2,847 | **2,793** | **(28)** | **769** |
| 2023 | | | | | | | | 3,162 | 3,084 | **2,890** | **159** | **759** |
| 2024 | | | | | | | | | 3,483 | **3,512** | **550** | **763** |
| 2025 | | | | | | | | | | **3,728** | **954** | **804** |
| Total | | | | | | | | | | **$26,191** | | |

**Overseas General Insurance — Non-Casualty — Short-tail (continued)**

**Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses**

|  |  |  |  |  |  |  |  |  |  | Years Ended December 31 |
|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) |  |  |  |  |  |  |  |  |  | Unaudited |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** |
| 2016 | $ 1,039 | $ 1,704 | $ 1,899 | $ 1,969 | $ 1,994 | $ 2,003 | $ 2,009 | $ 2,013 | $ 2,018 | **$ 2,027** |
| 2017 |  | 1,088 | 1,894 | 2,069 | 2,144 | 2,186 | 2,246 | 2,224 | 2,224 | **2,230** |
| 2018 |  |  | 1,039 | 1,781 | 1,983 | 2,051 | 2,071 | 2,082 | 2,090 | **2,108** |
| 2019 |  |  |  | 1,101 | 1,793 | 1,989 | 2,056 | 2,090 | 2,112 | **2,117** |
| 2020 |  |  |  |  | 1,138 | 1,791 | 1,935 | 2,053 | 2,053 | **2,095** |
| 2021 |  |  |  |  |  | 1,083 | 1,899 | 2,187 | 2,275 | **2,331** |
| 2022 |  |  |  |  |  |  | 1,270 | 2,239 | 2,533 | **2,665** |
| 2023 |  |  |  |  |  |  |  | 1,217 | 2,130 | **2,457** |
| 2024 |  |  |  |  |  |  |  |  | 1,314 | **2,356** |
| 2025 |  |  |  |  |  |  |  |  |  | **1,477** |
| Total |  |  |  |  |  |  |  |  |  | **$ 21,863** |

**Net Liabilities for Loss and Allocated Loss Adjustment Expenses**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ 126 |
| Accident years 2016 - 2025 from tables above | 4,328 |
| All Accident years | $ 4,454 |

**Supplementary Information: (Favorable)/ Adverse Prior Period Development**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ (17) |
| Accident years 2016 - 2025 from tables above | (312) |
| All Accident years | $ (329) |

**Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2025 (Unaudited)**

| Age in Years | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Percentage | 45 % | 32 % | 10 % | 4 % | 1 % | 1 % | — % | — % | — % | — % |

**Global Reinsurance**

Chubb analyzes its Global Reinsurance business on a treaty year basis rather than on an accident year basis. Treaty year data was converted to an accident year basis for the purposes of this disclosure. Mix shifts are an important consideration in these product line groupings. As proportional business and excess of loss business have different earning and loss reporting and payment patterns, this change in mix will affect the cash flow patterns across the accident years. In addition, the shift from excess to proportional business over time will make the cash flow patterns of older and more recent years difficult to compare. In general, the proportional business will pay out more quickly than the excess of loss business, as such, using older years development patterns may overstate the ultimate loss estimates in more recent years.

**Global Reinsurance — Casualty — Long-tail**

This product line includes proportional and excess coverages in general, automobile liability, professional liability, medical malpractice, and workers' compensation, with exposures located around the world. In general, reinsurance exhibits less stable development patterns than primary business. In particular, general casualty reinsurance and excess coverages are long-tailed and can be very volatile.

**Global Reinsurance — Casualty — Long-tail (continued)**

**Net Incurred Loss and Allocated Loss Adjustment Expenses**

| | | | | | Years Ended December 31 | | | | | | As of December 31 2025 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | | | | | Unaudited | |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** | **Net IBNR Reserves** |
| 2016 | $ 223 | $ 226 | $ 235 | $ 234 | $ 243 | $ 243 | $ 248 | $ 255 | $ 256 | **$ 255** | $ 6 |
| 2017 | | 214 | 215 | 220 | 217 | 218 | 218 | 225 | 228 | **230** | 6 |
| 2018 | | | 245 | 248 | 255 | 251 | 255 | 262 | 267 | **270** | 13 |
| 2019 | | | | 238 | 247 | 242 | 241 | 238 | 245 | **243** | 21 |
| 2020 | | | | | 246 | 250 | 241 | 241 | 236 | **238** | 24 |
| 2021 | | | | | | 281 | 285 | 289 | 277 | **271** | 55 |
| 2022 | | | | | | | 296 | 298 | 295 | **295** | 88 |
| 2023 | | | | | | | | 276 | 287 | **288** | 125 |
| 2024 | | | | | | | | | 339 | **346** | 193 |
| 2025 | | | | | | | | | | **345** | 269 |
| Total | | | | | | | | | | **$ 2,781** | |

**Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses**

| | | | | | | | Years Ended December 31 | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | | | | Unaudited | |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** |
| 2016 | $ 57 | $ 113 | $ 142 | $ 159 | $ 175 | $ 192 | $ 209 | $ 220 | $ 231 | **$ 237** |
| 2017 | | 47 | 100 | 122 | 140 | 156 | 176 | 189 | 200 | **208** |
| 2018 | | | 42 | 96 | 126 | 150 | 172 | 199 | 222 | **232** |
| 2019 | | | | 40 | 90 | 117 | 140 | 164 | 185 | **197** |
| 2020 | | | | | 41 | 99 | 125 | 150 | 170 | **188** |
| 2021 | | | | | | 35 | 87 | 120 | 148 | **175** |
| 2022 | | | | | | | 39 | 87 | 122 | **157** |
| 2023 | | | | | | | | 30 | 69 | **111** |
| 2024 | | | | | | | | | 30 | **88** |
| 2025 | | | | | | | | | | **32** |
| Total | | | | | | | | | | **$ 1,625** |

**Net Liabilities for Loss and Allocated Loss Adjustment Expenses**

| (in millions of U.S. dollars) | **December 31, 2025** |
|---|---|
| Accident years prior to 2016 | $ 255 |
| Accident years 2016 - 2025 from tables above | 1,156 |
| All Accident years | $ 1,411 |

**Supplementary Information: (Favorable)/ Adverse Prior Period Development**

| (in millions of U.S. dollars) | **December 31, 2025** |
|---|---|
| Accident years prior to 2016 | $ (9) |
| Accident years 2016 - 2025 from tables above | 6 |
| All Accident years | $ (3) |

**Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2025 (Unaudited)**

| Age in Years | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Percentage | 14 % | 19 % | 12 % | 9 % | 8 % | 8 % | 6 % | 4 % | 4 % | 2 % |

**Global Reinsurance — Non-Casualty — Short-tail**

This product line includes property, property catastrophe, marine, credit/surety, mortgage, A&H and energy. This product line is impacted by natural catastrophes in most years. Of the non-catastrophe book, the mixture of business varies by year with approximately 91 percent of loss on proportional treaties in treaty year 2016 and after. This percentage has increased over time with the proportion being approximately 78 percent for treaty years 2016-2017 growing to an average of 94 percent for treaty years 2018 to 2025, with the remainder being written on an excess of loss basis.

**Net Incurred Loss and Allocated Loss Adjustment Expenses**

| | | | | | Years Ended December 31 | | | | | | As of December 31 2025 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | Unaudited | | | | | |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** | Net IBNR Reserves |
| 2016 | $ 178 | $ 183 | $ 185 | $ 187 | $ 184 | $ 182 | $ 182 | $ 182 | $ 181 | $ 181 | $ 1 |
| 2017 | | 395 | 421 | 451 | 449 | 453 | 456 | 454 | 454 | 453 | 7 |
| 2018 | | | 276 | 283 | 285 | 281 | 286 | 280 | 277 | 276 | — |
| 2019 | | | | 128 | 126 | 124 | 118 | 115 | 115 | 116 | 3 |
| 2020 | | | | | 210 | 253 | 278 | 280 | 279 | 278 | 13 |
| 2021 | | | | | | 341 | 351 | 354 | 357 | 355 | 15 |
| 2022 | | | | | | | 346 | 312 | 291 | 291 | 14 |
| 2023 | | | | | | | | 181 | 176 | 159 | 20 |
| 2024 | | | | | | | | | 393 | 393 | 103 |
| 2025 | | | | | | | | | | 312 | 121 |
| Total | | | | | | | | | | $ 2,814 | |

**Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses**

| | | | | | | | | Years Ended December 31 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | | | | | | | | Unaudited | |
| Accident Year | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | **2025** |
| 2016 | $ 56 | $ 129 | $ 156 | $ 167 | $ 173 | $ 176 | $ 176 | $ 178 | $ 178 | $ 179 |
| 2017 | | 191 | 322 | 400 | 414 | 427 | 433 | 439 | 441 | 442 |
| 2018 | | | 94 | 246 | 262 | 265 | 269 | 272 | 272 | 273 |
| 2019 | | | | 35 | 79 | 93 | 101 | 103 | 108 | 109 |
| 2020 | | | | | 62 | 177 | 215 | 232 | 243 | 252 |
| 2021 | | | | | | 158 | 277 | 307 | 321 | 329 |
| 2022 | | | | | | | 74 | 195 | 234 | 258 |
| 2023 | | | | | | | | 36 | 92 | 118 |
| 2024 | | | | | | | | | 107 | 236 |
| 2025 | | | | | | | | | | 132 |
| Total | | | | | | | | | | $ 2,328 |

**Net Liabilities for Loss and Allocated Loss Adjustment Expenses**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ 12 |
| Accident years 2016 - 2025 from tables above | 486 |
| All Accident years | $ 498 |

**Supplementary Information: (Favorable)/ Adverse Prior Period Development**

| (in millions of U.S. dollars) | December 31, 2025 |
|---|---|
| Accident years prior to 2016 | $ — |
| Accident years 2016 - 2025 from tables above | (21) |
| All Accident years | $ (21) |

**Global Reinsurance — Non-Casualty — Short-tail (continued)**

**Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2025 (Unaudited)**

| Age in Years | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Percentage | 34 % | 38 % | 13 % | 5 % | 3 % | 2 % | 1 % | — % | — % | — % |

**Prior Period Development**

The following table presents a reconciliation of the loss development triangles above to prior period development (PPD):

| | | | | | Components of PPD | |
|---|---|---|---|---|---|---|
| Year Ended December 31, 2025 (in millions of U.S. dollars) (favorable)/unfavorable | 2016 - 2024 accident years (implied PPD per loss triangles) | Accident years prior to 2016 | Other [1] | PPD on loss reserves | RIPs, Expense adjustments, and earned premiums | Total |
| **North America Commercial P&C Insurance** | | | | | | |
| Long-tail | $ 70 | $ (108) | $ (127) | $ (165) | $ 90 | $ (75) |
| Short-tail | (382) | 11 | (11) | (382) | 36 | (346) |
| | (312) | (97) | (138) [2] | (547) | 126 [3] | (421) |
| **North America Personal P&C Insurance (Short-tail)** | (401) | 4 | (6) | (403) | — | (403) |
| **Overseas General Insurance** | | | | | | |
| Long-tail | (65) | 45 | (10) | (30) | — | (30) |
| Short-tail | (312) | (17) | (118) | (447) | 6 | (441) |
| | (377) | 28 | (128) [4] | (477) | 6 | (471) |
| **Global Reinsurance** | | | | | | |
| Long-tail | 6 | (9) | — | (3) | (2) | (5) |
| Short-tail | (21) | — | — | (21) | 3 | (18) |
| | (15) | (9) | — | (24) | 1 | (23) |
| Subtotal | $ (1,105) | $ (74) | $ (272) | $ (1,451) | $ 133 | $ (1,318) |
| North America Agricultural Insurance (Short-tail) | | | | $ 13 | $ (134) | $ (121) |
| Corporate (Long-tail) | | | | 306 | — | 306 |
| Consolidated PPD | | | | $ (1,132) | $ (1) | $ (1,133) |

[1] Other includes the impact of foreign exchange.

[2] Includes favorable development of $61 million related to our Alternative Risk Solutions business (U.S. and Bermuda) and an adjustment to exclude $25 million in unfavorable development in the workers' compensation line, associated with an increase in exposure for which additional premiums were collected; the remaining difference relates to a number of other items, none of which are individually material.

[3] Includes premium returns associated with our Alternative Risk Solutions business, which is excluded from the triangles.

[4] Includes favorable development related to Huatai P&C and International A&H business.

**Prior Period Development**

Prior period development (PPD) arises from changes to loss estimates recognized in the current year that relate to loss events that occurred in previous calendar years and excludes the effect of losses from the development of earned premium from previous accident years. Long-tail lines include lines such as workers' compensation, general liability, and financial lines; while short-tail lines include lines such as most property lines, energy, personal accident, and agriculture. The following table summarizes (favorable) and adverse PPD by segment:

| Years Ended December 31<br>(in millions of U.S. dollars, except for percentages) | Long-tail | Short-tail | Total | % of beginning net unpaid reserves [1] |
|---|---|---|---|---|
| **2025** | | | | |
| North America Commercial P&C Insurance | $ (75) | $ (346) | $ (421) | 0.6 % |
| North America Personal P&C Insurance | — | (403) | (403) | 0.6 % |
| North America Agricultural Insurance | — | (121) | (121) | 0.2 % |
| Overseas General Insurance | (30) | (441) | (471) | 0.7 % |
| Global Reinsurance | (5) | (18) | (23) | —% |
| Corporate | 306 | — | 306 | 0.5 % |
| Total | $ 196 | $ (1,329) | $ (1,133) | 1.7 % |
| 2024 | | | | |
| North America Commercial P&C Insurance | $ 18 | $ (446) | $ (428) | 0.7 % |
| North America Personal P&C Insurance | — | (305) | (305) | 0.5 % |
| North America Agricultural Insurance | — | (104) | (104) | 0.2 % |
| Overseas General Insurance | (26) | (264) | (290) | 0.5 % |
| Global Reinsurance | — | (25) | (25) | —% |
| Corporate | 296 | — | 296 | 0.5 % |
| Total | $ 288 | $ (1,144) | $ (856) | 1.4 % |
| 2023 | | | | |
| North America Commercial P&C Insurance | $ (86) | $ (408) | $ (494) | 0.8 % |
| North America Personal P&C Insurance | — | (134) | (134) | 0.2 % |
| North America Agricultural Insurance | — | (18) | (18) | —% |
| Overseas General Insurance | (50) | (326) | (376) | 0.6 % |
| Global Reinsurance | 7 | (35) | (28) | —% |
| Corporate | 277 | — | 277 | 0.5 % |
| Total | $ 148 | $ (921) | $ (773) | 1.3 % |

[1] Calculated based on the beginning of period consolidated net unpaid losses and loss expenses.

**North America Commercial P&C Insurance.**
Net favorable development in 2025 included $346 million from short-tail lines, primarily property, marine and surety, driven by lower-than-expected loss development in the most recent accident years. Long-tail lines experienced net favorable development of $75 million, which was the net of favorable development in workers' compensation, due to lower-than-expected loss development and our annual assessment of multi-claimant events, largely offset by adverse development in liability and other casualty lines, primarily commercial excess/umbrella and commercial auto liability, respectively, due to higher-than-expected loss development.

Net favorable development in 2024 included $446 million from short-tail lines, primarily property, marine and surety, driven by lower-than-expected loss development in the most recent accident years. Long-tail lines experienced adverse development, which was the net of adverse development in liability and other casualty lines, predominantly commercial excess/umbrella and commercial auto liability respectively, due to higher-than-expected loss development, mainly offset by favorable development in workers' compensation due to lower-than-expected loss development and our annual assessment of multi-claimant events.

**North America Personal P&C Insurance.**
Net favorable development in 2025 and 2024 was predominantly in homeowners lines, mainly due to lower-than-expected loss development in the most recent accident years.

### North America Agricultural Insurance.

Net favorable development in 2025 and 2024 was driven by multi-peril crop insurance results.

### Overseas General Insurance.

Net favorable development in 2025 included $441 million in short-tail lines, primarily in property and marine lines, mainly in accident years 2020 through 2023, driven by favorable loss development across all regions and specific case reductions. Net favorable development in 2025 also included $30 million in long-tail lines, primarily driven by favorable loss development in financial lines accident years 2021 and prior.

Net favorable development in 2024 included $264 million in short-tail lines, primarily in property and marine lines, mainly in accident years 2019 through 2023, driven by favorable loss development across all regions and specific case reductions. Net favorable development in 2024 also included $26 million in long-tail lines, primarily in financial lines due to favorable loss development in accident years 2019 and 2020.

### Corporate.

Net adverse development in 2025, 2024, and 2023 was principally related to asbestos, environmental, and molestation exposures.

### Molestation claims

Chubb's exposure to molestation claims principally arises out of liabilities acquired when it purchased CIGNA's P&C business in 1999, and Chubb Corp in 2016. The vast majority of the current liability relates to exposure from "reviver" legislation in certain states that allow civil claims relating to molestation to be asserted against policyholders that would otherwise be barred by statutes of limitations. These exposures are predominantly included in our inactive run-off operations included in Corporate with an immaterial amount in the North America Commercial P&C segment.

In December 2021, Chubb reached an agreement-in-principle regarding the bankruptcy of the Boy Scouts of America (BSA). Under this agreement, our inactive run-off company, Century Indemnity Company, and certain active Chubb companies obtained a broad release for all Chubb companies from BSA-related abuse claims for $800 million. This agreement was approved by the bankruptcy court in the third quarter of 2022. In the first quarter of 2023, the District Court issued an order approving the BSA bankruptcy plan in full; all appeals were denied and the order became final on February 6, 2026. We paid $800 million per the agreement, with $300 million paid in 2022, and the remaining $500 million paid in 2023.

### Asbestos and environmental (A&E)

Chubb's exposure to A&E claims principally arises out of liabilities acquired when it purchased Westchester Specialty in 1998, CIGNA's P&C business in 1999, and Chubb Corp in 2016. The following table presents a roll-forward of consolidated A&E loss reserves including allocated loss expense reserves for A&E exposures, and the valuation allowance for uncollectible paid and unpaid reinsurance recoverables:

| (in millions of U.S. dollars) | Asbestos | | Environmental | | Total | |
| --- | --- | --- | --- | --- | --- | --- |
| | Gross | Net | Gross | Net | Gross | Net |
| Balance at December 31, 2022 | $ 1,098 | $ 703 | $ 412 | $ 310 | $ 1,510 | $ 1,013 |
| Incurred activity | 180 | 120 | 88 | 63 | 268 | 183 (1) |
| Paid activity | (258) | (169) | (105) | (82) | (363) | (251) |
| Balance at December 31, 2023 | 1,020 | 654 | 395 | 291 | 1,415 | 945 |
| Incurred activity | 176 | 126 | 74 | 47 | 250 | 173 (1) |
| Paid activity | (232) | (172) | (90) | (61) | (322) | (233) |
| Balance at December 31, 2024 | 964 | 608 | 379 | 277 | 1,343 | 885 |
| Incurred activity | **202** | **134** | **77** | **63** | **279** | **197** (1) |
| Paid activity | **(318)** | **(216)** | **(74)** | **(42)** | **(392)** | **(258)** |
| Balance at December 31, 2025 | $ 848 | $ 526 | $ 382 | $ 298 | $ 1,230 | $ 824 |

(1) Excludes unallocated loss expenses and the net activity reflects third-party reinsurance other than the aggregate excess of loss reinsurance provided by National Indemnity Company (NICO) to Westchester Specialty (see Westchester Specialty section below).

The A&E net loss reserves including allocated loss expense reserves and valuation allowance for uncollectible reinsurance at December 31, 2025 and 2024, shown in the table above comprises:

| | | December 31 | |
|---|---|---|---|
| (in millions of U.S. dollars) | | **2025** | 2024 |
| Brandywine operations | $ | **483** | $ 502 |
| Westchester Specialty | | **72** | 86 |
| Chubb Corp | | **235** | 258 |
| Other, mainly Overseas General Insurance | | **34** | 39 |
| Total | $ | **824** | $ 885 |

***Brandywine Run-off entities – The Restructuring Plan and uncertainties relating to Chubb's ultimate Brandywine exposure***

In 1996, the Pennsylvania Insurance Commissioner approved a plan to restructure INA Financial Corporation and its subsidiaries (the Restructuring) which included the division of Insurance Company of North America (INA) into two separate corporations:

(1) An active insurance company that retained the INA name and continued to write P&C business; and
(2) An inactive run-off company, now called Century Indemnity Company (Century).

As a result of the division, predominantly all A&E and certain other liabilities of INA were ascribed to Century and extinguished, as a matter of Pennsylvania law, as liabilities of INA.

As part of the Restructuring, most A&E liabilities of various U.S. affiliates of INA were reinsured to Century. Century and certain other run-off companies having A&E and other liabilities were contributed to Brandywine Holdings.

The U.S.-based Chubb INA companies assumed two contractual obligations in respect of the Brandywine operations in connection with the Restructuring: a surplus maintenance obligation in the form of the excess of loss (XOL) agreement and a dividend retention fund obligation.

**XOL Agreement**
In 1996, in connection with the Restructuring, a Chubb INA insurance subsidiary provided reinsurance coverage to Century in the amount of $800 million under an Aggregate Excess of Loss Reinsurance Agreement (XOL Agreement), triggerable if the statutory capital and surplus of Century falls below $25 million or if Century lacks liquid assets with which to pay claims as they become due.

**Dividend Retention Fund**
INA Financial Corporation established and funded a dividend retention fund (the Dividend Retention Fund) consisting of $50 million plus investment earnings. The full balance of the Dividend Retention Fund was contributed to Century as of December 31, 2002. Under the Restructuring Order, while any obligation to maintain the Dividend Retention Fund is in effect, to the extent dividends are paid by INA Holdings Corporation to its parent, INA Financial Corporation, and to the extent INA Financial Corporation then pays such dividends to INA Corporation, a portion of those dividends must be withheld to replenish the principal of the Dividend Retention Fund to $50 million. In 2025 and 2024, $50 million and $93 million, respectively, was withheld from such dividends and deposited into the Dividend Retention Fund as a result of dividends paid up to the INA Corporation. Pursuant to a 2011 amendment to the Restructuring Order, capital contributions from the Dividend Retention Fund to Century are not required until the XOL Agreement has less than $200 million of capacity remaining on an incurred basis for statutory reporting purposes. The amount of the required capital contribution shall be the lesser of the amount necessary to restore the XOL Agreement remaining capacity to $200 million or the Dividend Retention Fund balance. In 2025 and 2024, capital contributions of $50 million and $93 million were made, respectively, from the Dividend Retention Fund to Century. The Dividend Retention Fund may not be terminated without prior written approval from the Pennsylvania Insurance Commissioner.

In 2004, Chubb INA contributed $100 million to Century in exchange for a surplus note. After giving effect to the surplus note, contributions from the Dividend Retention Fund, results from operations and other items impacting statutory surplus, the statutory surplus of Century at December 31, 2025, was $25 million and $776 million in statutory-basis losses have been ceded to the XOL Agreement on an inception-to-date basis. The XOL Agreement statutory-basis remaining limit at December 31,

2025, is $24 million. Century reports the amount ceded under the XOL Agreement in accordance with statutory accounting principles, which differ from U.S. GAAP by, among other things, allowing Century to discount its liabilities, including certain asbestos related and environmental pollution liabilities and Century's reinsurance payable to active companies. For U.S. GAAP reporting purposes, intercompany reinsurance recoverables related to the XOL are eliminated upon consolidation.

While Chubb believes it has no legal obligation to fund Century losses above the XOL limit of coverage, Chubb's consolidated results would nevertheless continue to include any losses above the limit of coverage for so long as the Brandywine companies remain consolidated subsidiaries of Chubb.

Certain active Chubb companies are primarily liable for asbestos, environmental, and other exposures that they have reinsured to Century. Accordingly, if Century were to become insolvent and placed into rehabilitation or liquidation, some or all of the recoverables due to these active Chubb companies from Century could become uncollectible. At December 31, 2025 and 2024, the aggregate reinsurance recoverables owed by Century to certain active Chubb companies were approximately $1.9 billion, on an undiscounted basis. Chubb believes the active company intercompany reinsurance recoverables, which relate to direct liabilities payable over many years, are not impaired. At December 31, 2025 and 2024, Century's carried gross reserves (including reserves assumed from the active Chubb companies) were $1.5 billion and $1.6 billion, respectively. Changes in laws and regulations may have an adverse effect on Century's reserves; for example, the enactment of "reviver" statutes relating to claims of sexual molestation may give rise to additional claims that would have been barred by the statutes of limitations in effect at the time of the alleged molestation. Should Century's loss reserves experience adverse development, as a result of such changes or otherwise, in the future and should Century be placed into rehabilitation or liquidation, the reinsurance recoverables due from Century to certain active Chubb companies would be payable only after the payment in full of certain expenses and liabilities, including administrative expenses and direct policy liabilities. Thus, the intercompany reinsurance recoverables would be at risk to the extent of the shortage of assets remaining to pay these recoverables.

***Westchester Specialty – impact of NICO contracts on Chubb's run-off entities***

As part of the Westchester Specialty acquisition in 1998, NICO provided a 75 percent pro-rata share of $1.0 billion of reinsurance protection on losses and loss adjustment expenses incurred on or before December 31, 1996, in excess of a retention of $721 million. At December 31, 2025, the remaining unused incurred limit under the Westchester NICO agreement was $330 million.

## 9. Future policy benefits

The following tables present a roll-forward of the liability for future policy benefits included in the Life Insurance segment:

| **Present Value of Expected Net Premiums** | | | | | For the Year Ended December 31, 2025 |
|---|---|---|---|---|---|
| (in millions of U.S. dollars) | Term Life | Whole Life | A&H | Other | Total |
| Balance – beginning of period | $ 1,523 | $ 4,405 | $ 11,626 | $ 125 | $ 17,679 |
| Beginning balance at original discount rate | 1,819 | 4,303 | 11,499 | 124 | 17,745 |
|   Effect of changes in cash flow assumptions | (59) | (65) | (389) | 7 | (506) |
|   Effect of actual variances from expected experience | 11 | (20) | (293) | 1 | (301) |
| Adjusted beginning of period balance | 1,771 | 4,218 | 10,817 | 132 | 16,938 |
|   Issuances | 221 | 1,656 | 1,876 | 409 | 4,162 |
|   Interest accrual | 61 | 154 | 568 | 11 | 794 |
|   Net premiums collected [1] | (253) | (1,526) | (1,526) | (138) | (3,443) |
|   Other (including foreign exchange) | 14 | 114 | (70) | 9 | 67 |
| Ending balance at original discount rate | 1,814 | 4,616 | 11,665 | 423 | 18,518 |
|   Effect of changes in discount rate assumptions | (270) | 133 | 23 | 3 | (111) |
| Balance – end of period | $ 1,544 | $ 4,749 | $ 11,688 | $ 426 | $ 18,407 |

[1] Net premiums collected represent the portion of gross premiums collected from policyholders that is used to fund expected benefits.

| **Present Value of Expected Future Policy Benefits** | | | | | For the Year Ended December 31, 2025 |
|---|---|---|---|---|---|
| (in millions of U.S. dollars) | Term Life | Whole Life | A&H | Other | Total |
| Balance – beginning of period | $ 2,238 | $ 12,057 | $ 15,693 | $ 647 | $ 30,635 |
| Beginning balance at original discount rate | 2,647 | 11,242 | 15,652 | 601 | 30,142 |
|   Effect of changes in cash flow assumptions | (60) | (93) | (434) | 13 | (574) |
|   Effect of actual variances from expected experience | 19 | (21) | (291) | 1 | (292) |
| Adjusted beginning of period balance | 2,606 | 11,128 | 14,927 | 615 | 29,276 |
|   Issuances | 221 | 1,656 | 1,876 | 409 | 4,162 |
|   Interest accrual | 82 | 407 | 699 | 28 | 1,216 |
|   Benefits payments | (231) | (333) | (1,770) | (17) | (2,351) |
|   Other (including foreign exchange) | 37 | 275 | (87) | 23 | 248 |
| Ending balance at original discount rate | 2,715 | 13,133 | 15,645 | 1,058 | 32,551 |
|   Effect of changes in discount rate assumptions | (402) | 658 | (58) | 26 | 224 |
| Balance – end of period | $ 2,313 | $ 13,791 | $ 15,587 | $ 1,084 | $ 32,775 |

**Liability for Future Policy Benefits, Life Insurance Segment**                                        December 31, 2025

| (in millions of U.S. dollars) | Term Life | Whole Life | A&H | Other | Total |
|---|---|---|---|---|---|
| Net liability for future policy benefits | $ 769 | $ 9,042 | $ 3,899 | $ 658 | $ 14,368 |
| Deferred profit liability | 319 | 1,922 | 234 | 77 | 2,552 |
| Net liability for future policy benefits, before reinsurance recoverable | 1,088 | 10,964 | 4,133 | 735 | 16,920 |
| Less: Reinsurance recoverable on future policy benefits | 106 | 48 | 121 | 1 | 276 |
| Net liability for future policy benefits, after reinsurance recoverable | $ 982 | $ 10,916 | $ 4,012 | $ 734 | $ 16,644 |
| Weighted average duration (years) | 11.0 | 26.5 | 10.0 | 26.0 | 21.6 |

**Present Value of Expected Net Premiums**                                        For the Year Ended December 31, 2024

| (in millions of U.S. dollars) | Term Life | Whole Life | A&H | Other | Total |
|---|---|---|---|---|---|
| Balance – beginning of period | $ 1,590 | $ 3,950 | $ 10,432 | $ 64 | $ 16,036 |
| Beginning balance at original discount rate | 1,992 | 3,945 | 10,692 | 64 | 16,693 |
| Effect of changes in cash flow assumptions | (141) | 178 | 417 | (4) | 450 |
| Effect of actual variances from expected experience | 11 | (2) | (139) | — | (130) |
| Adjusted beginning of period balance | 1,862 | 4,121 | 10,970 | 60 | 17,013 |
| Issuances | 221 | 1,211 | 2,162 | 86 | 3,680 |
| Interest accrual | 58 | 128 | 540 | 5 | 731 |
| Net premiums collected [1] | (242) | (1,086) | (1,483) | (40) | (2,851) |
| Other (including foreign exchange) | (80) | (71) | (690) | 13 | (828) |
| Ending balance at original discount rate | 1,819 | 4,303 | 11,499 | 124 | 17,745 |
| Effect of changes in discount rate assumptions | (296) | 102 | 127 | 1 | (66) |
| Balance – end of period | $ 1,523 | $ 4,405 | $ 11,626 | $ 125 | $ 17,679 |

[1] Net premiums collected represent the portion of gross premiums collected from policyholders that is used to fund expected benefits.

**Present Value of Expected Future Policy Benefits** — For the Year Ended December 31, 2024

| (in millions of U.S. dollars) | Term Life | Whole Life | A&H | Other | Total |
|---|---|---|---|---|---|
| Balance – beginning of period | $ 2,254 | $ 10,063 | $ 14,650 | $ 495 | $ 27,462 |
| Beginning balance at original discount rate | 2,749 | 9,991 | 15,071 | 492 | 28,303 |
| Effect of changes in cash flow assumptions | (141) | 205 | 373 | (5) | 432 |
| Effect of actual variances from expected experience | 20 | 11 | (141) | — | (110) |
| Adjusted beginning of period balance | 2,628 | 10,207 | 15,303 | 487 | 28,625 |
| Issuances | 221 | 1,211 | 2,162 | 86 | 3,680 |
| Interest accrual | 76 | 331 | 668 | 17 | 1,092 |
| Benefits payments | (224) | (340) | (1,594) | (18) | (2,176) |
| Other (including foreign exchange) | (54) | (167) | (887) | 29 | (1,079) |
| Ending balance at original discount rate | 2,647 | 11,242 | 15,652 | 601 | 30,142 |
| Effect of changes in discount rate assumptions | (409) | 815 | 41 | 46 | 493 |
| Balance – end of period | $ 2,238 | $ 12,057 | $ 15,693 | $ 647 | $ 30,635 |

**Liability for Future Policy Benefits, Life Insurance Segment** — December 31, 2024

| (in millions of U.S. dollars, except for years) | Term Life | Whole Life | A&H | Other | Total |
|---|---|---|---|---|---|
| Net liability for future policy benefits | $ 715 | $ 7,652 | $ 4,067 | $ 522 | $ 12,956 |
| Deferred profit liability | 279 | 1,210 | 196 | 39 | 1,724 |
| Net liability for future policy benefits, before reinsurance recoverable | 994 | 8,862 | 4,263 | 561 | 14,680 |
| Less: Reinsurance recoverable on future policy benefits | 108 | 47 | 113 | 1 | 269 |
| Net liability for future policy benefits, after reinsurance recoverable | $ 886 | $ 8,815 | $ 4,150 | $ 560 | $ 14,411 |
| Weighted average duration (years) | 10.4 | 27.8 | 9.8 | 18.6 | 21.3 |

The following table presents a reconciliation of the roll-forwards above to the Future policy benefits liability presented in the Consolidated balance sheets.

| | | December 31 | |
|---|---|---|---|
| (in millions of U.S. dollars) | | **2025** | 2024 |
| Net liability for future policy benefits, Life Insurance segment | $ | **14,368** | $ 12,956 |
| Other [(1)] | | **1,500** | 1,441 |
| Deferred profit liability | | **2,552** | 1,724 |
| Liability for future policy benefits, per consolidated balance sheet | $ | **18,420** | $ 16,121 |

[(1)]   Other business principally comprises certain Overseas General Insurance accident and health (A&H) policies and certain Chubb Life Re business.

In the third quarter of 2025 and 2024, we completed our annual actuarial assumptions review and made immaterial changes to the liability for future policy benefits.

The following table presents the amount of undiscounted and discounted expected gross premiums and expected future policy benefit payments included in the Life Insurance segment:

| | | **December 31** | | December 31 |
|---|---|---|---|---|
| (in millions of U.S. dollars) | | **2025** | | 2024 |
| **Term Life** | | | | |
| Undiscounted expected future benefit payments | $ | **4,486** | $ | 4,141 |
| Undiscounted expected future gross premiums | | **6,789** | | 6,508 |
| Discounted expected future benefit payments | | **2,313** | | 2,238 |
| Discounted expected future gross premiums | | **4,556** | | 4,400 |
| **Whole Life** | | | | |
| Undiscounted expected future benefit payments | | **32,438** | | 28,263 |
| Undiscounted expected future gross premiums | | **11,033** | | 10,346 |
| Discounted expected future benefit payments | | **13,791** | | 12,057 |
| Discounted expected future gross premiums | | **9,152** | | 8,452 |
| **A&H** | | | | |
| Undiscounted expected future benefit payments | | **26,331** | | 26,584 |
| Undiscounted expected future gross premiums | | **38,881** | | 38,826 |
| Discounted expected future benefit payments | | **15,587** | | 15,693 |
| Discounted expected future gross premiums | | **23,445** | | 23,133 |
| **Other** | | | | |
| Undiscounted expected future benefit payments | | **1,989** | | 1,126 |
| Undiscounted expected future gross premiums | | **639** | | 242 |
| Discounted expected future benefit payments | | **1,084** | | 647 |
| Discounted expected future gross premiums | $ | **600** | $ | 216 |

The following table presents the amount of revenue and interest recognized in the Consolidated statements of operations for the Life Insurance segment:

| | Gross Premiums or Assessments | | | Interest Accretion | | |
|---|---|---|---|---|---|---|
| | For the Years Ended | | | For the Years Ended | | |
| | December 31 | | | December 31 | | |
| (in millions of U.S. dollars) | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
| **Life Insurance** | | | | | | |
| Term Life | $ 734 | $ 684 | $ 641 | $ 21 | $ 18 | $ 19 |
| Whole Life | 2,674 | 1,962 | 1,259 | 253 | 203 | 165 |
| A&H | 3,109 | 3,016 | 2,918 | 131 | 128 | 141 |
| Other | 193 | 67 | 28 | 17 | 12 | 7 |
| Total | $ 6,710 | $ 5,729 | $ 4,846 | $ 422 | $ 361 | $ 332 |

The following table presents the weighted-average interest rates for the Life Insurance segment:

| | Interest Accretion Rate | | | Current Discount Rate | | |
|---|---|---|---|---|---|---|
| | December 31 | | | December 31 | | |
| | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
| **Life Insurance** | | | | | | |
| Term Life | 3.1 % | 3.0 % | 2.8 % | 5.4 % | 5.4 % | 5.2 % |
| Whole Life | 3.4 % | 3.3 % | 3.2 % | 4.2 % | 4.1 % | 4.6 % |
| A&H | 4.3 % | 3.9 % | 3.7 % | 5.9 % | 5.8 % | 6.2 % |
| Other | 3.3 % | 2.8 % | 2.6 % | 3.5 % | 3.8 % | 4.1 % |

### 10. Policyholders' account balances, Separate accounts, and Unearned revenue liabilities

**Policyholders' account balances**

The following tables present a roll-forward of policyholders' account balances:

|  | | | | For the Year Ended December 31, 2025 | | | |
|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | Universal Life | | Annuities [4] | | Other [5] | Total |
| Balance – beginning of period | $ | 1,809 | $ | 2,585 | $ | 2,354 | $ 6,748 |
| Premiums received | | 215 | | 268 | | 364 | 847 |
| Policy charges [1] | | (105) | | — | | (9) | (114) |
| Surrenders and withdrawals | | (124) | | (34) | | (188) | (346) |
| Benefit payments [2] | | (26) | | (136) | | (86) | (248) |
| Interest credited | | 47 | | 48 | | 68 | 163 |
| Other (including foreign exchange) | | 83 | | 70 | | 28 | 181 |
| Balance – end of period | $ | 1,899 | $ | 2,801 | $ | 2,531 | $ 7,231 |
| Unearned revenue liability | | | | | | | 758 |
| Other [3] | | | | | | | 587 |
| Policyholders' account liability, per consolidated balance sheet | | | | | | $ | 8,576 |

[1] Contracts included in the policyholder account balances are generally charged a premium and/or monthly assessments on the basis of the account balance.
[2] Includes benefit payments upon maturity as well as death benefits.
[3] Primarily comprises unpaid dividends on certain participating policies.
[4] Relates to Huatai Life.
[5] Primarily comprises policyholder account balances related to investment linked products including endowment and investment contracts, none of which bear significant insurance risk.

|  | | | | For the Year Ended December 31, 2024 | | | |
|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | Universal Life | | Annuities [4] | | Other [5] | Total |
| Balance – beginning of period | $ | 1,876 | $ | 2,411 | $ | 2,502 | $ 6,789 |
| Premiums received | | 276 | | 339 | | 413 | 1,028 |
| Policy charges [1] | | (136) | | — | | (11) | (147) |
| Surrenders and withdrawals | | (122) | | (39) | | (278) | (439) |
| Benefit payments [2] | | (60) | | (139) | | (78) | (277) |
| Interest credited | | 50 | | 41 | | 68 | 159 |
| Other (including foreign exchange) | | (75) | | (28) | | (262) | (365) |
| Balance – end of period | $ | 1,809 | $ | 2,585 | $ | 2,354 | $ 6,748 |
| Unearned revenue liability | | | | | | | 711 |
| Other [3] | | | | | | | 557 |
| Policyholders' account liability, per consolidated balance sheet | | | | | | $ | 8,016 |

[1] Contracts included in the policyholder account balances are generally charged a premium and/or monthly assessments on the basis of the account balance.
[2] Includes benefit payments upon maturity as well as death benefits.
[3] Primarily comprises unpaid dividends on certain participating policies.
[4] Relates to Huatai Life.
[5] Primarily comprises policyholder account balances related to investment linked products including endowment and investment contracts, none of which bear significant insurance risk.

|  |  |  |  | December 31 |  |  |
| --- | --- | --- | --- | --- | --- | --- |
|  | **2025** | | | 2024 | | |
| (in millions of U.S. dollars, except for percentages) | **Universal Life** | **Annuities** [1] | **Other** | Universal Life | Annuities [1] | Other |
| Weighted-average crediting rate [2] | **3.4 %** | **N/A** | **3.3 %** | 3.7 % | N/A | 3.1 % |
| Net amount at risk [3] | **$11,115** | **$ 31** | **$ 342** | $12,369 | $ — | $ 425 |
| Cash Surrender Value | **$ 1,771** | **$ 1,864** | **$ 2,241** | $ 1,649 | $ 1,678 | $ 2,060 |

[1]   Annuities do not have an explicit account balance, therefore a crediting rate is not applicable.
[2]   Calculated using actual interest credited for the twelve months ended December 31, 2025 and 2024, respectively.
[3]   For those guarantees of benefits that are payable in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date

The following tables present the balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimum.

**Universal Life**

|  |  |  |  |  | December 31, 2025 |
| --- | --- | --- | --- | --- | --- |
| (in millions of U.S. dollars) | **At Guaranteed Minimum** | **1 Basis Point - 50 Basis Points Above** | **51 Basis Points - 150 Basis Points Above** | **Greater Than 150 Basis Points Above** | **Total** |
| **Guaranteed minimum crediting rates** | | | | | |
| Up to 2.00% | $ — | $ — | $ 51 | $ 198 | $ 249 |
| 2.01% – 4.00% | 491 | 311 | 346 | — | 1,148 |
| Greater than 4.00% | 18 | — | — | — | 18 |
| Fixed rate or no guarantee |  |  |  |  | 484 |
| Total | $ 509 | $ 311 | $ 397 | $ 198 | $ 1,899 |

|  |  |  |  |  | December 31, 2024 |
| --- | --- | --- | --- | --- | --- |
| (in millions of U.S. dollars) | At Guaranteed Minimum | 1 Basis Point - 50 Basis Points Above | 51 Basis Points - 150 Basis Points Above | Greater Than 150 Basis Points Above | Total |
| **Guaranteed minimum crediting rates** | | | | | |
| Up to 2.00% | $ 4 | $ — | $ 46 | $ 106 | $ 156 |
| 2.01% – 4.00% | 245 | 615 | 349 | — | 1,209 |
| Greater than 4.00% | 13 | — | — | — | 13 |
| Fixed rate or no guarantee |  |  |  |  | 431 |
| Total | $ 262 | $ 615 | $ 395 | $ 106 | $ 1,809 |

**Other policyholders' account balances**

| | | | | | December 31, 2025 |
|---|---|---|---|---|---|
| (in millions of U.S. dollars) | At Guaranteed Minimum | 1 Basis Point - 50 Basis Points Above | 51 Basis Points - 150 Basis Points Above | Greater Than 150 Basis Points Above | Total |
| **Guaranteed minimum crediting rates** | | | | | |
| Up to 2.00% | $ 3 | $ 6 | $ 90 | $ 65 | $ 164 |
| 2.01% – 4.00% | 1,095 | 53 | — | — | 1,148 |
| Greater than 4.00% | — | — | — | — | — |
| Fixed rate or no guarantee | | | | | 1,219 |
| Total | $ 1,098 | $ 59 | $ 90 | $ 65 | $ 2,531 |

| | | | | | December 31, 2024 |
|---|---|---|---|---|---|
| (in millions of U.S. dollars) | At Guaranteed Minimum | 1 Basis Point - 50 Basis Points Above | 51 Basis Points - 150 Basis Points Above | Greater Than 150 Basis Points Above | Total |
| **Guaranteed minimum crediting rates** | | | | | |
| Up to 2.00% | $ 8 | $ 6 | $ 158 | $ 2 | $ 174 |
| 2.01% – 4.00% | 987 | 50 | — | — | 1,037 |
| Greater than 4.00% | — | — | — | — | — |
| Fixed rate or no guarantee | | | | | 1,143 |
| Total | $ 995 | $ 56 | $ 158 | $ 2 | $ 2,354 |

**Separate accounts**

Separate account assets represent segregated funds where investment risks are borne by the customers, except to the extent of certain guarantees made by Chubb. The assets that support variable contracts are measured at fair value and are reported as Separate account assets and corresponding liabilities are reported within Separate account liabilities on the Consolidated balance sheets. Policy charges assessed against the policyholders for mortality, administration, and other services are included in Net premiums earned on the Consolidated statements of operations.

The following table presents the aggregate fair value of Separate account assets, by major security type:

| | December 31 | |
|---|---|---|
| (in millions of U.S. dollars) | **2025** | 2024 |
| Cash and cash equivalents | $ 73 | $ 234 |
| Mutual funds | 6,785 | 5,931 |
| Fixed maturities | 67 | 66 |
| Total | $ 6,925 | $ 6,231 |

The following table presents a roll-forward of separate account liabilities:

| | For the Years Ended December 31 | | | |
|---|---|---|---|---|
| (in millions of U.S. dollars) | | 2025 | | 2024 |
| Balance – beginning of period | $ | 6,231 | $ | 5,573 |
| Premiums and deposits | | 1,394 | | 1,629 |
| Policy charges | | (164) | | (158) |
| Surrenders and withdrawals | | (997) | | (910) |
| Benefit payments | | (466) | | (430) |
| Investment performance | | 739 | | 630 |
| Other (including foreign exchange) | | 188 | | (103) |
| Balance – end of period | $ | 6,925 | $ | 6,231 |
| Cash surrender value [1] | $ | 6,371 | $ | 5,853 |

[1] Cash surrender value represents the amount of the policyholder's account balances distributable at the balance sheet date less certain surrender charges.

**Unearned revenue liabilities**

Unearned revenue liabilities represent policy charges for services to be provided in future periods. The charges are reflected as deferred revenue and are generally amortized into income over the expected life of the contract using the same methodology, factors, and assumptions used to amortize deferred acquisition costs. Unearned revenue liabilities pertaining to both policyholders' account balances and separate accounts are recorded in Policyholders' account balances in the Consolidated balance sheets.

The following table presents a roll-forward of unearned revenue liabilities:

| | For the Years Ended December 31 | | | |
|---|---|---|---|---|
| (in millions of U.S. dollars) | | 2025 | | 2024 |
| Balance – beginning of period | $ | 711 | $ | 673 |
| Deferred revenue | | 130 | | 144 |
| Amortization | | (77) | | (73) |
| Other (including foreign exchange) | | (6) | | (33) |
| Balance – end of period | $ | 758 | $ | 711 |

## 11. Market risk benefits

Our reinsurance programs covering variable annuity guarantees, comprising guaranteed living benefits (GLB) and guaranteed minimum death benefits (GMDB), meet the definition of Market risk benefits (MRB). The following table presents a roll-forward of MRB:

| | For the Years Ended December 31 | |
|---|---:|---:|
| (in millions of U.S. dollars) | **2025** | 2024 |
| Balance – beginning of period | **$ 607** | $ 771 |
| Balance, beginning of period, before effect of changes in the instrument-specific credit risk | **592** | 749 |
| Interest rate changes | **25** | (130) |
| Effect of market movements [1] | **(131)** | (125) |
| Effect of changes in volatilities | **30** | 1 |
| Actual policyholder behavior different from expected behavior | **46** | 55 |
| Effect of changes in future expected policyholder behavior | **101** | 87 |
| Effect of timing and all other | **(27)** | (45) |
| Balance, end of period, before effect of changes in the instrument-specific credit risk | **$ 636** | $ 592 |
| Effect of changes in the instrument-specific credit risk | **23** | 15 |
| Balance – end of period | **$ 659** | $ 607 |
| Weighted-average age of policyholders (years) | **74** | 74 |
| Net amount at risk [2] | **$ 1,369** | $ 1,520 |

(1)  Market movements are predominantly driven by changes in equities.
(2)  The net amount at risk is defined as the present value of future claim payments assuming policy account values and guaranteed values are fixed at the valuation date, and reinsurance coverage ends at the earlier of the maturity of the underlying variable annuity policy or the reinsurance treaty. No withdrawals, lapses, and mortality improvements are assumed in the projection. GLB-related risks contain conservative mortality and annuitization assumptions.

Excluded from the table above are MRB gains (losses) of $(244) million and $(297) million for the years ended December 31, 2025 and 2024, respectively, reported in the Consolidated statements of operations, relating to the market risk benefits' economic hedge and other net cash flows. There is no reinsurance recoverable associated with our liability for MRB.

In the third quarter of 2025, we completed a review of policyholder behavior related to annuitizations, partial withdrawals, lapses, and mortality for our variable annuity reinsurance business. These refinements resulted in a net increase of approximately $101 million to the MRB fair value, recognized as a Market risk benefits loss.

- We refreshed our partial withdrawal assumptions to include an additional year of experience and refined the withdrawal rates for policies with guaranteed values far in excess of their account values.
- We updated annuitization assumptions to include an additional year of experience, refreshing treaty-based and age-based behavior assumptions.
- We updated the mortality and lapse assumptions to include an additional year of experience.

For MRB, Chubb estimates fair value using an internal valuation model which includes a number of factors including interest rates, equity markets, credit risk, current account value, market volatility, expected annuitization rates and other policyholder behavior, and changes in policyholder mortality. All reinsurance treaties contain claim limits, which are also factored into the valuation model.

| | Valuation Technique | Significant Unobservable Inputs | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | **Ranges** | **Weighted Average[1]** | Ranges | Weighted Average[1] |
| MRB [1] | **Actuarial model** | **Lapse rate** | **0.5% – 27.3%** | **3.2%** | 0.5% – 27.3% | 3.4% |
| | | **Annuitization rate** | **0% – 100%** | **5.0%** | 0% – 100% | 4.5% |

[1]   The weighted-average lapse and annuitization rates are determined by weighting each treaty's rates by the MRB contract's fair value.

The most significant policyholder behavior assumptions include lapse rates for MRBs, and GLB annuitization rates. Assumptions regarding lapse rates and GLB annuitization rates differ by treaty, but the underlying methodologies to determine rates applied to each treaty are comparable.

A lapse rate is the percentage of in-force policies surrendered in a given calendar year. All else equal, as lapse rates increase, ultimate claim payments will decrease. In general, the base lapse function assumes low lapse rates during the surrender charge period, followed by a "spike" lapse rate in the year immediately following the surrender charge period, and then reverting to an ultimate lapse rate, typically over a 2-year period. This base rate is adjusted downward for policies with more valuable guarantees (policies with guaranteed values far in excess of their account values). Partial withdrawals and the impact of older policyholders with tax-qualified contracts (due to required minimum distributions) are also reflected in our modeling.

The GLB annuitization rate is the percentage of policies for which the policyholder will elect to annuitize using the guaranteed benefit provided under the GLB. All else equal, as GLB annuitization rates increase, ultimate claim payments will increase, subject to treaty claim limits. All GLB reinsurance treaties include claim limits to protect Chubb in the event that actual annuitization behavior is significantly higher than expected. In general, Chubb assumes that GLB annuitization rates will be higher for policies with more valuable guarantees (policies with guaranteed values far in excess of their account values). Chubb also assumes that GLB annuitization rates increase as policyholders get older. In addition, it is also assumed that GLB annuitization rates are higher in the first year immediately following the waiting period (the first year the policies are eligible to annuitize using the GLB) in comparison to all subsequent years. At this stage, Chubb has fully credible annuitization experience for all cedants.

The effect of changes in key market factors on assumed lapse and annuitization rates reflect emerging trends using data available from cedants. For treaty-specific data subsets of interest that have limited experience on their own, lapse rates are established by blending the experience with comparable data received from other ceding companies. The model and related assumptions are regularly re-evaluated by management and enhanced, as appropriate, based upon additional experience obtained related to policyholder behavior and availability of updated information such as market conditions, market participant assumptions, and demographics of in-force annuities.

## 12. Taxation

Under Swiss law a resident company is subject to income tax at the federal, cantonal, and communal levels that is levied on net worldwide income. Income attributable to permanent establishments or real estate located abroad is excluded from the Swiss tax base. Furthermore, participation relief (i.e., tax relief) is granted to Chubb Limited at the federal, cantonal, and communal level for qualifying dividend income. Chubb Limited is subject to an annual cantonal and communal capital tax on the taxable equity of Chubb Limited in Switzerland.

Chubb has two Swiss operating subsidiaries, an insurance company, Chubb Insurance (Switzerland) Limited and a reinsurance company, Chubb Reinsurance (Switzerland) Limited. Both are subject to federal, cantonal, and communal income tax and to annual cantonal and communal capital tax.

Under Bermuda law prior to 2025, Chubb Limited and its Bermuda subsidiaries were not required to pay any taxes on income or capital gains. However, on December 27, 2023, the Government of Bermuda enacted the Corporate Income Tax Act of 2023 which established a 15 percent income tax on net taxable income of Bermuda entities effective January 1, 2025.

Income from Chubb's operations at Lloyd's is subject to United Kingdom (U.K.) corporation income taxes. Lloyd's is required to pay U.S. income tax on U.S. connected income written by Lloyd's syndicates. Lloyd's has a closing agreement with the Internal Revenue Service (IRS) whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the accounts of Chubb's Corporate Members in proportion to their participation in the relevant syndicates. Chubb's Corporate Members are subject to this arrangement but, as U.K. domiciled companies, will receive U.K. corporation tax credits for any U.S. income tax incurred up to the value of the equivalent U.K. corporation income tax charge on this income.

Chubb Group Holdings and its respective subsidiaries are subject to income taxes imposed by U.S. authorities and file a consolidated U.S. Federal income tax return. Should Chubb Group Holdings pay a dividend to Chubb Limited, withholding taxes would apply. Currently, however, no withholding taxes are accrued with respect to such un-remitted earnings as management has no intention of remitting these earnings. Similarly, no taxes have been provided on the un-remitted earnings of certain foreign subsidiaries (Chubb Life Insurance Hong Kong and Chubb Life Insurance Korea Company Ltd.) as management has no intention of remitting these earnings. Finally, we have made a partial reinvestment assertion on historical earnings for LINA Life Insurance Company of Korea and Huatai Insurance Group Co., Ltd. The cumulative amount that would be subject to withholding tax, if distributed, as well as the determination of the associated tax liability are not practicable to compute; however, such amount would be material.

Certain international operations of Chubb are also subject to income taxes imposed by the jurisdictions in which they operate. Chubb's domestic operations are in Switzerland, the jurisdiction where we are legally organized, incorporated, and registered.

The following table presents pre-tax income and the related provision for income taxes:

| (in millions of U.S. dollars) | | Year Ended December 31 | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | **2025** | | 2024 | | 2023 |
| Pre-tax income: | | | | | | |
| Domestic | $ | **185** | $ | 121 | $ | 44 |
| Foreign | | **12,859** | | 11,334 | | 9,482 |
| Total pre-tax income | $ | **13,044** | $ | 11,455 | $ | 9,526 |
| Provision for income taxes | | | | | | |
| Current tax expense: | | | | | | |
| Federal, cantonal and communal | $ | **85** | $ | 29 | $ | 25 |
| Foreign | | **2,000** | | 1,700 | | 1,570 |
| Total current tax expense | | **2,085** | | 1,729 | | 1,595 |
| Deferred tax expense (benefit): | | | | | | |
| Federal, cantonal and communal | | **(14)** | | 14 | | (63) |
| Foreign | | **351** | | 72 | | (1,021) |
| Total deferred tax expense (benefit) | | **337** | | 86 | | (1,084) |
| Provision for income taxes | $ | **2,422** | $ | 1,815 | $ | 511 |

The following tables present a reconciliation of the difference between the provision for income taxes and the expected tax provision at the Swiss statutory income tax rate:

| (in millions of U.S. dollars) | Year Ended December 31, 2025 | |
| --- | ---: | ---: |
| | Amount | Percent |
| Expected tax provision at Swiss statutory tax rate [1] | $ 1,021 | 7.8 % |
| Foreign tax effects | | |
| Bermuda: | | |
| Statutory tax rate difference between Bermuda and Switzerland | 327 | 2.5 % |
| Tax credits: | | |
| Credits for taxes paid to foreign jurisdictions | (157) | (1.2)% |
| Nontaxable or nondeductible items: | | |
| Excluded dividends, gains and losses | (196) | (1.5)% |
| Other nontaxable or nondeductible items | 5 | — |
| Other | 9 | 0.1 % |
| United States: | | |
| Statutory tax rate difference between United States and Switzerland | 553 | 4.2 % |
| Other | 5 | 0.1 % |
| Other foreign jurisdictions | 796 | 6.1 % |
| Other adjustments | 59 | 0.5 % |
| Provision for income taxes | $ 2,422 | 18.6 % |

| (in millions of U.S. dollars) | Year Ended December 31 | |
| --- | ---: | ---: |
| | 2024 | 2023 |
| Expected tax provision at Swiss statutory tax rate [1] | $ 2,251 | $ 1,872 |
| Permanent differences: | | |
| Taxes on earnings subject to rate other than Swiss statutory rate | (510) | (389) |
| Bermuda tax law enactment | (55) | (1,135) |
| Net withholding taxes | 145 | 15 |
| Other | (16) | 148 |
| Provision for income taxes | $ 1,815 | $ 511 |

[1] 2025 reflects the Swiss federal corporate income tax at a flat rate of 8.5 percent on profit after tax, resulting in an effective rate of approximately 7.8 percent on profit before tax, with no federal corporate capital tax. 2024 and 2023 reflect the combined Swiss federal and cantonal rate.

The following table presents supplemental cash flow information on Swiss federal, cantonal and communal, and foreign income taxes paid, including jurisdictions where income taxes paid exceeded five percent of total income taxes paid (net of refunds):

| | Year Ended December 31 | | |
|---|---|---|---|
| (in millions of U.S. dollars) | 2025 | 2024 | 2023 |
| Income taxes paid: | | | |
|    Federal, cantonal and communal | $ 34 | | |
|    Foreign | 2,177 | | |
| Total income taxes paid (net of refunds) | $ 2,211 | $ 1,662 | $ 1,465 |
| Income taxes paid (net of refunds) in jurisdictions exceeding five percent of total: | | | |
| Foreign | | | |
|    Bermuda | $ 250 | | |
|    Korea | 257 | | |
|    United Kingdom | 289 | | |
|    United States | 614 | | |

Current income tax receivable of $419 million and $246 million at December 31, 2025 and 2024, respectively, was recorded in Other assets on the Consolidated balance sheets. Current income tax payable of $377 million and $376 million at December 31, 2025 and 2024, respectively, was recorded in Accounts payable, accrued expenses, and other liabilities on the Consolidated balance sheets.

The following table presents the components of net deferred tax assets and liabilities:

| | December 31 | |
|---|---|---|
| (in millions of U.S. dollars) | 2025 | 2024 |
| Deferred tax assets: | | |
|    Loss reserve discount | $ 2,073 | $ 1,746 |
|    Unearned premiums reserve | 713 | 753 |
|    Foreign tax credits | 5 | 18 |
|    Loss carry-forwards | 162 | 146 |
|    Investments [1] | — | 512 |
|    Depreciation | — | 26 |
|    Future policy benefits | 103 | 176 |
|    Other | 498 | 268 |
|    Total deferred tax assets | 3,554 | 3,645 |
|   Valuation allowance | 637 | 1,081 |
|   Deferred tax assets, net of valuation allowance | 2,917 | 2,564 |
| Deferred tax liabilities: | | |
|    Deferred policy acquisition costs | 1,650 | 1,005 |
|    Other intangible assets, including VOBA | 1,154 | 1,289 |
|    Investments [1] | 127 | — |
|    Depreciation | 112 | — |
|    Un-remitted foreign earnings | 303 | 251 |
|    Total deferred tax liabilities | 3,346 | 2,545 |
| Net deferred tax assets (liabilities) | $ (429) | $ 19 |

[1] Included in Investments are deferred tax assets on unrealized depreciation of $234 million and $787 million at December 31, 2025 and 2024, respectively.

The valuation allowance of $637 million and $1,081 million at December 31, 2025 and 2024, respectively, reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax assets will not be realized due to the inability of certain subsidiaries to generate sufficient taxable income. Adjustments to the valuation allowance are made when there is a change in management's assessment of the amount of deferred tax assets that are realizable.

For the year ended December 31, 2025, the tax benefit on certain unrealized capital losses in our investment portfolio was reduced by a valuation allowance of $179 million necessary due to limitations on the utilization of these losses for tax purposes. As part of evaluating whether it was more likely than not that we could record a tax benefit on these losses, we considered realized gains, carryback capacity and available tax planning strategies.

At December 31, 2025, Chubb has net operating loss carry-forwards of $579 million which, if unused, will expire starting in 2026, and a U.S. capital loss carry-forward of $52 million which, if unused, will expire starting in 2028.

The following table presents a reconciliation of the beginning and ending amount of gross unrecognized tax benefits:

| | Year Ended December 31 | |
| --- | --- | --- |
| (in millions of U.S. dollars) | **2025** | 2024 |
| Balance, beginning of year | $ **130** | $ 73 |
| Additions based on tax positions related to the current year | **5** | 1 |
| Additions based on tax positions related to prior years | **20** | 58 |
| Reductions based on tax positions related to prior years | **(26)** | (1) |
| Reductions for the lapse of the applicable statutes of limitations | **—** | (1) |
| Reductions for settlements with taxing authorities | **(50)** | — |
| Balance, end of year | $ **79** | $ 130 |

At December 31, 2025 and 2024, the gross unrecognized tax benefits of $79 million and $130 million, respectively, can be reduced by $5 million and $18 million, respectively, associated with foreign tax credits. The net amounts of $74 million and $112 million at December 31, 2025 and 2024, respectively, if recognized, would favorably affect the effective tax rate.

Chubb recognizes accruals for interest income, expense and penalties, if any, related to tax refunds and unrecognized tax benefits, respectively, in Income tax expense in the Consolidated statements of operations. Tax-related net interest (income) expense and penalties reported in the Consolidated statements of operations were $(23) million, $6 million, and $7 million at December 31, 2025, 2024, and 2023, respectively. Liabilities for tax-related interest and penalties in our Consolidated balance sheets were $24 million and $30 million at December 31, 2025 and 2024, respectively.

The IRS is in the process of finalizing its examination of Chubb Group Holdings' tax returns for years 2014 through 2017. No material adjustments have been proposed related to these years. The tax return for 2018 remains under examination by the IRS.

In January 2026, the IRS commenced its examination of Chubb Group Holdings' tax returns for years 2019 through 2023. As a multinational company, we also have examinations under way in various US states and non-US jurisdictions. With few exceptions, Chubb is no longer subject to income tax examinations for years prior to 2014.

The following table summarizes tax years open for examination by major income tax jurisdiction:

At December 31, 2025

| | |
|---|---|
| Australia | 2019 - 2025 |
| Brazil | 2019 - 2025 |
| Canada | 2018 - 2025 |
| China | 2022 - 2025 |
| France | 2023 - 2025 |
| Germany | 2016 - 2025 |
| Italy | 2020 - 2025 |
| Korea | 2020 - 2025 |
| Mexico | 2016 - 2025 |
| Spain | 2012 - 2025 |
| Switzerland | 2022 - 2025 |
| United Kingdom | 2015 - 2025 |
| United States | 2014 - 2025 |

## 13. Debt

| (in millions of U.S. dollars) | December 31 2025 | | December 31 2024 | | Early Redemption Option |
|---|---|---|---|---|---|
| **Short-term debt** | | | | | |
| Chubb INA: | | | | | |
| $800 million 3.15% senior notes due March 2025 | $ | — | $ | 800 | Make-whole premium plus 15 bps |
| $1,500 million 3.35% senior notes due May 2026 | | 1,499 | | — | Make-whole premium plus 20 bps |
| Total short-term debt | $ | 1,499 | $ | 800 | |
| **Long-term debt** | | | | | |
| Chubb INA: | | | | | |
| $1,500 million 3.35% senior notes due May 2026 | $ | — | $ | 1,498 | Make-whole premium plus 20 bps |
| €575 million 0.875% senior notes due June 2027 | | 671 | | 604 | Make-whole premium plus 20 bps |
| €900 million 1.55% senior notes due March 2028 | | 1,050 | | 944 | Make-whole premium plus 15 bps |
| CNH1,830 million 2.85% term loan due April 2028 | | 259 | | — | Make-whole premium, no add'l bps |
| CNH2,145 million 2.75% term loan due July 2028 | | 304 | | — | Make-whole premium, no add'l bps |
| $100 million 8.875% debentures due August 2029 | | 100 | | 100 | None |
| $700 million 4.65% senior notes due August 2029 | | 696 | | 695 | Make-whole premium plus 15 bps |
| €700 million 0.875% senior notes due December 2029 | | 816 | | 734 | Make-whole premium plus 20 bps |
| CNH1,000 million 2.5% bonds due August 2030 | | 140 | | — | Make-whole premium plus 15 bps |
| $1,000 million 1.375% senior notes due September 2030 | | 996 | | 995 | Make-whole premium plus 15 bps |
| €575 million 1.4% senior notes due June 2031 | | 669 | | 601 | Make-whole premium plus 25 bps |
| $200 million 6.8% debentures due November 2031 | | 223 | | 227 | Make-whole premium plus 25 bps |
| $1,600 million 5.0% senior notes due March 2034 | | 1,589 | | 1,588 | Make-whole premium plus 15 bps |
| CNH1,500 million 2.75% bonds due August 2035 | | 211 | | — | Make-whole premium plus 15 bps |
| $1,250 million 4.9% senior notes due August 2035 | | 1,241 | | — | Make-whole premium plus 15 bps |
| $300 million 6.7% senior notes due May 2036 | | 298 | | 298 | Make-whole premium plus 20 bps |
| $800 million 6.0% senior notes due May 2037 | | 900 | | 909 | Make-whole premium plus 20 bps |
| €900 million 2.5% senior notes due March 2038 | | 1,045 | | 940 | Make-whole premium plus 25 bps |
| $600 million 6.5% senior notes due May 2038 | | 702 | | 710 | Make-whole premium plus 30 bps |
| $475 million 4.15% senior notes due March 2043 | | 471 | | 471 | Make-whole premium plus 15 bps |
| $1,500 million 4.35% senior notes due November 2045 | | 1,487 | | 1,487 | Make-whole premium plus 25 bps |
| $600 million 2.85% senior notes due December 2051 | | 594 | | 594 | Make-whole premium plus 15 bps |
| CNH2,000 million 3.05% bonds due August 2055 | | 281 | | — | Make-whole premium plus 15 bps |
| $1,000 million 3.05% senior notes due December 2061 | | 985 | | 984 | Make-whole premium plus 20 bps |
| Total long-term debt | $ | 15,728 | $ | 14,379 | |
| **Hybrid debt** | | | | | |
| Chubb INA capital securities due April 2030 | $ | 309 | $ | 309 | Redemption prices [1] |
| Huatai Life CNY800 million 2.9% capital supplementary bonds due November 2034 | | 113 | | 110 | Redeemable at par in 2029 |
| Total hybrid debt | $ | 422 | $ | 419 | |

[1] Redemption prices are equal to accrued and unpaid interest to the redemption date plus the greater of (i) 100 percent of the principal amount thereof, or (ii) sum of present value of scheduled payments of principal and interest on the capital securities from the redemption date to April 1, 2030.

### a) Short-term debt

Short-term debt comprises the current maturities of our long-term debt instruments described below. These short-term debt instruments were reclassified from long-term debt and are reflected in the table above.

In the second quarter of 2025, Chubb established a commercial paper program, under which Chubb INA may issue short-term, unsecured commercial paper notes (commercial paper) on a private placement basis. Payment of the commercial paper is guaranteed on an unsecured and unsubordinated basis by Chubb Limited, and the commercial paper and guarantee rank equally with all other unsecured and unsubordinated indebtedness.

We have the ability to borrow a total of $2.0 billion, supported by our $3.0 billion group syndicated credit facility which expires in December 2030. Commercial paper is recorded in Short-term debt in the Consolidated balance sheets. As of December 31, 2025, there was no commercial paper outstanding.

**b) Long-term debt**
**(i) Chubb INA senior notes and debentures**
With the exception of the $100 million of 8.875 percent debentures due August 2029, which do not have an early redemption option, the senior notes and debentures in the table above are redeemable at any time at Chubb INA's option subject to a "make-whole" premium plus additional basis points as defined in the table above. A "make-whole" premium is the present value of the remaining principal and interest discounted at the applicable U.S. Treasury rate. These debt securities are also redeemable at par plus accrued and unpaid interest in the event of certain changes in tax law.

The senior notes and debentures do not have the benefit of any sinking fund, are guaranteed on a senior basis by Chubb Limited, and rank equally with all of Chubb's other senior obligations. They also contain customary limitations on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

**(ii) Chubb INA Chinese yuan renminbi bonds and term loans**
The CNH bonds are redeemable at any time prior to the par call date at Chubb INA's option subject to a "make-whole" premium. The "make-whole" premium for the bonds is the present value of the remaining principal and interest discounted at the applicable offshore China Government Bond yield plus additional basis points as defined in the table above. The CNH term loans are subject to a "make-whole" premium up to one year prior to maturity. The "make-whole" premium for the term loans is the present value of the remaining principal and interest discounted at the applicable U.S. Treasury rate. The bonds and term loans are guaranteed on a senior basis by Chubb Limited.

**c) Hybrid debt**
**(i) Trust preferred securities**
In March 2000, ACE Capital Trust II, a Delaware statutory business trust, publicly issued $300 million of 9.7 percent Capital Securities (the Capital Securities) due to mature in April 2030. At the same time, Chubb INA purchased $9.2 million of common securities of ACE Capital Trust II. The sole assets of ACE Capital Trust II consist of $309 million principal amount of 9.7 percent Junior Subordinated Deferrable Interest Debentures (the Subordinated Debentures) issued by Chubb INA due to mature in April 2030.

Distributions on the Capital Securities are payable semi-annually and may be deferred for up to ten consecutive semi-annual periods (but no later than April 1, 2030). Any deferred payments would accrue interest compounded semi-annually if Chubb INA defers interest on the Subordinated Debentures. Interest on the Subordinated Debentures is payable semi-annually. Chubb INA may defer such interest payments (but no later than April 1, 2030), with such deferred payments accruing interest compounded semi-annually. The Capital Securities and the ACE Capital Trust II Common Securities will be redeemed upon repayment of the Subordinated Debentures.

Chubb Limited has guaranteed, on a subordinated basis, Chubb INA's obligations under the Subordinated Debentures, and distributions and other payments due on the Capital Securities. These guarantees, when taken together with Chubb's obligations under expense agreements entered into with ACE Capital Trust II, provide a full and unconditional guarantee of amounts due on the Capital Securities.

**(ii) Huatai Life capital supplementary bonds**
In November 2024, Huatai Life issued 800 million Chinese yuan renminbi ($111 million based on the foreign exchange rate at the date of issuance) of 2.90 percent capital supplementary bonds (Bonds), due November 2034. The Bonds are subordinated to Huatai Life's policy and general liabilities, are redeemable in November 2029, if certain conditions are met, and are guaranteed by Huatai Group. Principal or interest payments on the Bonds may be deferred if such payments would reduce Huatai Life's solvency adequacy ratio below a required minimum.

## 14. Commitments, contingencies, and guarantees

### a) Derivative instruments

Chubb maintains positions in derivative instruments such as futures, options, swaps, and foreign currency forward contracts for which the primary purposes are to manage duration and foreign currency exposure, yield enhancement, or to obtain an exposure to a particular financial market. Chubb also maintains positions in convertible securities that contain embedded derivatives, and exchange-traded equity futures contracts on equity market indices to limit equity exposure in the market risk benefit (MRB) book of business. Derivative instruments are principally recorded in either Other assets (OA) or Accounts payable, accrued expenses, and other liabilities (AP) in the Consolidated balance sheets. Convertible securities are recorded in either Fixed maturities available-for-sale (FM AFS) or Equity securities (ES), depending on the underlying investment. These are the most numerous and frequent derivative transactions. In addition, Chubb, from time to time, purchases to be announced mortgage-backed securities (TBAs) as part of its investing activities.

As a global company, Chubb entities transact business in multiple currencies. Our policy is to generally match assets, liabilities, and required capital for each individual jurisdiction in local currency, which would include the use of derivatives discussed below. Some of Chubb's derivatives satisfy hedge accounting requirements, as discussed below. We also consider economic hedging for planned cross border transactions.

The following table presents the balance sheet location, fair value in an asset or (liability) position, and notional value/payment provision of our derivative instruments:

| | | December 31, 2025 | | | December 31, 2024 | | |
| | | Fair Value | | Notional Amount/ Payment Provision | Fair Value | | Notional Amount/ Payment Provision |
| (in millions of U.S. dollars) | Consolidated Balance Sheet Location | Derivative Asset | Derivative (Liability) | | Derivative Asset | Derivative (Liability) | |
|---|---|---|---|---|---|---|---|
| *Investment and embedded derivatives not designated as hedging instruments:* | | | | | | | |
| Foreign currency forward contracts | OA / (AP) | $ 18 | $ (230) | $ 4,912 | $ 41 | $ (295) | $ 3,959 |
| Options/Futures/Forward contracts on notes and bonds | OA / (AP) | 4 | (12) | 1,216 | — | (8) | 449 |
| Convertible securities [1] | FM AFS / ES | 6 | — | 5 | 12 | — | 12 |
| Total | | $ 28 | $ (242) | $ 6,133 | $ 53 | $ (303) | $ 4,420 |
| *Other derivative instruments:* | | | | | | | |
| Futures contracts on equities [2] | OA / (AP) | $ 3 | $ — | $ 943 | $ 35 | $ — | $ 1,047 |
| Other | OA / (AP) | 8 | (4) | 334 | — | (2) | 211 |
| Total | | $ 11 | $ (4) | $ 1,277 | $ 35 | $ (2) | $ 1,258 |
| *Derivatives designated as hedging instruments:* | | | | | | | |
| Cross-currency swaps - fair value hedges | OA / (AP) | $ 198 | $ — | $ 2,046 | $ 103 | $ — | $ 1,579 |
| Cross-currency swaps - net investment hedges | OA / (AP) | 68 | (232) | 2,995 | 43 | (116) | 2,896 |
| Total | | $ 266 | $ (232) | $ 5,041 | $ 146 | $ (116) | $ 4,475 |

[1] Includes fair value of embedded derivatives.
[2] Related to MRB book of business.

At December 31, 2025 and 2024, net derivative liabilities of $179 million and $199 million, respectively, included in the table above were subject to a master netting agreement. The remaining derivatives included in the table above were not subject to a master netting agreement.

## b) Hedge accounting

We designate certain derivatives as fair value hedges and net investment hedges for accounting purposes to hedge foreign currency exposure associated with portions of our euro denominated debt and the net investment in certain foreign subsidiaries, respectively. These derivatives comprise cross-currency swaps, which are agreements under which two counterparties exchange interest payments and principal denominated in different currencies at a future date. These hedges have been and are expected to be highly effective.

### (i) Fair value hedges

**Cross-currency swaps**

Chubb holds certain cross-currency swaps designated as fair value hedges. The objective of these cross-currency swaps is to hedge the foreign currency risk on €1.8 billion, or approximately $2.0 billion at December 31, 2025, of euro denominated debt by converting cash flows back into the U.S. dollar.

These hedges are carried at fair value, with changes in fair value recorded in Other comprehensive income (OCI). The gains or losses on the fair value hedges offsetting the foreign currency remeasurement on the hedged euro denominated senior notes are reclassified from OCI into Net realized gains (losses), and an additional portion is reclassified into Interest expense as follows:

| | Year Ended December 31 | |
| --- | --- | --- |
| (pre-tax, in millions of U.S. dollars) | **2025** | 2024 |
| Gain (loss) recognized in OCI | $ **76** | $ (38) |
| Net realized gain (loss) reclassified from OCI | **231** | (103) |
| Interest expense reclassified from OCI | **(19)** | (15) |
| OCI gain (loss) after reclassifications | $ **(136)** | $ 80 |

### (ii) Net investment hedges

**Cross-currency swaps**

Chubb holds certain cross-currency swaps designated as net investment hedges. The objective of these cross-currency swaps is to hedge the foreign currency exposure in the net investments of certain foreign subsidiaries by converting cash flows from U.S. dollar to the British pound sterling, Japanese yen, Swiss franc, and Chinese yuan renminbi. The hedged risk is designated as the foreign currency exposure arising between the functional currency of the foreign subsidiary and the functional currency of its parent entity.

These net investment hedges are carried at fair value, with changes in fair value recorded in Cumulative translation adjustments (CTA) within OCI, and a portion reclassified to Interest expense. The mark-to-market adjustments for foreign currency changes will remain in CTA until the underlying hedge subsidiary is deconsolidated or hedge accounting is discontinued.

**Foreign denominated debt**

Chubb designated its foreign denominated Chinese yuan renminbi bonds and term loans issued in 2025 as non-derivative net investment hedges to mitigate the foreign currency exposure in the net investments of certain foreign subsidiaries. Changes in the carrying value of the debt attributable to foreign currency revaluation are recorded in CTA within OCI. These adjustments will remain in CTA until the underlying hedge subsidiary is deconsolidated or hedge accounting is discontinued. The carrying amount of non-derivative debt instruments designated as net investment hedges was $1.2 billion at December 31, 2025. Refer to Note 13 to the Consolidated Financial Statements for more information.

The following table presents the OCI impact of derivative and non-derivative net investment hedges:

| | Year Ended December 31 | |
|---|---|---|
| (pre-tax, in millions of U.S. dollars) | **2025** | 2024 |
| *Cross-currency swaps:* | | |
| Gain (loss) recognized in OCI | $ **(63)** | $ 58 |
| Interest income reclassified from OCI | **29** | 19 |
| Total cross currency swaps | $ **(92)** | $ 39 |
| *Foreign denominated debt:* | | |
| Gain (loss) recognized in OCI | **(26)** | — |
| Total OCI gain (loss) after reclassifications | $ **(118)** | $ 39 |

## c) Derivative instruments not designated as hedges

Derivative instruments which are not designated as hedges are carried at fair value with changes in fair value recorded in Net realized gains (losses) or, for futures contracts on equities related to the MRB book of business, in Market risk benefits gains (losses) in the Consolidated statements of operations. The following table presents net gains (losses) related to derivative instrument activity in the Consolidated statements of operations:

| | Year Ended December 31 | | |
|---|---|---|---|
| (in millions of U.S. dollars) | **2025** | 2024 | 2023 |
| *Investment and embedded derivative instruments:* | | | |
| Foreign currency forward contracts | $ **(16)** | $ (213) | $ (50) |
| Options/Futures/Forward contracts on notes and bonds | **(21)** | 22 | (2) |
| Convertible securities [1] | **—** | 2 | (1) |
| Total investment and embedded derivative instruments | $ **(37)** | $ (189) | $ (53) |
| *Other derivative instruments:* | | | |
| Futures contracts on equities [2] | **(107)** | (165) | (189) |
| Other | **(21)** | (4) | (10) |
| Total other derivative instruments | $ **(128)** | $ (169) | $ (199) |
| Total | $ **(165)** | $ (358) | $ (252) |

[1]  Includes embedded derivatives.
[2]  Related to MRB book of business.

### (i) Foreign currency exposure management

A foreign currency forward contract (forward) is an agreement between participants to exchange specific currencies at a future date. Chubb uses forwards to minimize the effect of fluctuating foreign currencies as discussed above.

### (ii) Duration management and market exposure
### Futures

Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. Exchange-traded futures contracts on money market instruments, notes, and bonds are used in fixed maturity portfolios to more efficiently manage duration, as substitutes for ownership of the money market instruments, bonds, and notes without significantly increasing the risk in the portfolio. Investments in futures contracts may be made only to the extent that there are assets under management not otherwise committed.

Exchange-traded equity futures contracts are used to limit exposure to a severe equity market decline, which would cause an increase in expected claims and, therefore, an increase in market risk benefit reserves.

**Options**

An option contract conveys to the holder the right, but not the obligation, to purchase or sell a specified amount or value of an underlying security at a fixed price. Option contracts are used in our investment portfolio as protection against unexpected shifts in interest rates, which would affect the duration of the fixed maturity portfolio. By using options in the portfolio, the overall interest rate sensitivity of the portfolio can be reduced. Option contracts may also be used as an alternative to futures contracts in the synthetic strategy as described above.

The price of an option is influenced by the underlying security, level of interest rates, expected volatility, time to expiration, and supply and demand.

The credit risk associated with the above derivative financial instruments relates to the potential for non-performance by counterparties. Although non-performance is not anticipated, in order to minimize the risk of loss, management monitors the creditworthiness of its counterparties and obtains collateral. The performance of exchange-traded instruments is guaranteed by the exchange on which they trade. For non-exchange-traded instruments, the counterparties are principally banks which must meet certain criteria according to our investment guidelines.

**Other**

Included within Other are derivatives intended to reduce potential losses which may arise from certain exposures in our insurance business. The economic benefit provided by these derivatives is similar to purchased reinsurance. For example, Chubb may, from time to time, enter into crop derivative contracts to protect underwriting results in the event of a significant decline in commodity prices.

**(iii) Convertible security investments**

A convertible security is a debt instrument or preferred stock that can be converted into a predetermined amount of the issuer's equity. The convertible option is an embedded derivative within the host instruments which are classified in the investment portfolio as either available-for-sale or as an equity security. Chubb purchases convertible securities for their total return and not specifically for the conversion feature.

**(iv) TBA**

By acquiring to be announced mortgage-backed securities (TBAs), we make a commitment to purchase a future issuance of mortgage-backed securities. For the period between purchase of the TBAs and issuance of the underlying security, we account for our position as a derivative in the Consolidated Financial Statements. Chubb purchases TBAs, from time to time, both for their total return and for the flexibility they provide related to our mortgage-backed security strategy.

**(v) Futures contracts on equities**

Under the MRB program, as the assuming entity, Chubb is obligated to provide coverage until the expiration or maturity of the underlying deferred annuity contracts or the expiry of the reinsurance treaty. We may recognize a loss for changes in fair value due to adverse changes in the capital markets (e.g., declining interest rates and/or declining U.S. and/or international equity markets). To mitigate adverse changes in the capital markets, we maintain positions in exchange-traded equity futures contracts, as noted under section "(ii) Futures" above. These futures increase in fair value when the S&P 500 index decreases (and decrease in fair value when the S&P 500 index increases). The net impact of gains or losses related to changes in fair value of the MRB liability and the exchange-traded equity futures are included in Market risk benefits gains (losses) in the Consolidated statements of operations.

**d) Securities lending**

Chubb participates in a securities lending program operated by a third-party banking institution whereby certain assets are loaned to qualified borrowers and from which we earn an incremental return. The securities lending collateral can only be drawn down by Chubb in the event that the institution borrowing the securities is in default under the lending agreement. An indemnification agreement with the lending agent protects us in the event a borrower becomes insolvent or fails to return any of the securities on loan. The collateral is recorded in Securities lending collateral and the liability is recorded in Securities lending payable in the Consolidated balance sheets.

The following table presents the carrying value of collateral held under securities lending agreements by investment category and remaining contractual maturity of the underlying agreements:

| | Remaining contractual maturity | |
|---|---|---|
| | **December 31, 2025** | December 31, 2024 |
| (in millions of U.S. dollars) | Overnight and Continuous | |
| *Collateral held under securities lending agreements:* | | |
| Cash | $ 1,332 | $ 557 |
| U.S. and local government securities | 234 | 148 |
| Non-U.S. | 768 | 663 |
| Corporate and asset-backed securities | 62 | 49 |
| Equity securities | 104 | 28 |
| Total | $ 2,500 | $ 1,445 |
| Gross amount of recognized liability for securities lending payable | $ 2,500 | $ 1,445 |

**e) Repurchase agreements**

Chubb has executed repurchase agreements with certain counterparties under which Chubb agreed to sell securities and repurchase them at a future date for a predetermined price. Our repurchase agreement obligations are fully collateralized. In contrast to securities lending programs, the use of cash received is not restricted for the repurchase obligations. The fair value of the underlying securities sold remains in Fixed maturities available-for-sale or Other investments, and the repurchase agreement obligation is recorded in Repurchase agreements in the Consolidated balance sheets.

The following table presents the carrying value of collateral pledged under repurchase agreements by investment category and remaining contractual maturity of the underlying agreements:

| | Remaining contractual maturity | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **December 31, 2025** | | | | December 31, 2024 | | | |
| (in millions of U.S. dollars) | **Up to 30 Days** | **30-90 Days** | **Greater than 90 Days** | **Total** | Up to 30 Days | 30-90 Days | Greater than 90 Days | Total |
| *Collateral pledged under repurchase agreements:* | | | | | | | | |
| Cash | $ — | $ — | $ — | $ — | $ — | $ 19 | $ 2 | $ 21 |
| U.S. and local government securities | — | 129 | — | 129 | — | — | 104 | 104 |
| Non-U.S. | 1,496 | — | — | 1,496 | 1,387 | — | — | 1,387 |
| Mortgage-backed securities | 980 | 904 | 9 | 1,893 | — | 454 | 924 | 1,378 |
| Total | $ 2,476 | $ 1,033 | $ 9 | $ 3,518 | $ 1,387 | $ 473 | $ 1,030 | $ 2,890 |
| Repurchase agreements (weighted average interest rate of 3.8% in 2025 and 4.1% in 2024) | | | | $ 2,368 | | | | $ 1,916 |
| Repurchase agreements – VIEs [1] (weighted average interest rate of 2.1% in 2025 and 2.2% in 2024) | | | | 956 | | | | 815 |
| Gross amount of recognized liabilities for repurchase agreements | | | | $ 3,324 | | | | $ 2,731 |
| Difference [2] | | | | $ 194 | | | | $ 159 |

[1]  Refer to Note 1 g) to the Consolidated Financial Statements for additional information on the consolidation of VIEs
[2]  Per the repurchase agreements, the amount of collateral posted is required to exceed the amount of gross liability.

Potential risks exist in our secured borrowing transactions due to market conditions and counterparty exposure. With collateral that we pledge, there is a risk that the collateral may not be returned at the expiration of the agreement. If the counterparty fails to return the collateral, Chubb will have free use of the borrowed funds until our collateral is returned. In addition, we may encounter the risk that Chubb may not be able to renew outstanding borrowings with a new term or with an existing counterparty due to market conditions including a decrease in demand as well as more restrictive terms from banks due to increased regulatory and capital constraints. Should this condition occur, Chubb may seek alternative borrowing sources or reduce borrowings. Additionally, increased margins and collateral requirements due to market conditions would increase our restricted assets as we are required to provide additional collateral to support the transaction.

### f) Concentrations of credit risk

Our investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuer. We believe that there are no significant concentrations of credit risk associated with our investments. Our three largest corporate exposures by issuer at December 31, 2025, were Bank of America Corp, Morgan Stanley, and JPMorgan Chase & Co. Our largest exposure by industry at December 31, 2025, was financial services.

We market our insurance and reinsurance worldwide primarily through insurance and reinsurance brokers. We assume a degree of credit risk associated with brokers with whom we transact business. Marsh & McLennan Companies, Inc. generated or placed approximately 11 percent of our gross premiums written for each of the years ended December 31, 2025, 2024, and 2023. This entity is a large, well-established company, and there are no indications that it is financially troubled at December 31, 2025. No other broker or one insured accounted for more than 10 percent of our gross premiums written for these years.

### g) Fixed maturities

At December 31, 2025 and 2024, commitments to purchase fixed income securities over the next several years were approximately $1.8 billion and $1.3 billion, respectively.

### h) Private equities

Private equities in the Consolidated balance sheets are investments in limited partnerships and partially-owned investment companies. At December 31, 2025, private equities with a carrying value of $16.9 billion had commitments that could require funding of up to $7.2 billion over the next several years. At December 31, 2024, these investments had a carrying value of $14.5 billion with commitments of up to $6.4 billion. The remaining private equities had no funding commitments.

### i) Letters of credit

We have access to capital markets and to credit facilities with letter of credit (LOC) capacity of $3.8 billion, $3.0 billion of which can be used for revolving credit. Our existing credit facilities have remaining terms expiring through December 2030, including our $3.0 billion group syndicated credit facility. Our LOC borrowings outstanding was $935 million and $978 million at December 31, 2025 and 2024, respectively.

### j) Legal proceedings

Our insurance subsidiaries are subject to claims litigation involving disputed interpretations of policy coverages and, in some jurisdictions, direct actions by allegedly-injured persons seeking damages from policyholders. These lawsuits, involving claims on policies issued by our subsidiaries which are typical to the insurance industry in general and in the normal course of business, are considered in our loss and loss expense reserves. In addition to claims litigation, we are subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on insurance policies. This category of business litigation typically involves, among other things, allegations of underwriting errors or misconduct, employment claims, regulatory activity, or disputes arising from our business ventures. In the opinion of management, our ultimate liability for these matters could be, but we believe is not likely to be, material to our consolidated financial condition and results of operations.

### k) Lease commitments

At December 31, 2025 and 2024, the right-of-use asset was $1,025 million and $824 million, respectively, recorded within Other assets, and the lease liability was $1,214 million and $942 million, respectively, recorded within Accounts payable, accrued expenses, and other liabilities on the Consolidated balance sheets. These leases consist principally of real estate operating leases that are amortized on a straight-line basis over the term of the lease, which expire at various dates. As of December 31, 2025, the weighted average remaining lease term and weighted average discount rate for the operating leases was 14.5 years and 5.0 percent, respectively. Rent expense was $239 million, $214 million, and $181 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Future minimum lease payments under the operating leases are expected to be as follows:

For the years ending December 31
(in millions of U.S. dollars)

| Undiscounted cash flows: | | |
|---|---|---:|
| 2026 | $ | 210 |
| 2027 | | 175 |
| 2028 | | 142 |
| 2029 | | 120 |
| 2030 | | 103 |
| Thereafter | | 1,142 |
| Total undiscounted lease payments | $ | 1,892 |
| Less: Present value adjustment | | 678 |
| Net lease liabilities reported as of December 31, 2025 | $ | 1,214 |

## 15. Shareholders' equity

### a) Common Shares

All of Chubb's Common Shares are authorized under Swiss corporate law. Though the par value of Common Shares is stated in Swiss francs, Chubb continues to use U.S. dollars as its reporting currency for preparing the Consolidated Financial Statements. Under Swiss corporate law, we are generally prohibited from issuing Common Shares below their par value. If there were a need to raise common equity at a time when the trading price of Chubb's Common Shares is below par value, we would need in advance to obtain shareholder approval to decrease the par value of the Common Shares.

*Dividend approval*

At our May 2025 annual general meeting, our shareholders approved an annual dividend for the following year of up to $3.88 per share, expected to be paid in four quarterly installments of $0.97 per share after the annual general meeting by way of distribution from capital contribution reserves, transferred to free reserves for payment. The Board of Directors (Board) will determine the record and payment dates at which the annual dividend may be paid until the date of the 2026 annual general meeting, and is authorized to abstain from distributing a dividend at its discretion. The first three quarterly installments each of $0.97 per share, have been declared by the Board and distributed as expected.

At our May 2024 and 2023 annual general meetings, our shareholders approved annual dividends for the following year of up to $3.64 per share and $3.44 per share, respectively, which were paid in four quarterly installments of $0.91 per share and $0.86 per share, respectively, at dates determined by the Board after the annual general meeting by way of a distribution from capital contribution reserves, transferred to free reserves for payment.

*Dividend distributions*

Under Swiss corporate law, dividends must be stated in Swiss francs though dividend payments are made by Chubb in U.S. dollars. We issue dividends without subjecting them to withholding tax by way of distributions from capital contribution reserves and payment out of free reserves.

The following table presents dividend distributions per Common Share in Swiss francs (CHF) and U.S. dollars (USD):

| | | | Year Ended December 31 | | | |
|---|---|---|---|---|---|---|
| | **2025** | | 2024 | | 2023 | |
| | **CHF** | **USD** | CHF | USD | CHF | USD |
| Total dividend distributions per common share | **3.18** | **$ 3.82** | 3.15 | $ 3.59 | 3.05 | $ 3.41 |

### b) Shares issued, outstanding, authorized, and conditional

| | | Year Ended December 31 | |
|---|---|---|---|
| | **2025** | 2024 | 2023 |
| Common Shares authorized and issued, beginning of year | **419,625,986** | 431,451,586 | 446,376,614 |
| Cancellation of treasury shares | **(7,518,565)** | (11,825,600) | (14,925,028) |
| Common Shares authorized and issued, end of year | **412,107,421** | 419,625,986 | 431,451,586 |
| Common Shares in treasury, beginning of year | **(18,922,323)** | (26,181,949) | (31,781,758) |
| Net shares issued under employee share-based compensation plans | **2,384,138** | 2,952,591 | 2,500,381 |
| Shares repurchased | **(11,986,574)** | (7,518,565) | (11,825,600) |
| Cancellation of treasury shares | **7,518,565** | 11,825,600 | 14,925,028 |
| Common Shares in treasury, end of year | **(21,006,194)** | (18,922,323) | (26,181,949) |
| Common Shares outstanding, end of year | **391,101,227** | 400,703,663 | 405,269,637 |

Increases in Common Shares in treasury are due to open market repurchases of Common Shares, the surrender of Common Shares to satisfy tax withholding obligations in connection with the vesting of restricted stock, and the forfeiture of unvested restricted stock. Decreases in Common Shares in treasury are principally due to grants of restricted stock, exercises of stock options, purchases under the Employee Stock Purchase Plan (ESPP), and share cancellations. On March 7, 2025, Chubb completed a share capital reduction by means of cancellation of 7,518,565 Common Shares purchased under our share repurchase program during 2024. The capital reduction was completed in accordance with the capital band provision for authorized share capital increases and reductions by the Board set forth in the Articles of Association. At our May 2024 annual general meeting, our shareholders approved the cancellation of 11,825,600 shares purchased under our share repurchase programs during 2023. The capital reduction was subject to publication requirements and became effective in accordance with Swiss law on May 21, 2024. At our May 2023 annual general meeting, our shareholders approved the cancellation of 14,925,028 shares purchased under our share repurchase programs during 2022. The capital reduction was subject to publication requirements and became effective in accordance with Swiss law on May 22, 2023.

***Capital band for share capital increases and reductions***
In accordance with Swiss law, the Board has shareholder-approved authority as set forth in the Articles of Association to increase or decrease the share capital by up to 20 percent from time to time until May 15, 2026, within the upper limit of CHF 247,264,452.50, corresponding to 494,528,905 registered shares, each to be fully paid up, with a par value of CHF 0.50 each, and the lower limit of CHF 164,842,968.50, corresponding to 329,685,937 registered shares, each to be fully paid up, with a par value of CHF 0.50 each. Any such increases or decreases would be subject to Swiss law and procedures and the Articles of Association.

***Conditional share capital for bonds and similar debt instruments***
Chubb's share capital may be increased through the issuance of a maximum of 33,000,000 fully paid up Common Shares (with a par value of CHF 0.50 as of December 31, 2025) through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes, or similar instruments, issued or to be issued by Chubb, including convertible debt instruments.

***Conditional share capital for employee benefit plans***
Chubb's share capital may be increased through the issuance of a maximum of 25,410,929 fully paid up Common Shares (with a par value of CHF 0.50 as of December 31, 2025) in connection with the exercise of option rights granted to any employee of Chubb, director or other person providing services to Chubb.

**c) Chubb Limited securities repurchases**
From time to time, we repurchase shares as part of our capital management program and to partially offset potential dilution from the exercise of stock options and the granting of restricted stock under share-based compensation plans. The Board has authorized share repurchase programs as follows:

- $2.5 billion of Chubb Common Shares from May 19, 2022 through June 30, 2023;
- $5.0 billion of Chubb Common Shares effective July 1, 2023 with no expiration date (revoked June 30, 2025 in connection with new authorization); and
- $5.0 billion of Chubb Common Shares effective July 1, 2025 with no expiration date.

Share repurchases may be in the open market, in privately negotiated transactions, block trades, accelerated repurchases and through option or other forward transactions. The following table presents repurchases of Chubb's Common Shares conducted in a series of open market transactions under the Board authorizations:

| | | Year Ended December 31 | | January 1, 2026 through |
|---|---|---|---|---|
| (in millions of U.S. dollars, except share data) | **2025** | 2024 | 2023 | February 26, 2026 |
| Number of shares repurchased | **11,986,574** | 7,518,565 | 11,825,600 | 1,716,988 |
| Cost of shares repurchased | **$ 3,387** | $ 2,024 | $ 2,478 | $ 551 |

**d) General restrictions**
The holders of the Common Shares are entitled to receive dividends as approved by the shareholders. Holders of Common Shares are allowed one vote per share provided that, if the controlled shares of any shareholder constitute ten percent or more of the outstanding Common Shares of Chubb, only a fraction of the vote will be allowed so as not to exceed ten percent in aggregate. Entry of acquirers of Common Shares as shareholders with voting rights in the share register may be refused if it would confer voting rights with respect to ten percent or more of the registered share capital recorded in the commercial register.

**e) Accumulated other comprehensive income (loss)**

The following table presents changes in accumulated other comprehensive income (loss):

| | | Year Ended December 31 | |
|---|---|---|---|
| (in millions of U.S. dollars) | **2025** | 2024 | 2023 |
| **Accumulated other comprehensive income (loss) (AOCI)** | | | |
| Net unrealized appreciation (depreciation) on investments | | | |
| Balance – beginning of year, net of tax | $ **(4,552)** | $ (4,177) | $ (7,279) |
| Change in year, before reclassification from AOCI (before tax) | **2,452** | (553) | 2,948 |
| Amounts reclassified from AOCI (before tax) | **203** | 302 | 500 |
| Change in year, before tax | **2,655** | (251) | 3,448 |
| Income tax expense | **(133)** | (110) | (328) |
| Total other comprehensive income (loss) | **2,522** | (361) | 3,120 |
| Noncontrolling interests, net of tax | **(33)** | 14 | 18 |
| Balance – end of year, net of tax | **(1,997)** | (4,552) | (4,177) |
| Current discount rate on liability for future policy benefits | | | |
| Balance – beginning of year, net of tax | **(539)** | 51 | (75) |
| Change in year, before tax | **235** | (701) | 84 |
| Income tax benefit | **16** | 8 | 16 |
| Total other comprehensive income (loss) | **251** | (693) | 100 |
| Noncontrolling interests, net of tax | **56** | (103) | (26) |
| Balance – end of year, net of tax | **(344)** | (539) | 51 |
| Instrument-specific credit risk on market risk benefits | | | |
| Balance – beginning of year, net of tax | **(16)** | (22) | (24) |
| Change in year, before tax | **(8)** | 7 | 2 |
| Income tax (expense) benefit | **1** | (1) | — |
| Total other comprehensive income (loss) | **(7)** | 6 | 2 |
| Noncontrolling interests, net of tax | **—** | — | — |
| Balance – end of year, net of tax | **(23)** | (16) | (22) |
| Cumulative foreign currency translation adjustment | | | |
| Balance – beginning of year, net of tax | **(4,025)** | (2,945) | (2,966) |
| Change in year, before reclassification from AOCI (before tax) | **1,076** | (1,158) | — |
| Amounts reclassified from AOCI (before tax) | **(29)** | (19) | (13) |
| Change in year, before tax | **1,047** | (1,177) | (13) |
| Income tax (expense) benefit | **(20)** | 39 | 27 |
| Total other comprehensive income (loss) | **1,027** | (1,138) | 14 |
| Noncontrolling interests, net of tax | **137** | (58) | (7) |
| Balance – end of year, net of tax | **(3,135)** | (4,025) | (2,945) |

| (in millions of U.S. dollars) | Year Ended December 31 | | |
|---|---|---|---|
| | **2025** | 2024 | 2023 |
| **Accumulated other comprehensive income (loss) (AOCI) - continued** | | | |
| Fair value hedging instruments | | | |
| Balance – beginning of year, net of tax | **50** | (13) | (66) |
| Change in year, before reclassification from AOCI (before tax) | **76** | (38) | 101 |
| Amounts reclassified from AOCI (before tax) | **(212)** | 118 | (34) |
| Change in year, before tax | **(136)** | 80 | 67 |
| Income tax (expense) benefit | **28** | (17) | (14) |
| Total other comprehensive income (loss) | **(108)** | 63 | 53 |
| Noncontrolling interests, net of tax | **—** | — | — |
| Balance – end of year, net of tax | **(58)** | 50 | (13) |
| Postretirement benefit liability adjustment | | | |
| Balance – beginning of year, net of tax | **438** | 297 | 225 |
| Change in year, before tax | **185** | 177 | 90 |
| Income tax expense | **(41)** | (36) | (18) |
| Total other comprehensive income | **144** | 141 | 72 |
| Noncontrolling interests, net of tax | **—** | — | — |
| Balance – end of year, net of tax | **582** | 438 | 297 |
| Accumulated other comprehensive loss | $ **(4,975)** | $ (8,644) | $ (6,809) |

The following table presents reclassifications from accumulated other comprehensive income (loss) to the consolidated statements of operations:

| (in millions of U.S. dollars) | Year Ended December 31 | | | Consolidated Statement of Operations Location |
|---|---|---|---|---|
| | **2025** | 2024 | 2023 | |
| Fixed maturities available-for-sale | $ **(203)** | $ (302) | $ (500) | Net realized gains (losses) |
| Income tax benefit | **33** | 92 | 62 | Income tax expense |
| | $ **(170)** | $ (210) | $ (438) | Net income |
| Cumulative foreign currency translation adjustment | | | | |
| Cross-currency swaps | $ **29** | $ 19 | $ 13 | Interest expense |
| Income tax expense | **(6)** | (4) | (3) | Income tax expense |
| | $ **23** | $ 15 | $ 10 | Net income |
| Net gains (losses) of fair value hedging instruments | | | | |
| Cross-currency swaps | $ **231** | $ (103) | $ 50 | Net realized gains (losses) |
| Cross-currency swaps | **(19)** | (15) | (16) | Interest expense |
| Income tax (expense) benefit | **(45)** | 25 | (7) | Income tax expense |
| | $ **167** | $ (93) | $ 27 | Net income |
| **Total amounts reclassified from AOCI** | $ **20** | $ (288) | $ (401) | |

## 16. Share-based compensation

Chubb has share-based compensation plans which currently provide the Board the ability to grant awards of stock options, restricted stock, and restricted stock units to its employees and members of the Board.

In May 2021, our shareholders approved the Chubb Limited 2016 Long-Term Incentive Plan, as amended and restated (the Amended 2016 LTIP). Under the Amended 2016 LTIP, Common Shares of Chubb are authorized to be issued pursuant to awards, including incentive and non-qualified stock options, stock appreciation rights, performance shares, performance stock units, restricted stock, and restricted stock units. Under the Chubb Deferred Stock Unit Plan, a sub-plan of the Amended 2016 LTIP, eligible participants may defer vested performance stock units and restricted stock units to the extent such awards are U.S.-allocated compensation.

Chubb principally issues restricted stock grants and stock options on a graded vesting schedule, with equal percentages of the award subject to vesting over a number of years (typically three or four). Chubb recognizes compensation cost for vesting of restricted stock and stock option grants with only service conditions on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award were, in-substance, multiple awards. We incorporate an estimate of future forfeitures in determining compensation cost for both grants of restricted stock and stock options.

In addition, Chubb grants performance-based restricted stock as performance shares and performance stock units to certain executives that vest based on certain performance criteria as compared to a defined group of peer companies. Performance shares and performance stock units comprise both target and premium awards that cliff vest at the end of a 3-year performance period based on both Chubb tangible book value (Chubb shareholders' equity less goodwill and intangible assets attributable to Chubb, net of tax) per share growth and P&C combined ratio compared to a defined group of peer companies. Premium awards are subject to an additional vesting provision based on total shareholder return (TSR) compared to the peer group. Performance shares and performance stock units representing target awards and premium awards are issued when the awards are approved and are subject to forfeiture if applicable performance criteria are not met at the end of the 3-year performance period. Chubb recognizes compensation cost for performance-based restricted stock when we conclude that it is probable that the performance conditions will be achieved.

Under the Amended 2016 LTIP, 32,900,000 Common Shares are authorized to be issued (which includes all shares available for delivery since the establishment of the Chubb Limited 2016 Long-Term Incentive Plan in 2016). This is in addition to any shares subject to awards outstanding under the ACE Limited 2004 Long-Term Incentive Plan (2004 LTIP) immediately prior to the effective date of the Amended 2016 LTIP that are forfeited, expired or canceled after such effective date without delivery of shares (or which result in forfeiture of shares back to Chubb). At December 31, 2025, a total of 7,879,066 shares remain available for future issuance under the Amended 2016 LTIP, which includes shares forfeited, expired or canceled relating to grants under the 2004 LTIP.

Under the Employee Stock Purchase Plan (ESPP), 9,000,000 shares are authorized to be issued. At December 31, 2025, a total of 2,462,061 shares remain available for issuance under the ESPP.

Chubb generally issues Common Shares for the exercise of stock options, restricted stock, and purchases under the ESPP from Common Shares in treasury.

The following table presents pre-tax and after-tax share-based compensation expense:

| | Year Ended December 31 | | |
|---|---|---|---|
| (in millions of U.S. dollars) | **2025** | 2024 | 2023 |
| Stock options and shares issued under ESPP: | | | |
| Pre-tax | $ **91** | $ 83 | $ 71 |
| After-tax [1] | $ **58** | $ 49 | $ 56 |
| Restricted stock: | | | |
| Pre-tax | $ **308** | $ 274 | $ 253 |
| After-tax [1] | $ **234** | $ 210 | $ 202 |

[1] The windfall tax benefit recorded to Income tax expense in the Consolidated statement of operations was $36 million, $42 million, and $19 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Unrecognized compensation expense related to the unvested portion of Chubb's employee share-based awards of restricted stock, restricted stock units, and stock options was $436 million at December 31, 2025, and is expected to be recognized over a weighted-average period of approximately 1.4 years.

**Stock options**

Both incentive and non-qualified stock options are principally granted at an option price per share equal to the grant date fair value of Chubb's Common Shares. Stock options are generally granted with a 3-year vesting period and a 10-year term. Stock options vest in equal annual installments over the respective vesting period, which is also the requisite service period.

Chubb's 2025 share-based compensation expense includes a portion of the cost related to the 2022 through 2025 stock option grants. Stock option fair value was estimated on the grant date using the Black-Scholes option-pricing model that uses the weighted-average assumptions noted below:

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | **2025** | 2024 | 2023 |
| Dividend yield | **1.3 %** | 1.4 % | 1.7 % |
| Expected volatility | **23.0 %** | 22.0 % | 23.0 % |
| Risk-free interest rate | **4.0 %** | 4.3 % | 4.1 % |
| Expected life | **5.6 years** | 5.7 years | 5.7 years |

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life (estimated period of time from grant to exercise date) is estimated using the historical exercise behavior of employees. The expected volatility is calculated as a blend of (a) historical volatility based on daily closing prices over a period equal to the expected life assumption and (b) implied volatility derived from Chubb's publicly traded options.

The following table presents a roll-forward of Chubb's stock options:

| (Intrinsic Value in millions of U.S. dollars) | Number of Options | Weighted-Average Exercise Price | Weighted-Average Fair Value | Total Intrinsic Value |
| --- | --- | --- | --- | --- |
| Options outstanding, December 31, 2022 | 10,410,278 | $ 146.81 | | |
| Granted | 1,540,002 | $ 208.60 | $ 51.32 | |
| Exercised | (1,249,350) | $ 127.45 | | $ 107 |
| Forfeited and expired | (220,046) | $ 191.57 | | |
| Options outstanding, December 31, 2023 | 10,480,884 | $ 157.24 | | |
| Granted | 1,360,644 | $ 254.84 | $ 64.15 | |
| Exercised | (2,173,668) | $ 136.82 | | $ 265 |
| Forfeited and expired | (156,141) | $ 218.64 | | |
| Options outstanding, December 31, 2024 | 9,511,719 | $ 174.86 | | |
| Granted | **1,253,605** | $ **289.69** | $ **74.75** | |
| Exercised | **(1,700,878)** | $ **151.76** | | $ **232** |
| Forfeited and expired | **(185,639)** | $ **253.07** | | |
| Options outstanding, December 31, 2025 | **8,878,807** | $ **193.86** | | $ **1,050** |
| Options exercisable, December 31, 2025 | **6,469,130** | $ **167.80** | | $ **934** |

The weighted-average remaining contractual term was 5.5 years for stock options outstanding and 4.4 years for stock options exercisable at December 31, 2025. Cash received from the exercise of stock options totaled $257 million, $295 million, and $158 million for the years ended December 31, 2025, 2024, and 2023, respectively.

**Restricted stock and restricted stock units**

Grants of restricted stock and restricted stock units awarded under the Amended 2016 LTIP typically have a 4-year vesting period, subject to vesting as to one-quarter of the award each anniversary of grant. Restricted stock and restricted stock units are principally granted at market close price on the day of grant. Each service-based restricted stock unit and performance stock unit represents our obligation to deliver to the holder one Common Share upon vesting (or the end of the deferral period, if the unit is under the Chubb Deferred Stock Unit Plan).

Chubb also grants restricted stock awards to non-management directors which vest at the following year's annual general meeting.

Chubb's 2025 share-based compensation expense includes a portion of the cost related to the restricted stock granted in the years 2021 through 2025.

The following table presents a roll-forward of our restricted stock awards and restricted stock units. Included in the roll-forward below are 11,699 restricted stock awards, 10,388 restricted stock awards, and 12,994 restricted stock awards that were granted to non-management directors during the years ended December 31, 2025, 2024, and 2023, respectively:

| | Service-based Restricted Stock Awards and Restricted Stock Units | | Performance-based Restricted Stock Awards and Restricted Stock Units | |
| --- | --- | --- | --- | --- |
| | Number of Shares | Weighted-Average Grant-Date Fair Value | Number of Shares | Weighted-Average Grant-Date Fair Value |
| Unvested restricted stock, December 31, 2022 | 2,853,870 | $ 172.39 | 794,792 | $ 173.83 |
| Granted | 1,166,706 | $ 208.07 | 407,825 | $ 208.60 |
| Vested | (1,142,911) | $ 161.88 | (203,533) | $ 150.11 |
| Forfeited | (203,850) | $ 186.58 | — | $ — |
| Unvested restricted stock, December 31, 2023 | 2,673,815 | $ 191.35 | 999,084 | $ 192.85 |
| Granted | 1,009,991 | $ 255.16 | 392,775 | $ 254.34 |
| Vested | (1,077,560) | $ 181.12 | (294,315) | $ 164.75 |
| Forfeited | (146,931) | $ 213.90 | — | $ — |
| Unvested restricted stock, December 31, 2024 | 2,459,315 | $ 220.78 | 1,097,544 | $ 222.39 |
| Granted | 931,696 | $ 289.69 | 392,905 | $ 289.69 |
| Vested | (979,920) | $ 207.81 | (269,950) | $ 199.09 |
| Forfeited | (172,049) | $ 249.10 | (26,994) | $ 199.09 |
| Unvested restricted stock, December 31, 2025 | 2,239,042 | $ 252.96 | 1,193,505 | $ 250.35 |

Cash used to settle taxes on vested shares totaled $128 million, $128 million, and $101 million for the years ended December 31, 2025, 2024, and 2023, respectively and is included in Other in cash flows from financing activities in the Consolidated statements of cash flows.

Prior to 2009, legacy ACE granted restricted stock units with a 1-year vesting period to non-management directors. Delivery of Common Shares on account of these restricted stock units to non-management directors is deferred until after the date of the non-management directors' termination from the Board. Legacy Chubb Corp historically allowed directors and certain key employees of Chubb Corp and its subsidiaries to defer a portion of their compensation earned with respect to services performed in the form of deferred stock units. In addition, legacy Chubb Corp provided supplemental retirement benefits for certain employees through its Defined Contribution Excess Benefit Plan in the form of deferred shares of stock. The minimum vesting period under these legacy Chubb Corp deferred plans was 1-year and the maximum was 3-years. Employees and directors had the option to elect to receive their awards at a future specified date or upon their termination of service with Chubb. At December 31, 2025, there were 92,964 deferred restricted stock units.

**ESPP**

The ESPP gives participating employees the right to purchase Common Shares through payroll deductions during consecutive subscription periods at a purchase price of 85 percent of the fair value of a Common Share on the exercise date (Purchase Price). Annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to ten percent of the participant's compensation or $25,000, whichever is less. The ESPP has two six-month subscription periods each year, the first of which runs between January 1 and June 30 and the second of which runs between July 1 and December 31. The amounts collected from participants during a subscription period are used on the exercise date to purchase full shares of Common Shares. An exercise date is generally the last trading day of a subscription period. The number of shares purchased is equal to the total amount, at the exercise date, collected from the participants through payroll deductions for that subscription period, divided by the Purchase Price, rounded down to the next full share. Participants may withdraw from an offering before the exercise date and obtain a refund of amounts withheld through payroll deductions. Pursuant to the provisions of the ESPP, during the years ended December 31, 2025, 2024, and 2023, employees paid $70 million, $61 million, and $54 million to purchase 275,157 shares, 272,350 shares, and 305,604 shares, respectively.

## 17. Postretirement benefits

Chubb provides postretirement benefits to eligible employees and their dependents through various defined contribution plans sponsored by Chubb. In addition, for certain employees, Chubb sponsors other postretirement benefit plans and defined benefit pension plans.

**Defined contribution plans (including 401(k))**

Under these plans, employees' contributions may be supplemented by Chubb matching contributions based on the level of employee contribution. These contributions are invested at the election of each employee in one or more of several investment portfolios offered by a third-party investment advisor. Expenses for these plans totaled $317 million, $298 million, and $283 million for the years ended December 31, 2025, 2024, and 2023, respectively.

**Defined benefit pension plans**

We maintain non-contributory defined benefit pension plans that cover certain employees located in the U.S., U.K., Canada, and various other statutorily required countries. We account for pension benefits using the accrual method. Benefits under these plans are based on employees' years of service and compensation during final years of service. All underlying plans are subject to periodic actuarial valuations by qualified actuarial firms using actuarial models to calculate the expense and liability for each plan. We use December 31 as the measurement date for our defined benefit pension plans.

Under the Chubb Corp plans, prior to 2001, benefits were generally based on an employee's years of service and average compensation during the last five years of employment. Effective January 1, 2001, the formula for providing pension benefits was changed from the final average pay formula to a cash balance formula. Under the cash balance formula, a notional account is established for each employee, which is credited semi-annually with an amount equal to a percentage of eligible compensation based on age and years of service plus interest based on the account balance. Chubb Corp employees hired prior to 2001 will generally be eligible to receive vested benefits based on the higher of the final average pay or cash balance formulas.

**Other postretirement benefit plans**

Our assumption of Chubb Corp's other postretirement benefit plans, principally healthcare and life insurance, covers retired employees, their beneficiaries, and covered dependents. Healthcare coverage is contributory. Retiree contributions vary based upon the retiree's age, type of coverage, and years of service requirements. Life insurance coverage is non-contributory. Chubb funds a portion of the healthcare benefits obligation where such funding can be accomplished on a tax-effective basis. Benefits are paid as covered expenses are incurred. We use December 31 as the measurement date for our postretirement benefit plans.

**Amendments to U.S. qualified and excess pension plans and U.S. retiree healthcare plan**

In 2016, we harmonized and amended several of our U.S. retirement programs to create a unified retirement savings program. The amendments required a remeasurement of the plan assets and benefit obligations with updated assumptions, including discount rates and the expected return on assets. In 2020, we transitioned from a traditional defined benefit pension program that had been in effect for certain employees to a defined contribution program.

Additionally, as of December 31, 2025, the employer subsidy for the U.S. retiree healthcare and life insurance plan that was in place for certain employees was eliminated. In the fourth quarter of 2025, Chubb applied final settlement accounting to the U.S. retiree healthcare and life insurance plan. A pre-tax settlement gain of $8 million was recognized in the Consolidated statements of operations during the period. Chubb plans to withdraw excess plan assets from the U.S. retiree healthcare and life insurance plan in 2026, consistent with applicable law. The reversion of these assets is expected to be subject to an excise tax. Excess plan assets are shown as a negative outflow in foreign currency revaluation and other in the funded status table below. Excess plan assets are reported in Short-term investments and Fixed maturities available for sale in the Consolidated balance sheets as of December 31, 2025.

### Obligations and funded status

The funded status of the pension and other postretirement benefit plans as well as the amounts recognized in the Consolidated balance sheets and Accumulated other comprehensive income (loss) at December 31, 2025 and 2024, was as follows:

| | | Pension Benefit Plans | | | Other Postretirement Benefit Plans | |
| | **2025** | | 2024 | | **2025** | 2024 |
| (in millions of U.S. dollars) | **U.S. Plans** | **Non-U.S. Plans** | U.S. Plans | Non-U.S. Plans | | |
|---|---|---|---|---|---|---|
| Benefit obligation, beginning of year | $ **2,654** | $ **684** | $ 2,833 | $ 743 | $ **25** | $ 36 |
| Service cost | **—** | **9** | — | 9 | **1** | 1 |
| Interest cost | **135** | **37** | 134 | 36 | **1** | 2 |
| Actuarial loss (gain) | **34** | **(22)** | (162) | (54) | **(1)** | (2) |
| Benefits paid | **(158)** | **(39)** | (151) | (37) | **(4)** | (10) |
| Amendments | **—** | **—** | — | 1 | **—** | — |
| Foreign currency revaluation and other | **—** | **41** | — | (14) | **6** | (2) |
| Benefit obligation, end of year | $ **2,665** | $ **710** | $ 2,654 | $ 684 | $ **28** | $ 25 |
| Plan assets at fair value, beginning of year | $ **3,687** | $ **965** | $ 3,589 | $ 986 | $ **62** | $ 69 |
| Actual return on plan assets | **446** | **76** | 243 | 12 | **3** | 3 |
| Employer contributions | **6** | **12** | 6 | 13 | **—** | — |
| Benefits paid | **(158)** | **(39)** | (151) | (37) | **(10)** | (10) |
| Foreign currency revaluation and other | **—** | **51** | — | (9) | **(55)** | — |
| Plan assets at fair value, end of year | $ **3,981** | $ **1,065** | $ 3,687 | $ 965 | $ **—** | $ 62 |
| Funded status at end of year | $ **1,316** | $ **355** | $ 1,033 | $ 281 | $ **(28)** | $ 37 |
| *Amounts recognized in the Consolidated balance sheets:* | | | | | | |
| Assets | $ **1,350** | $ **414** | $ 1,074 | $ 335 | $ **—** | $ 57 |
| Liabilities | **(34)** | **(59)** | (41) | (54) | **(28)** | (20) |
| Total | $ **1,316** | $ **355** | $ 1,033 | $ 281 | $ **(28)** | $ 37 |
| *Amounts recognized in Accumulated other comprehensive income (loss), pre-tax, not yet recognized in net periodic cost (benefit):* | | | | | | |
| Net actuarial loss (gain) | $ **(717)** | $ **(30)** | $ (563) | $ 11 | $ **(1)** | $ (11) |
| Prior service cost (benefit) | **—** | **8** | — | 8 | **(3)** | (3) |
| Total | $ **(717)** | $ **(22)** | $ (563) | $ 19 | $ **(4)** | $ (14) |

For the U.S. pension plans, the $34 million actuarial loss and $162 million actuarial gain experienced in 2025 and 2024, respectively, were principally driven by the change in discount rates. In addition, for the non-U.S. pension plans, the $22 million and $54 million actuarial gain experienced in 2025 and 2024, respectively, were principally driven by the change in discount rates.

The accumulated benefit obligation for the pension benefit plans was $3.3 billion at December 31, 2025 and 2024. The accumulated benefit obligation is the present value of pension benefits earned as of the measurement date based on employee service and compensation prior to that date. For the non-U.S. pension plans, this differs from the pension (projected) benefit obligation in the table above in that the accumulated benefit obligation includes no assumptions regarding future compensation levels.

Chubb's funding policy is to contribute amounts that meet regulatory requirements plus additional amounts determined based on actuarial valuations, market conditions and other factors. All benefit plans satisfy minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

The following table provides information on pension plans where the benefit obligation is in excess of plan assets at December 31, 2025 and 2024:

| | | 2025 | | | 2024 |
|---|---|---|---|---|---|
| (in millions of U.S. dollars) | U.S. Plans | Non-U.S. Plans | U.S. Plans | | Non-U.S. Plans |
| Plans with projected benefit obligation in excess of plan assets: | | | | | |
| Projected benefit obligation | $ 34 | $ 110 | $ 41 | $ | 95 |
| Fair value of plan assets | — | 51 | — | | 41 |
| Net funded status | $ (34) | $ (59) | $ (41) | $ | (54) |
| Plans with accumulated benefit obligation in excess of plan assets: | | | | | |
| Accumulated benefit obligation | $ 34 | $ 89 | $ 41 | $ | 70 |
| Fair value of plan assets | $ — | $ 51 | $ — | $ | 38 |

For other postretirement benefit plans with an accumulated benefit obligation in excess of plan assets, the accumulated benefit obligation was $28 million and $20 million at December 31, 2025 and 2024, respectively. These plans have no plan assets.

At December 31, 2025, we estimate that we will contribute $17 million to the pension plans and $1 million to the other postretirement benefits plan in 2026. The estimate is subject to change due to contribution decisions that are affected by various factors including our liquidity, market performance, and management discretion.

At December 31, 2025, our estimated expected future benefit payments are as follows:

| For the years ending December 31 (in millions of U.S. dollars) | Pension Benefit Plans | | Other Postretirement Benefit Plans |
|---|---|---|---|
| | U.S. Plans | Non-U.S. Plans | |
| 2026 | $ 184 | $ 48 | $ 1 |
| 2027 | 187 | 42 | 1 |
| 2028 | 190 | 41 | 2 |
| 2029 | 194 | 43 | 2 |
| 2030 | 195 | 47 | 2 |
| 2031-2035 | 972 | 251 | 10 |

The weighted-average assumptions used to determine the projected benefit obligation were as follows:

| | Pension Benefit Plans | | Other Postretirement Benefit Plans |
| --- | --- | --- | --- |
| | U.S. Plans | Non-U.S. Plans | |
| **December 31, 2025** | | | |
| Discount rate | **5.39 %** | **5.66 %** | **6.91 %** |
| Rate of compensation increase [1] | **N/A** | **3.47 %** | **N/A** |
| Interest crediting rate | **4.75 %** | | |
| December 31, 2024 | | | |
| Discount rate | 5.56 % | 5.62 % | 6.46 % |
| Rate of compensation increase [1] | N/A | 3.61 % | N/A |
| Interest crediting rate | 4.43 % | | |

[1] For the U.S. Pension Plans, benefit accruals were frozen as of December 31, 2019.

The projected benefit cash flows were discounted using the corresponding spot rates derived from a yield curve, which resulted in a single discount rate that would produce the same liability at the respective measurement dates. The same process was applied to service cost cash flows to determine the discount rate associated with the service cost. In general, the discount rates for the non-U.S. plans were developed using a similar methodology by using country-specific yield curves.

The components of net pension and other postretirement benefit costs (benefits) reflected in Net income and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

| | Pension Benefit Plans | | | | | | Other Postretirement Benefit Plans | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | U.S. Plans | | | Non-U.S. Plans | | | | | |
| Year Ended December 31 (in millions of U.S. dollars) | **2025** | 2024 | 2023 | **2025** | 2024 | 2023 | **2025** | 2024 | 2023 |
| *Costs reflected in Net income, pre-tax:* | | | | | | | | | |
| Service cost | $ **—** | $ — | $ — | $ **9** | $ 9 | $ 7 | $ **1** | $ 1 | $ — |
| Non-service cost (benefit): | | | | | | | | | |
| Interest cost | **135** | 134 | 138 | **37** | 36 | 36 | **1** | 2 | 2 |
| Expected return on plan assets | **(250)** | (244) | (225) | **(57)** | (50) | (51) | **(3)** | (3) | (3) |
| Amortization of net actuarial (gain) loss | **(8)** | (2) | — | **1** | 1 | — | **(3)** | (2) | (1) |
| Amortization of prior service cost (benefit) | **—** | — | — | **—** | — | 1 | **—** | (1) | — |
| Settlements | **1** | 1 | 3 | **1** | 1 | 4 | **(8)** | — | — |
| Total non-service cost (benefit) | **(122)** | (111) | (84) | **(18)** | (12) | (10) | **(13)** | (4) | (2) |
| Net periodic benefit cost (benefit) | $ **(122)** | $ (111) | $ (84) | $ **(9)** | $ (3) | $ (3) | $ **(12)** | $ (3) | $ (2) |
| *Changes in plan assets and benefit obligations recognized in other comprehensive income (loss)* | | | | | | | | | |
| Net actuarial loss (gain) | $ **(161)** | $ (161) | $ (111) | $ **(40)** | $ (15) | $ 22 | $ **(1)** | $ (3) | $ 2 |
| Amortization of net actuarial gain (loss) | **8** | 2 | — | **—** | (1) | — | **3** | 2 | 1 |
| Amortization of prior service benefit | **—** | — | — | **—** | — | — | **—** | 1 | — |
| Settlements | **(1)** | (1) | (3) | **(1)** | (1) | (1) | **8** | — | — |
| Total decrease (increase) in other comprehensive income (loss), pre-tax | $ **(154)** | $ (160) | $ (114) | $ **(41)** | $ (17) | $ 21 | $ **10** | $ — | $ 3 |

The line items in which the service cost and non-service cost (benefit) components of net periodic benefit cost (benefit) are included in the Consolidated statements of operations were as follows:

| Year Ended December 31 (in millions of U.S. dollars) | Pension Benefit Plans | | | Other Postretirement Benefit Plans | | |
|---|---|---|---|---|---|---|
| | **2025** | 2024 | 2023 | **2025** | 2024 | 2023 |
| Service cost: | | | | | | |
| Administrative expenses | $ **9** | $ 9 | $ 7 | $ **1** | $ 1 | $ — |
| Total service cost | **9** | 9 | 7 | **1** | 1 | — |
| Non-service cost (benefit): | | | | | | |
| Losses and loss expenses | **(13)** | (12) | (9) | **(2)** | (1) | — |
| Administrative expenses | **(127)** | (111) | (85) | **(11)** | (3) | (2) |
| Total non-service cost (benefit) | **(140)** | (123) | (94) | **(13)** | (4) | (2) |
| Net periodic benefit cost (benefit) | $ **(131)** | $ (114) | $ (87) | $ **(12)** | $ (3) | $ (2) |

The weighted-average assumptions used to determine the net periodic pension and other postretirement benefit costs were as follows:

| Year Ended December 31 | Pension Benefit Plans | | Other Postretirement Benefit Plans |
|---|---|---|---|
| | U.S. Plans | Non-U.S. Plans | |
| **2025** | | | |
| Discount rate in effect for determining service cost | **N/A** | **6.93 %** | **5.37 %** |
| Discount rate in effect for determining interest cost | **5.26 %** | **5.43 %** | **6.32 %** |
| Rate of compensation increase | **N/A** | **3.61 %** | **N/A** |
| Expected long-term rate of return on plan assets | **7.00 %** | **5.88 %** | **4.00 %** |
| Interest crediting rate | **4.43 %** | **N/A** | **N/A** |
| 2024 | | | |
| Discount rate in effect for determining service cost | N/A | 6.67 % | 5.23 % |
| Discount rate in effect for determining interest cost | 4.88 % | 5.12 % | 6.01 % |
| Rate of compensation increase | N/A | 3.73 % | N/A |
| Expected long-term rate of return on plan assets | 7.00 % | 5.24 % | 4.00 % |
| Interest crediting rate | 4.55 % | N/A | N/A |
| 2023 | | | |
| Discount rate in effect for determining service cost | N/A | 6.57 % | 5.67 % |
| Discount rate in effect for determining interest cost | 5.13 % | 5.28 % | 5.84 % |
| Rate of compensation increase | N/A | 3.98 % | N/A |
| Expected long-term rate of return on plan assets | 7.00 % | 5.42 % | 4.00 % |
| Interest crediting rate | 4.32 % | N/A | N/A |

The weighted-average healthcare cost trend rate assumptions used to measure the expected cost of healthcare benefits were as follows:

|  | U.S. Plans | | | Non-U.S. Plans | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | **2025** | 2024 | 2023 | **2025** | 2024 | 2023 |
| Healthcare cost trend rate | **5.98 %** | 6.52 % | 5.57 % | **4.98 %** | 4.94 % | 5.08 % |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | **4.00 %** | 4.00 % | 4.00 % | **4.08 %** | 4.10 % | 4.08 % |
| Year that the rate reaches the ultimate trend rate | **2048** | 2048 | 2046 | **2040** | 2040 | 2040 |

*Plan Assets*

The long-term objective of the pension plan is to provide sufficient funding to cover expected benefit obligations, while assuming a prudent level of portfolio risk. The assets of the pension plan are invested, either directly or through pooled funds, in a diversified portfolio of predominately equity securities and fixed maturities. We seek to obtain a rate of return that over time equals or exceeds the returns of the broad markets in which the plan assets are invested. The target allocation of U.S. plan assets is 50 percent to 60 percent invested in equity securities (including certain other investments measured using NAV), with the remainder primarily invested in fixed maturities and private equity investments. The target allocation of non-U.S. plans varies by country, but the plan assets are principally invested in fixed maturities. We rebalance our pension assets to the target allocation as market conditions permit. We determined the expected long-term rate of return assumption for each asset class based on an analysis of the historical returns and the expectations for future returns. The expected long-term rate of return for the portfolio is a weighted aggregation of the expected returns for each asset class.

In order to minimize risk, the Plan maintains a listing of permissible and prohibited investments. In addition, the Plan has certain concentration limits and investment quality requirements imposed on permissible investments options. Investment risk is measured and monitored on an ongoing basis.

The following tables present the fair values of the pension plan assets, by valuation hierarchy. For additional information on how we classify these assets within the valuation hierarchy, refer to Note 4 to the Consolidated Financial Statements.

| December 31, 2025 | | | | Pension Benefit Plans | |
| --- | --- | --- | --- | --- | --- |
| (in millions of U.S. dollars) | Level 1 | | Level 2 | Level 3 | Total |
| U.S. Plans: | | | | | |
| Short-term investments | $ 43 | $ | — | $ — | $ 43 |
| U.S. Treasury / Agency | 462 | | 174 | — | 636 |
| Non-U.S. and corporate bonds | — | | 595 | — | 595 |
| U.S. and local government securities | — | | 6 | — | 6 |
| Equity securities | 1,692 | | — | — | 1,692 |
| Investment derivative instruments | 1 | | — | — | 1 |
| Total U.S. Plan assets [1] | $ 2,198 | $ | 775 | $ — | $ 2,973 |
| Non-U.S. Plans: | | | | | |
| Short-term investments | $ 33 | $ | — | $ — | $ 33 |
| Non-U.S. and corporate bonds | — | | 470 | — | 470 |
| Equity securities | 43 | | 241 | 5 | 289 |
| Total Non-U.S. Plan assets [1] | $ 76 | $ | 711 | $ 5 | $ 792 |

[1] Excluded from the table above are $780 million and $253 million of other investments related to the U.S. Plans and Non-U.S. Plans, respectively, private equities of $223 million and $20 million in U.S. Plans and Non-U.S. Plans, respectively, measured using NAV as a practical expedient, and $5 million in cash and accrued income related to the U.S. Plans.

| December 31, 2024 | | | | | | | | | Pension Benefit Plans | |
|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | Level 1 | | Level 2 | | Level 3 | | | Total | |
| U.S. Plans: | | | | | | | | | | |
| Short-term investments | $ | 59 | $ | — | $ | — | | $ | | 59 |
| U.S. Treasury / Agency | | 453 | | 88 | | — | | | | 541 |
| Non-U.S. and corporate bonds | | — | | 593 | | — | | | | 593 |
| U.S. and local government securities | | — | | 6 | | — | | | | 6 |
| Equity securities | | 1,547 | | — | | — | | | | 1,547 |
| Investment derivative instruments | | 1 | | — | | — | | | | 1 |
| Total U.S. Plan assets [1] | $ | 2,060 | $ | 687 | $ | — | | $ | | 2,747 |
| Non-U.S. Plans: | | | | | | | | | | |
| Short-term investments | $ | 22 | $ | — | $ | — | | $ | | 22 |
| Non-U.S. and corporate bonds | | — | | 435 | | — | | | | 435 |
| Equity securities | | 38 | | 225 | | 5 | | | | 268 |
| Total Non-U.S. Plan assets [1] | $ | 60 | $ | 660 | $ | 5 | | $ | | 725 |

[1] Excluded from the table above are $714 million and $222 million of other investments related to the U.S. Plans and Non-U.S. Plans, respectively, private equities of $223 million and $18 million in U.S. Plans and Non-U.S. Plans, respectively, measured using NAV as a practical expedient, and $3 million in cash and accrued income related to the U.S. Plans.

Following the elimination of the U.S. retiree healthcare and life insurance plan at December 31, 2025, the other postretirement benefit plan had no plan assets. At December 31, 2024, the other postretirement benefit plan had $62 million of plan assets, of which $23 million of fixed maturities were categorized as Level 2, and $39 million of other investments were measured using NAV as a practical expedient.

## 18. Other income and expense

| (in millions of U.S. dollars) | | | Year Ended December 31 | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | 2024 | | 2023 |
| Equity in net income (loss) of partially-owned entities | $ | **1,143** | $ | 967 | $ | 867 |
| Gains (losses) from fair value changes in separate account assets | | **96** | | (8) | | (45) |
| Asset management and performance fee revenue | | **285** | | 265 | | 136 |
| Asset management and performance fee expense | | **(171)** | | (146) | | (75) |
| Federal excise and capital taxes | | **(24)** | | (21) | | (24) |
| Other | | **(32)** | | (34) | | (23) |
| Total | $ | **1,297** | $ | 1,023 | $ | 836 |

Equity in net income of partially-owned entities includes our share of net income or loss, both underlying operating income and mark-to-market movement, related to partially-owned investment companies (private equity) where we own more than three percent, and partially-owned insurance companies. This line item includes mark-to-market gains (losses) on private equities of $711 million, $537 million, and $434 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Other income and expense includes net income attributable to our investment in Huatai under the equity method of accounting comprising income of $36 million through June 30, 2023. Effective July 1, 2023, we discontinued the equity method of accounting and include the results of operations of Huatai in our consolidated results.

Also included in Other income and expense are gains (losses) from fair value changes in separate account assets that do not qualify for separate account treatment under U.S. GAAP. The offsetting movement in the separate account liabilities is included in Policy benefits in the Consolidated statements of operations.

Asset management and performance fee revenue and expense primarily relate to the management of third-party assets by Huatai's asset management business, which is unrelated to Huatai Group's core insurance operations. These revenues and expenses are recognized in the period in which the services are performed and, for certain asset performance fees, to the extent it is probable that a significant reversal will not occur.

Certain federal excise and capital taxes incurred as a result of capital management initiatives are included in Other income and expense as these are considered capital transactions and are excluded from underwriting results. Bad debt expense for uncollectible premiums is also included in Other income and expense.

### 19. Segment information

Chubb operates through six business segments: North America Commercial P&C Insurance, North America Personal P&C Insurance, North America Agricultural Insurance, Overseas General Insurance, Global Reinsurance, and Life Insurance. These segments distribute their products through various forms of brokers, agencies, and direct marketing programs. All business segments have established relationships with reinsurance intermediaries. Effective July 1, 2023, the results of Huatai's life and asset management businesses, included within the Life Insurance segment, and the results of Huatai's P&C insurance business, included within Overseas General Insurance, are presented gross within Underwriting income (loss), Net investment income (loss), and Other income (expense) as required under consolidation accounting. Huatai's results prior to July 1, 2023, were included net within Other (income) expense based on our ownership interest as required under equity method accounting. Effective April 1, 2025, the Overseas General Insurance segment includes the results of Liberty Mutual's P&C insurance business in Thailand.

- The North America Commercial P&C Insurance segment comprises operations that provide P&C and A&H insurance and services to large, middle market, and small commercial businesses in the U.S., Canada, and Bermuda. This segment includes our retail divisions: Major Accounts; Commercial Insurance, including Small & Lower Midmarket; Chubb Bermuda, our high excess business; and Westchester, our wholesale and specialty division. These divisions write a variety of coverages, including property, casualty, workers' compensation, package policies, risk management, financial lines, marine, construction, environmental, medical risk, cyber risk, surety, excess casualty, and A&H insurance.

- The North America Personal P&C Insurance segment comprises the business written by Chubb Personal Risk Services division, which includes high net worth personal lines business, with operations in the U.S. and Canada. This segment provides affluent and high net worth individuals and families with homeowners, high value automobile and collector cars, valuable articles (including fine arts), personal and excess liability, travel insurance, and recreational marine insurance and services.

- The North America Agricultural Insurance segment includes the business written by Rain and Hail Insurance Service, Inc. in the U.S. and Canada, which provides comprehensive multiple peril crop insurance (MPCI) and crop-hail insurance, and Chubb Agribusiness, which offers farm and ranch property as well as specialty P&C coverages, including commercial agriculture products.

- The Overseas General Insurance segment includes the business written by two Chubb divisions that provides both commercial and consumer P&C insurance and services in the countries and territories outside of North America where the company operates. Chubb International, our retail division, provides commercial P&C, A&H and traditional and specialty personal lines for large corporations, middle markets and small customers through retail brokers, agents and other channels locally around the world. CGM provides commercial P&C excess and surplus lines wholesale business primarily through wholesale brokers in the London market and through Lloyd's. These divisions write a variety of coverages, including traditional commercial P&C, specialty categories such as financial lines, marine, energy, aviation, political risk and construction, as well as group A&H and traditional and specialty personal lines.

- The Global Reinsurance segment includes the assumed reinsurance business written by Chubb Tempest Re, comprising Chubb Tempest Re Bermuda, Chubb Tempest Re USA, Chubb Tempest Re International, and Chubb Tempest Re Canada. Chubb Tempest Re provides a broad range of traditional and specialty reinsurance coverages to a diverse array of primary P&C companies, including small, mid-sized, and multinational ceding companies.

- The Life Insurance segment includes our international life operations (Chubb Life), which includes individual life and group benefit insurance primarily in Asia and Latin America. The Life Insurance segment also includes Chubb Tempest Life Re (Chubb Life Re), and Chubb Benefits.

Corporate primarily includes the results of all run-off A&E exposures, run-off Brandywine business, Westchester specialty operations for 1996 and prior years, and certain other run-off exposures, including molestation claims and is shown in the tables below as reconciling items. In addition, Corporate includes the results of our non-insurance companies including Chubb

Limited, Chubb Group Management and Holdings Ltd., and Chubb INA Holdings LLC. Effective July 1, 2023, the results of Huatai Group's non-insurance operations, comprising real estate and holding company activity, are included in Corporate. Our exposure to A&E and molestation claims principally arises out of liabilities acquired when we purchased Westchester Specialty in 1998, CIGNA's P&C business in 1999, and Chubb Corp in 2016.

Segment performance is reviewed by the Chief Executive Officer of Chubb Ltd, our Chief Operating Decision Maker (CODM). The CODM is ultimately responsible for evaluating the performance of our six business segments, making strategic operating decisions, and allocating resources. The financial results of our operations are reported in a manner consistent with results reviewed by the CODM in reviewing and assessing the performance of our six business segments. Excluding our Life Insurance segment, the CODM uses Underwriting income (loss) as a basis for segment performance. Chubb calculates Underwriting income (loss) by subtracting Losses and loss expenses, Policy benefits, Policy acquisition costs, and Administrative expenses from Net premiums earned. For both our P&C and Life Insurance segments, another measure of segment performance is Segment income (loss). Segment income (loss) includes Underwriting income (loss), Net investment income (loss), amortization of purchased intangibles acquired by the segment, and other operating income and expense items such as each segment's share of the operating income (loss) related to partially-owned entities, and miscellaneous income and expense items for which the segments are held accountable. We determined that this definition of Segment income (loss) is appropriate and aligns with how the business is managed. We continue to evaluate our segments as our business continues to evolve and may further refine our segments and Segment income (loss) measures.

Revenue and expenses managed at the corporate level, including Net realized gains (losses), Market risk benefits gains (losses), Interest expense, Integration expenses and severance, Income tax expense, and Net income (loss) attributable to noncontrolling interests are reported within Corporate. Integration expenses and severance are one-time costs that are directly attributable to third-party consulting fees, employee-related retention costs, and other professional and legal fees, as well as severance expenses incurred as part of transformation initiatives to enhance operational efficiency. These items are not allocated to the segment level as they are one-time in nature and are not related to the ongoing business activities of the segment. The CODM does not manage segment results or allocate resources to segments when considering these costs, and therefore integration expenses and severance are excluded from our definition of Segment income (loss).

Certain items are presented in a different manner for segment reporting purposes than in the Consolidated Financial Statements, including:

- Losses and loss expenses include realized gains and losses on crop derivatives. These derivatives were purchased to provide economic benefit, in a manner similar to reinsurance protection, in the event that a significant decline in commodity pricing impacts underwriting results. We view gains and losses on these derivatives as part of the results of our underwriting operations, and therefore, realized gains (losses) from these derivatives are reclassified to losses and loss expenses.

- Policy benefits include fair value changes on separate accounts that do not qualify for separate accounting under U.S. GAAP. These gains and losses have been reclassified from Other (income) expense to Policy benefits. Policy benefits also include the impact of realized gains and losses on investment portfolios supporting certain participating policies. These realized gains and losses have been reclassified from net realized gains (losses) to policy benefits. This presentation better reflects the gains and losses from fair value changes in separate account assets and liabilities, and the economics of the participating policies by connecting the investment performance that is shared with policyholders to the liability.

- Net investment income includes investment income reclassified from Other (income) expense related to partially-owned investment companies (private equity partnerships) where our ownership interest is in excess of three percent. We view investment income from these equity-method private equity partnerships as Net investment income for segment reporting purposes.

The following tables present the Statement of Operations by segment:

| For the Year Ended December 31, 2025 (in millions of U.S. dollars) | North America Commercial P&C Insurance | North America Personal P&C Insurance | North America Agricultural Insurance | Overseas General Insurance | Global Reinsurance | Life Insurance | Total |
|---|---|---|---|---|---|---|---|
| Net premiums written | $ 21,280 | $ 7,024 | $ 2,926 | $15,024 | $ 1,309 | $ 7,279 | $ 54,842 |
| Net premiums earned | 20,381 | 6,763 | 2,919 | 14,374 | 1,353 | 7,224 | 53,014 |
| Losses and loss expenses | 12,313 | 4,517 | 2,239 | 6,589 | 640 | 109 | |
| Policy benefits | — | — | — | 470 | — | 4,961 | |
| Policy acquisition costs | 2,891 | 1,337 | 169 | 3,724 | 396 | 1,330 | |
| Administrative expenses | 1,394 | 336 | (6) | 1,435 | 37 | 836 | |
| Underwriting income | 3,783 | 573 | 517 | 2,156 | 280 | NM | |
| Net investment income | 3,840 | 486 | 86 | 1,139 | 354 | 1,127 | |
| Other (income) expense | 59 | 3 | 2 | 50 | — | (165) | |
| Amortization of purchased intangibles | 5 | 8 | 24 | 78 | — | 38 | |
| Segment income | $ 7,559 | $ 1,048 | $ 577 | $ 3,167 | $ 634 | $ 1,242 | $ 14,227 |
| Net realized gains (losses) | | | | | | | 211 |
| Market risk benefits gains (losses) | | | | | | | (288) |
| Interest expense | | | | | | | 764 |
| Integration expenses and severance | | | | | | | 79 |
| Corporate underwriting loss | | | | | | | (781) |
| Corporate net investment loss | | | | | | | (93) |
| Corporate other (income) expense | | | | | | | (676) |
| Corporate amortization of purchased intangibles | | | | | | | 148 |
| Other reclassification | | | | | | | 83 |
| Income before income tax | | | | | | | $ 13,044 |

NM – not meaningful. Underwriting income is not used as a basis for segment performance for the Life Insurance segment.

| For the Year Ended December 31, 2024 (in millions of U.S. dollars) | North America Commercial P&C Insurance | North America Personal P&C Insurance | North America Agricultural Insurance | Overseas General Insurance | Global Reinsurance | Life Insurance | Total |
|---|---|---|---|---|---|---|---|
| Net premiums written | $ 20,589 | $ 6,532 | $ 2,703 | $13,972 | $ 1,346 | $ 6,326 | $ 51,468 |
| Net premiums earned | 20,008 | 6,188 | 2,705 | 13,400 | 1,272 | 6,273 | 49,846 |
| Losses and loss expenses | 12,737 | 3,584 | 2,170 | 6,414 | 711 | 112 | |
| Policy benefits | — | — | — | 408 | — | 4,101 | |
| Policy acquisition costs | 2,718 | 1,239 | 191 | 3,410 | 342 | 1,202 | |
| Administrative expenses | 1,337 | 351 | (10) | 1,351 | 39 | 880 | |
| Underwriting income | 3,216 | 1,014 | 354 | 1,817 | 180 | NM | |
| Net investment income | 3,556 | 433 | 84 | 1,136 | 253 | 1,003 | |
| Other (income) expense | 32 | 1 | 1 | 14 | — | (159) | |
| Amortization of purchased intangibles | 3 | 9 | 25 | 81 | — | 42 | |
| Segment income | $ 6,737 | $ 1,437 | $ 412 | $ 2,858 | $ 433 | $ 1,098 | $ 12,975 |
| Net realized gains (losses) | | | | | | | 117 |
| Market risk benefits gains (losses) | | | | | | | (140) |
| Interest expense | | | | | | | 741 |
| Integration expenses and severance | | | | | | | 39 |
| Corporate underwriting loss | | | | | | | (731) |
| Corporate net investment loss | | | | | | | (105) |
| Corporate other (income) expense | | | | | | | (490) |
| Corporate amortization of purchased intangibles | | | | | | | 163 |
| Other reclassification | | | | | | | (208) |
| Income before income tax | | | | | | | $ 11,455 |

NM – not meaningful. Underwriting income is not used as a basis for segment performance for the Life Insurance segment.

| For the Year Ended December 31, 2023 (in millions of U.S. dollars) | North America Commercial P&C Insurance | North America Personal P&C Insurance | North America Agricultural Insurance | Overseas General Insurance | Global Reinsurance | Life Insurance | Total |
|---|---|---|---|---|---|---|---|
| Net premiums written | $ 19,237 | $ 5,878 | $ 3,188 | $12,575 | $ 1,018 | $ 5,465 | $ 47,361 |
| Net premiums earned | 18,416 | 5,536 | 3,169 | 12,231 | 962 | 5,398 | 45,712 |
| Losses and loss expenses | 11,256 | 3,511 | 2,874 | 5,643 | 426 | 114 | |
| Policy benefits | — | — | — | 457 | — | 3,216 | |
| Policy acquisition costs | 2,515 | 1,128 | 150 | 3,113 | 264 | 1,089 | |
| Administrative expenses | 1,250 | 329 | (1) | 1,219 | 37 | 771 | |
| Underwriting income | 3,395 | 568 | 146 | 1,799 | 235 | NM | |
| Net investment income | 3,017 | 358 | 63 | 895 | 208 | 756 | |
| Other (income) expense | 22 | 3 | 1 | (25) | (2) | (115) | |
| Amortization of purchased intangibles | — | 9 | 25 | 70 | — | 30 | |
| Segment income | $ 6,390 | $ 914 | $ 183 | $ 2,649 | $ 445 | $ 1,049 | $ 11,630 |
| Net realized gains (losses) | | | | | | | (607) |
| Market risk benefits gains (losses) | | | | | | | (307) |
| Interest expense | | | | | | | 672 |
| Integration expenses and severance | | | | | | | 69 |
| Corporate underwriting loss | | | | | | | (683) |
| Corporate net investment income | | | | | | | 25 |
| Corporate other (income) expense | | | | | | | (380) |
| Corporate amortization of purchased intangibles | | | | | | | 176 |
| Other reclassification | | | | | | | 5 |
| Income before income tax | | | | | | | $ 9,526 |

NM – not meaningful. Underwriting income is not used as a basis for segment performance for the Life Insurance segment.

Underwriting assets are reviewed in total by management for purposes of decision-making. Other than certain insurance related balances, Goodwill and Other intangible assets, Chubb does not allocate assets to its segments.

The following table presents net premiums earned for each segment by line of business:

| | | For the Year Ended December 31 | |
|---|---|---|---|
| (in millions of U.S. dollars) | **2025** | 2024 | 2023 |
| North America Commercial P&C Insurance | | | |
| Property & other short-tail lines | $ **4,917** | $ 4,756 | $ 3,985 |
| Casualty & all other | **14,919** | 14,560 | 13,764 |
| A&H | **545** | 692 | 667 |
| Total North America Commercial P&C Insurance | **20,381** | 20,008 | 18,416 |
| North America Personal P&C Insurance | | | |
| Personal automobile | **1,089** | 968 | 859 |
| Personal homeowners | **4,648** | 4,293 | 3,833 |
| Personal other | **1,026** | 927 | 844 |
| Total North America Personal P&C Insurance | **6,763** | 6,188 | 5,536 |
| North America Agricultural Insurance | **2,919** | 2,705 | 3,169 |
| Overseas General Insurance | | | |
| Property & other short-tail lines | **4,689** | 4,338 | 3,831 |
| Casualty & all other | **3,809** | 3,705 | 3,526 |
| Personal lines | **3,198** | 2,785 | 2,405 |
| A&H | **2,678** | 2,572 | 2,469 |
| Total Overseas General Insurance | **14,374** | 13,400 | 12,231 |
| Global Reinsurance | | | |
| Property | **525** | 490 | 331 |
| Property catastrophe | **258** | 232 | 159 |
| Casualty & all other | **570** | 550 | 472 |
| Total Global Reinsurance | **1,353** | 1,272 | 962 |
| Life Insurance | | | |
| Life | **3,845** | 3,049 | 2,301 |
| A&H | **3,379** | 3,224 | 3,097 |
| Total Life Insurance | **7,224** | 6,273 | 5,398 |
| Total net premiums earned | $ **53,014** | $ 49,846 | $ 45,712 |

The following table presents net premiums earned by geographic region. Allocations have been made on the basis of location of risk:

| | North America | Europe [1] | Asia [2] | Latin America |
|---|---|---|---|---|
| **2025** | **63 %** | **11 %** | **20 %** | **6 %** |
| 2024 | 64 % | 11 % | 19 % | 6 % |
| 2023 | 65 % | 11 % | 18 % | 6 % |

[1]  Europe includes Middle East and Africa regions.
[2]  Includes the consolidated results of Huatai Group effective July 1, 2023.

## 20. Earnings per share

| (in millions of U.S. dollars, except share and per share data) | | Year Ended December 31 | | |
|---|---|---|---|---|
| | | 2025 | 2024 | 2023 |
| Numerator: | | | | |
| Net income | $ | 10,622 | $ 9,640 | $ 9,015 |
| Net income (loss) attributable to noncontrolling interests | | 312 | 368 | (13) |
| Net income attributable to Chubb | $ | 10,310 | $ 9,272 | $ 9,028 |
| Denominator: | | | | |
| Denominator for basic earnings per share attributable to Chubb: | | | | |
| Weighted-average shares outstanding | | 397,611,884 | 404,189,749 | 410,845,263 |
| Denominator for diluted earnings per share attributable to Chubb: | | | | |
| Share-based compensation plans | | 3,901,454 | 4,296,686 | 3,357,305 |
| Weighted-average shares outstanding and assumed conversions | | 401,513,338 | 408,486,435 | 414,202,568 |
| Basic earnings per share attributable to Chubb | $ | 25.93 | $ 22.94 | $ 21.97 |
| Diluted earnings per share attributable to Chubb | $ | 25.68 | $ 22.70 | $ 21.80 |
| Potential anti-dilutive share conversions | | 1,463,017 | 1,150,169 | 2,385,099 |

Excluded from weighted-average shares outstanding and assumed conversions is the impact of securities that would have been anti-dilutive during the respective years. These securities consisted of stock options in which the underlying exercise prices were greater than the average market prices of our Common Shares. Refer to Note 16 for additional information on stock options.

## 21. Related party transactions

### ABR Re

At December 31, 2025, we owned 19.1 percent of the common equity of ABR Reinsurance Capital Holdings Ltd. ABR Reinsurance Capital Holdings Ltd., is the parent company of ABR Reinsurance Ltd. (ABR Re), an independent reinsurance company. Through long-term arrangements, Chubb is the sole source of reinsurance risks ceded to ABR Re, and BlackRock, Inc. serves as an investment management service provider. As an investor, Chubb is expected to benefit from underwriting profit generated by ABR Re's reinsuring a wide range of Chubb's primary insurance business and the income and capital appreciation BlackRock, Inc. seeks to deliver through its investment management services. In addition, Chubb has an arrangement with BlackRock, Inc. under which both Chubb and BlackRock, Inc. will be entitled to an equal share of the aggregate amount of certain fees, including underwriting and investment management performance related fees, in connection with their respective reinsurance and investment management arrangements with ABR Re. In connection with this arrangement with BlackRock, Inc., we recorded income of $3 million, $12 million, and $8 million in 2025, 2024, and 2023, respectively, which is recorded in Other (income) expense on the Consolidated statements of operations.

ABR Re is a variable interest entity; however, Chubb is not the primary beneficiary and does not consolidate ABR Re because Chubb does not have the power to control and direct ABR Re's most significant activities, including investing and underwriting. Our ownership interest is accounted for under the equity method of accounting. Chubb cedes premiums to ABR Re and recognizes the associated commissions.

Transactions generated under ABR Re agreements were as follows:

| | | Year Ended December 31 | | | | |
|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | **2025** | | 2024 | | 2023 |
| **Consolidated statements of operations** | | | | | | |
| Ceded premiums written | $ | **520** | $ | 476 | $ | 441 |
| Commissions received | $ | **151** | $ | 117 | $ | 119 |
| **Consolidated balance sheets** | | | | | | |
| Reinsurance recoverable on losses and loss expenses | $ | **1,393** | $ | 1,372 | | |
| Ceded reinsurance premium payable | $ | **110** | $ | 112 | | |

### Aquiline Capital Partners LLC

Chubb invests in private investment funds managed by Aquiline Capital Partners LLC (collectively, Aquiline Funds), of which its chairman is related to a member of our senior management team. We have more than a three percent ownership interest in these funds and therefore account for them under the equity method of accounting. At December 31, 2025, Chubb has approximately $121 million of future contribution commitments to Aquiline Funds. Transactions generated from investments in Aquiline Funds were as follows:

| | | Year Ended December 31 | | | | |
|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | **2025** | | 2024 | | 2023 |
| **Consolidated statements of operations** | | | | | | |
| Other income (expense) | $ | **90** | $ | 60 | $ | 36 |
| **Consolidated balance sheets** | | | | | | |
| Private equities | $ | **489** | $ | 400 | | |

### Starr Indemnity & Liability Company and its affiliates (collectively, Starr)

We had previously entered into agency, claims services, and underwriting services with Starr, of which its chairman is related to a member of our senior management team. A number of our agreements with Starr were terminated effective as of April 2023. However, Starr continues to provide certain services to Chubb, including claims administration, in respect of insurance policies placed prior to the termination, pursuant to the terms of the applicable agreements. Under the agency agreement, we secured the ability to sell our insurance policies through Starr as one of our non-exclusive agents for writing policies, contracts, binders, or agreements of insurance or reinsurance. Under the claims services agreements, Starr adjusts the claims under policies and arranged for third party treaty and facultative agreements covering such policies. Under the underwriting services agreements, Starr was the underwriter of insurance policies on our behalf and we agreed to reinsure such policies to Starr under quota share reinsurance agreements. Transactions generated under Starr agreements were immaterial in 2025; however, reinsurance recoverable on losses and loss expenses was $235 million at December 31, 2025. Transactions generated in 2024 and 2023 were as follows:

| | | Year Ended December 31 | | |
|---|---|---|---|---|
| (in millions of U.S. dollars) | | 2024 | | 2023 |
| **Consolidated statement of operations** | | | | |
| Gross premiums written | $ | 10 | $ | 216 |
| Ceded premiums written | $ | 24 | $ | 115 |
| Commissions paid | $ | 3 | $ | 38 |
| Commissions received | $ | 3 | $ | 26 |
| Losses and loss expenses | $ | 24 | $ | 180 |
| **Consolidated balance sheets** | | | | |
| Reinsurance recoverable on losses and loss expenses | $ | 328 | | |
| Ceded reinsurance premium payable | $ | 19 | | |

## 22. Statutory financial information

Our subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulators. Statutory accounting differs from U.S. GAAP in the reporting of certain reinsurance contracts, investments, subsidiaries, acquisition expenses, fixed assets, deferred income taxes, and certain other items. Some jurisdictions impose complex regulatory requirements on insurance companies while other jurisdictions impose fewer requirements. In some jurisdictions, we must obtain licenses issued by governmental authorities to conduct local insurance business. These licenses may be subject to reserves and minimum capital and solvency tests. Jurisdictions may impose fines, censure, and/or criminal sanctions for violation of regulatory requirements. The 2025 amounts below are based on estimates.

Chubb's insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. These regulations include restrictions that limit the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the local insurance regulatory authorities. The amount of dividends available to be paid in 2026 without prior approval totals $9.6 billion.

The statutory capital and surplus of our insurance subsidiaries met regulatory requirements for 2025, 2024, and 2023. The minimum amounts of statutory capital and surplus required to satisfy these regulatory requirements are not significant in relation to our total statutory capital and surplus. These minimum regulatory capital requirements were significantly lower than the corresponding amounts required by the rating agencies which review Chubb's insurance and reinsurance subsidiaries.

The following tables present the combined statutory capital and surplus and statutory net income of our Property and casualty and Life subsidiaries:

| | | December 31 | | |
|---|---|---|---|---|
| (in millions of U.S. dollars) | | **2025** | | 2024 |
| Statutory capital and surplus | | | | |
| Property and casualty | $ | **55,554** | $ | 48,253 |
| Life | $ | **9,160** | $ | 8,970 |

| | | | Year Ended December 31 | | | |
|---|---|---|---|---|---|---|
| (in millions of U.S. dollars) | | **2025** | | 2024 | | 2023 |
| Statutory net income | | | | | | |
| Property and casualty | $ | **10,790** | $ | 11,118 | $ | 8,699 |
| Life | $ | **740** | $ | 548 | $ | 459 |

Several insurance subsidiaries follow accounting practices prescribed or permitted by the jurisdiction of domicile that differ from the applicable local statutory practice. The application of prescribed or permitted accounting practices does not have a material impact on Chubb's statutory surplus and income. As prescribed by the Restructuring discussed previously in Note 8, certain of our U.S. subsidiaries discount certain A&E liabilities, which increased statutory capital and surplus by approximately $106 million and $108 million at December 31, 2025 and 2024, respectively.

Federal Insurance Company (Federal), a direct subsidiary of Chubb INA Holdings LLC, has a permitted practice granted by the Indiana Department of Insurance that relates to its investment in a foreign affiliate. Under Statement of Statutory Accounting Principles No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, in order for a reporting entity to admit its investments in foreign subsidiaries and affiliates, audited financial statements of the subsidiary or affiliate must be obtained to support the carrying value. Such financial statements must be prepared in accordance with U.S. GAAP, or alternatively, in accordance with the local statutory requirements in the subsidiary's or affiliate's country of domicile, with an audited footnote reconciliation of net income and shareholder's equity as reported to a U.S. GAAP basis. With the explicit permission of the Indiana Department of Insurance, Federal obtains audited financial statements for its admitted foreign affiliate, which had an aggregate carrying value of approximately $73 million and $72 million at December 31, 2025 and 2024, respectively, prepared in accordance with their respective local statutory requirements and supplemented with a separate unaudited reconciliation of shareholder's equity as reported to a U.S. GAAP basis.

Chubb Limited and Subsidiaries

## SUMMARY OF INVESTMENTS – OTHER THAN INVESTMENTS IN RELATED PARTIES

F-112

| December 31, 2025<br>(in millions of U.S. dollars) | Cost or<br>Amortized Cost,<br>Net [1] | Fair Value | Amount at Which<br>Shown in the<br>Balance Sheet |
|---|---|---|---|
| **Short-term investments** | $ 4,840 | $ 4,840 | $ 4,840 |
| **Fixed maturities available-for-sale** | | | |
| U.S. and local government securities | 3,908 | 3,714 | 3,714 |
| Non-U.S. | 40,469 | 40,356 | 40,356 |
| Corporate and asset-backed securities | 48,764 | 47,886 | 47,886 |
| Mortgage-backed securities | 31,533 | 30,724 | 30,724 |
| Total fixed maturities available-for-sale | 124,674 | 122,680 | 122,680 |
| **Private debt held-for-investment** | 2,411 | 2,445 | 2,411 |
| **Equity securities** | | | |
| Industrial, miscellaneous, and all other | 10,801 | 10,801 | 10,801 |
| **Private equities** [2] | 16,750 | 16,750 | 16,750 |
| **Other investments** | 10,749 | 10,749 | 10,749 |
| Total investments - other than investments in related parties | $ 170,225 | $ 168,265 | $ 168,231 |

[1] Net of valuation allowance for expected credit losses.

[2] Excludes $489 million of related party investments.

**SCHEDULE II**

Chubb Limited and Subsidiaries

## CONDENSED FINANCIAL INFORMATION OF REGISTRANT

### BALANCE SHEETS (Parent Company Only)

| (in millions of U.S. dollars) | December 31 2025 | December 31 2024 |
|---|---|---|
| **Assets** | | |
| Investments in subsidiaries and affiliates on equity basis | $ 72,848 | $ 64,141 |
| Total investments | 72,848 | 64,141 |
| Cash | 313 | 383 |
| Due from subsidiaries and affiliates, net | 864 | 629 |
| Other assets | 379 | 13 |
| Total assets | $ 74,404 | $ 65,166 |
| **Liabilities** | | |
| Affiliated notional cash pooling programs | $ — | $ 277 |
| Accounts payable, accrued expenses, and other liabilities | 647 | 868 |
| Total liabilities | 647 | 1,145 |
| **Shareholders' equity** | | |
| Common Shares | 231 | 235 |
| Common Shares in treasury | (4,699) | (3,524) |
| Additional paid-in capital | 13,250 | 14,393 |
| Retained earnings | 69,950 | 61,561 |
| Accumulated other comprehensive income (loss) | (4,975) | (8,644) |
| Total Chubb shareholders' equity | 73,757 | 64,021 |
| Total liabilities and shareholders' equity | $ 74,404 | $ 65,166 |

The condensed financial information should be read in conjunction with the Consolidated Financial Statements and notes thereto.

## CONDENSED FINANCIAL INFORMATION OF REGISTRANT

### STATEMENTS OF OPERATIONS (Parent Company Only)

For the years ended December 31, 2025, 2024, and 2023

| (in millions of U.S. dollars) | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Revenues** | | | |
| Net investment income (loss) [1] | $ 21 | $ (24) | $ (21) |
| Equity in net income of subsidiaries and affiliates | 10,431 | 9,385 | 9,065 |
| Total revenues | 10,452 | 9,361 | 9,044 |
| **Expenses** | | | |
| Administrative and other (income) expense | 82 | 74 | 72 |
| Income tax (benefit) expense | 60 | 15 | (56) |
| Total expenses | 142 | 89 | 16 |
| Net income attributable to Chubb | $ 10,310 | $ 9,272 | $ 9,028 |
| Comprehensive income attributable to Chubb | $ 13,979 | $ 7,437 | $ 12,404 |

[1] Includes net investment income, interest income, and net realized gains (losses).

The condensed financial information should be read in conjunction with the Consolidated Financial Statements and notes thereto.

### STATEMENTS OF CASH FLOWS (Parent Company Only)

For the years ended December 31, 2025, 2024, and 2023

| (in millions of U.S. dollars) | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Net cash flows from operating activities [1]** | $ 1,210 | $ 1,755 | $ 3,273 |
| **Cash flows from investing activities** | | | |
| Capital redemption | 4,500 | 2,000 | — |
| **Net cash flows from investing activities** | 4,500 | 2,000 | — |
| **Cash flows from financing activities** | | | |
| Dividends paid on Common Shares | (1,505) | (1,436) | (1,394) |
| Common Shares repurchased | (3,694) | (1,801) | (2,411) |
| Repayment (issuance) of intercompany loans | (299) | 99 | 231 |
| Net proceeds from (contributions to) affiliated notional cash pooling programs [2] | (277) | (317) | 342 |
| **Net cash flows used for financing activities** | (5,775) | (3,455) | (3,232) |
| Effect of foreign currency rate changes on cash | (5) | 6 | (4) |
| Net increase (decrease) in cash | (70) | 306 | 37 |
| Cash – beginning of year | 383 | 77 | 40 |
| **Cash – end of year** | $ 313 | $ 383 | $ 77 |

[1] Includes cash dividends received from subsidiaries of $1.5 billion, $1.8 billion, and $3.3 billion in 2025, 2024, and 2023, respectively.

[2] Chubb maintains two notional multicurrency cash pools (Pools) with a third-party bank. Refer to Note 1 i) for additional information.

The condensed financial information should be read in conjunction with the Consolidated Financial Statements and notes thereto.

Chubb Limited and Subsidiaries

## SUPPLEMENTAL INFORMATION CONCERNING REINSURANCE

**Premiums Earned**

| For the years ended December 31, 2025, 2024, and 2023 (in millions of U.S. dollars, except for percentages) | | Direct Amount | | Ceded To Other Companies | | Assumed From Other Companies | | Net Amount | Percentage of Amount Assumed to Net |
|---|---|---|---|---|---|---|---|---|---|
| **2025** | | | | | | | | | |
| Life insurance face amount in force | $ | **245,318** | $ | **40,067** | $ | **3,604** | $ | **208,855** | **2 %** |
| Premiums: | | | | | | | | | |
|    Property and casualty | $ | **47,998** | $ | **10,263** | $ | **4,832** | $ | **42,567** | **11 %** |
|    Accident and health | | **6,990** | | **474** | | **86** | | **6,602** | **1 %** |
|    Life | | **3,917** | | **90** | | **18** | | **3,845** | **—** |
| Total | $ | **58,905** | $ | **10,827** | $ | **4,936** | $ | **53,014** | **9 %** |
| 2024 | | | | | | | | | |
| Life insurance face amount in force[1] | $ | 240,794 | $ | 43,626 | $ | 4,109 | $ | 201,277 | 2 % |
| Premiums: | | | | | | | | | |
|    Property and casualty | $ | 45,179 | $ | 9,702 | $ | 4,832 | $ | 40,309 | 12 % |
|    Accident and health | | 6,874 | | 473 | | 87 | | 6,488 | 1 % |
|    Life | | 3,095 | | 97 | | 51 | | 3,049 | 2 % |
| Total | $ | 55,148 | $ | 10,272 | $ | 4,970 | $ | 49,846 | 10 % |
| 2023 | | | | | | | | | |
| Life insurance face amount in force | $ | 248,973 | $ | 55,665 | $ | 5,408 | $ | 198,716 | 3 % |
| Premiums: | | | | | | | | | |
|    Property and casualty | $ | 42,598 | $ | 9,549 | $ | 4,129 | $ | 37,178 | 11 % |
|    Accident and health | | 6,580 | | 446 | | 99 | | 6,233 | 2 % |
|    Life | | 2,404 | | 164 | | 61 | | 2,301 | 3 % |
| Total | $ | 51,582 | $ | 10,159 | $ | 4,289 | $ | 45,712 | 9 % |

(1) The reduction in direct amount of life insurance face amount in force in 2024 versus 2023 reflects the non-renewal of certain credit-life business.

## SCHEDULE VI

Chubb Limited and Subsidiaries

## SUPPLEMENTARY INFORMATION CONCERNING PROPERTY AND CASUALTY OPERATIONS

As of and for the years ended December 31, 2025, 2024, and 2023
(in millions of U.S. dollars)

| | Deferred Policy Acquisition Costs | Net Reserves for Unpaid Losses and Loss Expenses | Unearned Premiums | Net Premiums Earned | Net Investment Income | Net Losses and Loss Expenses Incurred Related to | | Amortization of Deferred Policy Acquisition Costs | Net Paid Losses and Loss Expenses | Net Premiums Written |
| | | | | | | Current Year | Prior Year | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **2025** | $ 4,208 | $ 69,672 | $ 26,279 | $ 45,790 | $ 5,338 | $ 27,808 | $ (1,108) | $ 8,649 | $ 24,293 | $ 47,563 |
| 2024 | $ 3,687 | $ 66,270 | $ 23,504 | $ 43,573 | $ 4,927 | $ 26,997 | $ (975) | $ 8,053 | $ 21,503 | $ 45,142 |
| 2023 | $ 3,346 | $ 62,238 | $ 22,051 | $ 40,314 | $ 4,181 | $ 24,956 | $ (856) | $ 7,391 | $ 21,011 | $ 41,896 |

**REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF CHUBB LIMITED, ZURICH ON THE (US GAAP) CONSOLIDATED FINANCIAL STATEMENTS**

## Report on the audit of the consolidated financial statements

*Opinion*

We have audited the consolidated financial statements of Chubb Limited and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, consolidated statements of shareholders' equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2025, and the related notes, including a summary of significant accounting policies (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements (pages F-6 to F-111) present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

*Basis for opinion*

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (US GAAS), Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the independence and other ethical requirements relating to our audit. We have also fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Key audit matters*

Key audit matters are those matters that were communicated with those charged with governance and, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

**REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF CHUBB LIMITED, ZURICH ON THE (US GAAP) CONSOLIDATED FINANCIAL STATEMENTS** (continued)

*Valuation of Unpaid Losses and Loss Expenses, Net of Reinsurance*

| Key audit matter | How our audit addressed the key audit matter |
|---|---|
| As described in Note 8 to the consolidated financial statements, as of December 31, 2025, the Company's liability for unpaid losses and loss expenses, net of reinsurance, was $69.7 billion. The majority of the Company's net unpaid losses and loss expenses arise from the Company's long-tail casualty business (such as general liability and professional liability), U.S. sourced workers' compensation, asbestos-related, environmental pollution and other exposures with high estimation uncertainty. The process of establishing loss and loss expense reserves requires the use of estimates and judgments based on circumstances underlying the insured loss at the date of accrual. The judgments involved in projecting the ultimate losses include the use and interpretation of various standard actuarial reserving methods that place reliance on the extrapolation of actual historical data, loss development patterns, industry data, and other benchmarks as appropriate. The reserves for the various product lines each require different qualitative and quantitative assumptions and judgments, including changes in business mix or volume, changes in ceded reinsurance structures, changes in claims handling practices, reported and projected loss trends, inflation, the legal environment, and the terms and conditions of the contracts sold to the Company's insured parties.<br><br>The principal considerations for our determination that performing procedures relating to the valuation of unpaid losses and loss expenses, net of reinsurance, from the long-tail and other exposures as described above, is a key audit matter are (i) the significant judgment by management in determining the reserve liability, which in turn led to a high degree of auditor subjectivity and judgment in performing procedures relating to the valuation; (ii) the significant audit effort and judgment in evaluating the audit evidence relating to the actuarial reserving methods and assumptions related to extrapolation of actual historical data, loss development patterns, industry data, other benchmarks, and the impact of qualitative and quantitative subjective assumptions and judgments; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. | Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's valuation of unpaid losses and loss expenses, net of reinsurance, including controls over the selection of actuarial reserving methods and development of significant assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in performing one or a combination of procedures, including (i) independently estimating reserves on a sample basis using actual historical data and loss development patterns, as well as industry data and other benchmarks, to develop an independent estimate and comparing the independent estimate to management's actuarially determined reserves and (ii) evaluating the appropriateness of management's actuarial reserving methods and the reasonableness of the aforementioned assumptions, as well as assessing qualitative adjustments to carried reserves and the consistency of management's approach period-over-period. Performing these procedures involved testing the completeness and accuracy of data provided by management. |

*Other matter*
Accounting principles generally accepted in the United States of America (US GAAP) requires that the supplementary information based on the requirements of ASU 2015-09, Disclosures about Short-Duration Contracts, on pages F-45 to F-59 be presented to supplement the consolidated financial statements. Such information is the responsibility of management and, although not part of the consolidated financial statements, is required by the Financial Accounting Standards Board, which considers it an essential part of financial reporting for placing the consolidated financial statements in an appropriate operational, economic, or historical context. We have applied certain limited procedures to the required supplementary information in accordance with auditing standards generally accepted in the United States of America (US GAAS), which consisted of inquiries of management about the methods of preparing the information and comparing the information for consistency with management's responses to our inquiries, the consolidated financial statements and other knowledge we obtained during our audit of the consolidated financial statements. We do not express an opinion or provide any assurance on the supplementary information because the limited procedures do not provide us with sufficient evidence to express an opinion or provide any assurance.

*Responsibilities of the Board of Directors for the consolidated financial statements*
The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with US GAAP and the provisions of Swiss law, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

*Auditor's responsibilities for the audit of the consolidated financial statements*
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS, Swiss law and SA-CH will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, Swiss law and SA-CH, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Plan and perform the audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the Company audit. We remain solely responsible for our audit opinion.

We are required to communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

**REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF CHUBB LIMITED, ZURICH ON THE (US GAAP) CONSOLIDATED FINANCIAL STATEMENTS** (continued)

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

*Other information*
The Board of Directors is responsible for the other information included in the annual report. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the Swiss statutory financial statements of Chubb Limited, the Swiss statutory compensation report of Chubb Limited and our auditor's reports thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information when it becomes available and, in doing so, consider whether a material inconsistency exists between the other information and the consolidated financial statements or the other information otherwise appears to be materially misstated.

## Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

/s/ Martin Schwörer                          /s/ Beat Walter
Martin Schwörer                               Beat Walter
Licensed audit expert                         Licensed audit expert
Auditor in charge

Zurich, February 27, 2026

**CHUBB LIMITED**

**SWISS STATUTORY FINANCIAL STATEMENTS**

**December 31, 2025**

## SWISS STATUTORY BALANCE SHEET (Unconsolidated)
Chubb Limited

| (in millions of Swiss francs) | December 31 2025 | December 31 2024 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | 348 | 347 |
| Prepaid expenses and other assets | 299 | 10 |
| Receivable from subsidiaries | 644 | 402 |
| Total current assets | 1,291 | 759 |
| Investments in subsidiaries | 37,743 | 38,252 |
| Loans to subsidiaries | 214 | 278 |
| Other assets | 7 | 8 |
| Total non-current assets | 37,964 | 38,538 |
| Total assets | 39,255 | 39,297 |
| **Liabilities** | | |
| Accounts payable | 202 | 399 |
| Payable to subsidiaries | 911 | 861 |
| Capital distribution payable | 308 | 338 |
| Deferred unrealized exchange gain | 256 | 72 |
| Total short-term liabilities | 1,677 | 1,670 |
| Total liabilities | 1,677 | 1,670 |
| **Shareholders' equity** | | |
| Share capital | 206 | 210 |
| Statutory capital reserves: | | |
| Capital contribution reserves | 13,026 | 14,419 |
| Reserve for dividends from capital contributions | 1,463 | 1,332 |
| Reserves for treasury shares | 1,227 | 1,526 |
| Treasury shares | (2,777) | (1,542) |
| Statutory retained earnings: | | |
| Retained earnings | 20,196 | 18,578 |
| Profit for the year | 4,237 | 3,104 |
| Total shareholders' equity | 37,578 | 37,627 |
| Total liabilities and shareholders' equity | 39,255 | 39,297 |

The accompanying notes form an integral part of these statutory financial statements

## SWISS STATUTORY STATEMENT OF INCOME (Unconsolidated)
Chubb Limited

For the years ended December 31, 2025 and December 31, 2024

| (in millions of Swiss francs) | 2025 | 2024 |
|---|---:|---:|
| Dividend income | 1,315 | 1,721 |
| Share redemption income | 3,624 | 1,775 |
| Interest income from subsidiaries | 10 | 13 |
| Debt guarantee fee income | 32 | 36 |
| Other income | 20 | 10 |
| Administrative and other expenses | (108) | (114) |
| Amortization of investments in subsidiaries | (619) | (317) |
| Operating results | 4,274 | 3,124 |
| | | |
| Interest income (expense) third-party only | (1) | (20) |
| Earnings before taxes | 4,273 | 3,104 |
| | | |
| Tax (expense) benefit | (36) | — |
| Profit for the year | 4,237 | 3,104 |

The accompanying notes form an integral part of these statutory financial statements

## 1. Basis of presentation

Chubb Limited (Chubb), domiciled in Zurich, Switzerland, is the holding company of Chubb Group (Group) with a listing on the New York Stock Exchange (NYSE). Chubb's principal activity is the holding of subsidiaries. Revenues consist mainly of dividend income, fees for the guarantee of certain outstanding debt, and interest income. The accompanying financial statements comply with Swiss law and Chubb's Articles of Association. The financial statements present the financial position of the holding company on a standalone basis and do not represent the consolidated financial position of the holding company and its subsidiaries.

The financial statements have been prepared in accordance with the provisions of commercial accounting as set out in the Swiss Code of Obligations (Art. 957 to 963b CO, effective since January 1, 2023).

All amounts in the notes are shown in millions of Swiss francs unless otherwise stated.

## 2. Significant accounting policies

### a) Cash and cash equivalents
Cash and cash equivalents includes cash on hand and deposits with an original maturity of three months or less at time of purchase.

Chubb and certain of its subsidiaries (participating entities) have agreements with a third-party bank provider which implemented two international multi-currency notional cash pooling programs. In each program, participating entities establish deposit accounts in different currencies with the bank provider and each day the credit or debit balances in every account are notionally translated into a single currency (U.S. dollars) and then notionally pooled. Participants of the notional pool either pay or receive interest from the third-party bank provider. The bank extends overdraft credit to any participating entity as needed, provided that the overall notionally-pooled balance of all accounts in each pool at the end of each day is at least zero. Actual cash balances are not physically converted and are not commingled between legal entities. Any overdraft balances incurred under this program by a participating entity would be guaranteed by Chubb up to CHF 1.2 billion ($1.5 billion) in the aggregate. Our group syndicated credit facility allows for same day drawings to fund a net pool overdraft should participating entities withdraw contributed funds from the pool.

### b) Investments in subsidiaries
Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost less adjustments for impairment. An impairment analysis of the investments in subsidiaries is performed on an annual basis.

### c) Translation of foreign currencies
The financial statements are translated from U.S. dollars into Swiss francs, using the following exchange rates:

• Investments in subsidiaries at historical exchange rates;
• Other assets and liabilities at period end exchange rates;
• Treasury shares and shareholders' equity at historical exchange rates; and
• Revenues and expenses at average exchange rates (where approximatively accurate), otherwise at transaction date exchange rates

Exchange losses are recorded in the statement of income, and unrealized exchange gains are recorded in the balance sheet and are deferred until realized.

### d) Dividend income
Chubb receives dividend income from its direct subsidiaries, which is recognized in the statement of income in the year the dividends are declared by the subsidiary.

### e) Share redemption income
Share redemption income is recognized in the year of the redemption of ownership.

### f) Interest income (expense) from subsidiaries
Chubb receives interest income from loans issued to its subsidiaries, which is reflected within operating results in the statement of income. Additionally, Chubb either collects or pays interest related to a reciprocal line of credit with one of its subsidiaries.

**g) Debt guarantee fee income**
Chubb receives a fee for Chubb's guarantee of the debt issued by one of its subsidiaries.

**h) Other Income**
Chubb has entered into an arrangement with BlackRock, Inc. under which both Chubb and BlackRock, Inc. are entitled to an equal share of the aggregate amount of certain fees, including underwriting and investment management performance-related fees, in connection with their respective reinsurance and investment management arrangements with ABR Re, an independent reinsurance company. The fees received by Chubb were CHF 2.2 million ($2.7 million) and CHF 10.2 million ($11.6 million) for the years ended December 31, 2025 and 2024, respectively.

With updated regulatory guidance for excise tax, it has been determined that Chubb is not subject to excise tax previously paid and accrued on share repurchases during 2023 and 2024. The reversal of excise tax of CHF 16.6 million ($20.0 million) is included in Other income for the year ended December 31, 2025.

**i) Amortization of investments in subsidiaries**
Amortization of investments in subsidiaries is recognized in the statement of income in the year of the redemption of Chubb's ownership in its direct subsidiaries and reflects the percentage of the redemption compared to the fair value of the investment in subsidiaries, translated from U.S. dollars into Swiss francs at historical exchange rates. Refer to Note 4 b) for further details.

**3. Commitments, contingencies, and guarantees**

**a) Letters of credit (LOC)**
Chubb has access to capital markets and credit facilities with a letter of credit (LOC) capacity of CHF 3.0 billion ($3.8 billion), CHF 2.4 billion ($3.0 billion) of which can be used for revolving credit. Chubb's LOC borrowings outstanding was CHF 0.7 billion ($0.9 billion) and CHF 0.9 billion ($1.0 billion) for the years ended December 31, 2025 and 2024, respectively.

The LOC facility requires that Chubb maintains certain financial covenants, all of which were met at December 31, 2025 and 2024.

**b) Lease commitments**
Chubb leases property under an operating lease, which expires September 2026, with the option to extend the lease for an additional period of one or five years. The following table presents future annual minimum lease payments as of December 31, 2025:

| Year ending December 31<br>(in millions of Swiss francs) | |
| --- | --- |
| 2026 | 1.1 |
| Thereafter | — |
| Total minimum future lease commitments | 1.1 |

At December 31, 2024, the total minimum future lease commitment was CHF 2.6 million.

**c) Guarantee of debt**
Chubb fully and unconditionally guarantees certain subsidiary debt, which totaled CHF 13.9 billion ($17.5 billion) and CHF 14.0 billion ($15.5 billion) at December 31, 2025 and 2024, respectively, in exchange for fee income.

## 4. Significant investments

### a) Share capital

The following table presents information regarding share capital held of subsidiaries at December 31, 2025 and 2024. Amounts are expressed in whole U.S. dollars, Swiss francs, or Korean won. In addition, the table shows the shareholdings as a percentage of total share capital of the subsidiary, which is equal to the voting rights.

| Holdings as of December 31, 2025 and 2024: | Year | Country | Percentage of Possession & Voting | Currency | Share Capital | Purpose |
|---|---|---|---|---|---|---|
| Chubb Group Holdings Inc. | **2025** | **U.S.A.** | **100 %** | **USD** | **11** | **Holding company** |
| | 2024 | U.S.A. | 100 % | USD | 11 | Holding company |
| Chubb INA Holdings LLC [1] | **2025** | **U.S.A.** | **12 %** | **USD** | **1** | **Holding company** |
| | 2024 | U.S.A. | 17 % | USD | 1 | Holding company |
| Chubb Insurance (Switzerland) Limited | **2025** | **Switzerland** | **100 %** | **CHF** | **100,000,000** | **Insurance company** |
| | 2024 | Switzerland | 100 % | CHF | 100,000,000 | Insurance company |
| Chubb Reinsurance (Switzerland) Limited | **2025** | **Switzerland** | **100 %** | **CHF** | **44,000,000** | **Reinsurance company** |
| | 2024 | Switzerland | 100 % | CHF | 44,000,000 | Reinsurance company |
| Chubb Group Management and Holdings Ltd. | **2025** | **Bermuda** | **100 %** | **USD** | **100** | **Holding company** |
| | 2024 | Bermuda | 100 % | USD | 100 | Holding company |
| LINA Life Insurance Company of Korea [2] | **2025** | **Korea** | **100 %** | **KRW** | **34,860,000,000** | **Insurance company** |
| | 2024 | Korea | 100 % | KRW | 34,860,000,000 | Insurance company |

[1] See Footnote 4 b) for further information on the change in percentage of possession & voting during 2025 and 2024.

[2] Share capital was CHF 25.9 million at the time of acquisition, July 1, 2022.

### b) Investments in subsidiaries

The following table presents information regarding investments in subsidiaries at December 31, 2025 and 2024.

Investments in subsidiaries decreased in 2025 from CHF 38.3 billion to CHF 37.7 billion by CHF 0.6 billion ($0.6 billion) due to the scheduled redemption of Chubb's ownership interest in Chubb INA Holdings LLC from 17 percent to 12 percent; partially offset by a capital contribution to Chubb Group Management and Holdings Ltd. of CHF 0.1 billion ($0.1 billion).

Investments in subsidiaries decreased in 2024 from CHF 38.4 billion to CHF 38.3 billion by CHF 0.2 billion ($0.2 billion) due to the scheduled redemption of Chubb's ownership interest in Chubb INA Holdings LLC from 20 percent to 17 percent; partially offset by a capital contribution to Chubb Group Management and Holdings Ltd. of CHF 0.1 billion ($0.1 billion).

| (in millions of Swiss francs) | 2025 | 2024 |
|---|---|---|
| Chubb Group Holdings Inc. | **17,004** | 17,004 |
| Chubb INA Holdings LLC | **1,126** | 1,745 |
| Chubb Group Management and Holdings Ltd. | **15,423** | 15,313 |
| Chubb Insurance (Switzerland) Limited | **185** | 185 |
| Chubb Reinsurance (Switzerland) Limited | **242** | 242 |
| LINA Life Insurance Company of Korea | **3,763** | 3,763 |
| Balance - end of year | **37,743** | 38,252 |

Effective March 26, 2024, in accordance with a plan of liquidation and conversion of Chubb INA Holdings Inc. to a limited liability company, Chubb INA Holdings LLC, as now legally named, is expected to fully redeem, by the end of 2027, Chubb's 20 percent ownership interest in Chubb INA Holdings LLC, following which Chubb Group Holdings Inc.'s ownership of Chubb INA Holdings LLC will be 100 percent (from 80 percent). For the years ended December 31, 2025 and 2024, Chubb received share redemption income of CHF 3.6 billion ($4.5 billion) and CHF 1.7 billion ($2.0 billion), respectively. This is offset by amortization of Chubb's investment in Chubb INA Holdings LLC for the years ended December 31, 2025 and 2024, of CHF 619 million ($627 million) and CHF 317 million ($321 million), respectively, which corresponds to the decrease in Chubb's investment in Chubb INA Holdings LLC.

## 5. Common Share ownership of the Board of Directors and Group Executives

### a) Board of Directors

The following table presents information, at December 31, 2025 and 2024, with respect to the ownership of Common Shares by each member of the Board of Directors (Board). Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares listed in the Common Shares Beneficially Owned column. Common Share ownership of Evan G. Greenberg, the Chairman of the Board, is included in Note 5 b) below.

| Name of Beneficial Owner | Year | Number of Common Shares Beneficially Owned | Number of Restricted Stock Units [1] | Number of Restricted Common Stock [2] |
|---|---|---|---|---|
| Michael G. Atieh | 2025 | — | 39,094 | 771 |
| | 2024 | — | 38,574 | 718 |
| Nancy K. Buese | 2025 | 1,648 | — | 1,284 |
| | 2024 | 728 | — | 1,227 |
| Sheila P. Burke | 2025 | 8,009 | 40,486 | 771 |
| | 2024 | 7,471 | 40,330 | 718 |
| Nelson J. Chai | 2025 | 538 | — | 771 |
| | 2024 | — | — | 718 |
| Michael P. Connors | 2025 | 17,044 | — | 771 |
| | 2024 | 16,506 | — | 718 |
| Michael L. Corbat | 2025 | 1,679 | — | 771 |
| | 2024 | 716 | — | 718 |
| Fred Hu | 2025 | — | — | 771 |
| | 2024 | — | — | — |
| Robert J. Hugin [3] | 2025 | 19,542 | — | 1,284 |
| | 2024 | 18,315 | — | 1,227 |
| Robert W. Scully [4] | 2025 | 45,276 | — | 1,421 |
| | 2024 | 44,243 | — | 1,378 |
| Theodore E. Shasta | 2025 | 14,810 | — | 771 |
| | 2024 | 14,272 | — | 718 |
| David H. Sidwell | 2025 | 13,986 | — | 771 |
| | 2024 | 13,377 | — | 812 |
| Olivier Steimer | 2025 | 22,741 | 3,943 | 771 |
| | 2024 | 22,062 | 3,891 | 718 |
| Frances F. Townsend [5] | 2025 | 4,408 | — | 771 |
| | 2024 | 3,870 | — | 718 |
| Total | 2025 | 149,681 | 83,523 | 11,699 |
| | 2024 | 141,560 | 82,795 | 10,388 |

[1] Represents Common Shares that will be issued to the director upon his or her separation from the Board. These Common Shares relate to stock units granted as director's compensation prior to 2008 and associated dividend reinvestment accruals.

For Ms. Burke includes deferred stock units and market value units granted to her while a director of The Chubb Corporation prior to the acquisition of The Chubb Corporation by Chubb. Such units will settle following separation from service. The number of vested market value units for Ms. Burke was 11,649 at December 31, 2025. The market value units include dividend reinvestment accruals for 2025 valued at $43,437.

[2] Represents Common Shares with respect to which the individual has the power to vote (but not to dispose of).

[3] Common Shares beneficially owned includes 335 shares held by Mr. Hugin's sons, of which Mr. Hugin disclaims beneficial ownership.

[4] Common Shares beneficially owned includes 23,765 shares held by a family foundation, of which Mr. Scully has no pecuniary interest in these shares.

[5] Common Shares beneficially owned includes 353 shares held by husband.

## b) Group Executives

The following table presents information, at December 31, 2025 and 2024, with respect to the beneficial ownership of Common Shares by each of the following Group Executives. Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares listed in the Common Shares Beneficially Owned column.

| Name of Beneficial Owner | Year | Number of Common Shares Beneficially Owned | Number of Common Shares Subject to Options [1] | Weighted Average Option Exercise Price in CHF | Option Exercise Years | Number of Restricted Common Stock [2] |
|---|---|---|---|---|---|---|
| Evan G. Greenberg [3] [4] | **2025** | **833,801** | **508,851** | **127.97** | **3.62** | **134,942** |
| | 2024 | 810,212 | 608,513 | 130.45 | 4.05 | 201,515 |
| Peter C. Enns | **2025** | **12,629** | **27,153** | **146.83** | **5.65** | **13,029** |
| | 2024 | 5,206 | 27,153 | 155.58 | 6.65 | 36,036 |
| John W. Keogh [5] | **2025** | **168,435** | **161,238** | **132.28** | **4.24** | **48,810** |
| | 2024 | 168,612 | 227,161 | 132.22 | 4.19 | 90,740 |
| Joseph F. Wayland | **2025** | **27,411** | **62,185** | **131.04** | **4.16** | **16,179** |
| | 2024 | 42,406 | 75,135 | 136.01 | 4.64 | 31,777 |
| Total | **2025** | **1,042,276** | **759,427** | | | **212,960** |
| | 2024 | 1,026,436 | 937,962 | | | 360,068 |

[1] Represents Common Shares that the individual has the right to acquire within 60 days of December 31, 2025 and 2024, through option exercises, both vested and unvested.

[2] Represents Common Shares with respect to which the individual has the power to vote (but not to dispose of).

[3] Mr. Greenberg shares with other persons the power to vote and/or dispose of 41,700 of the Common Shares listed at December 31, 2025 and 2024. The amount included in the table for Mr. Greenberg also contain**s** 498,920 and 524,648 additional pledged Common shares that are owned by trusts or entities in which adult family members of Mr. Greenberg are beneficiaries at December 31, 2025 and 2024, respectively.

[4] Mr. Greenberg pledged 55,000 Common Shares Beneficially Owned in connection with a margin account at December 31, 2025 and 2024.

[5] Mr. Keogh shares with other persons the power to vote and/or dispose of 19,586 and 29,380 of the Common Shares listed at December 31, 2025 and 2024, respectively.

## 6. Shareholders' equity

The following table presents issued, authorized, and conditional share capital, at December 31, 2025 and 2024. Treasury shares held by Chubb which are issued, but not outstanding totaled 11,784,655 and 6,537,145 shares for the years ended December 31, 2025 and 2024, respectively. In addition to the treasury shares held by Chubb, subsidiaries of Chubb held 9,019,620 treasury shares at a cost of CHF 1.2 billion ($1.3 billion) and 11,403,758 treasury shares at a cost of CHF 1.5 billion ($1.6 billion), for the years ended December 31, 2025 and 2024, respectively.

| | Year ended December 31 | |
|---|---|---|
| | **2025** | 2024 |
| | **Number of Shares** | Number of Shares |
| Shares Issued | **412,107,421** | 419,625,986 |
| Authorized share capital for general purposes [1] | **82,421,484** | 83,925,197 |
| Conditional share capital for bonds and similar debt instruments | **33,000,000** | 33,000,000 |
| Conditional share capital for employee benefit plans | **25,410,929** | 25,410,929 |

[1] Effective May 15, 2025, the Board has shareholder-approved authority as set forth in the Articles of Association to increase or decrease the share capital by up to 20 percent from time to time until May 15, 2026, within the upper limit of CHF 247,264,452.50, corresponding to 494,528,905 registered shares, each to be fully paid up, with a par value of CHF 0.50 each, and the lower limit of CHF 164,842,968.50, corresponding to 329,685,937 registered shares, each to be fully paid up, with a par value of CHF 0.50 each. Any such increases or decreases would be subject to Swiss law and procedures and the Articles of Association.

Effective May 16, 2024, the Board had shareholder-approved authority as set forth in the Articles of Association to increase or decrease the share capital by up to 20 percent from time to time until May 16, 2025, within the upper limit of CHF 251,775,591.50, corresponding to 503,551,183 registered shares, each to be fully paid up, with a par value of CHF 0.50 each, and the lower limit of CHF 167,850,394.50, corresponding to 335,700,789 registered shares, each to be fully paid up, with a par value of CHF 0.50 each. Any such increases or decreases would be subject to Swiss law and procedures and the Articles of Association.

**a) Shares authorized and issued**

All Common Shares are authorized under Swiss Corporate law. Chubb's share capital consisted of 412,107,421 and 419,625,986 Common Shares, with a par value of CHF 0.50 per share at December 31, 2025 and 2024, respectively.

**b) Conditional share capital**

**(i) Conditional share capital for bonds and similar debt instruments**

At December 31, 2025 and 2024, the share capital of Chubb was authorized to be increased through the issuance of a maximum of 33,000,000 fully paid up shares each with a par value of CHF 0.50 per share through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes, or similar instruments, issued or to be issued by Chubb, including convertible debt instruments.

**(ii) Conditional share capital for employee benefit plans**

At December 31, 2025 and 2024, the share capital of Chubb was authorized to be increased through the issuance of a maximum of 25,410,929 fully paid up shares each with a par value of CHF 0.50 per share in connection with the exercise of option rights granted to any employee of Chubb or a subsidiary, and any consultant, director, or other person providing services to Chubb or a subsidiary.

**c) Capital contribution reserves**

At our May 2025 annual general meeting, our shareholders approved an annual dividend for the following year of up to $3.88 per share, expected to be paid in four quarterly installments of $0.97 per share after the annual general meeting by way of distribution from capital contribution reserves, transferred to free reserves for payment. The Board will determine the record and payment dates at which the annual dividend may be paid until the date of the 2026 annual general meeting, and is authorized to abstain from distributing a dividend at its discretion. The first three quarterly installments each of $0.97 per share have been declared by the Board and distributed as expected.

At our May 2024 annual general meeting, our shareholders approved an annual dividend for the following year of up to $3.64 per share, which were paid in four quarterly installments of $0.91 per share after the annual general meeting by way of distribution from capital contribution reserves, transferred to free reserves for payment.

The following table presents dividend distributions per Common Share in Swiss francs (CHF) and U.S. dollars (USD) for the years ended December 31, 2025 and 2024:

| | 2025 | | 2024 | |
| --- | --- | --- | --- | --- |
| | CHF | USD | CHF | USD |
| Dividends - distributed from Capital contribution reserves | 3.18 | $ 3.82 | 3.15 | $ 3.59 |
| Total dividend distributions per common share | 3.18 | $ 3.82 | 3.15 | $ 3.59 |

**d) Treasury Shares - Owned by Chubb**

Treasury shares held by Chubb are carried at cost. On March 7, 2025, Chubb completed a share capital reduction by means of cancellation of 7,518,565 Common Shares purchased under our share repurchase program during 2024. The capital reduction was completed in accordance with the capital band provision for authorized share capital increases and reductions by the Board set forth in the Articles of Association. At our May 2024 annual general meeting, our shareholders approved the cancellation of 11,825,600 shares purchased under our share repurchase programs during 2023. The capital reduction was subject to publication requirements and became effective in accordance with Swiss law on May 21, 2024.

The following table presents a roll-forward of treasury shares held by Chubb for the years ended December 31, 2025 and 2024:

| | 2025 | | 2024 | |
| (in millions of Swiss francs, except for share data) | Number of Shares | Cost | Number of Shares | Cost |
|---|---|---|---|---|
| Balance – beginning of year | 6,537,145 | 1,542 | 11,135,600 | 2,086 |
| Repurchase of shares | 12,766,075 | 3,024 | 7,227,145 | 1,674 |
| Cancellation of shares | (7,518,565) | (1,789) | (11,825,600) | (2,218) |
| Balance – end of year | 11,784,655 | 2,777 | 6,537,145 | 1,542 |

**e) Treasury Shares - Reserve for Treasury Shares**

Treasury shares held by Chubb subsidiaries are carried at cost. The following table presents a roll-forward of treasury shares held by Chubb subsidiaries for the years ended December 31, 2025 and 2024:

| | 2025 | | 2024 | |
| (in millions of Swiss francs, except for share data) | Number of Shares | Cost | Number of Shares | Cost |
|---|---|---|---|---|
| Balance – beginning of year | 11,403,758 | 1,526 | 14,356,349 | 1,901 |
| Additions related to share-based compensation plans | 603,758 | 136 | 627,517 | 138 |
| Redeemed under share-based compensation plans | (2,987,896) | (435) | (3,580,108) | (513) |
| Balance – end of year | 9,019,620 | 1,227 | 11,403,758 | 1,526 |

Increases in treasury shares held by Chubb and its subsidiaries are due to the surrender of Common Shares to satisfy tax withholding obligations in connection with the vesting of restricted stock and the forfeiture of unvested restricted stock. Decreases in treasury shares are principally due to grants of restricted stock, exercises of stock options, and purchases under the Employee Stock Purchase Plan (ESPP).

**f) Movements in Statutory Retained earnings**

| | Year ended December 31 | |
| (in millions of Swiss francs) | 2025 | 2024 |
|---|---|---|
| Balance – beginning of year | 21,682 | 20,415 |
| Attribution to / release reserve for treasury shares | 299 | 375 |
| Cancellation of treasury shares | (1,785) | (2,212) |
| Profit for the year | 4,237 | 3,104 |
| Balance – end of year | 24,433 | 21,682 |

### g) Chubb securities repurchase authorization

From time to time, Chubb repurchases shares as part of our capital management program and to partially offset potential dilution from the exercise of stock options and the granting of restricted stock under share-based compensation plans.  Our Board has authorized share repurchase programs as follows:

- $5.0 billion of Chubb Common Shares, effective July 1, 2023 with no expiration date (revoked June 30, 2025 in connection with new authorization); and
- $5.0 billion of Chubb Common Shares, effective July 1, 2025 with no expiration date.

Share repurchases may be in the open market, in privately negotiated transactions, block trades, accelerated repurchases and/or through option or other forward transactions. The following table presents repurchases of Chubb's Common Shares conducted in a series of open market transactions under the Board authorizations:

| | Year ended December 31 | |
|---|---|---|
| (in millions of Swiss francs, except for share data) | **2025** | 2024 |
| Number of shares repurchased | **12,766,075** | 7,227,145 |
| Cost of shares repurchased | **3,024** | 1,674 |

### h) General restrictions

Holders of Common Shares are entitled to receive dividends as proposed by the Board and approved by the shareholders. Holders of Common Shares are allowed one vote per share provided that, if the controlled shares of any shareholder constitute ten percent or more of the outstanding Common Shares of Chubb, only a fraction of the vote will be allowed so as not to exceed ten percent. Entry of acquirers of Common Shares as shareholders with voting rights in the share register may be refused if it would confer voting rights with respect to ten percent or more of the registered share capital recorded in the commercial register.

### 7. Other disclosures required by Swiss law

### a) Expenses

Total personnel expenses amounted to CHF 11.2 million ($13.4 million) and CHF 10.0 million ($11.3 million) for the years ended December 31, 2025 and 2024, respectively. The number of full-time positions on an annual average was no more than 50 for years ended December 31, 2025 and 2024.

There was no amortization expense related to tangible property for the years ended December 31, 2025 and 2024.

### b) Fees paid to auditors

Fees paid to auditors by Chubb totaled CHF 4.0 million ($4.8 million) and CHF 4.5 million ($5.1 million) for the years ended December 31, 2025 and 2024, respectively. An allocation of audit fees for professional services rendered in connection with the integrated audit of our consolidated financial statements and internal controls over financial reporting and audit fees for the standalone Swiss statutory financial statements totaled CHF 3.5 million ($4.2 million) and CHF 3.8 million ($4.3 million) for the years ended December 31, 2025 and 2024, respectively. Tax fees totaled CHF 0.5 million ($0.6 million) and CHF 0.7 million ($0.8 million) for the years ended December 31, 2025 and 2024, respectively.

### c) Loans to subsidiaries

The following table presents information regarding loans to subsidiaries at December 31, 2025 and 2024:

| (in millions of Swiss francs) | **2025** | 2024 |
|---|---|---|
| Loans to Chubb Group Holdings Inc. | **102** | 117 |
| Loans to Chubb INA International Holdings Ltd., Agencia en Chile | **112** | 161 |
| Total loans to subsidiaries | **214** | 278 |

### d) Receivable from subsidiaries

The following table presents information regarding receivables from subsidiaries at December 31, 2025 and 2024:

| (in millions of Swiss francs) | 2025 | 2024 |
|---|---|---|
| Receivable from Chubb Group Holdings Inc. | 61 | 40 |
| Receivable from Chubb INA Holdings LLC | 581 | 359 |
| Receivable from Chubb Group Management and Holdings Ltd. | 1 | 2 |
| Receivable from LINA Life Insurance Company of Korea | 1 | 1 |
| Total receivable from subsidiaries | 644 | 402 |

### e) Payable to subsidiaries

The following table presents information regarding payables to subsidiaries at December 31, 2025 and 2024:

| (in millions of Swiss francs) | 2025 | 2024 |
|---|---|---|
| Payable to Chubb Group Holdings Inc. | 656 | 673 |
| Payable to Chubb INA Holdings LLC | — | 1 |
| Payable to Chubb Group Management and Holdings Ltd. | 255 | 187 |
| Total payable to subsidiaries | 911 | 861 |

### 8. Subsequent event

On February 26, 2026, pursuant to the capital band for share capital increases and reductions approved by Chubb's shareholders at the 2025 annual general meeting, the Board approved in principle a reduction in the share capital of CHF 5,993,287.00, by means of cancellation of 11,986,574 repurchased shares, with a par value of CHF 0.50 each. Upon completion of the capital reduction, which is expected to be completed in March 2026, the share capital amount would change from CHF 206,053,710.50, divided into 412,107,421 registered shares, to CHF 200,060,423.50, divided into 400,120,847 registered shares.

**Proposed appropriation of available earnings**

Our Board of Directors (Board) proposes to the Annual General Meeting that Chubb's disposable profit (including the net income and the other items as shown below) be carried forward. The following table shows the appropriation of available earnings as proposed by the Board for the year ended December 31, 2025.

| (in millions of Swiss francs) | 2025 | 2024 |
|---|---|---|
| Balance brought forward | 21,682 | 20,415 |
| Profit for the year | 4,237 | 3,104 |
| Cancellation of treasury shares | (1,785) | (2,212) |
| Attribution to reserve for treasury shares | 299 | 375 |
| Balance carried forward | 24,433 | 21,682 |

In order to pay dividends, our Board proposes that an aggregate amount equal to CHF 2.5 billion be released from the capital contribution reserves account in 2026 and allocated to a segregated reserve for dividends account (the "Dividend Reserve"). The Board proposes to distribute a dividend to the shareholders up to an aggregate amount totaling $4.08 per Common Share from, and limited at a maximum to the amount of, the Dividend Reserve in one or more installments, in such amounts and on such record and payment dates as determined by the Board in its discretion. If the Board deems it advisable for Chubb, the Board shall be authorized to abstain (in whole or in part) from distributing a dividend in its discretion. The authorization of the Board to distribute the installments from the Dividend Reserve will expire on the date of the 2027 annual general meeting, on which date any balance remaining in the Dividend Reserve will be automatically reallocated to the capital contribution reserves account.

If the Annual General Meeting approves this proposal, our Board currently intends to distribute the dividend in four equal installments of $1.02 each, on record dates at about the end of June, September, December and March, respectively, with payment dates about 21 days thereafter.

At December 31, 2025, 391,303,146 of Chubb's Common Shares were eligible for dividends.

At the 2025 annual general meeting, Chubb's shareholders approved an aggregate annual dividend by way of a distribution from Capital contribution reserves, transferred to free reserves at the time of payment in 2025 totaling $3.88 per Common Share. The annual dividend was payable in four installments, each denominated in CHF but adjusted appropriately so that the U.S. dollar value of the installment remained at $0.97. The installments were subject to a dividend cap expressed in CHF which was not reached for 2025.

**REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF CHUBB LIMITED, ZURICH ON THE (SWISS STATUTORY) FINANCIAL STATEMENTS**

## Report on the audit of the financial statements

*Opinion*
We have audited the Swiss statutory financial statements of Chubb Limited (the Company), which comprise the Swiss statutory balance sheet as at December 31, 2025, and the Swiss statutory statement of income for the year then ended, and notes to Swiss statutory financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements (pages S-2 to S-13) comply with Swiss law and the Company's articles of association.

*Basis for opinion*
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

## Our audit approach



*Overview*

Overall materiality: CHF 280 million

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

As key audit matter the following area of focus has been identified:

- Investments in subsidiaries

*Materiality*
The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

| | |
|---|---|
| **Overall materiality** | CHF 280 million |
| **Benchmark applied** | Net Assets |
| **Rationale for the materiality benchmark applied** | We chose Net Assets as the benchmark because, in our view, it is the benchmark which best reflects the purpose of the Company, that is to hold investments in affiliates, but not to conduct its own operations. |

We agreed with the Audit Committee that we would report to them misstatements above CHF 14 million identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

*Audit scope*
We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

*Key audit matters*
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

### Investments in subsidiaries

| Key audit matter | How our audit addressed the key audit matter |
|---|---|
| As set out in the balance sheet and at footnote 4, the Company owns six direct subsidiaries as at December 31, 2025 with a total book value of CHF 37.7 billion, representing 96% of the Company's total assets. | We obtained an understanding of management's process and controls and assessed and tested the design and operating effectiveness of a selected key control over the recoverability of the carrying value of investments in subsidiaries. |
| We focused on investments in subsidiaries due to the size of this area relative to the total assets, and the fact that there is judgment involved in assessing whether the carrying values of the investments in subsidiaries were impaired. | In relation to the particular matters set out opposite, our testing procedures included the following: |
| The Swiss accounting law generally requires an individual impairment assessment at the investment or unit of account level. | • We tested the Company's impairment analyses performed for the six direct subsidiaries. The assessment of potential impairment indicators included as a first step the comparison of the recorded Swiss statutory carrying value with the net asset value of each subsidiary. In case the net asset value was smaller than the carrying value, a more detailed assessment was performed, to assess whether there was any potential need for impairment. |
| | • Where a more detailed assessment was triggered, we challenged management on the recoverable amount and tested alternative evidence as provided by management. |
| | The results of our procedures were presented to the Audit Committee. |

*Other information*

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the Swiss statutory financial statements, the consolidated financial statements, the Swiss statutory compensation report and our auditor's reports thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the Swiss statutory financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Swiss statutory financial statements, our responsibility is to read the other information when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Swiss statutory financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

*Board of Directors' responsibilities for the financial statements*
The Board of Directors is responsible for the preparation of financial statements in accordance with the provisions of Swiss law and the Company's articles of association, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

*Auditor's responsibilities for the audit of the financial statements*
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website: http://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

## Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the financial statements.

Based on our audit according to article 728a para. 1 item 2 CO, we confirm that the Board of Directors' proposal complies with Swiss law and the Company's articles of association. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

/s/ Martin Schwörer                                    /s/ Beat Walter
Martin Schwörer                                        Beat Walter

Licensed audit expert                                  Licensed audit expert
Auditor in charge

Zurich, February 28, 2026

**CHUBB LIMITED**

**SWISS STATUTORY COMPENSATION REPORT**

**December 31, 2025**

**SWISS STATUTORY COMPENSATION REPORT**

**A. General**

Under Art. 734 et seq. of the Swiss Code of Obligations (the "Code") and our Articles of Association, we are required to prepare a separate Swiss Statutory Compensation Report each year that contains specific items in a presentation format determined by the Code. This compensation report covers compensation for our Board of Directors and Executive Management for the 2025 financial year.

Our Executive Management (as defined under Swiss law) is appointed by our Board. For each of 2025 and 2024, our Executive Management consisted of Evan G. Greenberg, Chairman and Chief Executive Officer; Peter C. Enns, Chief Financial Officer; John W. Keogh, President and Chief Operating Officer, and Chairman, North America Insurance; and Joseph F. Wayland, General Counsel and Secretary.

For more detailed information about compensation for our Board of Directors and Executive Management, please review our Proxy Statement in connection with our 2026 annual general meeting of shareholders. You may access this report on the Investor Information section of our website at investors.chubb.com/governance/general-meeting-of-shareholders/default.aspx or by contacting Investor Relations by telephone, email or mail at:

Telephone:      +1 (212) 827-4445

Email:          investorrelations@chubb.com

Mail:           Investor Relations, Chubb Limited, 550 Madison Avenue, 36th Floor, New York, New York 10022

References in this report to "we," "our" or "Chubb" are to Chubb Limited.

**B. Compensation of the Board of Directors and Executive Management**

**Basis of Presentation**

The following information sets forth the compensation for the years ended December 31, 2025 and 2024, of the members of the Board and Executive Management for all of the functions that they have performed for Chubb. Compensation of the Board is paid by Chubb. Compensation of Executive Management is paid by Chubb and the Chubb group entities by which they are employed. Compensation is paid as a combination of U.S. dollars, our functional currency, and whole Swiss franc amounts translated from U.S. dollars. Where presented, 2025 and 2024 Swiss franc compensation figures have been translated at the average exchange rates. Swiss franc-equivalent total compensation of the Board and Executive Management is included in Tables 1 and 2 below. The average exchange rate we used for U.S. dollars into Swiss francs was 0.83065179 for 2025 and 0.88013929 for 2024.

This report is established in accordance with the provisions of the Code.

**Compensation of the Board of Directors**

Our directors receive compensation in accordance with our Outside Directors Compensation Parameters. The Board made changes to the Outside Director Compensation Parameters effective as of the date of the May 2025 annual general meeting, increasing the annual cash retainer from $135,000 (CHF 112,138 in 2025; CHF 118,819 in 2024) to $150,000 (CHF 124,598); the equity retainer from $190,000 (CHF 157,824 in 2025; CHF 167,226 in 2024) to $225,000 (CHF 186,897); and the Compensation Committee Chair cash retainer from $25,000 (CHF 20,766 in 2025; CHF 22,003 in 2024) to $30,000 (CHF 24,920). The Board further determined to eliminate per meeting fees for special Board or committee meetings. No such fees were paid in either 2025 or 2024.

The Lead Director and other Committee Chair cash retainers for 2025 were unchanged from 2024, and were as follows:

> Lead Director - $100,000 (CHF 83,065)
> Audit Committee Chair - $40,000 (CHF 33,226)
> Nominating & Governance Committee Chair - $25,000 (CHF 20,766)
> Risk & Finance Committee Chair - $35,000 (CHF 29,073)

The compensation for the Board for the financial year 2025 set forth in Table 1 is therefore composed of compensation under the prior parameters from January 1 to the date of our 2025 annual general meeting, and compensation under the revised parameters from such date through the end of 2025.

The equity retainer noted above is in the form of restricted stock awards, based on the fair value of Chubb's Common Shares as of the date of the award. Restricted stock awards vest at the following year's annual general meeting. The cash retainer is paid to non-employee directors quarterly, although directors may elect to receive up to all of their compensation, other than compensation for special meetings, in the form of restricted stock awards.

Chubb's Corporate Governance Guidelines specify director equity ownership requirements. Chubb awards non-employee directors restricted stock awards and for 2025 mandated minimum equity ownership of five times the annual cash retainer, which translates to $750,000 (CHF 622,989). Each director has until the fifth anniversary of his or her initial election to the Board to achieve this minimum. The previously granted restricted stock awards (whether or not vested) are counted toward achieving this minimum.

Once a director has achieved the minimum equity ownership, this requirement will remain satisfied going forward as long as he or she retains the number of shares valued at the minimum amount based on the New York Stock Exchange closing price for Chubb's Common Shares as of the date the minimum threshold is initially met. Any vested shares held by a director in excess of the minimum share equivalent may be sold at the director's discretion after consultation with Chubb's General Counsel and in accordance with the requirements of Chubb's Global Restrictions on Insider Trading and Trading Chubb Securities Policy.

No non-market standard compensation was paid to former directors nor did any former director receive any benefits in kind or waivers of claims during the years ended December 31, 2025 and 2024.

During the years ended December 31, 2025 and 2024, no current directors received benefits in kind or waivers of claims and no compensation had been paid to any related party of current or former directors, except as noted below with respect to our director charitable contributions program. Additionally, no related party of current or former directors received any benefits in kind or waivers of claims during 2025 or 2024. At each of December 31, 2025 and 2024, no current or former directors or any related party of current or former directors had outstanding loans or credits from Chubb.

Chubb has a matching charitable contributions program for directors under which Chubb will match director charitable contributions to eligible registered charities up to a maximum, which was $40,000 (CHF 33,226 in 2025; CHF 35,206 in 2024) per year for both 2025 and 2024. For Swiss law purposes, some of these matching contributions during the years ended December 31, 2025 and 2024 qualified as related party transactions because our directors or members of their immediate family were directors or officers of the organization. Chubb matched a total of $49,000 (CHF 40,702) in contributions to 9 organizations in 2025 and $63,004 (CHF 55,452) in contributions to 10 organizations in 2024.

The following Table 1 is audited and presents information concerning director compensation paid or, in the case of restricted stock awards, earned in the years ended December 31, 2025 and 2024. Although Evan G. Greenberg is a director and Chairman of the Board, Mr. Greenberg receives no compensation in respect of these duties. Details of Mr. Greenberg's compensation in his capacity as a member of Executive Management are included in Table 2 below.

**Table 1**

| Name | Year | Board Function | Fees Earned or Paid | Stock Awards [1] | All Other [2] | Total in USD | Total in CHF |
|---|---|---|---|---|---|---|---|
| Michael G. Atieh | **2025** | **Member** | $ **146,250** | $ **211,875** | $ **—** | $ **358,125** | **CHF 297,477** |
| | 2024 | Member | $ 135,000 | $ 190,000 | $ — | $ 325,000 | CHF 286,045 |
| Kathy Bonanno | **2025** | **Retired** | **—** | **—** | **—** | **—** | **—** |
| | 2024 | Member (Retired) | 33,750 | 71,250 | — | 105,000 | 92,415 |
| Nancy K. Buese | **2025** | **Member** | **—** | **356,250** | **—** | **356,250** | **295,920** |
| | 2024 | Member | 33,750 | 274,375 | — | 308,125 | 271,193 |
| Sheila P. Burke | **2025** | **Member** | **146,250** | **211,875** | **—** | **358,125** | **297,477** |
| | 2024 | Member | 135,000 | 190,000 | — | 325,000 | 286,045 |
| Nelson J. Chai | **2025** | **Member** | **146,250** | **211,875** | **—** | **358,125** | **297,477** |
| | 2024 | Member | 101,250 | 118,750 | — | 220,000 | 193,631 |
| Michael P. Connors | **2025** | **Lead Director** | **246,250** | **211,875** | **—** | **458,125** | **380,542** |
| | 2024 | Lead Director | 222,500 | 190,000 | — | 412,500 | 363,057 |
| Michael L. Corbat | **2025** | **Member** | **146,250** | **211,875** | **903** | **359,028** | **298,227** |
| | 2024 | Member | 135,000 | 190,000 | — | 325,000 | 286,045 |
| Fred Hu [3] | **2025** | **Member** | **112,500** | **140,625** | **—** | **253,125** | **210,259** |
| Robert J. Hugin | **2025** | **Member** | **—** | **356,250** | **—** | **356,250** | **295,920** |
| | 2024 | Member | — | 325,000 | — | 325,000 | 286,045 |
| Robert W. Scully | **2025** | **Member Chair - Audit** | **—** | **396,250** | **—** | **396,250** | **329,146** |
| | 2024 | Member Chair - Audit | — | 363,125 | — | 363,125 | 319,601 |
| Theodore E. Shasta | **2025** | **Member** | **146,250** | **211,875** | **—** | **358,125** | **297,477** |
| | 2024 | Member | 135,000 | 190,000 | — | 325,000 | 286,045 |
| David H. Sidwell | **2025** | **Member Chair - Nominating & Governance** | **165,000** | **221,250** | **—** | **386,250** | **320,839** |
| | 2024 | Member Chair - Nominating & Governance | 140,000 | 205,625 | — | 345,625 | 304,198 |
| Olivier Steimer | **2025** | **Member Chair - Risk & Finance** | **181,250** | **211,875** | **—** | **393,125** | **326,550** |
| | 2024 | Member Chair - Risk & Finance | 167,500 | 190,000 | — | 357,500 | 314,650 |
| Frances F. Townsend | **2025** | **Member Chair - Compensation** | **175,000** | **211,875** | **—** | **386,875** | **321,358** |
| | 2024 | Member Chair - Compensation | 160,000 | 190,000 | — | 350,000 | 308,049 |
| Total | **2025** | | $ **1,611,250** | $ **3,165,625** | $ **903** | $ **4,777,778** | **CHF 3,968,669** |
| | 2024 | | $ 1,398,750 | $ 2,688,125 | $ — | $ 4,086,875 | CHF 3,597,019 |

[1] The Stock Awards column reflects restricted stock awards earned during 2025 and 2024. These stock awards were granted at fair value in May 2025, May 2024 and May 2023, respectively, at the annual general meetings and vest at the subsequent year's annual general meeting.

[2] The All Other column reflects personal use of corporate aircraft.

[3] Prior to his election to the Board in May 2025, Mr. Fred Hu served as a consultant to the Board. For such service, which terminated prior to his election to the Board, Mr. Hu received consultant fees in 2025 of $50,000 (CHF 41,533), none of which related to service as a director and are therefore not included in Table 1.

## Compensation of Executive Management

The following Table 2 and paragraphs that follow are audited and present information concerning Executive Management's 2025 and 2024 compensation.

### Table 2

| Name and Principal Position | Year | Salary | Bonus | Stock Awards [1] | All Other Compensation [2] | Total in USD | Total in CHF |
|---|---|---|---|---|---|---|---|
| Evan G. Greenberg Chairman and Chief Executive Officer, Chubb Limited (highest paid executive) | **2025** | **$ 1,600,000** | **$11,000,000** | **$ 21,400,221** | **$ 1,730,454** | **$ 35,730,675** | **CHF 29,679,749** |
| | 2024 | $ 1,600,000 | $ 9,500,000 | $ 18,850,128 | $ 1,688,077 | $ 31,638,205 | CHF 27,846,027 |
| All Other Executive Management | **2025** | **$ 3,026,923** | **$ 7,734,000** | **$ 16,600,552** | **$ 1,186,950** | **$ 28,548,425** | **CHF 23,713,800** |
| | 2024 | $ 2,950,000 | $ 6,871,000 | $ 15,100,381 | $ 1,092,265 | $ 26,013,646 | CHF 22,895,632 |
| Total | **2025** | **$ 4,626,923** | **$18,734,000** | **$ 38,000,773** | **$ 2,917,404** | **$ 64,279,100** | **CHF 53,393,549** |
| | 2024 | $ 4,550,000 | $16,371,000 | $ 33,950,509 | $ 2,780,342 | $ 57,651,851 | CHF 50,741,659 |

[1] The Stock Awards column discloses the fair value of the stock awards granted on March 2, 2026 for 2025 and March 3, 2025 for 2024. In comparison, the Summary Compensation Table in the Company's annual proxy statement (unaudited) only discloses equity grants for a particular fiscal year based on the grants made during that fiscal year. This column includes performance-based restricted stock and stock unit awards (target portion).

[2] All Other Compensation column includes perquisites and other personal benefits, consisting of the following:

- For Mr. Greenberg, contributions to retirement plans of $1,332,000 (CHF 1,106,428) for 2025 and $1,272,000 (CHF 1,119,537) for 2024, personal use of corporate and chartered aircraft of $299,844 (CHF 249,066) for 2025 and $299,505 (CHF 263,606) for 2024, and miscellaneous other benefits of $98,610 (CHF 81,911) for 2025 and $116,572 (CHF 102,600) for 2024, including executive medical coverage and matching contributions made under our matching charitable contributions program. In August 2022, Mr. Greenberg entered into an Aircraft Time Sharing Agreement with the Company that allows him to reimburse Chubb for his personal use of corporate aircraft based on the incremental cost of each flight to Chubb, provided that the amount does not exceed the maximum allowed under U.S. Federal Aviation Administration (FAA) regulations. Such reimbursed amounts are not perquisites and are not included in the table above. The Board requires Mr. Greenberg to use corporate aircraft for all travel whenever practicable for security reasons and in light of the international nature of the Company's business.

- For the other members of Executive Management, contributions to retirement plans, housing allowance, personal use of corporate aircraft and corporate apartment, and miscellaneous other benefits, including, as applicable, club memberships, financial planning, executive medical coverage, matching contributions made under our matching charitable contributions program, car allowance or car lease and car maintenance allowance.

  - Personal use of the corporate aircraft was limited to space available on normally scheduled management business flights.

  - Contributions to retirement plans for all members of Executive Management for 2025 and 2024 totaled $2,092,703 (CHF 1,738,307) and $1,974,660 (CHF 1,737,976), respectively. These consist of discretionary and non-discretionary employer contributions. The discretionary employer contributions for 2025 have been calculated and are expected to be paid in April 2026.

No former member of Executive Management or any related party of current or former Executive Management received non-market standard compensation from Chubb during each of the years ended December 31, 2025 and 2024. No current or former member of Executive Management or any related party thereto received benefits in kind or waivers of claims during 2025 and 2024 other than as described in the footnotes to Table 2.

At each of December 31, 2025 and 2024, no current or former member of Executive Management or any related party of a current or former member of Executive Management had outstanding loans or credits from Chubb.

## C. Common Share Ownership of the Board of Directors and Executive Management

### a) Board of Directors

The following table is audited and presents information, at December 31, 2025 and 2024, with respect to the beneficial ownership of Common Shares by each member of the Board of Directors. Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares listed in the Common Shares Beneficially Owned column. None of the members of our Board of Directors listed below holds options to acquire Common Shares. Common Share ownership of Evan G. Greenberg, the Chairman of the Board, is included in b) below.

| Name of Beneficial Owner | Year | Number of Common Shares Beneficially Owned | Number of Restricted Stock Units [1] | Number of Restricted Common Shares [2] |
|---|---|---|---|---|
| Michael G. Atieh | 2025 | — | 39,094 | 771 |
| | 2024 | — | 38,574 | 718 |
| Nancy K. Buese | 2025 | 1,648 | — | 1,284 |
| | 2024 | 728 | — | 1,227 |
| Sheila P. Burke | 2025 | 8,009 | 40,486 | 771 |
| | 2024 | 7,471 | 40,330 | 718 |
| Nelson J. Chai | 2025 | 538 | — | 771 |
| | 2024 | — | — | 718 |
| Michael P. Connors | 2025 | 17,044 | — | 771 |
| | 2024 | 16,506 | — | 718 |
| Michael L. Corbat | 2025 | 1,679 | — | 771 |
| | 2024 | 716 | — | 718 |
| Fred Hu | 2025 | — | — | 771 |
| | 2024 | — | — | — |
| Robert J. Hugin [3] | 2025 | 19,542 | — | 1,284 |
| | 2024 | 18,315 | — | 1,227 |
| Robert W. Scully [4] | 2025 | 45,276 | — | 1,421 |
| | 2024 | 44,243 | — | 1,378 |
| Theodore E. Shasta | 2025 | 14,810 | — | 771 |
| | 2024 | 14,272 | — | 718 |
| David H. Sidwell | 2025 | 13,986 | — | 771 |
| | 2024 | 13,377 | — | 812 |
| Olivier Steimer | 2025 | 22,741 | 3,943 | 771 |
| | 2024 | 22,062 | 3,891 | 718 |
| Frances F. Townsend [5] | 2025 | 4,408 | — | 771 |
| | 2024 | 3,870 | — | 718 |
| Total | 2025 | 149,681 | 83,523 | 11,699 |
| | 2024 | 141,560 | 82,795 | 10,388 |

[1] Represents Common Shares that will be issued to the director upon his or her separation from the Board. These Common Shares relate to stock units granted as director's compensation prior to 2008 and associated dividend reinvestment accruals.

For Ms. Burke the table includes deferred stock units and market value units granted to her while a director of The Chubb Corporation prior to the acquisition of The Chubb Corporation by the Company. Such units will settle following separation from service. The number of vested market value units for Ms. Burke was 11,649 at December 31, 2025. The market value units include dividend reinvestment accruals for 2025 valued at $43,437.

[2] Represents Common Shares with respect to which the individual has the power to vote (but not to dispose of).

[3] Common Shares beneficially owned includes 335 shares held by Mr. Hugin's sons, of which Mr. Hugin disclaims beneficial ownership.

[4] Common Shares beneficially owned includes 23,765 shares held by a family foundation, of which Mr. Scully disclaims beneficial ownership.

[5] Common Shares beneficially owned includes 353 shares held by husband.

## b) Executive Management

The following table is audited and presents information, at December 31, 2025 and 2024, with respect to the beneficial ownership of Common Shares by each of the following members of Executive Management. Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares listed in the Common Shares Beneficially Owned column.

| Name of Beneficial Owner | Year | Number of Common Shares Beneficially Owned | Number of Common Shares Subject to Options [1] | Weighted Average Option Exercise Price in CHF | Option Exercise Years | Number of Restricted Common Shares [2] |
|---|---|---|---|---|---|---|
| Evan G. Greenberg [3] [4] | **2025** | **833,801** | **508,851** | **127.97** | **3.62** | **134,942** |
| | 2024 | 810,212 | 608,513 | 130.45 | 4.05 | 201,515 |
| Peter C. Enns | **2025** | **12,629** | **27,153** | **146.83** | **5.65** | **13,029** |
| | 2024 | 5,206 | 27,153 | 155.58 | 6.65 | 36,036 |
| John W. Keogh [5] | **2025** | **168,435** | **161,238** | **132.28** | **4.24** | **48,810** |
| | 2024 | 168,612 | 227,161 | 132.22 | 4.19 | 90,740 |
| Joseph F. Wayland | **2025** | **27,411** | **62,185** | **131.04** | **4.16** | **16,179** |
| | 2024 | 42,406 | 75,135 | 136.01 | 4.64 | 31,777 |
| Total | **2025** | **1,042,276** | **759,427** | | | **212,960** |
| | 2024 | 1,026,436 | 937,962 | | | 360,068 |

[1] Represents Common Shares that the individual has the right to acquire within 60 days of December 31, 2025 and 2024, through option exercises, both vested and unvested.

[2] Represents Common Shares with respect to which the individual has the power to vote (but not to dispose of).

[3] Mr. Greenberg shares with other persons the power to vote and/or dispose of 41,700 of the Common Shares listed at December 31, 2025 and 2024. The amount included in the table for Mr. Greenberg also contains 498,920 and 524,648 additional pledged Common Shares that are owned by trusts or entities in which adult family members of Mr. Greenberg are beneficiaries at December 31, 2025 and 2024, respectively.

[4] Mr. Greenberg pledged 55,000 Common Shares Beneficially Owned in connection with a margin account at December 31, 2025 and 2024.

[5] Mr. Keogh shares with other persons the power to vote and/or dispose of 19,586 and 29,380 of the Common Shares listed at December 31, 2025 and 2024, respectively.

## D. Biographies of the Board of Directors and Executive Management

The following includes the biographies of our Board of Directors and Executive Management, as well as the disclosures on activities of our Board of Directors and Executive Management in comparable positions in undertakings with an economic (i.e., commercial) purpose as required by Art. 734e of the Code. The information pursuant to Art. 734e of the Code is audited.

## a) Board of Directors

**Evan G. Greenberg**

Chairman and
Chief Executive Officer,
Chubb Limited

Age: 71

Years of Service: 24 (since 2002)

Committee Memberships:
Executive (Chairman)

Evan G. Greenberg is Chairman and Chief Executive Officer of Chubb Limited. Over the course of 50 years in the insurance industry, he has held various underwriting and leadership positions in the global property, casualty and life insurance sectors. Mr. Greenberg was elected President and Chief Executive Officer in May 2004 and Chairman of the Board of Directors in May 2007. Under his leadership, Chubb has grown to become one of the largest insurance companies in the world. Mr. Greenberg joined the company, then named ACE Limited, in 2001 as Vice Chairman. Previously, he served 25 years at American International Group, Inc., including as President and Chief Operating Officer.

Mr. Greenberg is engaged in international economic and foreign affairs through his service on the boards of several institutions, including the Board of Trustees of the Center for Strategic and International Studies, the Board of Directors of the Peterson Institute for International Economics, and as Executive Vice Chair of the National Committee on United States-China Relations. He also supports the environment and education as a member of the Board of Trustees of the National Geographic Society and the Advisory Board of Tsinghua University School of Economics and Management (Tsinghua SEM) in Beijing.

Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none

| | |
|---|---|
| **Michael P. Connors**<br><br>Chairman and<br>Chief Executive Officer,<br>Information Services Group, Inc.<br><br>Independent Lead Director, Chubb Limited<br><br>Age: 70<br><br>Years of Service: 15 (since 2011)<br><br>Committee Memberships:<br>Compensation,<br>Nominating & Governance,<br>Executive | Michael P. Connors is the founder, Chairman of the Board and Chief Executive Officer of Information Services Group, Inc. (technology insights, market intelligence and advisory services company) (listed company). Mr. Connors served as a member of the Executive Board of VNU N.V. (worldwide media and marketing information company) following the merger of ACNielsen into VNU in 2001 until 2005, and he served as Chairman and Chief Executive Officer of VNU Media Measurement & Information Group and Chairman of VNU World Directories until 2005. He previously was Vice Chairman of the Board of ACNielsen (global marketing research firm) from its spin-off from the Dun & Bradstreet Corporation in 1996 until 2001, was Senior Vice President of American Express Travel Related Services from 1989 to 1995, and before that was a Corporate Vice President of Sprint Corporation (telecommunications provider). Mr. Connors was previously a member of the Board of Directors of Eastman Chemical Company.<br><br>Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none |
| **Michael G. Atieh**<br><br>Retired Chief Financial and<br>Business Officer,<br>Ophthotech Corporation<br><br>Age: 72<br><br>Years of Service: 35 (since 1991)<br><br>Committee Memberships:<br>Risk & Finance | Michael G. Atieh served as Executive Vice President and Chief Financial and Business Officer of Ophthotech Corporation (biopharmaceutical company) from September 2014 until March 2016. Prior to that, from February 2009 until its acquisition in February 2012, Mr. Atieh was Executive Chairman of Eyetech Inc. (private specialty pharmaceutical company) and served as Executive Vice President and Chief Financial Officer of OSI Pharmaceuticals from June 2005 until December 2008. Mr. Atieh is currently a director and Chairman of the Audit Committee of Immatics N.V. (clinical stage biopharmaceutical company) (listed company).<br><br>Mr. Atieh served as a director and Chairman of the Audit Committee of Oyster Point Pharma, Inc. from October 2020 to January 2023, a member of the Board of Directors of electroCore, Inc. (medical technology company) from June 2018 to June 2022, a member of the Board of Directors of Theravance Biopharma, Inc. from June 2014 to April 2015, and as a member of the Board of Directors and Chairman of the Audit Committee of OSI Pharmaceuticals, Inc. from June 2003 to May 2005. Previously, Mr. Atieh served at Dendrite International, Inc. (software provider) as Group President from January 2002 to February 2004 and as Senior Vice President and Chief Financial Officer from October 2000 to December 2001. He also served as Vice President of U.S. Human Health, a division of Merck & Co., Inc., from January 1999 to September 2000, as Senior Vice President — Merck-Medco Managed Care, L.L.C., an indirect wholly-owned subsidiary of Merck, from April 1994 to December 1998, as Vice President — Public Affairs of Merck from January 1994 to April 1994 and as Treasurer of Merck from April 1990 to December 1993.<br><br>Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Chairman, HMS Enterprises, Inc. (non-listed company) |
| **Nancy K. Buese**<br><br>Chief Financial Officer,<br>CRH plc<br><br>Age: 56<br><br>Years of Service: 3 (since 2023)<br><br>Committee Memberships:<br>Audit | Nancy K. Buese has served as Chief Financial Officer of CRH plc (building materials company) since May 2025. Ms. Buese previously served as Chief Financial Officer of Baker Hughes Company (supplier of products and services to the energy industry) (listed company) from November 2022 to February 2025, and as Executive Vice President and Chief Financial Officer of Newmont Corporation (precious metals and mining) from October 2016 to November 2022. Before her role at Newmont, Ms. Buese was Executive Vice President and Chief Financial Officer of MPLX (energy company), and prior to MPLX's acquisition of MarkWest Energy Partners, L.P. in 2015, Ms. Buese served as Executive Vice President and Chief Financial Officer of MarkWest for 11 years. Ms. Buese is a certified public accountant and a former partner with Ernst & Young. Ms. Buese was a director of The Williams Companies, Inc., from 2018 to February 2023, and from 2009 to 2017 served as a director and chaired the audit committee of UMB Financial Corporation.<br><br>Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none |
| **Sheila P. Burke**<br><br>Strategic Advisor, Baker, Donelson, Bearman,<br>Caldwell & Berkowitz, PC<br><br>Age: 75<br><br>Years of Service: 10 (since 2016)<br><br>Committee Memberships:<br>Risk & Finance | Sheila P. Burke has been a Strategic Advisor at Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (non-listed company) since 2009, where she is currently the Chair of the firm's Government Relations and Public Policy Group. Ms. Burke was a Faculty Research Fellow at the Malcolm Wiener Center for Social Policy, and was a Member of Faculty at the John F. Kennedy School of Government, Harvard University, from September 2007 to August 2024. Ms. Burke currently serves as Co-Chair of the Board of Ascension Healthcare (non-listed company). From 1997 to 2016, Ms. Burke was a member of the board of directors of The Chubb Corporation (Chubb Corp.) and joined our Board at the time of its merger with the Company. From 2004 to 2007, Ms. Burke served as Deputy Secretary and Chief Operating Officer of the Smithsonian Institution, and was Under Secretary for American Museums and National Programs, Smithsonian Institution, from June 2000 to December 2003. She was previously Executive Dean and Lecturer in Public Policy of the John F. Kennedy School of Government, Harvard University, from November 1996 until June 2000. Ms. Burke also served as Chief of Staff to the Majority Leader of the U.S. Senate from 1985 to 1996. Ms. Burke was also previously a member of the board of directors of health insurance provider WellPoint, Inc. (now Elevance Health Inc.).<br><br>Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Member of the Board of Directors, Abt Associates (non-listed company); Co-Chair of the Board of Directors, Ascension Healthcare (non-listed company); Member of the Board of Directors, Strategic Partnership LLC (non-listed company) |

**Nelson J. Chai**

Chief Executive Officer, DailyPay LLC

Age: 60

Years of Service: 2 (since 2024)

Committee Memberships:
Audit

Nelson J. Chai has served as Chief Executive Officer of DailyPay LLC (worktech and earned wage access platform) since October 2025, and as a member of its board of directors since January 2025. Mr. Chai was non-executive chairman of DailyPay from January 2025 to October 2025. Prior to that, Mr. Chai served as Chief Financial Officer of Uber Technologies Inc. (rideshare and logistics technology platform) from September 2018 to December 2023. From 2017 to 2018, Mr. Chai was President and Chief Executive Officer of The Warranty Group (warranty solutions and underwriting services provider), and from 2010 to 2015 served in a variety of senior management roles at CIT Group, Inc. (financial services company), including President from 2011 to 2015 and Chairman of CIT Bank NA from 2014 to 2015. Prior to CIT Group, Mr. Chai held senior management positions at Bank of America Corporation and Merrill Lynch & Co., including Executive Vice President and Chief Financial Officer from 2007 to 2008. Mr. Chai served as Executive Vice President and Chief Financial Officer of NYSE Euronext, Inc. and its predecessor company NYSE Group, Inc. from 2006 through 2007. Since 2010, Mr. Chai has served on the board of directors of Thermo Fisher Scientific Inc. (global provider of scientific instruments, software and laboratory services).

Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none

**Michael L. Corbat**

Former Chief Executive Officer,
Citigroup Inc.

Age: 65

Years of Service: 3 (since 2023)

Committee Memberships:
Compensation, Nominating & Governance

Michael L. Corbat served as Chief Executive Officer of Citigroup Inc. (global banking and financial services) from October 2012 until March 2021. Mr. Corbat held a number of key executive management positions in his nearly 40-year career at Citigroup, in which he gained experience in substantially all of Citi's business operations, including Chief Executive Officer of Europe, Middle East and Africa from December 2011 to October 2012, Chief Executive Officer of Citi Holdings from January 2009 to December 2011, Chief Executive Officer of Citi Global Wealth Management from September 2008 to January 2009, and prior to that Head of the Global Corporate and Global Commercial Bank and Head of the Global Relationship Bank. In 2022, Mr. Corbat joined 26North Partners, a private investment firm (non-listed) as a Senior Advisor, and founded Teton Advisors LLC, a private consulting business (non-listed).

Mr. Corbat previously served as a member of the Board of Directors of Citigroup Inc. from 2012 to 2021, and also a former member during the last five years of The Clearing House Association (including Chairman of the Supervisory Board), Financial Services Forum (including Vice Chairman), Bank Policy Institute (Member), The Partnership for New York City (Executive Committee Member), The Business Council (Member), Business Roundtable (Member), International Business Council of WEF (Member), and The U.S. Ski & Snowboard Team Foundation (Trustee).

Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Member of the Board of Directors, Jackson Hole Mountain Resort (non-listed)

**Fred Hu**
Chairman and Chief Executive Officer,
Primavera Capital Group

Age: 62

Years of Service: 1 (since 2025)

Committee Memberships:
Risk & Finance

Fred Hu has been the Chairman and CEO of Primavera Capital Group (Asia-based private investment firm) since he founded the company in 2010. Prior to that he was a partner and Chairman of Greater China at Goldman Sachs Group Inc. (investment banking and financial services). Mr. Hu is currently Chairman of the Board of Yum China Holdings Inc. (restaurant holding company) (listed company) and a member of the Board of Directors of UBS Group AG (financial services) (listed company). He previously served as co-director of the National Center for Economic Research and a professor at Tsinghua University.

Mr. Hu also served as a director of Industrial and Commercial Bank of China Limited from April 2019 to April 2025, of Ant Group from August 2020 to March 2022, of Hang Seng Bank Limited from May 2011 to May 2018, and of Hong Kong Exchanges and Clearing Limited from November 2014 to April 2021. He previously served as an economist at the International Monetary Fund, on the Hong Kong Government's Strategic Development Committee, and the Advisory Committee for the Hong Kong Securities and Futures Commission.

Mr. Hu obtained his doctoral degree in economics from Harvard University.

Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Member of the Board of Directors, Taikang Insurance Group (non-listed)

**Robert J. Hugin**

Former Chairman and
Chief Executive Officer,
Celgene Corporation

Age: 71
Years of Service: 6 (since 2020)

Committee Memberships:
Risk & Finance

Robert J. Hugin served as Chief Executive Officer of Celgene Corporation (a biopharmaceutical company) from June 2010 until March 2016, as Chairman of its Board of Directors from June 2011 to March 2016 and as Executive Chairman from March 2016 to January 2018. Prior to June 2016, Mr. Hugin held a number of management roles at Celgene, including President from May 2006 to July 2014, Chief Operating Officer from May 2006 to June 2010 and Senior Vice President and Chief Financial Officer from June 1999 to May 2006. Prior to that, Mr. Hugin was a Managing Director at J.P. Morgan & Co. Inc., which he joined in 1985. Mr. Hugin is currently a director of Biohaven, Ltd. (pharmaceutical company) (listed company). Mr. Hugin has previously served as a director of Biohaven Pharmaceutical Holding Company Ltd. (pharmaceutical company), Allergan plc (multispecialty health care company), Danaher Corporation (science and technology company) and The Medicines Company (pharmaceutical company).

Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Member of the Board of Directors, Nereid Therapeutics (non-listed company); Member of the Board of Directors, WCG Clinical Inc. (non-listed company)

| **Robert W. Scully** | Robert W. Scully was a member of the Office of the Chairman of Morgan Stanley from 2007 until his retirement in 2009, where he had previously been Co-President of the firm, Chairman of global capital markets and Vice Chairman of investment banking. Prior to joining Morgan Stanley in 1996, he served as a managing director at Lehman Brothers and at Salomon Brothers Inc. Mr. Scully is currently a director of KKR & Co. Inc. (private equity and asset management) (listed company). Previously, Mr. Scully was a Public Governor of the Financial Industry Regulatory Authority (FINRA) and a director of Zoetis Inc., UBS Group AG, Bank of America Corporation, GMAC Financial Services and MSCI Inc. |
|---|---|
| Retired Co-President, Morgan Stanley | |
| Age: 76 | |
| Years of Service: 12 (since 2014) | |
| Committee Memberships: Audit (Chair), Executive | Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none |

| **Theodore E. Shasta** | Theodore E. Shasta has served since 2009 as a Director of MBIA, Inc. (financial guarantee insurance provider) (listed company), and also serves as the Chair of its Audit Committee and a member of its Finance and Risk Committee, Compensation and Governance Committee and Executive Committee. Mr. Shasta was formerly a Senior Vice President and Partner of Wellington Management Company (a global investment advisor). Mr. Shasta joined Wellington Management Company in 1996 and specialized in the financial analysis of publicly-traded insurance companies and retired in June 2009. Prior to joining Wellington Management Company, Mr. Shasta was a Senior Vice President of Loomis, Sayles & Company (investment management). Before that, he served in various capacities with Dewey Square Investors and Bank of Boston. In total, Mr. Shasta spent 25 years covering the insurance industry as a financial analyst. |
|---|---|
| Retired Partner, Wellington Management Company | |
| Age: 75 | |
| Years of Service: 16 (since 2010) | |
| Committee Memberships: Audit | Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none |

| **David H. Sidwell** | David H. Sidwell was Executive Vice President and Chief Financial Officer of Morgan Stanley from March 2004 to October 2007, when he retired. From 1984 to March 2004, Mr. Sidwell worked for JPMorgan Chase & Co. in a variety of financial and operating positions, most recently as Chief Financial Officer of JPMorgan Chase's investment bank from January 2000 to March 2004. Prior to joining JP Morgan in 1984, Mr. Sidwell was with Price Waterhouse LLP, a major public accounting firm, from 1975 to 1984, where he was qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales. Mr. Sidwell was Senior Independent Director of UBS Group AG until April 2020 and was a director of the Federal National Mortgage Association (Fannie Mae) until October 2016. |
|---|---|
| Retired Chief Financial Officer, Morgan Stanley | |
| Age: 73 | |
| Years of Service: 12 (since 2014) | |
| Committee Memberships: Nominating & Governance (Chair), Compensation, Executive | Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none |

| **Olivier Steimer** | Olivier Steimer was Chairman of the Board of Banque Cantonale Vaudoise from October 2002 until December 2017. Previously, he worked for the Credit Suisse Group from 1983 to 2002, with his most recent position at that organization being Chief Executive Officer, Private Banking International, and member of the Group Executive Board. Mr. Steimer has served since January 2018 on the Board of Bank Lombard Odier & Co. Ltd. (a Swiss private bank) (non-listed company), and was a member of the Board of Allreal Holding AG (Swiss real estate manager and developer) from 2013 to April 2025. From 2009 to 2021, he served as a member, and from 2012 to 2021 as Vice Chairman, of the Bank Council of Swiss National Bank. He was Chairman of the foundation board of the Swiss Finance Institute until June 2017. From 2003, he served as a member, and from 2010 to 2014 as Vice Chairman, of the Board of Directors of SBB CFF FFS (the Swiss national railway company), and, from 2009 until 2012, he was the Chairman of the Board of Piguet Galland & Cie SA. Mr. Steimer is a Swiss citizen. |
|---|---|
| Former Chairman, Banque Cantonale Vaudoise | |
| Age: 70 | |
| Years of Service: 18 (since 2008) | |
| Committee Memberships: Risk & Finance (Chair), Executive | Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none |

| **Frances F. Townsend** | Frances F. Townsend currently runs her own independent corporate consulting business, Frances Fragos Townsend, LLC. From December 2020 until November 2023, Ms. Townsend served in a variety of roles at Activision Blizzard (interactive gaming and entertainment), including Executive Vice President for Corporate Affairs, Corporate Secretary, Chief Compliance Officer and Senior Counsel. From October 2010 to December 2020, Ms. Townsend served at MacAndrews & Forbes Incorporated (a diversified holding company). At the time of her departure she was Vice Chairman, General Counsel and Chief Administrative Officer. From April 2009 to October 2010, Ms. Townsend was a partner at the law firm of Baker Botts LLP. |
|---|---|
| Advisory Services, Frances Fragos Townsend, LLC | |
| Age: 64 | |
| Years of Service: 6 (since 2020) | |
| Committee Memberships: Compensation (Chair), Nominating & Governance, Executive | From May 2004 until January 2008, Ms. Townsend served as Assistant to President George W. Bush for Homeland Security and Counterterrorism and chaired the U.S. Homeland Security Council. She also served as Deputy Assistant to the President and Deputy National Security Advisor for Combating Terrorism from May 2003 to May 2004. Prior to serving the President, Ms. Townsend was the first Assistant Commandant for Intelligence for the U.S. Coast Guard and spent 13 years at the U.S. Department of Justice in various senior positions. Ms. Townsend is a board member of the Council on Foreign Relations and the Trilateral Commission, and is currently the Chair of the Board of Leonardo DRS, Inc. (defense contractor) (listed company) and a director of Freeport-McMoRan Inc. (international mining company) (listed company). Ms. Townsend previously served as a director of Scientific Games Corporation (now Light & Wonder Inc.), SciPlay Corporation and The Western Union Company. |
| | Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Member of the Advisory Board, Beacon Global Strategies (non-listed company); Member of the Advisory Board, Coinbase (listed company); Member of the Advisory Board, Investcorp Bank (non-listed company); Chair of the Board of Directors, Rancher Government Solutions (non-listed company); Chair of the Board of Directors, SAP National Security Services (non-listed company); Member of the Board of Directors, Thomson Reuters Special Services (non-listed company) |

## b) Executive Management

| | |
|---|---|
| **Evan G. Greenberg**<br><br>Chairman and Chief Executive Officer | See above under "Board of Directors." |
| **John W. Keogh**<br><br>President and Chief Operating Officer; Chairman, North America Insurance<br><br>Age: 61 | John W. Keogh was appointed President of Chubb in December 2020, and has served as Chief Operating Officer since July 2011. Mr. Keogh was appointed Chairman, North America Insurance in January 2026. Mr. Keogh had been previously appointed Vice Chairman of Chubb Limited in 2010 and Executive Vice Chairman in 2015. Mr. Keogh joined Chubb in 2006 as Chairman, Insurance – Overseas General. Before joining Chubb, Mr. Keogh held a range of positions at AIG, including Senior Vice President, Domestic General Insurance, and President and Chief Executive Officer of National Union Fire Insurance Company of Pittsburgh, an AIG member company. Mr. Keogh has 40 years of insurance industry experience.<br><br>Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none |
| **Peter C. Enns**<br><br>Chief Financial Officer<br><br>Age: 60 | Peter C. Enns was appointed Executive Vice President and Chief Financial Officer of Chubb Limited in July 2021. Mr. Enns, who joined Chubb in April 2021 as Executive Vice President, Finance, has more than 30 years of finance and investment banking experience. Before joining Chubb, Mr. Enns held several management positions at HSBC from 2018 to 2020, including Global Head of Financial Institutions Group, Global Co-Head of Corporate Finance Coverage, and Global Co-Head of Investment Banking Coverage. Prior to HSBC, Mr. Enns held several senior positions through 2017 during a more than 20-year career at Goldman Sachs, including Chairman and CEO of Goldman Sachs Canada, Head of the Asia Financial Institutions Group, and Partner of the U.S. Financial Institutions Group.<br><br>Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none |
| **Joseph F. Wayland**<br><br>General Counsel and Secretary<br><br>Age: 68 | Joseph F. Wayland was appointed Executive Vice President of Chubb Limited in January 2016, and General Counsel and Secretary of Chubb Limited in July 2013. Mr. Wayland joined Chubb from the law firm of Simpson Thacher & Bartlett LLP, where he was a partner since 1994. From 2010 to 2012, he served in the United States Department of Justice, first as Deputy Assistant Attorney General of the Antitrust Division, and was later appointed as the Acting Assistant Attorney General in charge of that division.<br><br>Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none |

**REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF CHUBB LIMITED, ZURICH ON THE (SWISS STATUTORY) COMPENSATION REPORT**

*Opinion*
We have audited the Swiss Statutory Compensation Report (compensation report) of Chubb Limited (the Company) for the year ended December 31, 2025. The audit was limited to the information pursuant to article 734a-734f of the Swiss Code of Obligations (CO) in the tables/information marked 'audited' on pages SC-4 to SC-11 of the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the compensation report (pages SC-4 to SC-11) complies with Swiss law and the Company's articles of association.

*Basis for opinion*
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

*Other information*
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables/information marked 'audited' in the compensation report, the consolidated financial statements, the financial statements and our auditor's reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

*Board of Directors' responsibilities for the compensation report*
The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of association, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also charged with structuring the remuneration principles and specifying the individual remuneration components.

*Auditor's responsibilities for the audit of the compensation report*
Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

**REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF CHUBB LIMITED, ZURICH ON THE (SWISS STATUTORY) COMPENSATION REPORT** (continued)

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers AG

/s/ Martin Schwörer                          /s/ Beat Walter
Martin Schwörer                              Beat Walter

Licensed audit expert                        Licensed audit expert
Auditor in charge

Zurich, March 19, 2026

Chubb Limited
Bärengasse 32
CH—8001 Zurich
Switzerland

chubb.com